Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149677

PROSPECTUS OF HOME FEDERAL BANCORP, INC. OF LOUISIANA ( a Louisiana corporation)
JOINT PROXY STATEMENT OF HOME FEDERAL BANCORP, INC. OF LOUISIANA (a federal corporation)
AND FIRST LOUISIANA BANCSHARES, INC.
_______________________
Home Federal Bancorp, Inc. of Louisiana, a recently formed Louisiana corporation, referred to as the new holding company or New Home Federal Bancorp, has been organized as part of the conversion of Home Federal Mutual Holding Company of Louisiana from the mutual to the stock form of organization and concurrent offering of the new holding company's common stock. Upon completion of the conversion and offering, Home Federal Bancorp, Inc. of Louisiana, a federal corporation, will no longer exist and new Home Federal Bancorp will succeed to all of the rights and obligations of the federal corporation. Immediately after the conversion and offering is completed, First Louisiana Bancshares, Inc., the holding company of First Louisiana Bank, will merge with and into the new holding company. The merger will not occur if we do not complete the conversion and offering or other customary conditions are not satisfied.  Likewise, the conversion and offering will not be completed if the merger does not occur.  Following the merger, the new holding company will change its name to "First Louisiana Bancshares, Inc."  We expect that our common stock will be listed on the Nasdaq Global Market under the symbol "FLBI."
If you are currently a shareholder of Home Federal Bancorp, Home Federal Bancorp is holding a special meeting of shareholders on June 27, 2008. This document is the proxy statement that Home Federal Bancorp is using to solicit your vote at the special meeting and the prospectus of new Home Federal Bancorp for the stock that will be issued to you in the conversion and offering. Home Federal Bancorp is asking you to vote in favor of the following three proposals at the special meeting:

1.	Approval of the Plan of Conversion and Reorganization;

2.
Approval of the Agreement and Plan of Merger by and between Home Federal Mutual Holding Company of Louisiana, Home Federal Bancorp, Inc. of Louisiana and First Louisiana Bancshares, Inc., dated as of December 11, 2007; and

3.	Approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.
•	Home Federal Bancorp's board of directors has unanimously approved the plan of conversion and reorganization and the merger agreement, and recommends that you vote "FOR" each proposal.
•
As part of the conversion, your shares of common stock of Home Federal Bancorp will be exchanged for between 0.6369 and 0.8617 shares of New Home Federal Bancorp, which may be increased to 0.9909 shares in the event the offering closes at the maximum, as adjusted. The new holding company will issue cash in lieu of any fractional shares. The actual exchange ratio will ensure that immediately after the exchange of existing shares of Home Federal Bancorp for new shares but before the merger with First Louisiana Bancshares is completed, the public shareholders of Home Federal Bancorp common stock will own approximately the same aggregate percentage of shares of common stock of the new holding company that they owned immediately prior to the conversion, excluding any shares they purchased in the offering and excluding any shares issued in connection with the acquisition of First Louisiana Bancshares.  The actual exchange ratio cannot be calculated, however, until the conversion and offering are completed.

•
By their approval of the plan of conversion and reorganization as set forth in Proposal 1, the board of directors of Home Federal Bancorp has approved the informational proposals described in this joint proxy statement prospectus relating to the new holding company's articles of incorporation.  Home Federal Bancorp's shareholders are not being asked to approve these informational proposals at the special meeting.

If you are currently a stockholder of First Louisiana Bancshares, First Louisiana Bancshares is holding a special meeting of shareholders on June 19, 2008. This document is the proxy statement that First Louisiana Bancshares is using to solicit your vote at the special meeting and the prospectus of New Home Federal Bancorp for the stock that will be issued in the merger. First Louisiana Bancshares is asking you to vote in favor of adopting the merger agreement, pursuant to which First Louisiana Bancshares will merge with and into New Home Federal Bancorp immediately following Home Federal Mutual Holding Company's conversion from the mutual to stock form; and for the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies.
•	First Louisiana Bancshares' board of directors has unanimously approved the merger agreement and recommends that you vote "FOR" the adoption of the merger agreement.
•
In the merger, for each of your shares of First Louisiana Bancshares common stock you may elect to receive either (a) $28.00 in cash, without interest or (b) 2.8 shares of common stock of New Home Federal Bancorp, subject to proration if either the cash election or the stock election is oversubscribed.

We urge you to read this entire document carefully, including the section entitled "Risk Factors" beginning on page 18.
These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The date of this document is May 13, 2008 and it is first being mailed on or about May 23, 2008

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

You should rely only on the information contained in this joint proxy statement prospectus or to which we have referred you.  We have not authorized anyone to provide you with information that is different.  This joint proxy statement prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful.  The affairs of Home Federal Bancorp, Inc. of Louisiana, Home Federal Mutual Holding Company, Home Federal Savings and Loan Association and First Louisiana Bancshares, Inc. and their respective subsidiaries may change after the date of this joint proxy statement prospectus.  Delivery of this joint proxy statement prospectus and the exchange of shares of Home Federal Bancorp common stock made hereunder does not mean otherwise.

i

ii

HOME FEDERAL BANCORP, INC. OF LOUISIANA
(a federal corporation)
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on June 27, 2008

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Home Federal Bancorp will be held at 624 Market Street, Shreveport, Louisiana on Friday, June 27, 2008 at 10:00 a.m., Central time, to consider and vote upon:

1.
The approval of a plan of conversion and reorganization and the transactions contemplated thereby pursuant to which, among other things, new Home Federal Bancorp will offer for sale shares of its common stock and existing shares of common stock of Home Federal Bancorp held by public shareholders will be exchanged for shares of common stock of the new holding company upon the conversion of Home Federal Mutual Holding Company from the mutual holding company structure to the stock holding company form;

2.
To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 11, 2007, by and among Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares, Inc.  A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement prospectus.

3.
Approval of the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Home Federal Bancorp special meeting to approve and adopt the merger agreement; and

4.	Any other matters that may properly come before the special meeting or an adjournment or postponement thereof. Management is not aware of any such other business at this time.

The following informational proposals relating to Home Federal Bancorp's articles of incorporation are also described in this joint proxy statement prospectus, but, due to Office of Thrift Supervision regulations, are not subject to a vote of Home Federal Bancorp's shareholders.  Home Federal Bancorp's shareholders are not being asked to approve these informational proposals at the special meeting.

•
1A – increasing the authorized capital stock of New Home Federal Bancorp to 10,000,000 shares of preferred stock and 40,000,000 shares of common stock from 2,000,000 shares of preferred stock and 8,000,000 shares of common stock in Home Federal Bancorp's federal stock charter;

•	1B – a super-majority shareholder approval requirement to amend certain provisions in the articles of incorporation of New Home Federal Bancorp; and

•	1C – a provision adding a super-majority shareholder approval requirement to amend to certain provisions in the bylaws of New Home Federal Bancorp.

The Board of Directors has fixed March 16, 2008, as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting and at an adjournment or postponement thereof.

Upon written request addressed to the Corporate Secretary of Home Federal Bancorp at the address given above, shareholders may obtain an additional copy of this joint proxy statement prospectus and/or a copy of the plan of conversion and reorganization.  In order to assure timely receipt of the additional copy of the joint proxy statement prospectus and/or the plan of conversion and reorganization, the written request should be received by Home Federal Bancorp, Inc. by June 17, 2008.  In addition, all such documents may be obtained by calling our conversion center at (318) 674-2614, Monday through Friday from 10:00 a.m. to 4:00 p.m., Central time.

By Order of the Board of Directors

Shreveport, Louisiana
Daniel R. Herndon
May 23, 2008	Chairman, President and Chief Executive Officer

FIRST LOUISIANA BANCSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on June 19, 2008

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of First Louisiana Bancshares, Inc. will be held at the main office, located at 1350 East 70th Street, Shreveport, Louisiana on Thursday, June 19, 2008 at 2:30 p.m., Central time, to consider and vote upon:

1.
To consider approval of the Agreement and Plan of Merger, dated as of December 11, 2007, by and among Home Federal Bancorp, Inc. of Louisiana, Home Federal Mutual Holding Company and First Louisiana Bancshares, Inc.  A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement prospectus;

2.
Proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the First Louisiana Bancshares special meeting to approve and adopt the merger agreement;

3.	Any other matters that may properly come before the special meeting or an adjournment or postponement thereof. Management is not aware of any such other business at this time.

The Board of Directors has fixed May 13, 2008, as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting and at an adjournment or postponement thereof.

Dissenting shareholders who comply with the procedural requirements of the Louisiana Business Corporation Law will be entitled to receive payment of the fair cash value of their shares if the merger is effected upon approval by less than eighty percent of the total voting power of First Louisiana Bancshares.

Upon written request addressed to the Secretary of First Louisiana Bancshares at the address given above, shareholders may obtain an additional copy of this joint proxy statement prospectus.  In order to assure timely receipt of the additional copy of the joint proxy statement prospectus, the written request should be received by First Louisiana Bancshares, Inc. by June 9, 2008.

By Order of the Board of Directors

Ron C. Boudreaux
President
Shreveport, Louisiana
May 23, 2008

QUESTIONS AND ANSWERS ABOUT THE CONVERSION AND OFFERING

For Shareholders of Home Federal Bancorp, Inc.

You should read this document and the plan of conversion and reorganization for more information about the conversion and offering.  The plan of conversion and reorganization has been conditionally approved by our regulators.

Q.	What are shareholders being asked to approve?

A.
Home Federal Bancorp shareholders as of May 16, 2008 are asked to vote on the plan of conversion and reorganization as well as the acquisition of First Louisiana Bancshares and, if necessary, a proposal to adjourn the special meeting.  See "Questions and Answers About the Merger" beginning on page 4 for information regarding the merger.  Under the plan of conversion and reorganization, Home Federal Mutual Holding Company will convert from the mutual holding company form to a stock holding company, and as part of such conversion, a new company, Home Federal Bancorp will offer for sale, in the form of shares of its common stock, Home Federal Mutual Holding Company's 63.1% ownership interest in Home Federal Bancorp (this percentage does not take into account the affect on such percentage of the shares issued in connection with the acquisition of First Louisiana Bancshares).  In addition to the shares of common stock to be issued to those who purchase shares in the stock offering, public shareholders of Home Federal Bancorp as of the completion of the conversion and offering, will receive shares of New Home Federal Bancorp common stock in exchange for their existing shares.  In addition, informational proposals relating to New Home Federal Bancorp's articles of incorporation are also described in this joint proxy statement prospectus, but, due to Office of Thrift Supervision regulations, are not subject to a vote of the Home Federal Bancorp's shareholders.  Home Federal Bancorp's shareholders are not being asked to approve these informational proposals at the special meeting.

Q.	What is the conversion?

A.
Home Federal Mutual Holding Company is converting from a mutual holding company structure to a fully-public ownership structure.  Currently, Home Federal Mutual Holding Company owns 63.1% of Home Federal Bancorp's common stock.  The remaining 36.9% of common stock is owned by public shareholders.  The percentage originally held by public shareholders upon completion of our mutual holding company reorganization in January 2005 was 40%.  Such percentage has been reduced by subsequent share repurchases conducted by Home Federal Bancorp. As a result of the conversion and offering, our newly formed company, also called Home Federal Bancorp, Inc. of Louisiana will become the parent of Home Federal Savings and Loan.

Shares of common stock of the new holding company, representing the current 63.1% ownership interest of Home Federal Mutual Holding Company in Home Federal Bancorp, are being offered for sale to eligible depositors, certain borrowers and to the public.  At the completion of the conversion and offering, current public shareholders of Home Federal Bancorp will exchange their shares of Home Federal Bancorp common stock for shares of common stock of the new holding company which will be renamed "First Louisiana Bancshares, Inc."

After the conversion and offering are completed, Home Federal Savings and Loan will become a wholly-owned subsidiary of the new holding company, and 100% of the common stock of the new holding company will be owned by public shareholders.  As a result of the conversion and offering, Home Federal Mutual Holding Company and the current Home Federal Bancorp will cease to exist. See "Home Federal Bancorp's Proposal 1 - Approval of the Plan of Conversion and Reorganization " beginning on page 125 of this joint proxy statement prospectus, for more information about the conversion.

Q.	What will shareholders receive for their existing Home Federal Bancorp shares?

A.
Depending on the number of shares sold in the stock offering, each share of common stock that you own upon completion of the conversion and offering will be exchanged for between 0.6369 shares at the minimum and 0.8617 shares at the maximum of the offering range (cash will be paid in lieu of fractional shares).  For example, if you own 100 shares of Home Federal Bancorp common stock and the exchange ratio is 0.6369, after the conversion you will receive 63 shares of the new holding company common stock and $6.90 in cash, the value of the fractional share, based on the $10.00 per share offering price.  Shareholders who hold shares in street name at a brokerage firm will receive these funds in their brokerage account.  Shareholders who have stock certificates will receive checks.  The number of shares you receive will depend on the number of shares sold in the offering and will be based on an exchange ratio determined as of the closing of the conversion and offering.  The actual number of shares you receive will depend upon the number of shares we sell, which in turn will depend upon the final appraised value of Home Federal Bancorp.  The exchange ratio will adjust based on the number of shares sold in the offering.  It will not depend on the market price of Home Federal Bancorp's common stock.  However, since the exchange ratio is less than one-for-one, unless the offering range is increased, the market value per share of the shares of common stock of New Home Federal Bancorp received may be less that the per share market value of the existing Home Federal Bancorp common stock and the estimated pro forma stockholders' equity per share will be less.

Q.	What are the reasons for the conversion and offering?

A.	We are pursuing the conversion and offering for the following reasons:

•
The additional funds resulting from the offering will first be used to fund the cash portion of the merger consideration to acquire First Louisiana Bancshares and second, will support continued growth and expansion of Home Federal Bancorp’s and Home Federal Savings and Loan’s operations as well as provide increased lending capability.

•
We believe that our current mutual holding company structure has limited our opportunities to acquire other institutions because we cannot now issue stock in an acquisition in an amount that would cause Home Federal Mutual Holding Company to own less than a majority of the outstanding shares of Home Federal Bancorp.  We expect that our conversion and offering will facilitate our ability to acquire other institutions in the future by eliminating this requirement of majority ownership by our mutual holding company.  Currently, we have no plans, agreements or understandings regarding any merger or acquisition transactions other than the acquisition of First Louisiana Bancshares.

•
The conversion and offering, especially when combined with the shares to be issued in connection with First Louisiana Bancshares, will increase the number of outstanding shares held by public shareholders and we expect our stock to have greater liquidity.

In view of Home Federal Bancorp's current operations and capital level and due to the significant additional capital that will be raised by New Home Federal Bancorp in connection with the conversion of Home Federal Mutual Holding Company, Home Federal Mutual Holding Company and Home Federal Bancorp believes that conducting the acquisition of First Louisiana Bancshares in connection with the conversion will result in an institution whose competitive position will be substantially improved upon conversion.  We believe that the acquisition of First Louisiana Bancshares will significantly expand and diversify our loan portfolio, improve our lending platform, add depth and strength to management and result in an institution which will be better able to offer the increasingly sophisticated and broad array of services that are necessary to meet the convenience and needs of Home Federal Saving and Loan's (including First Louisiana Bank’s customers as a result of the merger) customers.

Q.	Why should I vote?

A.
You are not required to vote, but your vote is very important.  In order for us to implement the plan of conversion and reorganization, we must receive the affirmative vote of the holders of (1) two-thirds of the outstanding shares of Home Federal Bancorp common stock and (2) a majority of the outstanding shares of Home Federal Bancorp common stock, other than shares held by Home Federal Mutual Holding Company.  In addition, the merger must be approved for us to proceed with the conversion and offering as currently structured.

Q.	What happens if I don't vote?

A.
Your prompt vote is very important.  Not voting will have the same effect as voting "Against" the plan of conversion and reorganization.  Without sufficient favorable votes "for" the conversion, we will not proceed with the conversion and offering or the merger with First Louisiana Bancshares.  In addition, if the merger is not approved by shareholders, we cannot complete the conversion and offering as currently structured.

Q.	How do I vote?

A.	You should sign your proxy card and return it in the enclosed proxy reply envelope. Please vote promptly. Not voting has the same effect as voting "Against" the plan of conversion and reorganization.

THE BOARD OF DIRECTORS OF HOME FEDERAL BANCORP RECOMMENDS
THAT SHAREHOLDERS OF HOME FEDERAL BANCORP VOTE "FOR" THE PLAN OF CONVERSION AND REORGANIZATION

Q.	If my shares are held in street name, will my broker automatically vote on my behalf?

A.
No.  Your broker will not be able to vote your shares without instructions from you.  You should instruct your broker to vote your shares, using the directions that your broker provides to you.  If you do not instruct your broker to vote your shares by proxy, each unvoted share will have the same effect as a vote against the plan of conversion and reorganization.

Q.	How will my existing Home Federal Bancorp shares be exchanged?

A.
The exchange of your shares of Home Federal Bancorp common stock into the right to receive shares of the new holding company common stock will occur automatically on the effective date of the conversion and offering, although you will need to return your stock certificate(s) if you hold shares in certificate form.  As soon as practicable after the effective date of the conversion and offering, our exchange agent will send a transmittal form to you.  The transmittal forms are expected to be mailed promptly after the effective date and will contain instructions on how to submit the stock certificate(s) representing existing shares of Home Federal Bancorp common stock.  No fractional shares of the new holding company common stock will be issued to you when the conversion and offering are completed.  For each fractional share that would otherwise be issued to a shareholder who holds a certificate, you will be paid by check an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $10.00.  If your shares are held in street name, you will automatically receive cash in lieu of fractional shares.

Q.	Should I submit my stock certificates now?

A.
No.  If you hold your certificate(s), instructions for exchanging the shares will be sent to you promptly after completion of the conversion and offering.  If your shares are held in "street name," rather than in certificate form, the share exchange will occur automatically upon completion of the conversion and offering.

Further Questions?

For answers to other questions regarding the conversion and offering, please read this joint proxy statement prospectus.  Questions about the conversion and offering or voting may be directed to the conversion center by calling (318) 674-2614, Monday – Friday, from 9:00 a.m. and 4:00 p.m., Central time.

QUESTIONS AND ANSWERS ABOUT THE MERGER

For Shareholders of Home Federal Bancorp, Inc. and
First Louisiana Bancshares, Inc.

Q:	What am I being asked to vote on? What is the proposed transaction?

A:
You are being asked to vote on the approval of a merger agreement that provides for the acquisition of First Louisiana Bancshares by new Home Federal Bancorp and, if necessary, the adjournment of the special meeting.  The boards of directors of Home Federal Bancorp and First Louisiana Bancshares have determined that the proposed merger is in the best interests of Home Federal Bancorp shareholders and First Louisiana Bancshares shareholders, respectively, have unanimously approved the merger agreement and recommend that Home Federal Bancorp shareholders and First Louisiana Bancshares shareholders, respectively, vote "FOR" the approval of the merger agreement and for a proposal to adjourn the respective special meetings to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meetings to approve the merger agreement.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•
by submitting a written statement that you would like to revoke your proxy to the Corporate Secretary of Home Federal Bancorp, if you are a shareholder of Home Federal Bancorp, or the Secretary of First Louisiana Bancshares, if you are a shareholder of First Louisiana Bancshares, before the meeting;

•	by submitting a new proxy before the meeting; or

•	if you are a holder of record, by attending the meeting and voting in person.

Attendance at the meeting in and of itself will not revoke the proxy.  If your shares are held in an account at a broker, you should contact your broker to change your vote.

Q:	What will First Louisiana Bancshares stockholders be entitled to receive in the merger?

A:
Under the merger agreement, each share of First Louisiana Bancshares common stock will be exchanged for either 2.8 shares of the new holding company common stock or $28.00 in cash.  First Louisiana Bancshares shareholders may elect either of these options and, if they desire, may elect to exchange some common stock for cash and some common stock for the new holding company common stock.

Elections will be limited by the requirement that the 60% of the shares of First Louisiana Bancshares common stock must be converted into the new holding company common stock in the merger with the remaining 40% being converted into the right to receive cash.  Therefore, the form of consideration received will depend in part on the elections of other First Louisiana Bancshares shareholders.

The new holding company will not issue fractional shares in the merger.  Instead, First Louisiana Bancshares shareholders will receive a cash payment, without interest, for the value of any fraction of a share of Home Federal Bancorp common stock that they would otherwise be entitled to receive.  See "Home Federal Bancorp's Proposal 2 and First Louisiana Bancshares' Proposal 1 — Approval of the Merger Agreement" and "Description of New Home Federal Bancorp Capital Stock" in this joint proxy statement prospectus.

Q:	What will my dividends be after the merger?

A:
Home Federal Bancorp currently pays quarterly cash dividends on its common stock.  After the offering, the new holding company expects to continue to pay regular quarterly cash dividends at a rate substantially similar to its current rate, which is $.06 per share.  The new holding company's determination as to whether it will continue to pay dividends will depend on a number of factors, including capital requirements, its operating results and financial condition, tax considerations, industry standards and economic conditions.  Initially, the new holding company's ability to pay dividends will be limited to the net proceeds of the offering retained by the new holding company and earnings from the investment of such proceeds.  Additionally, funds could be contributed from Home Federal Savings and Loan through dividends; however, the ability of Home Federal Savings and Loan to dividend funds to Home Federal Bancorp is subject to regulatory limitations described in more detail in "We Intend to Continue to Pay Quarterly Cash Dividends" in this joint proxy statement prospectus.

Q:	How do shareholders of First Louisiana Bancshares elect to receive cash, stock or a combination of both for First Louisiana Bancshares stock?

A:
A form for making an election will be sent to shareholders of First Louisiana Bancshares separately no later than 15 days prior to the expected effective time of the merger.  For your election to be effective, your properly completed election form, along with your First Louisiana Bancshares stock certificates or an appropriate guarantee of delivery, must be sent to and received by Registrar and Transfer Company, the exchange agent before the end of the election period.   If you do not make a timely election you will be allocated Home Federal Bancorp common stock and/or cash depending on the elections made by other First Louisiana Bancshares shareholders.

Q:	How do stockholders of First Louisiana Bancshares exchange their stock certificates?

A:
 If you make an election, you must return your First Louisiana Bancshares stock certificates or an appropriate guarantee of delivery with your election form.  Shortly after completion of the merger, the new holding company's transfer agent will allocate cash and the new holding company's common stock among First Louisiana Bancshares shareholders, consistent with their elections and the allocation and proration procedures in the merger agreement.  If you do not submit an election form, promptly after completion of the merger the new holding company's transfer agent will send you instructions on how and where to surrender your First Louisiana Bancshares stock certificates after the merger is completed.  Please do not send your First Louisiana Bancshares stock certificates before you receive the election form.

Q:	What are the federal tax consequences of the merger?

A:
If you are a shareholder of Home Federal Bancorp, you will not recognize any gain or loss in connection with the merger.  The tax consequence of the merger to shareholders of First Louisiana Bancshares will depend on whether you receive only cash, only new holding company common stock, or a combination of cash and new holding company common stock in exchange for your shares of First Louisiana Bancshares common stock.  If you exchange your shares solely for new holding company common stock, you should not recognize gain or loss except with respect to the cash you receive instead of any fractional share of new holding company common stock.  If you exchange your shares solely for cash, you should recognize gain or loss on the exchange.  If you exchange your shares for a combination of new holding company common stock and cash, you should recognize capital gain, but not any loss, on the exchange.  Because the allocations of cash and new holding company common stock that you receive will depend on the elections of other First Louisiana Bancshares shareholders, you will not know the actual tax consequences of the merger to you until the allocations are completed.

Q:	Are shareholders of First Louisiana Bancshares entitled to appraisal rights?

A:
Louisiana law provides shareholders of First Louisiana Bancshares with objecting shareholders' rights of dissent in the merger, unless the merger is approved by at least 80% of the total shares eligible to vote. This means that you may be legally entitled to receive payment in cash of the fair value of your shares.  To maintain your appraisal rights you must (i) deliver to First Louisiana Bancshares a written objection to the merger at or before the special meeting of First Louisiana Bancshares shareholders, (ii) not vote in favor of the merger, and (iii) within 20 days of the date that notice is mailed to such shareholder that the merger was approved by the required vote but less than 80% of the total voting power, make a written demand on First Louisiana Bancshares for payment for your stock, stating the number and class of shares for which you demand payment.  Written objections should be addressed to First Louisiana Bancshares' Secretary and sent to 1350 East 70th Street, Shreveport, Louisiana 71105.  Your failure to follow exactly the procedures specified under Louisiana law will result in the loss of your dissenters' rights.  A copy of the section of the Louisiana Business Corporation Law pertaining to objecting shareholders' rights of dissent is provided as Appendix D to this document.  See "Dissenters' Right of Appraisal" on page 170.

Q:	If I plan to attend the special meeting in person, should I still return my proxy?

A:	Yes. Whether or not you plan to attend the special meeting, you should complete and return the enclosed proxy card.

Q:	What do I need to do now to vote my shares of common stock?

A:
After you have carefully read and considered the information contained in this joint proxy statement prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy card and do not vote at the special meeting, this will have the same effect as a vote against the merger agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the merger agreement.

Q:	If my shares are held in "street name" by my broker, will my broker automatically vote my shares?

A:
No.  Your broker will not be able to vote your shares on the proposal to adopt the merger agreement unless you provide instructions on how to vote.  Please instruct your broker how to vote your shares, following the directions that your broker provides.  If you do not provide instructions to your broker on the proposal to approve the merger agreement, your shares will not be voted, and this will have the effect of voting against the merger agreement.  Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When is the merger expected to be completed?

A:
We intend to complete the merger as soon as possible.  In order to do so, the merger agreement must be approved by Home Federal Bancorp's shareholders and First Louisiana Bancshares' shareholders, respectively, and we must obtain the necessary regulatory approvals. Assuming holders of at least two-thirds of the outstanding shares of Home Federal Bancorp common stock and at least two-thirds of the voting power of First Louisiana Bancshares common stock present vote in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger late in the second quarter of 2008 or early in the third quarter of 2008.  However, the merger cannot be completed, and you will not receive any shares of the new holding company or cash, unless and until the conversion and offering are completed.  The offering is scheduled to terminate on June 27, 2008.  The offering may be extended until August 11, 2008, unless the Office of Thrift Supervision approves a later date.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:
Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see "Home Federal Bancorp's Proposal 2 and First Louisiana Bancshares' Proposal 1—Approval of the Merger Agreement—Conditions to the Merger" of this joint proxy statement prospectus.

SUMMARY

The following summary highlights the material information from this joint proxy statement prospectus and may not contain all the information that is important to you.  You should read this entire document carefully, including the sections entitled "Risk Factors" and "The Conversion and Offering" and the consolidated financial statements and the notes to the consolidated financial statements.

What This Document Is About

The Boards of Directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan have adopted a plan of conversion and reorganization pursuant to which Home Federal Savings and Loan will reorganize from the mutual holding company structure to the stock form holding company structure.  As part of the conversion, Home Federal Savings and Loan formed a new Louisiana holding company, also called Home Federal Bancorp, Inc. of Louisiana.  Public shareholders of Home Federal Bancorp will receive shares in the new holding company in exchange for their shares of Home Federal Bancorp common stock based on an exchange ratio.  This conversion to a stock holding company structure also includes the offering by the new holding company of shares of its common stock to eligible depositors and certain borrowers of Home Federal Savings and Loan in a subscription offering and, if necessary, to the public in a community offering and a syndicated community offering.  Following the conversion and offering, Home Federal Mutual Holding Company and Home Federal Bancorp will no longer exist and the new holding company will be the parent company of Home Federal Savings and Loan.

The Boards of Directors of Home Federal Bancorp, Home Federal Mutual Holding Company, Home Federal Savings and Loan and First Louisiana Bancshares have adopted an agreement and plan of merger pursuant to which the new holding company will acquire First Louisiana Bancshares.  As a result of the merger, the shareholders of First Louisiana Bancshares will receive 2.8 shares of the new holding company or $28.00 in cash for each share of First Louisiana Bancshares common stock, subject to allocation and proration procedures whereby 60% of the shares of First Louisiana Bancshares will be exchanged for shares of the common stock of the new holding company with the reminder to be exchanged for cash.  The completion of the merger and the conversion and offering are expected to occur on the same day.

The conversion and offering cannot be completed unless the shareholders of Home Federal Bancorp approve the plan of conversion and reorganization.  In addition, the conversion and the offering cannot be completed unless the merger is completed.  Home Federal Bancorp's shareholders will vote on the plan of conversion and reorganization at Home Federal Bancorp's special meeting. The plan of conversion and reorganization must be approved by the holders of at least two-thirds of the outstanding shares of Home Federal Bancorp on the record date and the holders of two-thirds of the shares of Home Federal Bancorp other than those held by Home Federal Mutual Holding Company.  The merger agreement must be approved by the holders of a two-thirds of the outstanding shares of Home Federal Bancorp common stock on the record date.  Because Home Federal Mutual Holding Company and its directors and executives collectively in the aggregate own more than a two-thirds of the outstanding shares and Home Federal Mutual Holding Company and each of the directors intends to vote all of the shares beneficially owned thereby in favor of the adoption of the merger agreement, the adoption of the merger agreement by the shareholders of Home Federal Bancorp is assured.  The adoption of the merger agreement also requires the affirmative vote of at least two-thirds of the voting power present in person or by proxy of First Louisiana Bancshares.  As of May 16, 2008, and May 13, 2008, the voting record dates, directors of Home Federal Bancorp and First Louisiana Bancshares beneficially owned 121,524 shares and 292,720 shares, respectively, of Home Federal Bancorp and First Louisiana Bancshares common stock, or approximately 3.6% and 37.1%, respectively, of the outstanding shares, excluding shares that can be acquired upon the exercise of stock options.  Each of the directors of Home Federal Bancorp and First Louisiana Bancshares have agreed to vote the shares they own, or are otherwise entitled to vote, in favor of adopting the merger agreement. This document is the joint proxy statement used by Home Federal Bancorp's Board of Directors and First Louisiana Bancshares' Board of Directors to solicit proxies for their respective special meetings.  It also includes the prospectus of New Home Federal Bancorp regarding the shares of the new holding company common stock to be issued to the existing Home Federal Bancorp's shareholders in the share exchange and to First Louisiana Bancshares' shareholders in the merger.  This document does not serve as the prospectus relating to the offering by the New Home Federal Bancorp of its shares of common stock in the subscription offering and any community offering or syndicated community offering, all of which will be made pursuant to a separate prospectus.

In addition, informational proposals relating to Home Federal Bancorp's articles of incorporation are also described in this joint proxy statement prospectus, but, due to Office of Thrift Supervision regulations, are not subject to a vote of Home Federal Bancorp shareholders.  Home Federal Bancorp shareholders are not being asked to approve these informational proposals at the special meeting.

The Home Federal Bancorp Special Meeting

Date, Time and Place. Home Federal Bancorp will hold its special meeting of shareholders to consider and vote on the plan of conversion and reorganization, the merger agreement and the proposal to adjourn the special meeting, if necessary, at its main office located at 624 Market Street, Shreveport, Louisiana, on June 27, 2008 at 10:00 a.m., Central time.

Record Date. The record date for shareholders entitled to vote at the special meeting of shareholders is May 16, 2008.  3,383,287 shares of Home Federal Bancorp common stock including 2,135,375 shares held by Home Federal Mutual Holding Company, were outstanding on the record date and entitled to vote at the special meeting.

The Proposals.  Shareholders of Home Federal Bancorp will be voting on the following proposals at the special meeting:

1.	Approval of the plan of conversion and reorganization;

2.	Approval of the merger agreement;

3.	Approval of the proposal to adjourn the special meeting, if necessary; and

4.	Any other matters that may properly come before the special meeting or any adjournment or postponement thereof (management is not aware of any such matters).

The Informational Proposals.  The provisions of New Home Federal Bancorp's articles of incorporation which are summarized as informational proposals 1A through 1C were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization.  These proposals are informational in nature only because the Office of Thrift Supervision's regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization.  Home Federal Bancorp's shareholders are not being asked to approve these informational proposals at the special meeting.

Vote Required

Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of (i) the holders of a majority of the outstanding shares of common stock of Home Federal Bancorp, other than Home Federal Mutual Holding Company, and (ii) the holders of two-thirds of the votes eligible to be cast by shareholders of Home Federal Bancorp, including Home Federal Mutual Holding Company.

Proposal 2: Approval of the Merger Agreement.  We must obtain the affirmative vote of the holders of two-thirds of the outstanding shares of Home Federal Bancorp to approve the merger agreement.

Proposal 3: Approval of Proposal to Adjourn.  We must obtain the affirmative vote of the majority of the votes present in person or by proxy to approve the proposal to adjourn.

Other Matters.  We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Home Federal Bancorp.  Management is not aware of any other matters to come before the special meeting.

As of the voting record date, the directors and executive officers of Home Federal Bancorp beneficially owned 125,013 shares, or approximately 3.7% of the outstanding shares of Home Federal Bancorp common stock, excluding shares which may be acquired upon the exercise of stock options, and Home Federal Mutual Holding Company owned 2,135,375 shares, or approximately 63.1% of the outstanding shares of Home Federal Bancorp common stock.  Home Federal Mutual Holding Company intends to vote all of its shares "FOR" the plan of conversion and reorganization and "FOR" the merger agreement.  Each of the directors of Home Federal Bancorp and First Louisiana Bancshares have agreed to vote the shares they own, or are otherwise entitled to vote, in favor of adopting the merger agreement.

Home Federal Bancorp's Board of Directors unanimously recommends that you vote "FOR" the plan of conversion and reorganization and "FOR" the merger agreement.

The First Louisiana Bancshares Special Meeting

Date, Time and Place. First Louisiana Bancshares will hold its special meeting of shareholders to consider and vote on the merger agreement and the proposal to adjourn the meeting, if necessary, at its main office located at 1350 East 70th Street, Shreveport, Louisiana, on June 19, 2008 at 2:30 p.m., Central time.

Record Date. The record date for shareholders entitled to vote at the special meeting of shareholders is May 13, 2008. 788,524 shares of First Louisiana Bancshares common stock were outstanding on the record date and entitled to vote at the special meeting.

The Proposal.  Shareholders of First Louisiana Bancshares will be voting on the approval of the merger agreement and the proposal to adjourn the special meeting, if necessary, or any other matters that may properly come before the special meeting or any adjournment or postponement thereof (management is not aware of any such matters).

Vote Required.  First Louisiana Bancshares must obtain the affirmative vote of at least two thirds of the voting power present in person or by proxy to approve the merger agreement and the proposal to adjourn the special meeting.

As of the voting record date, the directors and executive officers of First Louisiana Bancshares beneficially owned 230,800 shares, or approximately 29.3% of the outstanding shares of First Louisiana Bancshares common stock, excluding shares that may be acquired upon the exercise of stock options.

First Louisiana Bancshares' Board of Directors unanimously recommends that you vote "FOR" the adoption of the merger agreement.

The Companies

Home Federal Bancorp, Inc. of Louisiana (new).  Home Federal Savings and Loan has formed a new Louisiana corporation called Home Federal Bancorp, Inc. of Louisiana, which will be renamed "First Louisiana Bancshares, Inc." following completion of the conversion and offering and the merger.  The new corporation is conducting a stock offering in connection with the conversion of Home Federal Mutual Holding Company of Louisiana from the mutual to the stock form of organization.  The shares of common stock of new Home Federal Bancorp to be sold represent the 63.1% ownership interest in Home Federal Bancorp, the current mid-tier stock holding company, that is owned by Home Federal Mutual Holding Company.  The remaining 36.9% ownership interest is owned by other shareholders, referred to herein as the "public shareholders," and will be exchanged for shares of the new holding company's common stock based on an exchange ratio of between 0.6369 to 0.8617.  The exchange ratio may be increased to as much as 0.9909 in the event the maximum of the offering range is increased by 15%.  The actual exchange ratio will be determined at the closing of the conversion and offering and will depend on the number of shares of the new holding company's common stock sold in the stock offering.  The executive offices of Home Federal Bancorp, Inc. are located at 624 Market Street, Shreveport, Louisiana 71101, and its telephone number is (318) 222-1145.

Home Federal Savings and Loan Association.  Home Federal Savings and Loan Association is a federally chartered stock-form savings association originally organized in 1924.  The association reorganized into the mutual holding company form in January 2005.  Home Federal Savings and Loan's headquarters and main office are located in Shreveport, Louisiana and two additional full service branch offices are also located in Shreveport, Louisiana which serve the Shreveport-Bossier City metropolitan area.  Home Federal Savings and Loan's business primarily consists of attracting deposits from the general public and using those funds to invest in securities and originate loans.  Home Federal Savings and Loan's market area is Caddo Parish, Louisiana, which includes the city of Shreveport, and neighboring communities in Bossier Parish, Louisiana.

Following the conversion and offering and the merger, we expect to continue to grow Home Federal Savings and Loan's franchise through additional de novo branch offices and, if prudent opportunities are available, through acquisitions. We have no specific plans regarding expansion by de novo branching or acquisition other than the acquisition of First Louisiana Bancshares.  We are acquiring First Louisiana Bancshares, Inc., also headquartered in Shreveport, Louisiana, in connection with the conversion and offering.  After completion of the conversion and offering as well as the merger, Home Federal Savings and Loan will change its name to "First Louisiana Bank" and will continue to be regulated by the Office of Thrift Supervision as the association's primary Federal banking regulator.  Following the merger, our main office will continue to be located in Shreveport; however, we expect to designate First Louisiana Bank's main office, which is newer and larger, as our main office.

Home Federal Mutual Holding Company of Louisiana.  Home Federal Mutual Holding Company of Louisiana currently is the mutual holding company parent of Home Federal Bancorp.  The principal business purpose of Home Federal Mutual Holding Company is owning at least a majority of the outstanding shares of common stock of Home Federal Bancorp.  Home Federal Mutual Holding Company currently owns 63.1% of the outstanding shares of Home Federal Bancorp.  Home Federal Mutual Holding Company will no longer exist upon completion of the conversion and offering.

Home Federal Bancorp, Inc. of Louisiana (current mid-tier holding company).  Home Federal Bancorp, Inc. of Louisiana is a federally chartered corporation which currently is the mid-tier stock holding company for Home Federal Savings and Loan.  The common stock of Home Federal Bancorp is registered under the Securities Exchange Act of 1934, as amended, and is publicly quoted on the OTC Bulletin Board under the symbol "HFBL."  At the conclusion of the stock offering and the conversion of Home Federal Mutual Holding Company, Home Federal Bancorp, the federal corporation, will no longer exist.  The existing public shareholders of Home Federal Bancorp will have their shares converted into between 0.6369 to 0.8617 shares of the new holding company's common stock, which may be increased to 0.9909 shares in the event the offering closes at the maximum, as adjusted.  The new holding company will issue cash in lieu of any fractional shares.  As of December 31, 2007, Home Federal Bancorp had $128.1 million in total assets and $30.4 million in stockholders' equity.

First Louisiana Bancshares, Inc.  First Louisiana Bancshares is a Louisiana corporation and currently the stock holding company for First Louisiana Bank.  The common stock of First Louisiana Bancshares is not currently publicly traded and 788,524 shares are issued and outstanding as of May 13, 2008.  As of December 31, 2007, First Louisiana Bancshares had total assets of $123.1 million, total deposits of $92.8 million and total stockholders' equity of $11.2 million.  The executive offices of First Louisiana Bancshares are located at 1350 East 70th Street, Shreveport, Louisiana 71105, and its telephone number is (318) 798-5700.

First Louisiana Bank.  First Louisiana Bank is a Louisiana chartered commercial bank headquartered in Shreveport, Louisiana and operates four full-service offices in the Shreveport-Bossier City metropolitan area.  The fourth branch office was opened in April 2008.  The primary business of First Louisiana Bank is attracting deposits from individual and corporate customers and originating commercial mortgage loans, commercial business loans and consumer loans in northwest Louisiana.

The Exchange of Home Federal Bancorp Common Stock

If you are a shareholder of Home Federal Bancorp, the existing publicly traded mid-tier holding company, your shares will be cancelled and exchanged for shares of the new holding company common stock.  The number of shares you will get will be based on an exchange ratio determined as of the closing of the conversion and offering.  The actual number of shares you receive will depend upon the number of shares we sell in our offering, which in turn will depend upon the final appraised value of the new holding company.  The following table shows how the exchange ratio will adjust, based on the number of shares sold in the offering.  It will not depend on the market price of Home Federal Bancorp's common stock.  The table also shows how many shares a hypothetical owner of Home Federal Bancorp common stock would receive in the exchange, based on the number of shares sold in the offering.  The shares of the new holding company common stock that you will receive in exchange for your shares of Home Federal Bancorp common stock are referred to as "exchange shares."

	New shares to be sold in the offering		New shares to be exchanged for existing Home Federal Bancorp common stock		Exchange Ratio	100 shares of Home Federal Bancorp common stock would be exchanged for the following number of existing shares	Total shares of common stock to be issued in Merger		Total shares of common stock to be issued in the conversion, offering and merger
	Amount	Percent	Amount	Percent			Amount	Percent
Minimum, as adjusted(1)	1,360,000	35.3%	794,795	24.3%	0.6369	63	1,324,720	40.4%	3,275,515
Minimum	1,360,000	39.1	794,795	22.8	0.6369	63	1,324,720	38.1	3,479,515
Midpoint	1,600,000	41.5	935,060	24.2	0.7493	74	1,324,720	34.3	3,859,780
Maximum	1,840,000	43.4	1,075,326	25.4	0.8617	86	1,324,720	31.2	4,240,046
15% above the maximum	2,116,000	45.2	1,236,556	26.4	0.9909	99	1,324,720	28.3	4,677,276
_______________________
(1)
If Home Federal Bancorp does not receive orders for at least 1,360,000 shares in the offering, then, at Home Federal Bancorp's discretion in order to issue the minimum of shares necessary to complete the conversion and offering, up to 204,080 unsubscribed offering shares may be issued to shareholders of First Louisiana Bancshares as merger consideration. The table assumes that 204,000 unsubscribed shares are so issued, that 1,156,000 shares are sold for cash, and that all 1,360,000 of such shares are issued in the offering.  The percentages reflect the assumption that only 1,156,000 shares are sold for cash in the conversion and offering for a total of 3,275,515 shares being issued in the conversion and offering and the merger at the adjusted minimum of the offering.

If you currently own shares of Home Federal Bancorp which are held in "street name," they will be exchanged without any action on your part.  If you currently are the record owner of shares of Home Federal Bancorp and hold certificates, you will receive, after the conversion and offering is completed, a transmittal form with instructions to surrender your stock certificates.  Certificates of the new holding company's common stock will be mailed within five business days after the exchange agent receives properly executed transmittal forms and certificates.

No fractional shares of new holding company common stock will be issued to any public shareholder of Home Federal Bancorp upon consummation of the conversion and offering.  For each fractional share that would otherwise be issued, we will pay an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share subscription price.

The First Louisiana Bancshares Merger

The merger agreement is attached to this document as Appendix A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger of First Louisiana Bancshares into new Home Federal Bancorp.

What First Louisiana Bancshares Stockholders Will Receive in the Merger

In the merger, if you are a First Louisiana Bancshares stockholder you may elect to receive for each of your shares of First Louisiana Bancshares common stock either (a) $28.00 in cash, without interest, or (b) 2.8 shares of common stock of new Home Federal Bancorp, or if the offering price per share in Home Federal Mutual Holding Company's mutual to stock conversion is not $10.00, then such other number of shares as is equal to $28.00 divided by the offering price per share, subject to proration if either the cash election or the stock election is oversubscribed. Under the merger agreement, the number of shares of First Louisiana Bancshares common stock that will be converted into new Home Federal Bancorp common stock in the merger is fixed at 60% of the total First Louisiana Bancshares common shares outstanding immediately before completion of the merger. The remainder, or 40%, of the shares will be converted into the cash consideration. The cash and stock elections are subject to proration to preserve this requirement of 60% stock and 40% cash consideration. As a result, if you elect to receive only cash or stock, you may nevertheless receive a mix of cash and stock, depending on the cash elections and stock elections of other First Louisiana Bancshares shareholders.

See "The Conversion and Offering – Ownership of Home Federal Bancorp After the Conversion and Offering and the Merger" for the pro forma ownership percentage of First Louisiana Bancshares shareholders following the conversion and offering and the merger.

Any shares of the new holding company's common stock to be issued in the merger will be issued immediately following completion of the conversion and offering. The merger is contingent upon the completion of the conversion of Home Federal Mutual Holding Company. Likewise, completion of the conversion and offering is contingent on completion of the merger.

First Louisiana Bancshares Stockholders Election of Cash or Stock Consideration

If you own First Louisiana Bancshares common stock, you will receive under separate cover an election form that you may use to indicate whether your preference is to receive cash or shares of the new holding company's common stock, or a combination of cash and stock. The election forms will be mailed to shareholders of First Louisiana Bancshares on a date that will be no later than 15 days prior to the date the merger is completed.  To make an election, a holder of First Louisiana Bancshares common stock must submit a properly completed election form and return it, together with all stock certificates, so that the form and certificates are actually received by the exchange agent at or before the election deadline in accordance with the instructions on the election form. First Louisiana Bancshares shareholders will be unable to sell their First Louisiana Bancshares stock from the time when the election is made until the merger is completed.

If First Louisiana Bancshares shareholders elect to receive more common stock than the new holding company has agreed to issue in the merger, then First Louisiana Bancshares shareholders who elect to receive cash or who have made no election will receive cash for each share of First Louisiana Bancshares common stock. All First Louisiana Bancshares stockholders who elected to receive the new holding company common stock will receive a pro rata portion of the available new holding company shares plus cash for those shares not converted into the new holding company common stock.

If First Louisiana Bancshares shareholders elect to receive more cash than the new holding company has agreed to pay in the merger, then First Louisiana Bancshares shareholders who elect to receive stock or who have made no election will receive new holding company common stock.  All First Louisiana Bancshares shareholders who elected to receive cash will receive a pro rata portion of the available cash plus shares of common stock of those First Louisiana Bancshares shares not converted into cash.

Non-Electing Shares

First Louisiana Bancshares shareholders who make no election to receive cash or the new holding company common stock in the merger, and First Louisiana Bancshares shareholders who do not make a valid election, will be deemed not to have made an election. Shareholders not making an election may be paid in cash, new holding company common stock or a mix of cash and shares of new holding company common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other First Louisiana Bancshares shareholders.

No Fractional Shares

No fractional shares of new holding company common stock will be issued in the merger. Instead of fractional shares, First Louisiana Bancshares shareholders will receive an amount of cash based on the offering price of $10.00 per share in the conversion of Home Federal Mutual Holding Company.

Home Federal Bancorp's Board of Directors Recommends Shareholder Approval

Based on Home Federal Bancorp's reasons for the merger described in this document, including the fairness opinion of Sandler O'Neill & Partners, L.P., Home Federal Bancorp's board of directors unanimously approved the merger agreement. Home Federal Bancorp's board of directors believes that the merger and the merger agreement are in the best interests of Home Federal Bancorp and its shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement.

First Louisiana Bancshares' Board of Directors Recommends Stockholder Approval

Based on First Louisiana Bancshares' reasons for the merger described in this document, including the fairness opinion of National Capital Corporation, First Louisiana Bancshares' board of directors unanimously approved the merger agreement. First Louisiana Bancshares' board of directors believes that the merger and the merger agreement are advisable and in the best interests of First Louisiana Bancshares and its shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement.

Opinion of Home Federal Bancorp's Financial Advisor

In connection with the merger, the board of directors of Home Federal Bancorp received the written opinion from Home Federal Bancorp's financial advisor, Sandler O'Neill & Partners, L.P., as to the fairness, from a financial point of view, to Home Federal Bancorp of the merger consideration to be paid in the merger. The full text of the opinion of Sandler O'Neill & Partners, L.P., dated as of May 13, 2008, is included in this document as Appendix B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler O'Neill & Partners, L.P. The opinion of Sandler O'Neill & Partners, L.P. is directed to Home Federal Bancorp's board of directors and does not constitute a recommendation to any Home Federal Bancorp shareholder as to how to vote with respect to the merger or any other matter relating to the proposed transaction. Sandler O'Neill & Partners, L.P. will receive a fee for its services, including rendering the fairness opinion, in connection with the merger.

Opinion of First Louisiana Bancshares' Financial Advisor

In connection with the merger, the board of directors of First Louisiana Bancshares received the written opinion from First Louisiana Bancshares' financial advisor, National Capital Corporation, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of First Louisiana Bancshares common stock. The full text of the opinion of National Capital, dated as of February 25, 2008, is included in this document as Appendix C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by National Capital.  The opinion of National Capital is directed to First Louisiana Bancshares' board of directors and does not constitute a recommendation to any First Louisiana Bancshares shareholder as to how to vote with respect to the merger, the form of consideration to be elected in the merger, or any other matter relating to the proposed transaction.  National Capital will receive a fee for its services, including rendering the fairness opinion, in connection with the merger.

Interests of First Louisiana Bancshares Directors and Executive Officers in the Merger

Some of the directors and executive officers of First Louisiana Bancshares have financial interests in the merger that are different from, or are in addition to, the interests of shareholders of First Louisiana Bancshares. These interests include rights of executive officers under employment, deferred compensation and supplemental retirement benefit agreements with First Louisiana Bancshares, rights under stock-based benefit programs and rights to continued indemnification and insurance coverage by Home Federal Bancorp after the merger for acts or omissions occurring before the merger. In addition, effective as of the completion of the merger, the Home Federal Bancorp board of directors will include seven directors of First Louisiana Bancshares, including Ron C. Boudreaux, director, President of First Louisiana Bancshares, who will be appointed to serve as director, President and Chief Operating Officer of the new holding company and David L. Winkler, Chairman of the board of directors of First Louisiana Bancshares, who will be appointed to serve as Vice Chairman of the board of directors of the new holding company upon completion of the merger. The First Louisiana Bancshares board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

Shareholders of Home Federal Bancorp Do Not Have Dissenters' Rights of Appraisal

Under federal regulations, holders of shares of Home Federal Bancorp common stock do not have the right to dissent and obtain an appraisal of the value of their shares of Home Federal Bancorp common stock in connection with the merger.

Shareholders of First Louisiana Bancshares May Have Dissenters' Rights of Appraisal

Under Section 12:131 of the Louisiana Business Corporation Law, holders of shares of First Louisiana Bancshares common stock may have the right to obtain an appraisal of the value of their shares of First Louisiana Bancshares common stock in connection with the merger if the merger agreement is approved by two-thirds of the voting power present in person or by proxy at the special meeting, but less than 80% of the outstanding shares. To perfect appraisal rights, a First Louisiana Bancshares shareholder must not vote for the adoption of the merger agreement and must strictly comply with all of the procedures required under Louisiana law. Failure to strictly comply with Section 12:131 of the Louisiana Business Corporation Law may result in termination or waiver of appraisal rights.  See "Dissenters' Rights of Appraisal."

We have included a copy of Section 12:131 of the Louisiana Business Corporation Law as Appendix D to this document.

Conditions to the Merger

Conditions of the merger depends upon a number of conditions being satisfied or waived, including the following:

•	prior completion of the conversion and offering;

•	receipt of approval of the merger by Home Federal Bancorp's and First Louisiana Bancshares' shareholders;

•
receipt of all regulatory approvals, provided that none contain any condition or requirement that, individually or in the aggregate that would so materially reduce the economic or business benefits of the transactions contemplated by the merger agreement to Home Federal Bancorp that had such condition or requirement been known, Home Federal Bancorp would not, with reasonable judgment, have entered into the merger agreement;

•	no statute, rule, regulation, injunction or other order or decree shall exist prohibiting, restricting or making illegal consummation of the merger;

•	all required third party consents have been obtained;

•
the other party's representations and warranties in the merger agreement continuing to be true as of the closing date of the merger (or on the date when made with respect to those representations and warranties that specifically relate to an earlier date) and the other party having performed its obligations under the merger agreement;

•	receipt of a tax opinion from counsel for both parties;

•
the registration statement having been declared effective by the Securities and Exchange Commission and the common stock of the holding company having been approved for listing on The Nasdaq Stock Market; and

•	receipt of all approvals of the merger required under state securities or "blue sky" laws.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether the merger will be completed. Under the merger agreement, the conditions related to shareholder approval, governmental and third party approvals, absence of legal prohibitions, effectiveness of the registration statement, blue sky approvals and completion of Home Federal Mutual Holding Company's conversion may not be waived.

Home Federal Mutual Holding Company intends to vote its ownership interest in favor of the merger agreement. At December 31, 2007, Home Federal Mutual Holding Company owned 63.1% of the outstanding shares of common stock of Home Federal Bancorp. As of the same date, the directors and executive officers of Home Federal Bancorp and their affiliates beneficially owned approximately 121,524 shares of Home Federal Bancorp common stock, or 3.6% of the outstanding shares of Home Federal Bancorp common stock, excluding shares that can be acquired upon the exercise of stock options. The directors and executive officers have agreed to vote those shares in favor of the merger agreement. Approval of the merger agreement by the shareholders of Home Federal Bancorp is, therefore, likely.

As of December 31, 2007, directors and executive officers of First Louisiana Bancshares beneficially owned 230,800 shares of First Louisiana Bancshares common stock, or approximately 29.3% of the outstanding shares of First Louisiana Bancshares common stock, excluding shares that can be acquired upon the exercise of stock options. The directors and executive officers of First Louisiana Bancshares have agreed to vote shares they own, or otherwise are entitled to vote, in favor of adopting the merger agreement.

Termination of the Merger Agreement

Home Federal Bancorp and First Louisiana Bancshares may terminate the merger agreement by mutual consent. Either Home Federal Bancorp or First Louisiana Bancshares may terminate the merger agreement unilaterally if any of several conditions occur.

Termination Fees

The merger agreement generally requires First Louisiana Bancshares to pay a termination fee of $250,000 to Home Federal Bancorp if the merger agreement is terminated because First Louisiana Bancshares changes its recommendation to vote for the merger or fails to convene and hold the special meeting or if First Louisiana Bancshares breaches its representations and obligations under the merger agreement following receipt by First Louisiana Bancshares of a competing acquisition proposal.  If First Louisiana Bancshares enters into a definitive acquisition agreement with the new acquirer or consummates the alternative transaction within 24 months of termination of the merger agreement, an additional $450,000 termination fee is payable by First Louisiana Bancshares to Home Federal Bancorp.  If First Louisiana Bancshares terminates the merger agreement to enter into a definitive acquisition agreement with another acquirer, the full $700,000 is due at such time.

Regulatory Approvals Required for the Merger

We cannot complete the merger without the prior approval of the Office of Thrift Supervision, the Federal Reserve Board and the Louisiana Office of Financial Institutions.  Home Federal Bancorp is in the process of seeking these approvals or, in the case of the Federal Reserve Board, the waiver of such approval. The Office of Thrift Supervision has approved the merger. While we do not know of any reason why Home Federal Bancorp would not be able to obtain the necessary remaining regulatory approvals or waiver in a timely manner, we cannot assure you that the regulatory agencies will grant their approval of the merger or what the timing may be.

 Material Federal Income Tax Consequences of the Merger

Home Federal Bancorp and First Louisiana Bancshares will not be required to complete the merger unless each receives an opinion of its respective counsel, dated the closing date of the merger, that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. In connection with the filing of the registration statement of which this document is a part, each of Home Federal Bancorp and First Louisiana Bancshares has received an opinion of its counsel that the merger will qualify as a reorganization for United States federal income tax purposes. Accordingly, it is anticipated that for federal income tax purposes, shareholders of First Louisiana Bancshares generally will not recognize any gain or loss with respect to their shares of First Louisiana Bancshares common stock if they receive only shares of new holding company common stock in the merger, except with respect to any cash received instead of a fractional share interest in new holding company common stock.

If you receive cash in exchange for any of your shares of First Louisiana Bancshares common stock, you will generally recognize gain, but not in excess of the amount of cash you receive.

You should read "Home Federal Bancorp's Proposal 2 and First Louisiana Bancshares' Proposal 1 – Approval of the Merger Agreement – Material Federal Income Tax Consequences" starting on page 127 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Differences in Shareholders' Rights for Existing Shareholders of First Louisiana Bancshares

As a result of the merger, existing shareholders of First Louisiana Bancshares who receive stock consideration will become shareholders of new Home Federal Bancorp. Some rights of shareholders of the New Louisiana corporation will be different from the rights shareholders currently have. The differences in shareholder rights result principally from differences in the articles of incorporation and bylaws of the new holding company and the articles of incorporation and bylaws of First Louisiana Bancshares. The differences in shareholder rights include the following areas:

•	removal of directors;

•	fixing of board size within range set forth in the articles of incorporation;

•	calling special meetings of shareholders;

•	lead time required for shareholders to submit proposals for new business or nominate directors;

•	limitation on voting rights of greater-than-10% shareholders;

•	board criteria for evaluation of offers; and

•	supermajority voting requirements with respect to certain acquisitions of stock, business combinations and amendments to the articles of incorporation and bylaws.

See "Comparison of Shareholder Rights For Shareholders of First Louisiana Bancshares" for a discussion of these differences.

Equivalent Per Share Data

We have summarized below specified per common share information for our respective companies on a historical basis, combined pro forma amounts and pro forma equivalent basis as of or for the year ended June 30, 2007 and the six months ended December 31, 2007.

	Home Federal Bancorp Historical	First Louisiana Bancshares Historical	Combined Pro Forma Amounts(1)	Pro Forma First Louisiana Bancshares Equivalent Shares (2)

Book value per share:
June 30, 2007	$8.21	$13.64	$14.55	$40.74
December 31, 2007	9.00	14.25	15.24	42.67
Shares outstanding:
June 30, 2007	3,387,202	788,524	3,862,714	--
December 31, 2007	3,383,287	788,524	3,859,780	--
Cash dividends paid per share for year:
June 30, 2007	$0.24	$--	$0.18	$0.50
December 31, 2007	0.12	--	0.09	0.25
Basic earnings per share:
June 30, 2007	0.19	1.33	0.38	1.06
December 31, 2007	0.08	0.42	0.13	0.36
Diluted earnings per share:
June 30, 2007	0.19	1.19	0.36	1.01
December 31, 2007	0.08	0.37	0.12	0.34
______________________
(1)	Assuming issuance of 1,600,000 shares at the midpoint of the conversion and offering and a 60% stock, 40% cash mix for the merger.
(2)
Calculated by multiplying the combined pro forma amounts by a 2.8 exchange ratio which represents the number of shares of new holding company common stock a First Louisiana Bancshares shareholder electing to receive stock will receive for each share of stock owned based on a $10 offering price, subject to pro ration if the stock election is oversubscribed. This calculation does not consider the 40% cash portion of the merger consideration.

Market Price of Home Federal Bancorp and First Louisiana Bancshares Common Stock

The following table sets forth the price per share of Home Federal Bancorp common stock based on the last reported sales price per share on the OTC Bulletin Board on December 11, 2007, the last trading day before the public announcement of the execution of the merger agreement and on May 13, 2008, the most recent date for which prices were available before mailing this document.

First Louisiana Bancshares common stock is not currently publicly traded and the equivalent price per share of First Louisiana Bancshares common stock is calculated by multiplying the offering price of $10.00 per share of the new holding company common stock by 2.8, the exchange ratio.  To the knowledge of First Louisiana Bancshares, the last sale of 1,295 shares at $14.65 per share is February 15, 2007.

Date	Home Federal Bancorp Common Stock
December 11, 2007	$10.30
May 13, 2008	8.75

First Louisiana Bancshares common stock is not currently publicly traded and the equivalent price per share of First Louisiana Bancshares common stock is calculated by multiplying the offering price of $10.00 per share of the new holding company common stock by 2.8, the exchange ratio, for an equivalent value of $28.00 per share. To the knowledge of First Louisiana Bancshares, the last sale of its shares involved a transfer as of February 15, 2007 of 1,295 shares from First Louisiana Bancshares to the First Louisiana Bancshares employee stock ownership plan at a price of $14.65 per share.

RISK FACTORS

In considering whether to approve the merger agreement and for shareholders of Home Federal Bancorp, to approve the plan of conversion and reorganization, you should consider, among other things, the following matters:

Risks Related to the Merger

If the Home Federal Bancorp Conversion and Offering Is Not Completed, We Will Terminate the Merger; We Will Also Terminate the Conversion and Offering If the Merger Is Not Completed.

We anticipate that the Home Federal Bancorp conversion and offering and the merger will both be completed late in the second calendar quarter of 2008 or early in the third quarter of 2008.  At this time, we are not aware of any circumstances that are likely to cause the conversion and offering or the merger not to occur.  However, certain conditions to the merger have not yet been satisfied, including receipt of all regulatory approvals, approval of the merger by Home Federal Bancorp shareholders and First Louisiana Bancshares shareholders and completion by Home Federal Bancorp of the offering.  Completion of the conversion and offering is also subject to a number of conditions including the requirement that a minimum number of shares of the new holding company be sold.  If the offering cannot be completed, the merger will not occur.

In addition, if the merger cannot be completed, we will terminate the conversion and offering.

Shareholders of First Louisiana Bancshares May Receive a Form of Consideration Different From What They Elect

The consideration to be received by First Louisiana Bancshares shareholders in the merger is subject to the requirement that 60% of the shares of First Louisiana Bancshares common stock be exchanged for the new holding company common stock and 40% be exchanged for cash.  The merger agreement contains proration and allocation procedures to achieve this desired result.  If they elect all cash and more than 40% of all First Louisiana Bancshares common stock are cash election shares, then they will receive a portion of the merger consideration in the new holding company common stock.  If shareholders of First Louisiana Bancshares elect all stock and more than 60% of all First Louisiana Bancshares common stock are stock election shares, then they will receive a portion of the merger consideration in cash.

Certain Officers and Directors of Home Federal Bancorp and First Louisiana Bancshares Have Interests That Are Different From, or In Addition To, Interests of Shareholders of Home Federal Bancorp or Stockholders of First Louisiana Bancshares Generally

You should be aware that the directors and officers of Home Federal Bancorp and First Louisiana Bancshares have interests in the merger that are different from, or in addition to, the interests of Home Federal Bancorp shareholders and First Louisiana Bancshares shareholders generally.  These include: employment agreements that the Presidents of Home Federal Bancorp and First Louisiana Bancshares will enter into upon completion of the merger; the conversion of First Louisiana Bancshares stock options into options for the new holding company based on the merger exchange ratio; provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of First Louisiana Bancshares for events occurring before the merger; the treatment of certain benefit plans maintained for the benefit of executive officers of First Louisiana Bank and the appointment of seven directors of First Louisiana Bancshares to the board of directors of Home Federal Bancorp and five directors to the board of directors of Home Federal Savings and Loan.

For a more detailed discussion of these interests, see "Home Federal Bancorp's Proposal 2 and First Louisiana Bancshares' Proposal 1—Approval of the Merger Agreement—Interests of First Louisiana Bancshares' and First Louisiana Bank's Directors, Officers and Employees and Certain Other Persons in the Conversion and the Merger" beginning on page 145.

First Louisiana Bancshares Shareholders Will Have Less Influence as Shareholders of the New Holding Company than as a Shareholder of First Louisiana Bancshares

Shareholders of First Louisiana Bancshares currently have the right to vote in the election of directors of First Louisiana Bancshares and on other matters affecting First Louisiana Bancshares.  The merger will result in the transfer of control of First Louisiana Bancshares to the new holding company.  Although a shareholder of First Louisiana Bancshares may become a shareholder of the new holding company as a result of the merger, the percentage ownership of the new holding company will be smaller than the percentage ownership of First Louisiana Bancshares.  Because of this, shareholders will have less influence on the management and policies of the new holding company than they now have on the management and policies of First Louisiana Bancshares.  The percentage of shares of common stock of the new holding company to be issued and outstanding after completion of the conversion and offering and the merger owned by former shareholders of First Louisiana Bancshares ranges from 37.6% if the offering is completed at the minimum, as adjusted, of the range to 28.3% if the offering is completed at the maximum as adjusted.

The Market Value of New Home Federal Bancorp Common Stock Received in the Exchange May Be Less than the Market Value of Home Federal Bancorp Common Stock Exchanged.

The number of shares of new holding company common stock you receive will be based on an exchange ratio which will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Home Federal Bancorp common stock held by the public prior to the conversion and offering, the final independent appraisal of new holding company common stock prepared by Feldman Financial and the number of shares of common stock sold in the conversion and offering. The exchange ratio will ensure that existing public shareholders of Home Federal Bancorp common stock will own approximately the same percentage of new holding company common stock after the conversion and offering as they owned of Home Federal Bancorp common stock immediately prior to completion of the conversion and offering, exclusive of the effect of their purchase of additional shares in the offering and the receipt of cash in lieu of fractional shares. The exchange ratio will not depend on the market price of Home Federal Bancorp common stock.

The exchange ratio ranges from a minimum of 0.6369 to a maximum of 0.8617 shares of new Home Federal Bancorp common stock for each share of Home Federal Bancorp common stock. Under certain circumstances, the pro forma market value may be adjusted upward to reflect changes in market conditions, and, at the adjusted maximum, the exchange ratio would be 0.9909 shares of New Home Federal Bancorp common stock for each share of Home Federal Bancorp common stock. Shares of New Home Federal Bancorp common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Home Federal Bancorp common stock at the time of the exchange, the initial market value of the New Home Federal Bancorp common stock that existing Home Federal Bancorp shareholders receive in the share exchange could be less than the market value of the Home Federal Bancorp common stock that such person currently own. If the conversion and offering is completed at the minimum of the offering range, each share of Home Federal Bancorp would be converted into 0.6369 shares of New Home Federal Bancorp common stock with an initial value of $6.37 based on the $10.00 offering price in the conversion and offering. This compares to the closing sale price of $8.75 per share price for Home Federal Bancorp common stock on May 13, 2008, as reported on the OTC Bulletin Board. The decline in the initial value of the New Home Federal Bancorp common stock received in exchange for Home Federal Bancorp common stock could be even greater if the market price for Home Federal Bancorp common stock increases prior to the completion of the conversion and offering. In addition, as discussed in “-Effect on Shareholders’ Equity per Share of the Shares Exchanged”, pro forma stockholders equity following the conversion and offering and the merger will range between $16.27 and $14.39 at the minimum and the maximum of the offering range, respectively. Since the exchange ratio is less than one for one, the estimated pro forma stockholders’ equity per share that existing Home Federal Bancorp shareholders have after the conversion and offering and the merger would range from $10.36 to $12.40.

Risks Related to Our Business

Home Federal Bancorp's Success Depends in Part on the Success of the Merger

The merger with First Louisiana Bancshares will be Home Federal Bancorp's first merger.  The future growth and profitability of Home Federal Bancorp will depend, in part, on its ability to successfully complete the merger with First Louisiana Bancshares which will, in turn, depend on a number of factors, including:

•	Our ability to integrate First Louisiana Bank's branches into the current operations of Home Federal Savings and Loan;

•	Our ability to maintain customer relationships, particularly loan customers, and limit the outflow of deposits;

•
Our ability to control the non-interest expense resulting from the merger in a manner that enables it to improve its overall operating efficiencies, which merger related expenses to be recognized directly following the merger are expected to be approximately $1.1 million, pre-tax;

•	Our ability to combine two different corporate cultures; and

•	Our ability to retain and integrate the appropriate personnel and key employees of Home Federal Savings and Loan and First Louisiana Bank into our operations.

There can be no assurance that Home Federal Bancorp will be able to integrate First Louisiana Bank successfully, that it will be able to achieve results in the future similar to those achieved by Home Federal Savings and Loan in the past, or that it will be able to manage the growth resulting from the merger effectively.  See "Pro Forma Data" beginning on page 42.

Our Portfolio of Loans with a Higher Risk of Loss will Increase as a Result of the Merger

As a result of the merger with First Louisiana Bancshares, our portfolio of commercial, construction and consumer loans will increase significantly.  Furthermore, Home Federal Bancorp intends to emphasize such lending activities subsequent to completion of the conversion and offering and the merger.  These loans have a higher risk of default and loss than owner-occupied single-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrower, and for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction.  Such loans also typically involve larger loan balances to single borrowers or groups of related borrowers than single-family residential loans.  At December 31, 2007, First Louisiana Bancshares had total non-performing assets of $2.6 million which includes $2.3 million of other real estate owned. Other real estate owned consisted of five commercial real estate properties and two residential properties.  The pro forma amount of commercial real estate and multi-family and commercial business loans, giving effect to the merger, totals $76.3 million, or 67.2% of our total loan portfolio at December 31, 2007.  At the same time, on a pro forma basis, the percentage of the loan portfolio comprised of single-family residential mortgage loans would decrease. Our single-family residential mortgage loans amounted to $19.0 million, or 67.6% of our total loan portfolio at December 31, 2007 compared to pro forma amounts of $24.9 million or 21.9% at December 31, 2007.  Commercial real estate and business loans as well as construction loans generally have a higher risk of loss than single-family residential mortgage loans.

We Have a High Concentration of Loans Purchased from a Single Mortgage Loan Originator

A significant amount of our single-family residential loans are purchased from one mortgage loan originator located in Arkansas.  At December 31, 2007, we held $10.6 million of such loans which represented 55.8% of our single-family residential mortgage loans, 37.7% of our total loans and 8.3% of our total assets.  As of December 31, 2007, the average size and age of such loans was approximately $113,000 and four years, respectively.  These loans are secured by properties located primarily in predominantly rural areas of Louisiana, Arkansas and Texas.  The seller retains servicing rights with respect to the loans, which are originated at a fixed rate of interest and we receive an adjustable rate of interest tied to the Federal Housing Finance Board rate, adjusted semi-annually.  Under the terms of the loan agreements, the seller must repurchase the loans if they become more than 90 days delinquent.  We underwrite all the loans to our standards and monitor their performance.  We have not experienced any losses on the loans purchased through this originator since the relationship was developed more than 10 years ago. Although we have purchased loans from this lender for a substantial period of time, there are no assurances that we will be able to continue to do so in the future under the same terms or at the same volume or that the lender would be able to repurchase the loans if delinquencies occur.

Changes in Market Rates of Interest May Hurt Our Profitability

Market rates of interest have, until recently, risen from historically low levels. Many institutions, including Home Federal Savings and Loan, have experienced a narrowing or "compression" of their net interest spread, which is the difference between the weighted-average yield earned on interest-earning assets and the weighted-average rate paid on interest-bearing liabilities. Home Federal Savings and Loan's average interest spread was 1.7% for the six months ended December 31, 2007 compared to 1.9% for the six months ended December 31, 2006.  For the twelve months ended December 31, 2007 and 2006, First Louisiana Bank's average interest spread was 4.29% and 4.69%, respectively. Home Federal Savings and Loan's net interest margin, which is net interest income as a percentage of average interest-earning assets, was 2.6% for the six months ended December 31, 2007 compared to 2.8% for the six months ended December 31, 2006.  For the year ended December 31, 2007 and 2006, First Louisiana Bank's net interest margin was 5.07% and 5.43%, respectively.  In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest expense paid on our liabilities.  In addition, increases in market rates of interest could adversely affect our net portfolio value.  As of December 31, 2007, in the event of an immediate and sustained 200 basis point increase in interest rates, Home Federal Savings and Loan's net portfolio value, which is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts, would decrease by $5.4 million or 19.1%.  Under the same circumstances, our net interest income would be expected to decrease by $74,000 or 4.8%.

Recently, the U.S. Federal Reserve decreased its target for the federal funds rate from 5.25% to 2.25%. However, while short-term rates (which we use as a guide to price our deposits) have decreased, longer term market interest rates (which we use as a guide to price our longer term loans) have not.  However, if longer term rates do decrease, such decrease may result in increased prepayments of loans and mortgage-related securities as borrowers refinance to reduce the cost of their borrowings.  Under these circumstances, we are subject to re-investment risk as we may have to re-deploy the proceeds resulting from such prepayments in assets bearing the then current lower yields, which might also negatively impact our income.

Competition for Core Deposits is Increasing

As a result of the rise in short term interest rates until recently, deposit customers have transferred significant amounts of their deposits from low-cost "core deposits" such as checking and savings accounts to certificates of deposit, also known as time deposits. For the six months ended December 31, 2007 core deposits comprised 15.6% of our total deposits.  At December 31, 2007, $65.5 million, or 80.8%, of our total deposits were certificates of deposit, and of that amount $10.9 million, or 16.7% of our total certificates of deposit, were "jumbo" certificates of $100,000 or more.  At December 31, 2007, $38.3 million or 41.3% of First Louisiana Bank's total deposits consisted of certificates of deposit, of which $28.2 million consisted of jumbo deposits.  Our balances of certificates of deposit have increased as a result of, among other factors, the increased rates now available on those products relative to other deposit products or other investments in the current interest rate environment.  The inflow of jumbo certificates of deposit and the retention of these deposits upon maturity are particularly sensitive to general interest rates and money market conditions, making "jumbo" certificates of deposits traditionally a more volatile source of funding than our checking, savings and money market deposit accounts.  As more customers invest in time deposits and as competition for low-cost core deposits increases, the average rate Home Federal Savings and Loan pays on its deposits will likely increase.  Despite recent decreases in market rates due to such competition for core deposits, Home Federal Savings and Loan's rates may not decrease to the same degree.  This will have the effect of narrowing our net interest spread and net interest margin, which could adversely affect our profitability. The average rate we paid on our interest-bearing deposits was 4.0% for the six months ended December 31, 2007 compared to 3.6% for the six months ended December 31, 2006.

Our Results of Operations Depend Significantly on Economic Conditions and Related Uncertainties

Banking is affected, directly and indirectly, by domestic and international economic and political conditions and by governmental monetary and fiscal policies.  Conditions such as inflation, recession, unemployment, volatile interest rates, real estate values, government monetary policy, international conflicts, the actions of terrorists and other factors beyond our control may adversely affect our results of operations.  Changes in interest rates, in particular, could adversely affect our net interest income and have a number of other adverse effects on our operations, as discussed in the first risk factor above.  Adverse economic conditions also could result in an increase in loan delinquencies, foreclosures and non-performing assets and a decrease in the value of the property or other collateral which secures our loans, all of which could adversely affect our results of operations.  We are particularly sensitive to changes in economic conditions and related uncertainties in Caddo and Bossier Parishes because both we and First Louisiana Bancshares derive substantially all of our loans, deposits and other business from these communities in northwestern Louisiana. Accordingly, we remain subject to the risks associated with prolonged declines in national or local economies.

Our Allowance for Losses on Loans May Not Be Adequate to Cover Probable Losses

We have established an allowance for loan losses based upon various assumptions and judgments about the collectibility of our loan portfolio which we believe is adequate to offset probable losses on our existing loans.  Since we must use assumptions regarding individual loans and the economy, our current allowance for loan losses may not be sufficient to cover actual loan losses, and increases in the allowance may become necessary in the future.  Any future declines in real estate market conditions, general economic conditions or changes in regulatory policies may require us to increase our allowance for loan losses, which would adversely affect our results of operations.  We may also need to significantly increase our provision for loan losses, particularly if one or more of our larger loans or credit relationships becomes delinquent.  In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize loan charge-offs.  Our allowance for loan losses amounted to 0.8% of total loans outstanding at December 31, 2007.  We had $19,000 of non-performing loans at December 31, 2007.  At the same date, First Louisiana Bank's allowance for loan losses amounted to 280.4% of non-performing loans and 1.0% of total loans outstanding.  At December 31, 2007, First Louisiana Bancshares had $317,000 of non-performing loans.

Our Loans are Concentrated to Borrowers in a Limited Geographic Area

At December 31, 2007, the preponderance of our total loans were to individuals and/or secured by properties located in northwestern Louisiana, eastern Texas and Arkansas.  Likewise, the preponderance of First Louisiana Bank's loans were to individuals or businesses and/or secured by properties located in the Shreveport-Bossier City metropolitan area.  Accordingly, the merger will not increase the geographical diversity of our operations.  We have relatively few loans outside of the foregoing areas.  As a result, we have a greater risk of loan defaults and losses in the event of an economic downturn in our market area as adverse economic changes may have a negative effect on the ability of our borrowers to make timely repayment of their loans.  Additionally, a decline in local property values could adversely affect the value of property used as collateral.  If we are required to liquidate a significant amount of collateral during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

We Depend on the Services of Our Management Team

Our future success and profitability depend on the management and banking abilities of our senior executives, currently and after the merger.  We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified management including senior officers of First Louisiana Bancshares who will become officers of the new holding company as a result of the merger.  We are especially dependent on a limited number of key management personnel.  The loss of our chief executive officer, president or other senior executive officers could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals.  Competition for such personnel is intense, and if we are not successful in attracting or retaining such personnel, our business would likely suffer.  Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

We are Subject to Extensive Regulation Which Could Adversely Affect Our Business and Operations

We are subject to extensive federal and state governmental supervision and regulation, which are intended primarily for the protection of depositors.  In addition, we are subject to changes in federal and state laws, as well as changes in regulations, governmental policies and accounting principles.  The effects of any such potential changes cannot be predicted but could adversely affect our business and operations in the future.

Significant Competition Within our Market Area May Limit our Growth and Profitability

Competition in the banking and financial services industry is significant.  In our market area, we compete with numerous commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.

Risks Related to the Offering

Additional Expenses Following the Offering from New Equity Benefit Plans Will Adversely Affect Our Net Income

Following the offering, we will recognize additional annual employee compensation and benefit expenses stemming from options and shares granted to employees, directors and executives under new benefit plans.  These additional expenses will adversely affect our net income.  We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant.  We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants' accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients.  These benefit expenses in the first year following the offering have been estimated to be approximately $170,000 at the maximum of the offering range as set forth in the pro forma financial information under "Additional Pro Forma Conversion Data" assuming the $10.00 per share purchase price as fair market value.  Actual expenses, however, may be higher or lower, depending on the price of our common stock at that time.  For further discussion of these plans, see "Management – New Stock Benefit Plans."

Our Return on Equity May Be Low Which May Negatively Impact Our Stock Price

Return on equity, which equals net income divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies.  Home Federal Bancorp's return on average equity was 1.7% and 2.2% for the six months ended December 31, 2007 and 2006, respectively.  These returns are lower than returns on equity for many comparable publicly traded financial institutions.  We expect our return on equity ratio will not increase substantially, due in part to our increased capital level upon completion of the offering and the merger.  Consequently, you should not expect a competitive return on equity in the near future.  Failure to attain a competitive return on equity ratio may make an investment in our common stock unattractive to some investors which might cause our common stock to trade at lower prices than comparable companies with higher returns on equity.  The net proceeds from the stock offering, which may be as much as $19.9 million, will significantly increase our stockholders' equity.  On a pro forma basis and based on net income for the six months ended December 31, 2007, our return on equity ratio, assuming shares are sold at the midpoint of the offering range, would be approximately 1.5%.  Based on trailing 12-month data for the most recent publicly available financial information as of December 31, 2007, the 12 companies comprising our peer group in the independent appraisal prepared by Feldman Financial and all publicly traded savings banks and associations had average ratios of returns on equity of 4.2% and 3.7%, respectively.

Home Federal Bancorp Will Have Broad Discretion in Allocating the Proceeds of the Offering

We intend to contribute approximately 50% of the net proceeds of the offering to Home Federal Savings and Loan, all or substantially all of which will be used to fund the cash portion of the merger consideration.  Home Federal Bancorp may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restriction.  Any remaining portion of the net proceeds it retains will be used initially to purchase investment and mortgage-backed securities.  Home Federal Bancorp may also use the proceeds of the offering to diversify its business and acquire other companies, although we have no specific plans to do so at this time.  We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications.  There is a risk that we may fail to effectively use the net proceeds which could have a negative effect on our future profitability ratios.

Our New Stock Benefit Plans Will Be Dilutive

If the conversion and offering are completed and shareholders subsequently approve a stock recognition and retention plan and a stock option plan, we will allocate stock or make grants to our officers, employees and directors through these plans.  If the shares for the stock recognition and retention plan are issued from our authorized but unissued stock, the ownership percentage of outstanding shares of Home Federal Bancorp would be diluted by approximately 1.3%, assuming completion of the conversion and offering at the midpoint and completion of the merger.  However, it is our intention to purchase shares of our common stock in the open market to fund the stock recognition and retention plan.  Assuming the shares of our common stock to be awarded under the stock recognition and retention plan are purchased at a price equal to the offering price, $10.00 per share, the reduction to stockholders' equity from the stock recognition and retention plan would be between $418,000 and $650,000 at the minimum and the maximum, as adjusted, of the offering range.  The ownership percentage of Home Federal Bancorp shareholders would also decrease by approximately 3.3% if all potential stock options under our proposed stock option plan are exercised and are filled using shares issued from authorized but unissued stock, assuming the offering closes at the midpoint of the offering range.  On a combined basis, if authorized but unissued shares of our common stock was the source of shares for both the recognition and retention plan and the stock option plan, the interests of shareholders would be diluted by approximately 4.6%.  See "Additional Pro Forma Conversion Data" for data on the dilutive effect of the stock recognition and retention plan and the stock option plan after completion of the conversion and offering and the merger and "Management – New Stock Benefit Plans" for a description of the plans.  In addition, options covering 262,368 shares of either Home Federal Bancorp or First Louisiana Bancshares are outstanding as of the date hereof.  Assuming the offering is completed at the midpoint of the estimated valuation range and applying the merger exchange ratio to options to purchase First Louisiana Bancshares shares, options covering 377,011 shares of new holding company common stock will be outstanding after completion of the conversion and offering and the merger assuming none of First Louisiana Bancshares' options are exercised.

The Market for the Stock of Financial Institutions Has Been Unusually Volatile Recently and Our Stock Price May Decline When Trading Commences

If you purchase shares in the offering, there is a risk that you will not be able to sell them at or above the $10.00 purchase price.  The trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions.  Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility.  These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.  Furthermore, we may experience market fluctuations that are not directly related to our operating performance but are influenced by the market's perception of the state of the financial services industry in general and, in particular, the market's assessment of the credit quality conditions, including default and foreclosure rates in the industry.

Subscribers Who Purchase In the Offering Will Have Their Interests Diluted By the Issuance of Exchange Shares in the Merger

Upon completion of the merger, approximately 60% of the issued and outstanding shares of First Louisiana Bancshares common stock will be converted into shares of Home Federal Bancorp common stock at the rate of 2.8 shares of new holding company stock for each share of First Louisiana Bancshares or an aggregate of 1,472,525 shares assuming all outstanding First Louisiana Bancshares options have been exercised.  The issuance of the merger exchange shares will dilute the interests of purchasers in the conversion and offering by approximately 38.1% and 28.3% at the minimum and the maximum, as adjusted, respectively, of the offering range.

There May Be a Limited Market for Our Common Stock, Which May Adversely Affect Our Stock Price

Currently, shares of Home Federal Bancorp common stock are quoted on the OTC Bulletin Board.  Since Home Federal Bancorp common stock began trading in January 2005, trading in our shares has been relatively limited.  If an active trading market for our common stock does not develop following the conversion and offering when we expect to be listed on the Nasdaq Global Market, you may not be able to sell all of your shares of common stock in an efficient manner and the sale of a large number of shares at one time could temporarily depress the market price.  There also may be a wide spread between the bid and asked price for our common stock.  When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We Intend to Remain Independent Which May Mean You Will Not Receive a Premium for Your Common Stock

We intend to remain independent for the foreseeable future.  Pursuant to Office of Thrift Supervision regulations, the new holding company cannot be acquired within the first three years following the conversion and offering without prior approval of the Office of Thrift Supervision.  The Office of Thrift Supervision has a long-standing policy of not permitting institutions to enter into an acquisition transaction within three years following a conversion in order to ensure sufficient time for the company to prudently deploy the capital raised in the conversion.  Because we do not plan on seeking possible acquirors, it is unlikely that we will be acquired in the foreseeable future.  Accordingly, you should not purchase our common stock with any expectation that a takeover premium will be paid to you in the near term.

Our Stock Value May Suffer from Anti-Takeover Provisions In Our Corporate Documents, Federal Regulations and Louisiana Law that May Impede Potential Takeovers that Management Opposes

Provisions in our corporate documents, as well as certain federal regulations and Louisiana law, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes.  As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers.  Anti-takeover provisions contained in our corporate documents include:

•	restrictions on acquiring more than 10% of our common stock by any person and limitations on voting rights for positions of more than 10%;

•	the election of members of the board of directors to staggered three-year terms;

•	the absence of cumulative voting by shareholders in the election of directors;

•	provisions restricting the calling of special meetings of shareholders;

•	advance notice requirements for shareholder nominations and new business;

•	removal of directors without cause by a 75% vote of shareholders and with cause by a majority vote of all shareholders;

•	requirement of a 75% vote of shareholders for certain amendments to the bylaws and certain provisions of the articles of incorporation;

•	supermajority vote requirement for the approval of certain business combinations not approved by the board of directors; and

•	our ability to issue preferred stock and additional shares of common stock without shareholder approval.

For three years following the conversion and offering, Office of Thrift Supervision regulations prohibit any person from acquiring or offering to acquire more than 10% of the new holding company's common stock without the prior written approval of the Office of Thrift Supervision.  Accordingly, the range of potential acquirors for Home Federal Bancorp will be limited which will correspondingly reduce the likelihood that shareholders will be able to realize a gain on their investment through an acquisition of Home Federal Bancorp in the near term.

See "Restrictions on Acquisitions of New Home Federal Bancorp and Home Federal Savings and Loan and Related Anti-Takeover Provisions" for a description of anti-takeover provisions in our corporate documents, federal regulations and Louisiana law.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which can be identified by the use of words such as "would be," "will," "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and similar expressions.  These forward-looking statements include:

•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy;

•	statements regarding asset quality and market risk; and

•	estimates of future costs, benefits and results.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the heading "Risk Factors" beginning on page 18 that could affect the actual outcome of future events and the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets;

•	our ability to grow and successfully manage such growth;

•	our ability to integrate successfully the operations of First Louisiana Bancshares;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Securities and Exchange Commission or the Financial Accounting Standards Board; and

•	our ability to successfully implement our branch expansion strategy, enter into new markets and/or expand product offerings successfully and take advantage of growth opportunities.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

INFORMATION ABOUT THE SPECIAL MEETING OF SHAREHOLDERS OF
HOME FEDERAL BANCORP

Home Federal Bancorp is mailing this joint proxy statement prospectus to its shareholders on or about May 23, 2008. With this document, we are sending you the attached notice of the Home Federal Bancorp special meeting of shareholders and a proxy card that is solicited by the Home Federal Bancorp board of directors. The special meeting will be held at the main office located at 624 Market Street, Shreveport, Louisiana at 10:00 a.m. Central time, on June 27, 2008.

Matters to be Considered

The purpose of the special meeting is to consider and vote on the plan of conversion and reorganization and the merger agreement. If you would like to receive a copy of the plan of conversion and reorganization, you must submit a request in writing, addressed to Home Federal Bancorp at the address listed in "Where You Can Find Additional Information." Such requests must be received no later than June 17, 2008. You may also contact the convention center at (318) 674 -2614, Monday through Friday from 10:00 a.m. to 4:00 p.m., Central time.  A copy of the merger agreement is attached as Appendix A to this document.

Home Federal Bancorp may adjourn or postpone the special meeting and may use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies. No proxy that is voted against approval of the proposals will be voted in favor of adjournment to further solicit proxies.

Voting in favor of or against the plan of conversion and reorganization includes a vote for or against the conversion of Home Federal Mutual Holding Company to a stock form holding company as contemplated by the plan of conversion and reorganization.  Voting in favor of the plan of conversion and reorganization will not obligate you to purchase any common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Home Federal Savings and Loan.

Proxy

You should complete and promptly return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the secretary of Home Federal Bancorp;

•	completing and submitting a proxy card with a later date; or

•	voting in person at the special meeting.

However, simply attending the special meeting without voting will not, by itself, revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies, and not revoked, will be voted in accordance with your instructions on the proxy card. IF YOU SIGN AND RETURN YOUR PROXY CARD, BUT MAKE NO SPECIFICATION ON THE CARD AS TO HOW YOU WANT YOUR SHARES VOTED, YOUR PROXY WILL BE VOTED AS RECOMMENDED BY THE HOME FEDERAL BANCORP BOARD OF DIRECTORS. The Home Federal Bancorp board of directors is presently unaware of any other matter that may be presented for action at the special meeting of shareholders. If any other matter does properly come before the special meeting, the board of directors intends that shares represented by properly submitted proxies will be voted by and at the discretion of the persons named as proxies on the proxy card.

Record Date and Voting Rights

The close of business on May 16, 2008 has been fixed as the record date for determining the Home Federal Bancorp shareholders entitled to receive notice of and to vote at the special meeting.  On the record date, there were 3,383,287 shares of Home Federal Bancorp common stock outstanding, 2,135,375 of which are held by Home Federal Mutual Holding Company.

You may vote your shares at the special meeting in person or by proxy.  To vote in person, you must be a shareholder of record or obtain a legal proxy from your broker if your shares are held by a broker or other nominee, attend the special meeting and obtain and submit a ballot, which we will provide to you at the special meeting.  To vote by proxy, you must complete, sign and return the enclosed proxy card.  If you properly complete your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed.  If you sign the proxy card but do not make specific choices, your proxy will vote your shares "FOR" the proposals identified in the Home Federal Bancorp Notice of Special Meeting.

If any other matter is presented, your proxy will vote the shares represented by all properly executed proxies on such matters as a majority of the board of directors determines.  As of the date of this proxy statement, we know of no other matters that may be presented at the special meeting, other than those listed in the Notice of Special Meeting.

Quorum Requirements

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Home Federal Bancorp common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be treated as shares that are present, or represented, and entitled to vote for purposes of determining the presence of a quorum at the special meeting. Broker non-votes will not be counted as a vote cast or entitled to vote on any matter presented at the special meeting. Abstentions will not be counted in determining the number of votes cast in connection with any matter presented at the special meeting.

Vote Required

Proposal 1:  Approval of the Plan of Conversion and Reorganization.  Approval of the plan of conversion by the shareholders of Home Federal Bancorp requires the affirmative vote of:

•	the holders of at least two-thirds of the shares of Home Federal Bancorp common stock outstanding on the record date; and

•	the holders of at least a majority of the shares of Home Federal Bancorp common stock other than Home Federal Mutual Holding Company outstanding on the record date.

Informational Proposals 1A – 1C:  Related to Certain Provisions in Home Federal Bancorp's Articles of Incorporation. The provisions of Home Federal Bancorp's articles of incorporation which are summarized as informational proposals 1A through 1C were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization.  These proposals are informational in nature only, because the Office of Thrift Supervision's regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization.  Home Federal Bancorp's shareholders are not being asked to approve these informational proposals at the special meeting.

Proposal 2:  Approval of the Merger Agreement.  Adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the shares of Home Federal Bancorp common stock outstanding on the record date.

Proposal 3:  Approval of Proposal to Adjourn the Special Meeting.  Approval of the proposal to adjourn the special meeting to a later date or dates, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the holders of shares of Home Federal Bancorp common stock present by person or proxy.

Home Federal Mutual Holding Company intends to vote its ownership interest in favor of the plan of conversion and reorganization, the merger agreement and the proposal to adjourn the special meeting. At December 31, 2007, Home Federal Mutual Holding Company owned 63.1% of the outstanding shares of common stock of Home Federal Bancorp. As of the same date, the directors and executive officers of Home Federal Bancorp and their affiliates owned approximately 125,013 shares of Home Federal Bancorp common stock, or 3.7% of the outstanding shares of Home Federal Bancorp common stock, excluding 44,367 shares that can be acquired upon the exercise of stock options.  The directors of Home Federal Bancorp have agreed to vote their shares "FOR" the approval of the plan of conversion and reorganization and adoption of the merger agreement.  Because Home Federal Mutual Holding Company, combined with shares  owned by directors, owns more than two-thirds of the outstanding shares of common stock of Home Federal Bancorp and it and the directors intend to vote their shares in favor of adoption of the merger agreement, the adoption of the merger agreement by shareholders of Home Federal Bancorp is assured.

Abstentions and broker non-votes will have the effect of votes against the plan of conversion and reorganization and the merger agreement.

Solicitation of Proxies

This joint proxy statement prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the Home Federal Bancorp special meeting by the Board of Directors.  Home Federal Bancorp will pay the costs of soliciting proxies from its shareholders.  To the extent necessary to permit approval of the plan of conversion and reorganization, the merger agreement and the other proposals being considered, directors, officers or employees of Home Federal Bancorp and Home Federal Savings and Loan may solicit proxies by mail, telephone and other forms of communication.  We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation.

We have retained Laurel Hill Advisory Group, LLC to solicit proxies in connection with the special meeting of shareholders with respect to approval of the plan of conversion and reorganization and merger agreement as set forth in Proposal 1 and Proposal 2.  We have agreed to pay Laurel Hill a base fee of $6,000 plus out of pocket expenses, such expenses not to exceed $2,000 without our prior consent. The aggregate fee will vary considerably based on the number and length of telephone solicitations made.  We have also agreed to reimburse Laurel Hill for its expenses for such solicitation services.  We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the adoption of the plan of conversion and reorganization and merger agreement and promptly return it in the enclosed self-addressed, postage-prepaid proxy reply envelope.  Returning the proxy card will not prevent you from voting in person at the special meeting.

Your prompt vote is very important.  Failure to vote will have the same effect as voting against the plan of conversion and reorganization and merger agreement.

Recommendation of the Home Federal Bancorp Board of Directors

Home Federal Bancorp's board of directors has unanimously approved each of the proposals and the transactions contemplated by the proposals. The board of directors believes that the proposals are fair to Home Federal Bancorp shareholders and are in the best interest of Home Federal Bancorp and its shareholders and unanimously recommends that you vote "FOR" approval of each of the proposals.

Shareholder Proposals

Any proposal which a shareholder wishes to have included in the proxy materials of Home Federal Bancorp relating to the next annual meeting of shareholders of Home Federal Bancorp, which is anticipated to be held in November 2008, if we do not complete our second step conversion by that date, must be made in writing and filed with the Corporate Secretary, DeNell W. Mitchell, Home Federal Bancorp, 624 Market Street, Shreveport, Louisiana, 71101, no later than June 16, 2008.  If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders.  It is urged that any such proposals be sent certified mail, return receipt requested.

Shareholder proposals which are not submitted for inclusion in Home Federal Bancorp's proxy materials pursuant to Rule 14a-8 may be brought before an annual meeting pursuant to Article II, Section 15 of Home Federal Bancorp's bylaws.  Notice of the proposal must be given in writing and delivered to, or mailed and received at, our principal executive offices five days before the date of the annual meeting.  The notice must include the information required by Article II, Section 15 of our bylaws.

If, as expected, we complete our second step conversion prior to the next annual meeting of shareholders, the articles of incorporation of the new holding company, our successor corporation, provide that notice satisfying the provision of Article 8.D, must be received at the address indicated above by August 31, 2008.

Questions?
Please read this document carefully. If you have questions about the plan of conversion and reorganization and merger agreement or about voting at the special meeting of shareholders or about the stock offering, please call (318) 674-2614. Additionally, you may contact our proxy solicitor, Laurel Hill Advisory Group, LLC at (888) 742-1305.

INFORMATION ABOUT THE SPECIAL MEETING OF SHAREHOLDERS OF
FIRST LOUISIANA BANCSHARES

First Louisiana Bancshares is mailing this joint proxy statement prospectus to its shareholders on or about May 23, 2008. With this document, First Louisiana Bancshares is sending you the attached notice of the First Louisiana Bancshares special meeting of shareholders and a proxy card that is solicited by the First Louisiana Bancshares board of directors. The First Louisiana Bancshares special meeting will be held on June 19, 2008 at 2:30 p.m., Central time, at the main office located at 1350 East 70th  Street, Shreveport, Louisiana.

Matter to be Considered

The purpose of the First Louisiana Bancshares special meeting is to consider and vote on the merger agreement which is described under "Home Federal Bancorp's Proposal 2 and First Louisiana Bancshares' Proposal 1 – Approval of The Merger Agreement" in this joint proxy statement prospectus. A copy of the merger agreement is attached as Appendix A to this document.

First Louisiana Bancshares may adjourn or postpone the special meeting of shareholders and First Louisiana Bancshares may use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies. No proxy that is voted against approval of the merger agreement will be voted in favor of adjournment to further solicit proxies.

Voting

If you hold your common stock in your own name and not through a broker or another nominee, you may vote your shares of common stock:

•	by signing, dating and mailing the proxy card in the enclosed postage-paid envelope; or

•	by attending the special meeting and voting in person.

If your shares are held in street name, you should follow the instructions on the proxy card or voting instruction card forwarded to you by your broker or other nominee to determine how you may vote your shares.

Whichever of these methods you select to transmit your instructions, the proxy holders will vote your common stock in accordance with your instructions. If you give a proxy without specific voting instructions, your proxy will be voted by the proxy holders as recommended by the First Louisiana Bancshares board of directors.

Solicitation of Proxies

First Louisiana Bancshares will pay the cost of its proxy solicitation. First Louisiana Bancshares will, upon request, reimburse brokers, banks and other nominees for their reasonable expenses in sending proxy material to their principals and obtaining their proxies.

First Louisiana Bancshares also expects that some of its employees will solicit First Louisiana Bancshares stockholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this.

Record Date

The close of business on May 13, 2008 has been fixed as the record date for determining the First Louisiana Bancshares shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time, 788,524 shares of First Louisiana Bancshares common stock were outstanding.

Voting Rights, Quorum Requirements and Vote Required

You are entitled to vote your First Louisiana Bancshares common stock if the shareholder records show that you held your common stock of record on the record date. Each share of common stock has one vote.

The presence, in person or by proxy, of a majority of the total number of outstanding shares of First Louisiana Bancshares common stock entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will count for quorum purposes.

As of May 13, 2008, directors and executive officers of First Louisiana Bancshares beneficially owned 230,800 shares of First Louisiana Bancshares common stock, or approximately 29.3% of the outstanding shares of First Louisiana Bancshares common stock, excluding shares that can be acquired upon the exercise of stock options. The directors of First Louisiana Bancshares have agreed to vote shares they own, or otherwise are entitled to vote, in favor of adopting the merger agreement.

Adoption of the merger agreement requires the affirmative vote of at least two-thirds of the voting power present in person or by proxy at the special meeting.  Abstentions and broker non-votes will have the effect of votes against the merger agreement.

Revocation of Proxies

Any shareholder of record giving a proxy has the power to revoke it any time before it is exercised by (a) filing with the Corporate Secretary of First Louisiana Bancshares written notice of revocation (Rhonda R. Hensley, Secretary, First Louisiana Bancshares, Inc., 1350 East 70th Street, Shreveport, Louisiana 71105), (b) submitting a duly executed proxy bearing a later date or (c) appearing at the special meeting to vote in person. Proxies solicited by this document may be exercised only at the special meeting and any adjournment or postponement thereof and will not be used for any other meeting.

Recommendation of the First Louisiana Bancshares Board of Directors

The First Louisiana Bancshares board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The First Louisiana Bancshares board of directors believes that the transactions contemplated by the merger agreement are advisable and in the best interests of First Louisiana Bancshares and its shareholders and unanimously recommends that you vote "FOR" adoption of the merger agreement.

Questions?
Please read this document carefully. If you have any questions about the merger agreement or about voting at the special meeting of shareholders, please call Mr. Ron C. Boudreaux at (318) 798-5700.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF HOME FEDERAL BANCORP

Set forth below is selected consolidated financial and other data of Home Federal Bancorp.  You should read the consolidated financial statements and related notes contained at the end of this prospectus which provide more detailed information.  In the opinion of management, financial information as of December 31, 2007 and for the six months ended December 31, 2007 and 2006 reflect all adjustments, consisting of normal recurring accruals only, which are necessary to present fairly the results for such periods.

		At June 30,
(Dollars in thousands, except per share amounts)	At December 31, 2007	2007	2006	2005	2004	2003

Selected Financial and Other Data:	(unaudited)
Total assets	$128,084	$118,785	$114,000	$111,331	$95,663	$100,759
Cash and cash equivalents	14,958	3,972	4,930	9,292	4,342	9,471
Securities available for sale	81,163	83,752	83,694	75,760	64,254	52,959
Securities held to maturity	1,331	1,408	1,425	1,613	2,516	4,068
Loans receivable, net	28,751	26,689	20,866	23,645	22,786	33,219
Deposits	80,986	77,710	71,279	69,995	68,134	71,390
Federal Home Loan Bank advances	15,933	12,368	13,417	8,224	9,748	9,008
Stockholders' equity	30,441	27,812	28,539	32,431	17,309	19,149
Full service offices	3	3	3	3	3	3
	As of or For the Six Months
	Ended December 31,		As of or For the Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
Selected Operating Data:	(unaudited)
Total interest income	$3,506	$3,211	$6,590	$5,664	$5,064	$5,154	$6,115
Total interest expense	1,967	1,634	3,448	2,433	2,030	2,163	2,710
Net interest income	1,539	1,577	3,142	3,231	3,034	2,991	3,405
Provision (reversal) for loan losses	--	--	1	--	--	--	(474)
Net interest income after provision for loan losses	1,539	1,577	3,141	3,231	3,034	2,991	3,879
Total non-interest income	120	151	240	145	387	321	216
Total non-interest expense	1,262	1,225	2,417	2,415	2,119	2,080	2,596
Income before income taxes	397	503	964	961	1,302	1,232	1,499
Income taxes	134	171	327	327	452	411	490
Net income	$263	$332	$637	$634	$850	$821	$1,010
Earnings per share of common stock:
Basic	$0.08	$0.10	$0.19	$0.19	$0.25	N/A	N/A
Diluted	$0.08	$0.10	$0.19	$0.19	$0.25	N/A	N/A
Selected Operating Ratios(1):
Average yield on interest-earning assets	5.81%	5.62%	5.69%	5.35%	5.09%	5.33%	6.09%
Average rate on interest-bearing liabilities	4.15	3.69	3.84	2.98	2.62	2.74	3.29
Average interest rate spread(2)	1.66	1.93	1.85	2.37	2.47	2.59	2.80
Net interest margin(2)	2.55	2.76	2.71	3.05	3.05	3.09	3.39
Average interest-earning assets to average interest-bearing liabilities	127.44	129.11	128.93	129.49	128.60	122.54	121.86
Net interest income after provision for loan losses to non- interest expense	121.95	128.76	129.95	133.82	143.18	143.80	149.42
Total non-interest expense to average assets	1.98	2.04	2.00	2.14	2.02	2.12	2.55
Efficiency ratio(3)	76.07	70.87	71.49	71.53	61.94	62.80	63.39
Return on average assets	.41	.55	.53	.56	.81	.84	.99
Return on average equity	1.67	2.18	2.13	2.10	3.17	4.40	5.48
Average equity to average assets	24.75	25.38	24.82	26.81	25.57	19.00	18.08
Dividend payout ratio	55.89	50.90	52.90	49.37	N/A	N/A	N/A
Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable (5)	.07%	--%	.46%	--%	--%	--%	0.22%
Non-performing assets as a percent of total assets(5)	.04	--	.10	--	--	--	0.07
Allowance for loan losses as a percent of total loans receivable	.85	1.03	.92	1.11	.98	1.02	0.68
Net charge-offs to average loans receivable	--	--	--	--	--	--	--

Association Capital Ratios(4):
Tangible capital ratio	21.82%	22.05%	22.79%	23.48%	24.20%	19.45%	18.25%
Core capital ratio	21.82	22.05	22.79	23.48	24.20	19.45	18.25
Total capital ratio	79.67	83.74	80.63	87.78	91.56	71.21	61.94
__________________
(1)	With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and real estate acquired through foreclosure at December 31, 2007 and 2006 and June 30, 2007, 2006, 2005, 2004 and 2003.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  Home Federal Savings and Loan did not have any real estate owned or troubled debt restructurings at December 31, 2006 and June 30, 2007, 2006 2005, 2004 and 2003. At December 31, 2007, Home Federal had real estate acquired through foreclosure with a carrying value of $32,768.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF
FIRST LOUISIANA BANCSHARES

Set forth below is selected consolidated financial and other data of First Louisiana Bancshares.  You should read the consolidated financial statements and related notes of First Louisiana Bancshares contained at the end of this prospectus which provide more detailed information.

	December 31,
(Dollars in thousands, except per share amounts)	2007	2006	2005	2004	2003
Selected Financial Condition and Other Data:
Total assets	$123,092	$112,687	$109,951	$101,501	$90,001
Loans receivable, net	84,539	79,157	73,243	70,799	62,616
Cash, federal funds sold and other interest-bearing deposits	8,462	5,035	7,799	7,550	5,650
Investment securities	16,577	16,457	17,101	11,716	12,538
Deposits	92,811	86,682	85,020	74,390	63,116
Borrowings	12,446	9,087	13,872	17,823	17,837
Securities sold under agreements to repurchase	714	953	1,060	--	--
Subordinated debentures to First Louisiana Statutory Trust I	4,124	4,124	--	--	--
Stockholders' equity	11,237	10,335	9,158	8,737	8,700
Full service offices	3	3	3	3	3

	As of or For the Year Ended December 31,
Selected Operating Data:	2007	2006	2005	2004	2003

Interest income	$8,430	$7,587	$6,409	$5,172	$4,845
Interest expense	3,101	2,254	1,715	1,177	1,216
Net interest income	5,329	5,333	4,694	3,995	3,630
Provision for loan losses	703	983	1,040	1,270	479
Net interest income after provision for loan losses	4,626	4,351	3,653	2,725	3,151
Non-interest income	1,104	1,575	944	1,050	1,049
Non-interest expense	4,621	4,380	4,010	3,704	3,315
Income before income taxes	1,109	1,546	587	72	885
Income taxes	291	488	144	(45)	303
Net income	$818	$1,058	$443	$117	$582
Earnings per share of common stock:
Basic	$1.04	$1.35	$.57	$.15	$.76
Diluted	$.93	$1.22	$.52	$.14	$.69

Selected Operating Ratios(1);
Average yield on interest-earning assets	8.03%	7.73%	7.06%	6.56%	6.89%
Average rate on interest-bearing liabilities	3.73	3.03	2.38	1.82	2.12
Average interest rate spread(2)	4.29	4.69	4.68	4.74	4.77
Net interest margin(2)	5.07	5.43	5.17	5.06	5.16
Average interest-earning assets to average interest-bearing liabilities	126.49	132.14	125.86	121.72	122.77
Net interest income after provision for loan losses to non-interest expense	100.11	99.34	91.10	73.57	95.05
Total non-interest expense to average assets	3.88	3.93	3.80	4.01	3.95
Efficiency ratio(3)	71.83	63.40	71.12	73.42	70.85
Return on average assets	.69	.95	.42	.13	.69
Return on average equity	7.51	10.71	4.95	1.33	6.93
Average equity to average assets	9.16	8.87	8.49	9.52	9.99

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable(5)	.37%	2.67%	1.68%	1.10%	4.37%
Non-performing assets as a percent of total assets (5)	2.13	2.90	1.62	2.18	3.46
Allowance for loan losses as a percent of total loans receivable(5)	1.04	1.32	1.41	1.07	1.17
Net charge-offs to average loans receivable	1.02	1.24	1.04	1.90	.52

Bank Capital Ratios(4)
Tangible capital ratio	12.86%	13.00%	12.24%	11.42%	13.20%
Core capital ratio	12.86	13.00	12.24	11.42	13.20
Total capital ratio	13.72	14.11	13.39	12.30	14.20
________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Ratios are for First Louisiana Bank. Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2007, 2006, 2005, 2004 and 2003.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  First Louisiana Bank had other real estate owned at December 31, 2007, 2006, 2005, 2004 or 2003 of $2.3 million, $1.1 million, $528,000, $1.4 million and $348,000, respectively.

SUMMARY SELECTED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL DATA

The following table shows selected financial information on a pro forma condensed consolidated basis giving effect to the merger and the stock offering assuming the offering is completed at the maximum, as adjusted, of the offering range based on the assumptions set forth below.  The pro forma unaudited consolidated financial statements give effect to the merger as if this transaction had become effective at the end of each of the periods presented, in the case of balance sheet information, and at the beginning of each of the periods presented, in the case of income statement information.

We anticipate that the merger will provide the combined company with financial benefits that include, on a combined basis, operating expenses that would be less than the institutions operating independently and the opportunity to earn more revenue.  The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results.  It also does not necessarily reflect what the historical results of the combined company would have been had our companies and financial institutions been combined as of the date and during the period presented.

You should read this summary pro forma information in conjunction with the information under "Pro Forma Data."

December 31, 2007
Pro Forma Combined Financial Condition Data:	(Dollars in thousands)
Total assets	$272,812
Cash and cash equivalents	32,058
Securities available for sale	96,612
Securities held to maturity	2,459
Loans receivable, net	112,916
Deposits	173,900
Federal Home Loan Bank advances	29,241
Other borrowed funds	3,644
Stockholders' equity	63,543
Full service offices	6

	Six Months Ended December 31, 2007	Year Ended June 30, 2007
Pro Forma Combined Operating Data:	(In thousands)
Interest income	$7,952	$14,677
Interest expense	(3,681)	(6,150)
Net interest income	4,272	8,526
Provision for loan losses	(368)	(1,002)
Net interest income after provision for loan losses	3,904	7,524
Other income	676	1,749
Non-interest expense	(3,831)	(7,165)
Income before income taxes	749	2,109
Income taxes	(235)	(579)
Net income	$514	$1,530

RECENT DEVELOPMENTS OF HOME FEDERAL BANCORP

The following tables contain certain information concerning the financial position and results of operations of Home Federal Bancorp at and for the three and nine months ended March 31, 2008 as well as the prior comparable periods.  You should read this information in conjunction with the audited financial statements included in this document.  The financial information as of and for the three and nine months ended March 31, 2008 and 2007 are unaudited and are derived from our interim condensed consolidated financial statements.  The balance sheet data as of June 30, 2007 is derived from Home Federal Bancorp’s audited consolidated financial statements.  In the opinion of management, financial information at March 31, 2008 and for the three and nine months ended March 31, 2008 and 2007 reflect all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods.  Results for the three and nine-month periods ended March 31, 2008 may not be indicative of the operations of Home Federal Bancorp for the fiscal year ending June 30, 2008.

(Dollars in thousands, except per share amounts)	At March 31, 2008	At June 30, 2007
Selected Financial and Other Data:	(unaudited)
Total assets	$138,652	$118,785
Cash and cash equivalents	5,645	3,972
Securities available for sale	100,355	83,752
Securities held to maturity	1,702	1,408
Loans receivable, net	29,191	26,689
Deposits	79,342	77,710
Federal Home Loan Bank advances	27,132	12,368
Total stockholders' equity	31,275	27,812
Full service offices	3	3

	As of or For the Three Months Ended March 31,		As of or For the Nine Months Ended March 31,
	2008	2007	2008	2007
Selected Operating Data:	(unaudited)		(unaudited)
Total interest income	$1,716	$1,689	$5,222	$4,899
Total interest expense	1,007	897	2,974	2,531
Net interest income	709	792	2,248	2,368
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	709	792	2,248	2,368
Total non-interest income	63	77	183	228
Total non-interest expense	602	590	1,864	1,814
Income before income taxes	170	279	567	782
Income taxes	58	95	192	266
Net income	$112	$184	$375	$516
Earnings per share of common stock:
Basic	$0.03	$0.05	$0.12	$0.15
Diluted	$0.03	$0.05	$0.12	$0.15
Selected Operating Ratios(1):
Average yield on interest-earning assets	5.17%	5.68%	5.49%	5.63%
Average rate on interest-bearing liabilities	4.02	3.92	4.10	3.79
Average interest rate spread(2)	1.15	1.76	1.38	1.85
Net interest margin(2)	2.14	2.66	2.36	2.72
Average interest-earning assets to average interest-bearing liabilities	132.40	129.90	131.29	130.11
Net interest income after provision for loan losses to non- interest expense	117.68	134.25	120.57	130.53
Total non-interest expense to average assets	1.80	1.96	1.95	2.08
Efficiency ratio(3)	78.04	67.86	76.69	69.87
Return on average assets	0.33	0.61	0.39	0.59
Return on average equity	1.48	2.42	1.72	2.32
Average equity to average assets	22.52	25.34	22.68	25.52
Dividend payout ratio	47.14	45.69	53.42	49.04

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable(5)	0.06%	%	0.06%	%
Non-performing assets as a percent of total assets(5)	0.04		0.04
Allowance for loan losses as a percent of total loans receivable	0.81		0.81	0.90
Net charge-offs to average loans receivable

Association Capital Ratios(4):
Tangible capital ratio	20.40%	22.29%	20.40%	22.29%
Core capital ratio	20.40	22.29	20.40	22.29
Total capital ratio	75.41	81.67	75.41	81.67

___________________
(1)	With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and real estate acquired through foreclosure at March 31, 2008 and 2007 and June 30, 2007.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  Home Federal Savings and Loan did not have any troubled debt restructurings at March 31, 2008 and June 30, 2007 and did not have any real estate owned at June 30, 2007. At March 31, 2008, Home Federal Savings and Loan had real estate acquired through foreclosure with a carrying value of $33,000.

Comparison of Financial Condition at March 31, 2008 and June 30, 2007

At March 31, 2008, total assets amounted to $138.7 million compared to $118.8 million at June 30, 2007, an increase of approximately $19.9 million, or 16.8%.  This increase was primarily due to an increase in cash and cash equivalents of $1.6 million, or 40.0%, and an increase in loans receivable of $2.5 million, or 9.4% and an increase in investment securities of $16.9 million or 19.8%.  These increases were partially offset by a decrease in Home Federal Bancorp’s deferred tax asset of $1.5 million.

The increase in cash and cash equivalents was due primarily to proceeds received through deposits, principal payments on securities and advances from the Federal Home Loan Bank of Dallas.  The increase in loans receivable was primarily due to the purchase of first mortgage loans originated by another mortgage loan company.  The increase in investment securities was primarily due to an increase in the market value of securities available for sale and the purchase of new securities with funds generated primarily from Federal Home Loan Bank borrowings.

Home Federal Bancorp’s total liabilities amounted to $107.4 million at March 31, 2008, an increase of approximately $16.4 million, or 18.0%, compared to total liabilities of $91.0 million at June 30, 2007. The primary reason for the increase in liabilities was due to the $1.6 million, or 2.1%, increase of customers’ deposits due to normal deposits inflow, and a $14.7 million, or 118.5%, increase in advances from the Federal Home Loan Bank.

Stockholders’ equity increased $3.5 million, or 12.6%, to $31.3 million at March 31, 2008 compared to $27.8 million at June 30, 2007.  This increase was primarily the result of the change in Home Federal Bancorp’s Accumulated Other Comprehensive Loss associated with securities available-for-sale of $3.1 million, the recognition of net income of $375,000 for the nine months ended March 31, 2008, and the distribution of shares associated with Home Federal Bancorp’s 2005 Recognition and Retention Plan of $156,000.  These increases were offset by dividends of $199,000 paid during the nine months ended March 31, 2008, and the acquisition of treasury shares of $38,000.

Comparison of our Operating Results for the Three and Nine Months Ended March 31, 2008 and 2007

Net income amounted to $112,000 for the three months ended March 31, 2008 compared to $184,000 for the same period in 2007, a decrease of $72,000, or 39.1%.  The decrease was primarily due to decreases in net interest income and non-interest income, and an increase in non-interest expense.  These were partially offset by a decrease in income tax expense.

For the nine months ended March 31, 2008, net income amounted to $375,000, compared to $516,000 for the same period in 2007, a decrease of $141,000, or 27.3%.  The decrease was primarily due to decreases in net interest income and non-interest income, and an increase in non-interest expense.  These were partially offset by a decrease in income tax expense.

Net interest income for the three months ended March 31, 2008 was $709,000, a decrease of $82,000, or 10.4%, in comparison to the three months ended March 31, 2007. This decrease was due primarily to the increase in Home Federal Bancorp’s cost of funds, partially offset by an increase in total interest income.

Net interest income for the nine months ended March 31, 2008, was $2.3 million, a decrease of $120,000, or 5.1%, in comparison to the nine months ended March 31, 2007.  This decrease was due primarily to the increase in interest expense incurred on deposit accounts and advances from the Federal Home Loan Bank, partially offset by an increase in total interest income.

Home Federal Bancorp’s average interest rate spread was 1.15% and 1.38% for the three and nine months ended March 31, 2008, compared to 1.76% and 1.85% for the three and nine months ended March 31, 2007.  Home Federal Bancorp’s net interest margin was 2.14% and 2.36% for the three and nine months ended March 31, 2008, compared to 2.66% and 2.72% for the three and nine months ended March 31, 2007.  The decrease in net interest income and net interest margin is attributable primarily to the increase in interest expense on interest-bearing liabilities and average cost associated with deposits and advances from the Federal Home Loan Bank.

Based on an analysis of historical experience, the volume and type of lending conducted by Home Federal Savings and Loan, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Home Federal Savings and Loan’s market area and other factors related to the collectibility of Home Federal Savings and Loan’s loan portfolio, no provisions for loan losses were made during the three and nine months ended March 31, 2008 or 2007.  Home Federal Savings and Loan’s allowance for loan losses was $235,000, or 0.81% of total loans, at March 31, 2008 compared to $235,000, or 0.9% of total loans at March 31, 2007.  At March 31, 2008, Home Federal Savings and Loan had non-performing loans of $19,000 and other non-performing assets of $33,000.  Home Federal Savings and Loan did not have any non-performing loans at March 31, 2007.  There can be no assurance that the loan loss allowance will be sufficient to cover losses on non-performing assets in the future.

Total non-interest income amounted to $63,000 for the three months ended March 31, 2008, compared to $77,000 for the same period in 2007.  The decrease was primarily due to a decrease of $12,000 in gain on sale of investments and a decrease of $2,000 in gain on sale of loans.

Total non-interest income amounted to $183,000 for the nine months ended March 31, 2008, compared to $228,000 for the same period in 2007.  The decrease was primarily due to decreases in gain on sale of securities and other income.

Total non-interest expense increased $12,000, or 2.0%, for the three months ended March 31, 2008 compared to the prior year period.  The increase in non-interest expense was primarily due to an increase in compensation and benefits expense of $29,000, or 8.0%, over the prior year period partially offset by a decrease in franchise and bank shares tax of $13,000, or 33.3%, and a decrease in advertising expense.

Total non-interest expense increased $50,000, or 2.7%, for the nine months ended March 31, 2008 compared to the prior year period.  The increase was primarily due to an increase of $66,000, or 5.9%, in compensation and benefits expense, and an increase in audit and professional fees of $8,000, offset by a decrease in occupancy and equipment expense of $9,000 and a decrease in franchise and bank shares tax of $16,000.

The increase in compensation and benefits expenses was a result of normal compensation increases including increased recognition and retention plan expense due to the acceleration of vesting of awards during the six months following the death of a participant.  Compensation expense recognized by Home Federal Bancorp for its 2005 Stock Option Plan and 2005 Recognition and Retention Plan amounted to $15,087 and $31,419, respectively, for the three months ended March 31, 2008, and $47,533 and $117,794, respectively, for the nine months ended March 31, 2008.

Effective January 1, 2006, Home Federal Bancorp, through its subsidiary Home Federal Savings and Loan, became subject to the Louisiana bank shares tax.  This tax is assessed on Home Federal Savings and Loan’s equity and earnings.  For the three and nine months ended March 31, 2008, Home Federal Bancorp recognized franchise and bank shares tax expense of $24,200 and $96,800, respectively.

Income taxes amounted to $58,000 and $95,000 for the three months ended March 31, 2008 and 2007, respectively, resulting in effective tax rates of 34.0% and 33.9%, respectively. Income taxes amounted to $192,000 and $265,000 for the nine months ended March 31, 2008 and 2007, respectively, resulting in an effective tax rate of 33.9% and 34.0%, respectively.

RECENT DEVELOPMENTS OF
FIRST LOUISIANA BANCSHARES

The following tables contain certain information concerning the financial position and results of operations of First Louisiana Bancshares at and for the three months ended March 31, 2008 as well as the prior comparable period.  You should read this information in conjunction with the audited financial statements included in this document.  The financial information as of and for the three months ended March 31, 2008 and 2007 are unaudited and are derived from First Louisiana Bancshares' interim condensed consolidated financial statements.  The balance sheet data as of December 31, 2007 is derived from First Louisiana Bancshares’s audited consolidated financial statements.  In the opinion of management, financial information at March 31, 2008 and for the three months ended March 31, 2008 and 2007 reflect all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods.  Results for the three month period ended March 31, 2008 may not be indicative of the operations of First Louisiana Bancshares for the fiscal year ending December 31, 2008.

	At March 31, 2008	At December 31, 2007
(Dollars in thousands, except per share amounts)
Selected Financial Condition and Other Data:	(unaudited)
Total assets	$121,255	$123,092
Loans receivable, net	83,940	84,539
Cash, federal funds sold and other interest-bearing deposits	8,481	8,462
Investment securities	15,205	16,577
Deposits	87,926	92,811
Borrowings	11,582	12,446
Securities sold under agreements to repurchase	4,294	714
Subordinated debentures to First Louisiana Statutory Trust I	4,124	4,124
Stockholders' equity	11,501	11,237
Full service offices	3	3

	As of or For the Three Months Ended March 31,
	2008	2007
Selected Operating Data:	(unaudited)
Interest income	$2,043	$1,974
Interest expense	710	675
Net interest income	1,333	1,299
Provision for loan losses	140	150
Net interest income after provision for loan losses	1,193	1,149
Non-interest income	298	292
Non-interest expense	1,241	1,105
Income before income taxes	250	336
Income taxes	65	80
Net income	$185	$256
Earnings per share of common stock:
Basic	$0.23	$0.33
Diluted	$0.21	$0.29

Selected Operating Ratios(1):
Average yield on interest-earning assets	7.68%	7.99%
Average rate on interest-bearing liabilities	3.52	3.50
Average interest rate spread(2)	4.16	4.49
Net interest margin(2)	5.01	5.26
Average interest-earning assets to average interest-bearing liabilities	131.72	128.06
Net interest income after provision for loan losses to non-interest expense	96.13	103.98
Total non-interest expense to average assets	4.20	4.10
Efficiency ratio(3)	76.09	69.45
Return on average assets	0.63	0.95
Return on average equity	6.52	9.91
Average equity to average assets	9.61	9.58

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable(5)	0.89%	2.50%
Non-performing assets as a percent of total assets (5)	2.53	2.84
Allowance for loan losses as a percent of total loans receivable	1.20	1.37
Net charge-offs to average loans receivable	0.04	0.13

Bank Capital Ratios(4):
Tangible capital ratio	13.22%	12.76%
Core capital ratio	13.22	12.76
Total capital ratio	14.21	13.95
	(Footnotes on following page)

_________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Ratios are for First Louisiana Bank. Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and other real estate owned at March 31, 2008 and March 31, 2007.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  First Louisiana Bank had other real estate owned at March 31, 2008 and March 31, 2007 of $2.3 million and $1.1 million, respectively.  At March 31, 2008 and 2007, troubled debt restructurings amounted to $1.2 million and $2.2 million, respectively.

Comparison of Financial Condition at March 31, 2008 and December 31, 2007

Our total assets were $121.3 million at March 31, 2008 compared to $123.1 million at December 31, 2007.  The reason for the $1.8 million, or 1.5%, decrease in total assets during the first quarter of fiscal 2008 was the combination of a decrease in both loans receivable as well as investment securities. Net loans receivable decreased by $600,000, or 0.7%, to $83.9 million at March 31, 2008 compared to $84.5 million at December 31, 2007. Investment securities decreased by $1.4 million or 8.3% to $15.2 million at March 31, 2008 compared to $16.6 million at December 31, 2007. The decrease in investment securities during the first quarter of fiscal 2008 was due to normal amortization and re-payments.

Our total deposits amounted to $87.9 million at March 31, 2008 compared to $92.8 million at December 31, 2007.  The primary reason for the $4.9 million, or 5.3%, decrease was a decrease of $5.7 million in time deposits.  This decrease was partially caused by $1.8 million of brokered time deposits maturing during the first quarter of fiscal 2008. These brokered time deposits were originally purchased in 2004, at a time when loan demand was much higher. In addition, we chose not to renew $2.5 million of public funds time deposits which matured in January 2008.  Other interest-bearing public funds deposits totaling $1.6 million at December 31, 2007 were depleted during the first quarter 2008.  These deposits are seasonal and held for the local taxing authority, and are only deposited during property tax collection season, which generally runs from December to February.  The foregoing decreases in interest-bearing deposits were partially offset by an increase of $2.2 million in demand deposits combined with an increase of $3.6 million in securities sold under agreements to repurchase.

Borrowings decreased from $12.4 million at December 31, 2007 to $11.6 million at March 31, 2008, a 6.9% decrease. This decrease was due to normal monthly principal pay downs on term advances at the Federal Home Loan Bank.

At March 31, 2008, stockholders’ equity totaled $11.5 million compared to $11.2 million at December 31, 2007. The $264,000 increase reflected the combined effects of $185,000 net income for the first quarter of fiscal 2008 and the $79,000 increase in net unrealized gains on securities available for sale between December 31, 2007 and March 31, 2008.

Comparison of Our Operating Results for the Three Months Ended March 31, 2008 and 2007

Our net income was $185,000 for the quarter ended March 31, 2008 compared to $256,000 for the quarter ended March 31, 2007.  The primary reason for the $71,000, or 27.7%, decrease in net income was an increase in non-interest expense. The increase of $136,000 in non-interest expense was due to several factors, including a $48,000 increase in personnel expense, resulting from an increase in the number of employees since March 31, 2007, as well as normal salary adjustments.  In addition, there was an $89,000 increase in other operating expenses, including a $17,000 increase in FDIC deposit assessments.  The increase in non-interest expense was partially offset by a $34,000 increase in net interest income.

Our total interest income was $2.04 million for the quarter ended March 31, 2008 compared to $1.97 million for the quarter ended March 31, 2007.  The $69,000 increase in interest income was due primarily to a $51,000 increase in interest earned on loans in the first quarter of 2008 compared to the first quarter of 2007.  The average yield on our total interest-earning assets was 7.68% for the quarter ended March 31, 2008 compared to 7.99% for the quarter ended March 31, 2007, reflecting the effects of the decreases in recent periods in market rates of interest.

Our total interest expense was $710,000 for the quarter ended March 31, 2008 compared to $675,000 for the quarter ended March 31, 2007, a $35,000, or 5.2%, increase primarily due to an increase in the average balance of interest-bearing liabilities. The average rate paid on our total interest-bearing liabilities was 3.52% for the quarter ended March 31, 2008 compared to 3.50% for the quarter ended March 31, 2007.

Our interest rate spread and net interest margin were 4.16% and 5.01%, respectively, for the quarter ended March 31, 2008 compared to 4.49% and 5.26%, respectively, for the quarter ended March 31, 2007. Like most financial institutions, we are experiencing the effects of interest rate compression. Our return on average assets and return on average equity were 0.63% and 6.52%, respectively, for the quarter ended March 31, 2008 compared to 0.95% and 9.91%, respectively, for the quarter ended March 31, 2007.

Our provision for loan losses was $140,000 for the quarter ended March 31, 2008 compared to $150,000 for the quarter ended March 31, 2007.  We had $9,000 of net charge-offs to the allowance for loan losses in the quarter ended March 31, 2008, compared to $26,000 of net charge-offs in the quarter ended March 31, 2007.  Net charge-offs to average loans was 0.04% for the quarter ended March 31, 2008, compared to 0.13% for the quarter ended March 31, 2007.  The allowance for loan losses at March 31, 2008 was $1.0 million.

Non-performing loans as a percent of total loans, and non-performing assets as a percent of total assets were 0.89% and 2.53%, respectively, at March 31, 2008 compared to 2.50% and 2.84%, respectively, at March 31, 2007.  The decease in non-performing loans was due to increased collection efforts in the latter part of 2007 as well as the transfer of a $1.2 million non-performing real estate loan to other real estate owned.  At March 31, 2008, other real estate owned totaled $2.3 million consisting of five commercial and two residential properties, all of which are being actively marketed for sale.  First Louisiana Bancshares does not expect to incur any material losses on the disposition of such properties.

Income tax expense in the first quarter of fiscal 2008 was $65,000 compared to $80,000 for the same period in 2007. This difference was primarily due to the lower amount of pre-tax income in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007.  Our effective tax rate was 26.0% for the quarter ended March 31, 2008 compared to 23.8% for the quarter March 31, 2007.

HOW OUR NET PROCEEDS WILL BE USED

The following table shows how we intend to use the net proceeds of the offering.  The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering and the merger.  Payments for shares made through withdrawals from deposit accounts at Home Federal Savings and Loan will reduce Home Federal Savings and Loan's deposits and will not result in the receipt of new funds for investment.  See "Additional Pro Forma Conversion Data" for the assumptions used to arrive at these amounts.

	Adjusted Minimum of Offering Range		Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
	1,360,000 Shares at $10.00 Per Share	Percent of Net Proceeds	1,360,000 Shares at $10.00 Per Share	Percent of Net Proceeds	1,600,000 Shares at $10.00 Per Share	Percent of Net Proceeds	1,840,000 Shares at $10.00 Per Share	Percent of Net Proceeds	2,116,000 Shares at $10.00 Per Share	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$13,600		$13,600		$16,000		$18,400		$21,160
Less: offering expenses	(1,101)		(1,130)		(1,162)		(1,194)		(1,232)
Net offering proceeds	12,499	100.0%	12,470	100.0%	14,838	100.0%	17,206	100.0%	19,928	100.0%
Merger shares used to complete the offering(1)	(2,040)	(16.3)	--	--	--	--	--	--	--	--
Net cash proceeds	10,459	83.7	12,470	100.0	14,838	100.0	17,206	100.0	19,928	100.0

Less:
Proceeds contributed to Home Federal Savings and Loan(2)	(6,249)	(50.0)	(6,235)	(50.0)	(7,419)	(50.0)	(8,603)	(50.0)	(9,964)	(50.0)
Merger costs and restructuring charges(3)	(1,063)	(8.5)	(1,063)	(8.5)	(1,063)	(7.2)	(1,063)	(6.2)	(1,063)	(5.3)
Proceeds used for loan to employee stock ownership plan	(544)	(4.4)	(544)	(4.4)	(640)	(4.3)	(736)	(4.3)	(846)	(4.2)
Proceeds used to repurchase shares for stock recognition plan	(418)	(3.3)	(418)	(3.3)	(491)	(3.3)	(565)	(3.3)	(650)	(3.2)
Proceeds remaining for Home Federal Bancorp	$2,185	17.5%	$4,210	33.8%	$5,225	35.2%	$6,239	36.2%	$7,405	37.3%
_________________________
(1)
If Home Federal Bancorp does not receive orders for at least 1,360,000 shares in the offering, then, in Home Federal Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and offering, up to 204,000 unsubscribed shares may be issued to shareholders of First Louisiana Bancshares as merger consideration.

(2)
Approximately $8.8 million (or up to $9.8 million if all outstanding options to purchase First Louisiana Bancshares common stock are exercised before the merger is completed) of the funds contributed to Home Federal Savings and Loan will be used to fund the cash portion of the purchase price for First Louisiana Bancshares. Any difference between the $8.8 million and the cash proceeds contributed to Home Federal Savings and Loan from the offering will come from existing assets of Home Federal Savings and Loan.

(3)	Includes $345,000 and $718,000, respectively, of non-tax deductible merger costs and tax deductible merger costs.

The primary use of the net proceeds will be to fund the cash portion of the merger consideration paid to First Louisiana Bancshares. The new holding company will retain 50% of the net proceeds of the offering, with the remaining 50% being contributed to Home Federal Savings and Loan, and intends to initially invest 100% of the proceeds it retains (other than the amount used to fund the employee stock ownership plan loan) in short-term, liquid investments.  The actual amounts to be invested in different instruments will depend on the interest rate environment and the new holding company’s liquidity needs.  Although there can be no assurance that we will invest the net proceeds in anything other than short-term, liquid investments, over time, the new holding company may use the proceeds it retains from the offering:

•	to invest in securities;

•	to pay dividends to shareholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or branch offices or other businesses that are related to banking; and

•	for general corporate purposes.

In addition, the new holding company will use a portion of the proceeds it retains to make quarterly interest payments on the $4.1 million of subordinated debentures that it will assume in the merger with First Louisiana Bancshares.  Such debentures bear interest at the three month LIBOR rate plus 180 basis points, adjusted quarterly.  At December 31, 2007, the rate on the debentures was 6.79063%.

Under current Office of Thrift Supervision regulations, the new holding company may not repurchase shares of its common stock during the first year following the conversion and offering, except to fund recognition plans that have been ratified by shareholders or tax qualified employee stock benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.

Home Federal Savings and Loan intends to use a substantial portion or all of the net proceeds it receives to fund the cash portion of the merger consideration being paid to acquire First Louisiana Bancshares.  To the extent any net proceeds remain, which will only be the case if the offering is completed at maximum of the offering range and outstanding options to purchase First Louisiana Bancshares common stock are not exercised prior to completion of the merger, Home Federal Savings and Loan will initially purchase investment and mortgage-backed securities and in the future, may use the additional proceeds that it receives from the offering to fund new loans, both residential and commercial, or for other general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.  We currently have no specific plans or agreements regarding any expansion activities or acquisitions other than the merger with First Louisiana Bancshares.  Except as described above, neither the new holding company nor Home Federal Savings and Loan has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use.

WE INTEND TO CONTINUE TO PAY QUARTERLY CASH DIVIDENDS

Home Federal Bancorp has paid quarterly cash dividends since the third quarter of fiscal 2005.  Home Federal Bancorp's current quarterly dividend is $0.06 per share.  After we complete the conversion and the merger, dividends will be paid by the new holding company on its outstanding shares of common stock.  We currently expect that the level of cash dividends per share after the conversion and offering will be substantially consistent with the current amount of dividends of $0.06 per share.  However, the rate of such dividends and the initial or continued payment thereof will be in the discretion of the board of directors of the new holding company and will depend upon a number of factors, including the amount of net proceeds retained by us in the offering, investment opportunities available to us, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.  No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future.  In addition, during the first three years after the conversion and offering, no dividend will be declared or paid if it would be classified as a return of capital.

Dividends from the new holding company may eventually depend, primarily upon receipt of dividends from Home Federal Savings and Loan, because the new holding company initially will have no source of income other than dividends from Home Federal Savings and Loan, earnings from the investment of proceeds from the sale of common stock retained by us, and interest payments with respect to our loan to our employee stock ownership plan.

Home Federal Savings and Loan's ability to pay dividends to the new holding company will be governed by the Home Owners' Loan Act, as amended, and the regulations of the Office of Thrift Supervision.  In addition, the prior approval of the Office of Thrift Supervision will be required for the payment of a dividend if the total of all dividends declared by Home Federal Savings and Loan in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.  In addition, Home Federal Savings and Loan will be prohibited from paying cash dividends to the new holding company to the extent that any such payment would reduce Home Federal Savings and Loan's regulatory capital below required capital levels or would impair the liquidation account to be established for the benefit of Home Federal Savings and Loan's eligible account holders and supplemental eligible account holders.  See "The Conversion and Offering – Liquidation Rights."

Any payment of dividends by Home Federal Savings and Loan to the new holding company which would be deemed to be drawn out of Home Federal Savings and Loan's bad debt reserves would require a payment of taxes at the then-current tax rate by Home Federal Savings and Loan on the amount of earnings deemed to be removed from the reserves for such distribution.  Home Federal Savings and Loan does not intend to make any distribution to the new holding company that would create such a federal tax liability.  See "Taxation."

Unlike Home Federal Savings and Loan, the new holding company is not subject to the above regulatory restrictions on the payment of dividends to our shareholders.  Under Louisiana law, the new holding company generally may pay dividends out of surplus, or if no surplus is available, may pay dividends out of its net profits for the current or preceding fiscal year or both.

MARKET FOR HOME FEDERAL BANCORP'S COMMON STOCK

Home Federal Bancorp's common stock is currently quoted on the OTC Bulletin Board under the symbol "HFBL."  We have applied to have the common stock of the new holding company listed for trading on the Nasdaq Global Market and we expect that the common stock will trade under the symbol "FLBI."  We cannot assure you that our common stock will be approved for listing on the Nasdaq Global Market.

Making a market may include the solicitation of potential buyers and sellers in order to match buy and sell orders.  The development of a liquid public market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker.  You should view the common stock as a long-term investment.  Furthermore, there can be no assurance that you will be able to sell your shares at or above the purchase price.

The following table sets forth the high and low closing stock prices for Home Federal Bancorp common stock and cash dividends per share declared for the periods indicated.

	Stock Price Per Share		Cash Dividends
Quarter ended:	High	Low	Per Share
March 31, 2008	$9.51	$7.95	$0.06
December 31, 2007	10.30	9.60	0.06
September 30, 2007	10.43	9.60	0.06

June 30, 2007	10.60	10.10	0.06
March 31, 2007	10.35	10.25	0.06
December 31, 2006	10.48	10.00	0.06
September 30, 2006	10.50	10.10	0.06

June 30, 2006	10.45	10.05	0.06
March 31, 2006	10.25	9.80	0.06
December 31, 2005	9.90	9.45	0.05
September 30, 2005	9.85	9.35	0.05

.At December 11, 2007, the business day immediately preceding the public announcement of the conversion and offering, and at May 13, 2008, the date of this prospectus, the closing prices of Home Federal Bancorp common stock as reported on the OTC Bulletin Board were $10.30 per share and $8.75 per share, respectively.  At May 13, 2008, Home Federal Bancorp had approximately 160 shareholders of record.

HOME FEDERAL SAVINGS AND LOAN MEETS ALL OF ITS REGULATORY CAPITAL REQUIREMENTS

At December 31, 2007, Home Federal Savings and Loan exceeded all of its regulatory capital requirements. The table below sets forth Home Federal Savings and Loan's historical capital under accounting principles generally accepted in the United States of America and regulatory capital at December 31, 2007, and the pro forma capital of Home Federal Savings and Loan assuming completion of the merger with First Louisiana Bancshares and after giving effect to the offering. The pro forma capital amounts reflect the receipt by Home Federal Savings and Loan of 50.0% of the net offering proceeds other than at the minimum, as adjusted, which reflects the use of merger shares to complete the offering.  The pro forma risk-based capital amounts assume the investment of the net proceeds received by Home Federal Savings and Loan remaining after payment of the cash portion of the merger consideration in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 2007.

			Pro Forma (giving effort to the offering and merger) at December 31, 2007 based on sale at $10.00 per share(1)
	Home Federal Savings and Loan Historical at December 31, 2007		Minimum, as adjusted 1,360,000 Shares(2)		Minimum 1,360,000 Shares		Midpoint 1,600,000 Shares		Maximum 1,840,000 Shares		15% Above Maximum 2,116,000 Shares
	Amount	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)
	(Dollars in thousands)
GAAP capital	$27,809	21.68%	$51,728	19.92%	$51,714	19.92%	$52,801	20.24%	$53,889	20.57%	$55,140	20.94%

Tier 1 leverage capital:
Actual	$28,043	21.82%	$38,649	15.67%	$38,635	15.67%	$39,722	16.03%	$40,810	16.39%	$42,061	16.80%
Requirement	3,855	3.00	7,397	3.00	7,397	3.00	7,432	3.00	7,468	3.00	7,509	3.00
Excess	$24,188	18.82%	$31,252	12.67%	$31,238	12.67%	$32,290	13.03%	$33,342	13.39%	$34,552	13.80%

Tier 1 risk-based capital:
Actual	$28,043	79.01%	$38,649	27.84%	$38,635	27.83%	$39,722	28.57%	$40,810	29.30%	$42,061	30.14%
Requirement	1,420	4.00	5,553	4.00	5,553	4.00	5,562	4.00	5,571	4.00	5,582	4.00
Excess	$26,623	75.01%	$33,096	23.84%	$33,082	23.83%	$34,160	24.57%	$35,239	25.30%	$36,479	26.14%

Total risk-based capital:
Actual	$28,278	79.67%	$39,775	28.65%	$39,761	28.64%	$40,848	29.38%	$41,936	30.11%	$43,187	30.95%
Requirement	2,840	8.00	11,105	8.00	11,105	8.00	11,124	8.00	11,143	8.00	11,165	8.00
Excess	$25,438	71.67%	$28,670	20.65%	$28,656	20.64%	$29,724	21.38%	$30,793	22.11%	$32,022	22.95%
____________________
(1)	Reflects the issuance of 1,324,720 shares in the merger with First Louisiana Bancshares.
(2)
If Home Federal Bancorp does not receive orders for at least 1,360,000 shares in the offering, then, in Home Federal Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and offering, up to 204,000 unsubscribed shares may be issued to shareholders of First Louisiana Bancshares as merger consideration.

(3)	Adjusted total or adjusted risk-weighted assets, as appropriate.

(Footnotes continued on following page)

____________________
(4)         Reconciliation of capital adjustment for Home Federal Savings and Loan:

	Minimum, as adjusted 1, 360,000 Shares	Minimum 1,360,000 Shares	Midpoint 1,600,000 Shares	Maximum 1,840,000 Shares	15% Above Maximum 2,116,000 Shares
	(In thousands)
Gross offering proceeds	$13,600	$13,600	$16,000	$18,400	$21,160
Less: offering expenses	(1,101)	(1,130)	(1,162)	(1,194)	(1,232)
Less: merger shares used to complete the offering	(2,040)	--	--	--	--
Less: loan to employee stock ownership plan	(544)	(544)	(640)	(736)	(846)
Less: repurchase shares for stock recognition plan	(418)	(418)	(491)	(565)	(650)
Less: merger related transaction costs	(1,063)	(1,063)	(1,063)	(1,063)	(1,063)
Less: cash retained by holding company	(2,185)	(4,210)	(5,225)	(6,239)	(7,405)
Net cash infused into the Bank	6,249	6,235	7,419	8,603	9,964
Less: ESOP adjustment at Bank	(544)	(544)	(640)	(736)	(846)
Net increase in capital resulting from the offering	5,705	5,691	6,779	7,867	9,118
Less: cash to fund the merger consideration	(8,831)	(8,831)	(8,831)	(8,831)	(8,831)
Net increase in capital resulting from the merger (a)	27,045	27,045	27,045	27,045	27,045
Increase in GAAP capital	23,919	23,905	24,993	26,081	27,332
Less: increase in disallowed intangible assets (b)	(13,313)	(13,313)	(13,313)	(13,313)	(13,313)
Increase in Tier 1 capital	10,606	10,592	11,680	12,768	14,019
Plus: increase in allowable Tier 2 capital	891	891	891	891	891
Increase in risk-based capital	$11,497	$11,483	$12,571	$13,659	$14,910
____________________
(a)
Includes First Louisiana Bank equity, effect on capital of trust preferred securities acquired with First Louisiana Bancshares and other accounting entries related to the application of purchase accounting.

(b)	Adjustments to intangible assets includes $11.7 million of goodwill and $1.7 million of core deposit intangibles created as a result of the acquisition of First Louisiana Bancshares.

CAPITALIZATION

The following table presents the historical capitalization of Home Federal Bancorp and First Louisiana Bancshares at December 31, 2007, and the capitalization of Home Federal Bancorp after giving effect to the offering proceeds and the merger (referred to as "pro forma" information).  The table depicts adjustments to capitalization resulting from the merger with First Louisiana Bancshares and then depicts Home Federal Bancorp's capitalization following the merger and the offering at the minimum, as adjusted, minimum, midpoint, maximum and maximum, as adjusted, of the offering range.  The pro forma capitalization gives effect to the assumptions listed under "Pro Forma Data," based on the sale of the number of shares of common stock indicated in the table.  A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We are offering our common stock on a best efforts basis.  We must sell a minimum of 1,360,000 shares to complete the offering which may include up to 204,000 shares allocated to First Louisiana Bancshares shareholders as merger consideration.

						Pro Forma Capital Based Upon the Sale at $10.00 per Share
	Home Federal Bancorp Historical	Offering Adjustments at Minimum of Offering Range(1)	Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(2)	Minimum, as adjusted 1,360,000 Shares(3)	Minimum 1,360,000 Shares	Midpoint 1,600,000 Shares	Maximum 1,840,000 Shares	Maximum, as adjusted, 2,116,000 Shares
	(Dollars in thousands)
Deposits(4)	$80,986	$--	$80,986	$92,811	$103	$173,900	$173,900	$173,900	$173,900	$173,900
Borrowings	15,933	--	15,933	13,160	148	29,241	29,241	29,241	29,241	29,241
Subordinated debentures	--	--	--	4,124	(480)	3,644	3,644	3,644	3,644	3,644
Total deposits and borrowed funds	$96,919	--	$96,919	$110,095	$(229)	$206,785	$206,785	$206,785	$206,785	$206,785

Stockholders' equity:
Preferred stock	--	--	--	--	--	--	--	--	--	--
Common stock(5)	14	8	22	1,577	(1,564)	33	35	39	42	47
Additional paid-in capital(5)	13,541	10,654	24,195	6,538	8,018	36,741	38,751	41,115	43,479	46,197
Retained earnings(6)	20,565	100	20,665	3,073	(3,073)	20,665	20,665	20,665	20,665	20,665
Accumulated other comprehensive (loss) income	(506)	--	(506)	49	(49)	(506)	(506)	(506)	(506)	(506)
Treasury shares	(1,809)	1,809	--	--	--	--	--	--	--	--
Less: Common stock acquired by employee stock ownership plan(7)	(969)	(544)	(1,513)	--	--	(1,513)	(1,513)	(1,609)	(1,705)	(1,815)
Less: Common stock acquired by recognition and retention plan(8)	(395)	(418)	(813)	--	--	(813)	(813)	(886)	(960)	(1,045)
Total stockholders' equity	$30,441	$11,609	$42,049	$11,237	$3,332	$54,608	$56,619	$58,817	$61,015	$63,543
Total stockholders' equity/assets	23.77%		30.10%	9.13%		20.69%	21.29%	21.94%	22.57%	23.29%
Tangible stockholders' equity/tangible assets	23.77%		30.10%	9.13%		16.48%	17.15%	17.86%	18.56%	19.36%
____________________
(1)
Reflects the offering adjustments at the minimum of the offering range, including the sale of 1,360,000 shares in the offering, the purchase of shares by the employee stock ownership plan and the purchase of shares for the proposed recognition and retention plan. The offering adjustment column is shown only for the minimum of the offering range for illustrative purposes.  Adjustments for the midpoint, maximum, and maximum as adjusted of the offering range are included in " – Additional Pro Forma Conversion Data."

(2)
Reflects the merger adjustments resulting from the acquisition of First Louisiana Bancshares, including purchase accounting adjustments applied to deposits, borrowings and subordinated debenturestoreflect fair value adjustments, the issuance of common stock by Home Federal Bancorp as merger consideration, and the effect of one-time restructuring expenses that have been or will be charged to expense.  See also "Pro Forma Data – December 31, 2007 Pro Forma Balance Sheet – Minimum of Offering Range."

 (Footnotes continued on next page)

____________________
(3)	Gives effect to the issuance of 204,000 unsubscribed conversion shares to First Louisiana Bancshares shareholders as merger consideration to complete the offering.
(4)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits and assets by the amount of such withdrawals.
(5)
The pro forma amounts of common stock and additional paid-in capital have been increased to reflect the number of shares of common stock to be outstanding, which includes the exchange of all of the currently outstanding shares of Home Federal Bancorp common stock pursuant to the exchange ratio, as well as shares to be issued in the merger.  No effect has been given to the issuance of additional shares of common stock pursuant to our proposed stock option plan.  We intend to adopt a new stock option plan and to submit such plan to shareholders at a meeting of shareholders to be held at least six months following completion of the conversion and offering.  If the stock option plan is approved by shareholders, an amount equal to approximately 7.68% of the shares of Home Federal Bancorp common stock sold in the offering will be reserved for the stock option plan.  Your ownership percentage would decrease by approximately 4.85% if all potential stock options are exercised from our authorized but unissued stock.  See "Pro Forma Data" and "Management - New Stock Benefit Plans – Stock Option Plan."  In addition, all treasury stock of Home Federal Bancorp will be cancelled in connection with the consummation of the conversion and the offering and the merger.

(6)
The retained earnings of Home Federal Savings and Loan will be partially restricted after the offering.  Home Federal Savings and Loan will be prohibited from paying cash dividends to Home Federal Bancorp to the extent that any such payment would reduce Home Federal Savings and Loan's regulatory capital levels below its minimum regulatory capital levels or would impair the liquidation account to be established for the benefit of eligible account holders and supplemental eligible account holders of Home Federal Savings and Loan.  See "Regulation – Regulation of Home Federal Savings and Loan Association – Capital Distributions."

(7)
Assumes that 4.0% of Home Federal Bancorp's common stock sold in the offering will be purchased by our employee stock ownership plan in addition to the shares already owned by the employee stock ownership plan.  The common stock acquired by our employee stock ownership plan is reflected as a reduction of stockholders' equity.  Assumes the funds used to acquire our employee stock ownership plan shares will be borrowed from Home Federal Bancorp.  See Footnote 1 to the table set forth under "Additional Pro Forma Conversion Data" and see also "Management--New Stock Benefit Plans - Employee Stock Ownership Plan."

(8)
Gives effect to the recognition and retention plan which we expect to adopt after the conversion and offering and present to shareholders for approval at a meeting of shareholders to be held at least six months after we complete the offering.  No shares will be purchased by the recognition and retention plan in the conversion and offering, and such plan cannot purchase any shares until shareholder approval has been obtained.  If the recognition and retention plan is approved by our shareholders, the plan intends to acquire an amount of common stock equal to approximately 3.07% of the shares of Home Federal Bancorp common stock sold in the offering.  The funds to enable such purchases will be provided by New Home Federal Bancorp.  The table assumes that shareholder approval has been obtained and that such shares are purchased in the open market at $10.00 per share.  The common stock so acquired by the recognition plan is reflected as a reduction in stockholders' equity.  If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, such purchases would have a greater or lesser impact, respectively, on stockholders' equity.  If the recognition and retention plan purchases authorized but unissued shares from Home Federal Bancorp such issuance would dilute the voting interests of existing shareholders by approximately 1.94%.  See "Additional Pro Forma Conversion Data" and "Management - New Stock Benefit Plans – Recognition and Retention Plan."

PRO FORMA DATA

The following tables and related footnotes are included in this "Pro Forma Data" section:

The following pro forma unaudited condensed consolidated statements of financial condition and the pro forma unaudited consolidated statements of income give effect to the proposed offering and the merger with First Louisiana Bancshares, based on the assumptions set forth below.  The pro forma unaudited condensed consolidated financial statements are based, in part, on the audited consolidated financial statements of Home Federal Bancorp for the year ended June 30, 2007, the unaudited consolidated financial statements of First Louisiana Bancshares for the 12 months ended June 30, 2007 and the unaudited consolidated financial statements of Home Federal Bancorp and First Louisiana Bancshares for the six months ended December 31, 2007.  The pro forma unaudited condensed consolidated financial statements give effect to the offering at historical cost and the merger using purchase accounting as required by accounting principles generally accepted in the United States of America.

The pro forma adjustments in the tables assume the issuance of 1,360,000 shares, which is the minimum of the offering range, and 2,116,000 shares, which is the maximum of the offering range, as adjusted, in the offering and the merger.  First Louisiana Bancshares shareholders will receive in the merger $28.00 in cash or 2.8 shares of the new holding company's common stock for each share of First Louisiana Bancshares stock, or a combination thereof, with the aggregate amount of common stock being issued in the merger equal to 60.0% of the merger consideration required by the terms of the merger agreement.  The remainder of the merger consideration will consist of cash.  For a more detailed discussion of how many shares will be issued in connection with the offering and the merger, see the analysis set forth below. The purchase price for purposes of the pro forma presentation for First Louisiana Bancshares was calculated as follows:

December 31, 2007
(In thousands)
Net assets acquired before purchase accounting	$11,237
Purchase accounting adjustments:
Estimated non-tax deductible merger costs(1)	(345)
Estimated tax deductible merger costs(1)	(718)
Loans(2)	(374)
Deposits(2)	(103)
Borrowings(2)	(148)
Subordinated debentures(2)	480
Fixed assets(3)	500
Core deposit intangible asset(4)	1,660
Tax impact of purchase accounting adjustments at 34%	(441)
Goodwill(5)	11,653
Purchase price, net	$23,401
____________________
(1)	The non-tax deductible merger costs and the tax deductible merger costs have been or will be incurred in the first twelve months following consummation of the offering and merger.
(2)
Loans, deposits and borrowings adjustments reflect the market value adjustment assigned to each class of these items. For loans receivable, the purchase accounting adjustments were calculated as the present value difference between the yields of acquired loans and market rates for similar loans as of December 31, 2007.  For deposits and borrowings, the purchase accounting adjustments were calculated as the present value difference between the interest costs of the acquired liabilities and market interest costs for liabilities with comparable maturities as of December 31, 2007.  For subordinated debt, the purchase adjustment was based on a market quote of fair value as of December 31, 2007 for the trust preferred securities being assumed in the merger with First Louisiana Bancshares. Purchase accounting adjustments are amortized using the estimated lives of the respective assets and liabilities.

  (Footnotes continued on following page)

____________________
(3)	Estimated market value of land and buildings acquired in the merger with First Louisiana Bancshares.
(4)
Core deposit intangible was calculated to be $1.7 million.  Core deposit intangible reflects the present value benefit to Home Federal Bancorp of utilizing the acquired core deposits as a funding source relative to wholesale funding costs based on the rates of Federal Home Loan Bank advances. The core deposit intangible is calculated using deposit balances and interest rates as of December 31, 2007. Costs of the acquired core deposits include interest costs, plus estimated operating expenses, less estimated noninterest income to be derived from the core deposits. The yield benefit for each period is discounted to present value using a weighted average cost of capital. The core deposit intangible resulting from the acquisition of First Louisiana Bancshares will be amortized over an estimated life of 10 years.  The core deposit intangible will be amortized using the sum of the years digits methodology, an accelerated amortization methodology that approximates the recognition of value from the acquired deposits and will be reviewed annually for impairment consistent with SFAS No. 142.

(5)
Home Federal Bancorp will report a pro forma balance of goodwill of $11.7 million at December 31, 2007 reflecting the acquisition of First Louisiana Bancshares. Goodwill will not be amortized but will be tested annually for impairment consistent with SFAS No. 142. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. In the event of impairment, an impairment loss would be recognized in an amount equal to that excess.

The net proceeds are based upon the following assumptions:

•
The new holding company will sell all shares of common stock in the subscription offering and community offering with no shares sold in a syndicated community offering nor through assisting brokers in the subscription and community offering;

•	The new holding company's employee stock ownership plan will purchase 4.0% of the shares of common stock sold in the offering at a price of $10.00 per share, with a loan from the new holding company;

•	expenses of the conversion and offering, other than the fees to be paid to Sandler O'Neill & Partners, L.P., are estimated to be $950,000;

•	20,300 shares of common stock will be purchased by Home Federal Bancorp's executive officers and directors, and their immediate families; and

•
Sandler O'Neill & Partners, L.P. will receive a fee equal to 1.4% of the aggregate purchase price of the shares of common stock sold in the subscription and community offerings, excluding any shares purchased by any employee benefit plans, and any of Home Federal Bancorp's directors, officers or employees or members of their immediate families.

In addition, the expenses of the conversion and offering and the merger may vary from those estimated, and the fees paid to Sandler O'Neill & Partners, L.P. will vary from the amounts estimated if the amount of shares of Home Federal Bancorp common stock sold varies from the amounts assumed above or if a syndicated community offering becomes necessary.  Additionally, certain one-time charges to operating results are expected to occur as a result of the merger following the conversion and offering and the merger, which expenses are currently estimated to be approximately $1.1 million, pre-tax.  These items, net of income tax effects, are shown as a reduction in stockholders' equity in the following tables but are not shown as a reduction in net income for the periods shown in the following tables.

Pro forma net income has been calculated for the six months ended December 31, 2007 and for the year ended June 30, 2007 as if the shares of the new holding company's common stock to be issued in the offering had been sold and the merger exchange shares issued as of the beginning of each period.  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of the new holding company's common stock.

The pro forma unaudited condensed consolidated statements of financial condition assume the conversion and offering and the merger were consummated on December 31, 2007.  The pro forma condensed unaudited consolidated statements of income assume that the conversion and offering and merger were consummated on July 1 of each indicated period.

The pro forma unaudited statements are provided for informational purposes only.  The pro forma financial information presented is not necessarily indicative of the actual results that would have been achieved had the conversion and offering and the merger been consummated on December 31, 2007 or June 30, 2007 or at the beginning of the periods presented, and is not indicative of future results.  The pro forma unaudited financial statements should be read in conjunction with the consolidated financial statements and the notes thereto of Home Federal Bancorp and First Louisiana Bancshares contained elsewhere in this document.

The stockholders' equity represents the combined book value of the common shareholders' ownership of Home Federal Bancorp and First Louisiana Bancshares computed in accordance with generally accepted accounting principles used in the United States of America.  This amount is not intended to represent fair market value nor does it represent amounts, if any, that would be available for distribution to shareholders in the event of liquidation.  The book value for Home Federal Bancorp and First Louisiana Bancshares on a historical and pro forma basis has not been changed to reflect any difference between the carrying value of investments held to maturity or loans held in portfolio and their market value.

The unaudited pro forma net income and common stockholders' equity derived from the above assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Home Federal Bancorp common stock or the actual results of operations of Home Federal Bancorp and First Louisiana Bancshares for any period.  Such pro forma data may be materially affected by the actual gross proceeds from the sale of shares of the new holding company in the conversion and offering and the actual expenses incurred in connection with the conversion and offering and the merger.  See "How Our Net Proceeds Will Be Used."

December 31, 2007 Pro Forma Balance Sheet – Minimum of Offering Range.  The following table presents pro forma balance sheet information at December 31, 2007 at the minimum of the offering range assuming the sale of 1,360,000 shares in the offering and the issuance of 1,324,720 shares to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Pro Forma Offering Adjustments		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Pro Forma Merger Adjustments		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$14,958	$11,608	(1)	$26,566	$8,462	$(9,894	)(3)	$25,134
Investment securities available for sale	81,163	--		81,163	15,449	--		96,612
Investment securities held to maturity	1,331	--		1,331	1,128	--		2,459
Loans receivable, net	28,751	--		28,751	84,539	(374	)(4)	112,916
Premises and equipment, net	907	--		907	6,252	500	(4)	7,659
Bank owned life insurance	--	--		--	3,039	--		3,039
Goodwill	--	--		--	--	11,653	(4)	11,653
Core deposit intangible	--	--		--	--	1,660	(4)	1,660
Other assets	974	--		974	4,223	(441	)(4)	4,756
Total assets	$128,084	$11,608		$139,692	$123,092	$3,104		$265,888

Liabilities:
Deposits	$80,986	--		$80,986	$92,811	$103	(4)	$173,900
Borrowings	15,933	--		15,933	13,160	148	(4)	29,241
Other liabilities	724	--		724	1,760	--		2,484
Subordinated debentures	--	--		--	4,124	(480	)(4)	3,644
Total liabilities	$97,643	$--		$97,643	$111,855	$(229)		$209,269

Stockholders' equity:
Preferred stock	--	--		--	--	--		--
Common stock	14	8	(1)	22	1,577	(1,564	)(2)	35
Additional paid-in capital	13,541	10,654	(1)	24,195	6,538	8,018	(2)	38,751
Retained earnings	20,565	100	(1)	20,665	3,073	(3,073	)(2)	20,665
Accumulated other comprehensive (loss) income	(506)	--		(506)	49	(49	)(2)	(506)
Employee stock ownership plan	(969)	(544	)(1)	(1,513)	--	--		(1,513)
Recognition and retention plan	(395)	(418	)(1)	(813)	--	--		(813)
Treasury stock, at cost	(1,809)	1,809	(1)	--	--	--		--
Total stockholders' equity	30,441	11,609		42,050	11,237	3,332		56,619

Total liabilities and stockholders' equity	$128,084	$11,609		$139,692	$123,092	$3,104		$265,888

(Footnotes following table on page 46)

December 31, 2007 Pro Forma Balance Sheet – Maximum, as Adjusted, of Offering Range.  The following table presents pro forma balance sheet information at December 31, 2007 at the adjusted maximum of the offering range assuming the sale of 2,116,000 shares in the offering and the issuance of 1,324,720 shares to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Pro Forma Offering Adjustments		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Pro Forma Merger Adjustments		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$14,958	$18,532	(1)	$33,490	$8,462	$(9,894	)(3)	$32,058
Investment securities available for sale	81,163	--		81,163	15,449	--		96,612
Investment securities held to maturity	1,331	--		1,331	1,128	--		2,459
Loans receivable, net	28,751	--		28,751	84,539	(374	)(4)	112,916
Premises and equipment, net	907	--		907	6,252	500	(4)	7,659
Bank owned life insurance	--	--		--	3,039	--		3,039
Goodwill	--	--		--	--	11,653	(4)	11,653
Core deposit intangible	--	--		--	--	1,660	(4)	1,660
Other assets	974	--		974	4,223	(441	)(4)	4,756
Total assets	$128,084	$18,532		$146,616	$123,092	$3,104		$272,812

Liabilities:
Deposits	$80,986	$--		$80,986	$92,811	$103	(4)	$173,900
Borrowings	15,933	--		15,933	13,160	148	(4)	29,241
Other liabilities	724	--		724	1,760	--		2,484
Subordinated debentures	--	--		--	4,124	(480	)(4)	3,644
Total liabilities	97,643	--		97,643	111,855	(229)		209,269

Stockholders' equity:
Preferred stock	--	--		--	--	--		--
Common stock	14	20	(1)	34	1,577	(1,564	)(2)	47
Additional paid-in capital	13,541	18,100	(1)	31,641	6,538	8,018	(2)	46,197
Retained earnings	20,565	100	(1)	20,665	3,073	(3,073	)(2)	20,665
Accumulated other comprehensive (loss) income	(506)	--		(506)	49	(49	)(2)	(506)
Employee stock ownership plan	(969)	(846	)(1)	(1,815)	--	--		(1,815)
Recognition and retention plan	(395)	(650	)(1)	(1,045)	--	--		(1,045)
Treasury stock, at cost	(1,809)	1,809	(1)	--	--	--		--
Total stockholders' equity	30,441	18,533		48,974	11,237	3,332		63,543

Total liabilities and stockholders' equity	$128,084	$18,532		$146,616	$123,092	$3,104		$272,812
_____________________
(1)	Reflects:

	Minimum of Offering Range	Maximum of Offering Range, as adjusted
Sale of Home Federal Bancorp common stock in the conversion:	(In thousands)
Gross proceeds	$13,600	$21,160
Costs of offering	(1,130)	(1,232)
	12,470	19,928
Consolidation of mutual holding company capital	100	100
Purchase of common stock by Home Federal Bancorp Employee Stock Ownership Plan with a loan by Home Federal Bancorp	(544)	(846)
Purchase of common stock by Home Federal Bancorp stock recognition and retention plan, funded internally by Home Federal Bancorp	(418)	(650)
	$11,608	$18,532

  (Footnotes continued on following page)

_____________________
(2)	Reflects the merger with First Louisiana Bancshares as follows:

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Income
	(In thousands)
Issuance of 1,324,720 shares of Home Federal Bancorp common stock, par value $.01 per share, to acquire First Louisiana Bancshares	$13	$13,234	$--	$--
Cancellation of First Louisiana Bancshares capital accounts pursuant to purchase accounting	(1,577)	(6,538)	(3,073)	(49)
Exchange of First Louisiana Bancshares stock options for Home Federal Bancorp stock options	--	1,322	--	--
	$(1,564)	$8,018	$(3,073)	$(49)

Also reflects the reclassifications necessary for the exchange of 60.0% of the shares of previously outstanding First Louisiana Bancshares common stock for 2.8 shares of Home Federal Bancorp common stock, par value $0.01 per share, for each share of First Louisiana Bancshares common stock.

(3)
Includes the cash portion of the merger consideration paid to shareholders of First Louisiana Bancshares, non-tax deductible merger related transaction costs, and tax deductible merger related transaction costs.  Since the estimated charges are non-recurring, they have not been reflected in the pro forma consolidated income statements and related per share calculations.

(In thousands)

Cash portion of merger consideration	$8,831
Non-tax deductible merger related transaction costs	345
Tax deductible merger related transaction costs	718

Total cash adjustment	$9,894

(4)
Reflects purchase accounting adjustments related to merger related expenses of $1.1 million, fair value adjustments of First Louisiana Bancshares' loans receivable, premises and equipment, deposits, and borrowed funds, an estimated core deposit intangible of $1.7 million to be amortized over an estimated 10 years, and estimated goodwill of $11.7 million which is not subject to amortization but instead is subject to annual impairment testing.

December 31, 2007 Pro Forma Income Statement – Minimum of Offering Range.  The following table presents pro forma income statement information for the six months ended December 31, 2007 for Home Federal Bancorp and First Louisiana Bancshares, at the minimum of the offering range, including 1,360,000 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$3,506	$--		$3,506	$4,377	$69	(3)	$7,952
Interest expense	(1,967)	--		(1,967)	(1,696)	(18	)(4)	(3,681)
Net interest income	1,539	--		1,539	2,681	51		4,272
Provision for loan losses	--	--		--	(368)	--		(368)
Net interest income after provision for loan losses	1,539	--		1,539	2,313	51		3,904
Non-interest income	120	--		120	556	--		676
Non-interest expense	(1,262)	(9	)(2)	(1,271)	(2,402)	(153	)(5)	(3,826)
Income before income taxes	397	(9)		388	467	(101)		754
Income tax expense	(134)	3		(131)	(140)	34		(237)

Net income	$263	$(6)		$257	$327	$(67)		$517

Basic earnings per share	$0.08			$0.13				$0.16

Diluted earnings per share	$0.08			$0.13				$0.15
____________________

(Footnotes on page 49)

December 31, 2007 Pro Forma Income Statement – Maximum, as Adjusted, of Offering Range.  The following table presents pro forma income statement information for the six months ended December 31, 2007 for Home Federal Bancorp and First Louisiana Bancshares, at the adjusted maximum of the offering range, including 2,116,000 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$3,506	$--		$3,506	$4,377	$69	(3)	$7,952
Interest expense	(1,967)	--		(1,967)	(1,696)	(18	)(4)	(3,681)
Net interest income	1,539	--		1,539	2,681	51		4,272
Provision for loan losses	--	--		--	(368)	--		(368)
Net interest income after provision for loan losses	1,539	--		1,539	2,313	51		3,904
Non-interest income	120	--		120	556	--		676
Non-interest expense	(1,262)	(14	)(2)	(1,276)	(2,402)	(153	)(5)	(3,831)
Income before income taxes	397	(14)		383	467	(101)		749
Income tax expense	(134)	5		(129)	(140)	34		(235)

Net income	$263	$(9)		$254	$327	$(67)		$514

Basic earnings per share	$0.08			$0.08				$0.12

Diluted earnings per share	$0.08			$0.08				$0.11
____________________
(Footnotes on following page)

June 30, 2007 Pro Forma Income Statement – Minimum of Offering Range.  The following table presents pro forma income statement information for the year ended June 30, 2007 for Home Federal Bancorp and for the 12 months ended June 30, 2007 for First Louisiana Bancshares, at the minimum of the offering range, including 1,530,000 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$6,590	$--		$6,590	$7,948	$139	(3)	$14,677
Interest expense	(3,448)	--		(3,448)	(2,667)	(35	)(4)	(6,150)
Net interest income	3,142	--		3,142	5,281	104		8,527
Provision for loan losses	(1)	--		(1)	(1,001)	--		(1,002)
Net interest income after provision for loan losses	3,141	--		3,141	4,280	104		7,524
Non-interest income	240	--		240	1,509	--		1,749
Non-interest expense	(2,417)	(18	)(2)	(2,435)	(4,414)	(306	)(5)	(7,155)
Income before income taxes	964	(18)		946	1,375	(202)		2,119
Income tax expense	(327)	6		(321)	(330)	69		(582)

Net income	$637	$(12)		$625	$1,045	$(133)		$1,537

Basic earnings per share	$0.19			$0.30				$0.45

Diluted earnings per share	$0.19			$0.30				$0.43
____________________

(Footnotes on following page)

June 30, 2007 Pro Forma Income Statement – Maximum, as Adjusted, of Offering Range.  The following table presents pro forma income statement information for the year ended June 30, 2007 for Home Federal Bancorp and for the 12 months ended June 30, 2007 for First Louisiana Bancshares, at the adjusted maximum of the offering range, including 2,380,500 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$6,590	$--		$6,590	$7,948	$139	(3)	$14,677
Interest expense	(3,448)	--		(3,448)	(2,667)	(35	)(4)	(6,150)
Net interest income	3,142	--		3,142	5,281	104		8,527
Provision for loan losses	(1)	--		(1)	(1,001)	--		(1,002)
Net interest income after provision for loan losses	3,141	--		3,141	4,280	104		7,524
Non-interest income	240	--		240	1,509	--		1,749
Non-interest expense	(2,417)	(28	)(2)	(2,445)	(4,414)	(306	)(5)	(7,165)
Income before income taxes	964	(28)		936	1,375	(202)		2,109
Income tax expense	(327)	10		(317)	(330)	69		(579)

Net income	$637	$(18)		$619	$1,045	$(133)		$1,530

Basic earnings per share	$0.19			$0.19				$0.34

Diluted earnings per share	$0.19			$0.19				$0.32
____________________
(1)
Adjustments to record estimated interest income to be earned on the net proceeds of the offering and interest income to be foregone as a result of funding the cash portion of the merger consideration to shareholders of First Louisiana Bancshares will be recorded as incurred.  In accordance with Article 11 of Regulation S-X, such adjustments are not reflected in the pro forma income statements and related per share calculations.  The estimated interest income assuming the net cash proceeds of $13.2 million and $21.0 million from the conversion and offering at the minimum and maximum of the offering range, as adjusted, are invested at an average pre-tax yield of 3.34% and 4.91% for the six months ended December 31, 2007 and the year ended June 30, 2007, respectively, would be approximately $220,000 and $648,000, respectively, at the minimum of the offering range and $350,000 and $1.0 million at the maximum of the offering range, as adjusted.  The estimated reduction in interest income assuming funding requirements of $9.9 million for the merger and related expenses are invested at an average pre-tax yield of 3.34% and 4.91% for the six months ended December 31, 2007 and the year ended June 30, 2007, respectively, would be approximately $165,000 and $486,000.  The yields utilized approximate the yield on a one-year U.S. Treasury Bill adjusted to a constant maturity on December 31, 2007 and June 30, 2007. The additional issuance of shares pursuant to the recognition and retention plan and the additional issuance of options pursuant to the stock option plan are subject to shareholder approval.  Since these estimates are speculative, they are not reflected in the pro forma income statements and related per share calculations.

(2)
Adjustment to record estimated employee stock ownership plan expense assuming shares are employee stock ownership plan shares are released based on the 15 year amortization term and that employee stock ownership plan shares are released at a value of $10.00 per share.

(3)	Accretion of loan discount from purchase accounting.

(4)	Amortization of deposit premium and borrowed funds premium, and accretion of subordinated debentures discount from purchase accounting.

(5)	Amortization of core deposit intangible over an estimated 10 years using the sum of the years digits method and additional depreciation expense with increased value of fixed assets.

ADDITIONAL PRO FORMA CONVERSION DATA

The following tables show information about Home Federal Bancorp's and First Louisiana Bancshares' historical combined consolidated net income and stockholders' equity prior to the conversion and offering and the merger and the new holding company's pro forma consolidated net income and stockholders' equity following the conversion and offering and the merger.  The information provided illustrates our consolidated pro forma net income and stockholders' equity based on the sale of common stock at the minimum, as adjusted, minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively.  In addition, the information illustrates the consolidated pro forma net income and stockholders' equity at the minimum, as adjusted, of the offering range, assuming that Home Federal Bancorp elects to use up to 204,000 of the merger shares to complete the offering.  The actual net proceeds from the sale of the new holding company common stock in the offering cannot be determined until the offering is completed.  However, the net proceeds are currently estimated to be between $12.5 million and $17.2 million, or up to $19.9 million in the event the offering range is increased by approximately 15%, based upon the following assumptions:

•
The new holding company will sell all shares of common stock in the subscription offering and community offering with no shares sold in a syndicated community offering, nor through assisting brokers in the subscription and community offering;

•	The new holding company's employee stock ownership plan will purchase an amount equal to 4.0% of the shares sold in the offering at a price of $10.00 per share with a loan from Home Federal Bancorp;

•	expenses of the conversion and offering, other than the fees to be paid to Sandler O'Neill are estimated to be $950,000;

•	20,300 shares of common stock will be purchased by Home Federal Bancorp's executive officers and directors and their immediate families; and

•
Sandler O'Neill will receive a fee equal to 1.4% of the aggregate purchase price of the shares of common stock sold in the offering, excluding any shares purchased by any employee benefit plans, and any of our directors, officers or employees or members of their immediate families.

We have prepared the following tables, which set forth our historical consolidated net income and stockholders' equity prior to the conversion and offering and the merger and our pro forma consolidated net income and stockholders' equity following the conversion and offering and the merger.  In preparing these tables and in calculating pro forma data, the following assumptions have been made:

•
Pro forma earnings have been calculated assuming the conversion and offering and the merger had been completed at the beginning of the periods and the net proceeds of the offering had been invested at assumed rates of 3.34% and 4.91% for the year ended June 30, 2007 and the six months ended December 31, 2007, respectively, which approximates the yield on a one-year U.S. Treasury bill at such dates.  We have used these assumed yields of 3.34% and 4.91% in lieu of the arithmetic average method because we believe it more accurately reflects the yield that we will receive on the net proceeds of the offering.

•
The pro forma after-tax yields on the net proceeds from the offering were assumed to be 2.20% and 3.29% for the year ended June 30, 2007 and six months ended December 31, 2007 based on an effective tax rate of 34.0%.

•	No withdrawals were made from Home Federal Savings and Loan's deposit accounts for the purchase of shares in the offering.

•
Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted in the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan.

•
Pro forma stockholders' equity amounts have been calculated as if the conversion and offering and the merger had been completed on June 30, 2007 and December 31, 2007 and no effect has been given to the assumed earnings effect of the transactions.

The following pro forma information may not be representative of the financial effects of the conversion and offering and the merger at the date on which the offering actually occurs and should not be taken as indicative of future results of operations.  Pro forma stockholders' equity represents the difference between the stated amount of our assets and liabilities computed in accordance with generally accepted accounting principles.  Stockholders' equity does not give effect to intangible assets in the event of a liquidation, to Home Federal Savings and Loan's bad debt reserve or to the liquidation account to be maintained by Home Federal Savings and Loan.  The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

We are offering our common stock on a best efforts basis.  We must issue a minimum of 1,360,000 shares in the conversion and offering and in connection with the merger to complete the transactions.  This minimum issuance may include up to 204,000 shares to be issued to First Louisiana Bancshares shareholders as merger consideration.

The tables on the following pages summarize historical consolidated data of Home Federal Bancorp and Home Federal Bancorp's pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of the common stock following the conversion and offering and the merger.

At or For the Year Ended June 30, 2007
1,360,000 shares sold at $10.00 per share (Minimum, as adjusted)	1,360,000 shares sold at $10.00 per share (Minimum of range)	1,600,000 shares sold at $10.00 per share (Midpoint of range)	1,840,000 shares sold at $10.00 per share (Maximum of range)	2,116,000 shares sold at $10.00 per share (15% above Maximum)
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$13,600	$13,600	$16,000	$18,400	$21,160
Fair value of shares issued in exchange to Home Federal Bancorp shareholders	7,948	7,948	9,350	10,753	12,366
Fair value of shares issued in merger with First Louisiana Bancshares	11,207	13,247	13,247	13,247	13,247
Pro forma value	$32,755	$34,795	$38,598	$42,400	$46,773
Gross proceeds	$13,600	$13,600	$16,000	$18,400	$21,160
Less: estimated offering expenses	(1,101)	(1,130)	(1,162)	(1,194)	(1,232)
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Less: merger shares used to complete the offering(10)	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Net investable proceeds, as adjusted	$9,597	$11,608	$13,806	$16,004	$18,532
Funds required to effect the merger with First Louisiana Bancshares	9,894	9,894	9,894	9,894	9,894

Consolidated Pro Forma Net Income:
Historical	$1,549	$1,549	$1,549	$1,549	$1,549
Pro forma income on net investable proceeds(3)	311	376	447	519	601
Pro forma impact of funding the merger with First Louisiana Bancshares	(321)	(321)	(321)	(321)	(321)
Pro forma state shares and franchise tax	(67)	(82)	(99)	(115)	(134)
Less: pro forma employee stock ownership plan adjustments(1)	(24)	(24)	(28)	(32)	(37)
Less: pro forma restricted stock award expense(2)	(55)	(55)	(65)	(75)	(86)
Less: pro forma stock option expense(4)	(48)	(48)	(56)	(65)	(74)
Pro forma net income	$1,345	$1,395	$1,428	$1,460	$1,498

Pro forma net income per share:
Historical, as adjusted(5)	$0.48	$0.46	$0.41	$0.37	$0.34
Pro forma income on net investable proceeds	0.10	0.11	0.12	0.13	0.13
Pro forma impact of funding the merger with First Louisiana Bancshares	(0.10)	(0.09)	(0.09)	(0.08)	(0.07)
Pro forma state shares and franchise tax	(0.02)	(0.02)	(0.03)	(0.03)	(0.03)
Less: pro forma employee stock ownership plan adjustments(1)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense(2)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma stock option expense(4)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)
Pro forma net income per share	$0.42	$0.41	$0.38	$0.35	$0.33

Offering price as a multiple of pro forma net income per share	23.8	x	24.4	x	26.3	x	28.6	x	30.3	x
Number of shares used to calculate pro forma net income per share(6)	3,197,274	3,401,274	3,767,745	4,134,215	4,555,456

Pro forma stockholders' equity (book value)(4):
Historical	$42,382	$42,382	$42,382	$42,382	$42,382
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Merger shares used to complete the offering	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Pro forma stockholders' equity	51,979	53,990	56,188	58,386	60,914
Intangible assets(7)	(13,313)	(13,313)	(13,313)	(13,313)	(13,313)
Pro forma tangible stockholders' equity	$38,666	$40,677	$42,875	$45,073	$47,601

Pro forma stockholders' equity per share(5):
Historical	$12.93	$12.17	$10.97	$9.99	$9.05
Estimated net proceeds	3.81	3.58	3.84	4.05	4.26
Merger shares used to complete the offering	(0.62)	0.00	0.00	0.00	0.00
Less: common stock acquired by employee stock ownership plan(1)	(0.17)	(0.16)	(0.17)	(0.17)	(0.18)
Less: common stock to be acquired by recognition and retention plan(2)	(0.13)	(0.12)	(0.13)	(0.13)	(0.14)
Plus: assets received from mutual holding company	0.03	0.03	0.03	0.02	0.02
Pro forma stockholders' equity per share	15.86	15.51	14.55	13.76	13.01
Intangible assets(7)	(4.06)	(3.82)	(3.45)	(3.14)	(2.84)
Pro forma tangible stockholders' equity	$11.80	$11.68	$11.10	$10.62	$10.17

Offering price as a percentage of pro forma stockholders' equity per share	63.1%	64.5%	68.7%	72.7%	76.8%
Offering price as a percentage of pro forma tangible stockholders' equity per share	84.8%	85.6%	90.1%	94.1%	98.3%
Number of shares used to calculate pro forma stockholders' equity per share(6)	3,278,009	3,482,009	3,862,714	4,243,419	4,681,155

(Footnotes on page 54)

At or For the Six Months Ended December 31, 2007
1,360,000 shares sold at $10.00 per share (Minimum, as adjusted)	1,360,000 shares sold at $10.00 per share (Minimum of range	1,600,000 shares sold at $10.00 per share (Midpoint of range)	1,840,000 shares sold at $10.00 per share (Maximum of range)	2,116,000 shares sold at $10.00 per share (15% above Maximum)
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$13,600	$13,600	$16,000	$18,400	$21,160
Fair value of shares issued in exchange to Home Federal Bancorp shareholders	7,948	7,948	9,350	10,753	12,366
Fair value of shares issued in merger with First Louisiana Bancshares	11,207	13,247	13,247	13,247	13,247
Pro forma value	$32,755	$34,795	$38,598	$42,400	$46,773
Gross proceeds	$13,600	$13,600	$16,000	$18,400	$21,160
Less: estimated offering expenses	(1,101)	(1,130)	(1,162)	(1,194)	(1,232)
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Less: merger shares used to complete the offering(10)	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Net investable proceeds, as adjusted	$9,597	$11,608	$13,806	$16,004	$18,532
Funds required to effect the merger with First Louisiana Bancshares	9,894	9,894	9,894	9,894	9,894

Consolidated Pro Forma Net Income:
Historical	$523	$523	$523	$523	$523
Pro forma income on net investable proceeds(3)	106	128	152	176	204
Pro forma impact of funding the merger with First Louisiana Bancshares	(109)	(109)	(109)	(109)	(109)
Pro forma state shares and franchise tax	(34)	(41)	(49)	(58)	(67)
Less: pro forma employee stock ownership plan adjustments(1)	(12)	(12)	(14)	(16)	(19)
Less: pro forma restricted stock award expense(2)	(28)	(28)	(32)	(37)	(43)
Less: pro forma stock option expense(4)	(24)	(24)	(28)	(32)	(37)
Pro forma net income	$423	$437	$442	$447	$453

Pro forma net income per share:
Historical, as adjusted(5)	$0.17	$0.16	$0.14	$0.13	$0.12
Pro forma income on net investable proceeds	0.03	0.04	0.04	0.04	0.05
Pro forma impact of funding the merger with First Louisiana Bancshares	(0.03)	(0.03)	(0.03)	(0.03)	(0.02)
Pro forma state shares and franchise tax	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
Less: pro forma employee stock ownership plan adjustments(1)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Less: pro forma restricted stock award expense(2)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option expense(4)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma net income per share	$0.13	$0.13	$0.12	$0.11	$0.10

Offering price as a multiple of pro forma net income per share	38.5	x	38.5	x	41.7	x	45.5	x	50.0	x
Number of shares used to calculate pro forma net income per share(6)	3,131,491	3,335,491	3,690,352	4,045,213	4,453,109

Pro forma stockholders' equity (book value)(4):
Historical	$45,011	$45,011	$45,011	$45,011	$45,011
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Merger shares used to complete the offering	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Pro forma stockholders' equity	54,608	56,619	58,817	61,015	63,543
Intangible assets(7)
(13,313)	(13,313)	(13,313)	(13,313)	(13,313)
Pro forma tangible stockholders' equity	$41,295	$43,306	$45,504	$47,702	$50,230

Pro forma stockholders' equity per share(5):
Historical	$13.74	$12.94	$11.66	$10.62	$9.62
Estimated net proceeds	3.82	3.58	3.84	4.06	4.26
Merger shares used to complete the offering	(0.62)	0.00	0.00	0.00	0.00
Less: common stock acquired by employee stock ownership plan(1)	(0.17)	(0.16)	(0.17)	(0.17)	(0.18)
Less: common stock to be acquired by recognition and retention plan(2)	(0.13)	(0.12)	(0.13)	(0.13)	(0.14)
Plus: assets received from mutual holding company	0.03	0.03	0.03	0.02	0.02
Pro forma stockholders' equity per share	16.67	16.27	15.24	14.39	13.59
Intangible assets(7)	(4.06)	(3.83)	(3.45)	(3.14)	(2.85)
Pro forma tangible stockholders' equity per share	$12.61	$12.45	$11.79	$11.25	$10.74

Offering price as a percentage of pro forma stockholders' equity per share	60.0%	61.5%	65.6%	69.5%	73.6%
Offering price as a percentage of pro forma tangible stockholders' equity per share	79.3%	80.3%	84.8%	88.9%	93.1%
Number of shares used to calculate pro forma stockholders' equity per share(8)	3,275,515	3,479,515	3,859,780	4,240,046	4,677,276

(Footnotes on following page)

_______________________
(1)
Assumes that the employee stock ownership plan will acquire a number of shares equal to 4.0% of Home Federal Bancorp's common stock to be sold in the conversion and offering.  The employee stock ownership plan will borrow the funds used to acquire these shares from the net proceeds of the offering retained by Home Federal Bancorp.  The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds.  This borrowing will have an interest rate of 7.25%, and a term of 15 years.  Home Federal Savings and Loan intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt.  Interest income that Home Federal Bancorp will earn on the loan will offset the interest paid on the loan by Home Federal Savings and Loan.  As the debt is paid down, shares will be released for allocation to participants' accounts and shareholders' equity will be increased.
The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan, based on an assumed effective tax rate of 34.0%.  Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations.  An equal number of shares (6.7% of the total, based on a 15-year loan) will be released each year over the term of the loan.  The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price.  If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater.

(2)
Assumes that Home Federal Bancorp will purchase in the open market a number of shares equal to 3.07% of the shares of Home Federal Bancorp common stock sold in the offering, that will be reissued as restricted stock awards under the recognition and retention plan proposed to be adopted following the conversion and offering.  Repurchases will be funded with cash on hand at Home Federal Bancorp or with dividends paid to Home Federal Bancorp by Home Federal Savings and Loan.  The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds.  In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price.  The issuance of authorized but unissued shares of common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders, by approximately 1.3%, assuming the midpoint of the offering range.  The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards.  It is assumed that the fair market value of a share of Home Federal Bancorp common stock was $10.00 at the time the awards were made, that all shares were granted in the first year after the conversion and offering, that shares of restricted stock issued under the recognition and retention plan vest over a five-year period, or 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 34.0%.  If the fair market value per share is greater than $10.00 per share on the date shares are awarded then, total recognition and retention plan expense would be greater.

(3)
Pro forma income on net investable proceeds is equal to the net proceeds less the cost of acquiring shares in the open market at the $10.00 per share purchase price to fund the employee stock ownership plan and the restricted stock awards under the recognition and retention plan multiplied by the after-tax reinvestment rate.  The after-tax reinvestment rate is equal to 3.24% and 2.20% for the year ended June 30, 2007 and six months ended December 31, 2007, respectively, based on the following assumptions: combined federal and state income tax rate of 34.0% and a pre-tax reinvestment rate of 4.91% and 3.34% for the year ended June 30, 2007 and six months ended December 31, 2007, respectively.

(4)
The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options (assuming no federal tax benefit) that may be granted under the new stock option plan to be adopted following the conversion and offering.  If the new stock option plan is approved by shareholders, a number of shares equal to 7.68% of Home Federal Bancorp's common stock sold in the offering will be reserved for future issuance upon the exercise of stock options that may be granted under the plan.  Using the Black-Scholes option-pricing formula, each option is assumed to have a value of $2.50 based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 2.53%; expected life, six years; expected volatility, 21.30%; and risk-free interest rate, 4.04%.  It is assumed that all stock options were granted in the first year after the offering, that stock options granted under the stock option plan vest over a five-year period, or 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the options awarded was an amortized expense during each year.  If the fair market value per share is different than $10.00 per share on the date options are awarded under the stock option plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different.  Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options.  Home Federal Bancorp may use a valuation technique other than the Black-Scholes option-pricing formula and that technique may produce a different value.  The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 3.3%, assuming the midpoint of the offering range.

(5)
The historical net income per share has been adjusted to reflect the exchange ratio of the additional shares to be issued by Home Federal Bancorp in exchange for the shares of Home Federal Bancorp common stock.  As reported, the basic net income per share of Home Federal Bancorp for the year ended June 30, 2007 and six months ended December 31, 2007 was $0.19 and $0.08, respectively.

(6)
The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the conversion and offering.  The number of shares used to calculate pro forma shareholders' equity per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering.

(7)	Includes $13.3 million of goodwill and core deposit intangibles resulting from the merger with First Louisiana Bancshares.
(8)	Includes 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HOME FEDERAL BANCORP

General

Home Federal Bancorp's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  Home Federal Bancorp's profitability also depends, to a lesser extent, on non-interest income, provision for loan losses, non-interest expenses and federal income taxes.

Historically, our business has consisted primarily of originating single-family real estate loans secured by property in our market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Our loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts.  The combination of these factors along with our significant percentage of assets which are lower yielding securities, has resulted in low interest rate spreads and returns on equity.  Due to the low interest rate environment in recent years, a significant amount of our loans have been refinanced.  Rather than reinvest the proceeds from these refinancings in long-term, low yielding loans, we have invested in marketable securities in order to position ourselves more favorably for a rising interest rate environment.  Because investment securities generally yield less than loans, however, our net interest margin has been further pressured and our net interest income has remained stable at $3.1 million for the year ended June 30, 2007 and $3.2 million for the year ended June 30, 2006.  Our net interest income was $1.5 million for the first six months of fiscal 2008, compared to $1.6 million for the prior year period.

Home Federal Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Business Strategy

Our business strategy is focused on operating a growing and profitable community-oriented financial institution.  The acquisition of First Louisiana Bancshares is an integral component of such strategy.  As a result of the merger we expect to:

•
Grow and Diversify Our Loan Portfolio by, among other things, increasing our origination of commercial real estate and business loans. Home Federal Bancorp’s traditional lending activity has been concentrated on the origination of single-family residential loans and, to a lesser degree, consumer loans.  The acquisition of First Louisiana Bancshares will assist us in our goal to develop a loan portfolio more consistent with that of a community bank.  First Louisiana Bancshares’ primary lending activity is the origination of commercial real estate and business loans.  At December 31, 2007, First Louisiana Bancshares’ commercial real estate loans amounted to $45.8 million, or 53.6% of its total loan portfolio, and its commercial business loans amounted to $26.7 million or 31.3% of its total loan portfolio.  On a pro forma basis, as if the merger had been completed as of December 31, 2007, commercial real estate and business loans will account for 63.9% of our total loan portfolio. Commercial real estate, commercial business, construction and development and consumer loans all typically have higher yields and are more interest sensitive than long-term single-family residential mortgage loans.  We plan to continue to grow and diversify our loan portfolio subsequent to the merger, and we intend to continue to grow our holdings of commercial real estate and business loans.  In addition, the net proceeds to be received from the reorganization and offering will increase our loan-to-one borrower limits, which will permit us to originate and retain larger balance, commercial real estate and business loans.

•
Strengthen Our Management Team.  As part of Home Federal Bancorp’s intent to transform itself to be more like a community bank, the acquisition of First Louisiana Bancshares gives Home Federal Bancorp the opportunity to obtain the services of several experienced commercial lenders including Mr. Thomas Glass, currently the chief lending officer of First Louisiana Bancshares, as well as two other experienced senior commercial lending officers with a combined total of more than 100 years of commercial lending experience.

•
Diversify Our Products and Services.  The acquisition of First Louisiana Bancshares also addresses the intent of Home Federal Bancorp to expand its products and services, particularly with respect to loan products.  Home Federal Bancorp has not been in a position to offer to its customers commercial real estate and business loans.  As discussed above, the merger will result in Home Federal Bancorp obtaining the services of several experienced commercial lenders which will allow us to offer to our customers and to the marketplace commercial loan products which we believe will materially improve our competitive position in our market area.  The merger also enables us to expand our involvement in construction and land lending.  The merger with First Louisiana Bancshares also will provide Home Federal with a significant increase in non-interest bearing checking accounts due to the nature of First Louisiana Bancshares’ commercial lending activities.  Consequently, after the merger we intend to emphasize increasing the amount of our checking accounts due to the ability to provide full-service banking relationships to commercial customers.

•
Enhancing Core Earnings.  The acquisition of First Louisiana Bancshares is expected to improve Home Federal Bancorp’s interest rate spread due to the infusion of the substantial amount of commercial real estate and business loans which generally bear interest rates higher than residential real estate loans (the primary component of Home Federal Bancorp’s current loan portfolio) as well as the typical investment securities invested in by Home Federal Bancorp including mortgage-backed securities and U.S. Government and agency securities.  The weighted average yield on First Louisiana Bancshares’ loan portfolio for the year ended December 31, 2007 was 8.87% as compared to 6.81% for Home Federal Bancorp for the six months ended December 31, 2007.  The average interest rate spread for First Louisiana Bancshares for the year ended December 31, 2007 was 4.29% as compared to 1.66% for Home Federal Bancorp for the six months ended December 31, 2007.  Likewise, the acquisition of First Louisiana Bancshares will also result in the infusion of a significant amount of low cost deposits including non-interest-bearing checking accounts which will result in a reduction in Home Federal Bancorp’s weighted average cost of its deposits, the primary component of its interest expense.

•
Expanding our franchise in our market area and contiguous communities.  We intend to pursue opportunities to expand our market area by opening additional de novo banking offices and possibly, through acquisitions of other financial institutions and banking related businesses (although we have no current plans, understandings or agreements with respect to any specific acquisitions).  We expect to focus on contiguous areas to our current locations in Caddo and Bossier Parishes.

•
Strengthening Our Asset Quality.  We expect to strengthen our asset quality.  At December 31, 2007, our non-performing assets totaled $52,000 or 0.04% of total assets.  At the same date, First Louisiana Bancshares’ total non-performing assets totaled $2.6 million or 2.1% of total assets.  A substantial majority of First Louisiana Bancshares’ non-performing assets consists of other real estate owned, all of which are commercial properties.  We intend to continue to aggressively address the resolution of our non-performing assets.  We also intend to continue to stress maintaining high asset quality after the conversion and offering and the merger even as we continue to grow our institution.  Neither Home Federal Bancorp nor First Louisiana Bancshares has any exposure to the sub-prime market for mortgage loans.

Critical Accounting Policies

In reviewing and understanding financial information for Home Federal Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.  These policies are described in Note 1 of the notes to Home Federal Bancorp's consolidated financial statements included elsewhere in this prospectus.  Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses.  We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation.  The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience.  All of these estimates may be susceptible to significant change as more information becomes available.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management's initial estimates. In addition, the Office of Thrift Supervision, as an integral part of their examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.  Realizing our deferred tax assets principally depends upon our achieving projected future taxable income.  We may change our judgments regarding future profitability due to future market conditions and other factors.  We may adjust our deferred tax asset balances if our judgments change.

Comparison of Financial Condition at December 31, 2007 and June 30, 2007

At December 31, 2007, total assets amounted to $128.1 million compared to $118.8 million at June 30, 2007, an increase of approximately $9.3 million, or 7.8%.  This increase was primarily due to an increase in cash and cash equivalents of $11.0 million, or 276.6%, and an increase in loans receivable of $2.6 million, or 10.3%.  These increases were partially offset by a decrease in Home Federal Bancorp's deferred tax asset of $1.2 million, or 80.6%, and a decrease in investment securities of $2.7 million, or 3.1%.

The increase in cash and cash equivalents was due primarily to proceeds received through deposits, principal payments on securities and advances from the Federal Home Loan Bank of Dallas.  The increase in loans receivable was primarily due to the purchase of first mortgage loans originated by another mortgage loan company.  The purchased loans are from a mortgage originator located in Arkansas and are secured by one-to-four-family residential properties in predominantly rural areas of Louisiana and Arkansas, and to a lesser extent, Texas and Mississippi.  While the purchased loans are originated as fixed rate loans, Home Federal receives an adjustable rate of interest.  Under the terms of the loan agreements, the seller retains servicing rights and agrees to repurchase any loan that becomes more than 90 days delinquent for as long as such loans are outstanding.  At December 31, 2007, the balance of purchased loans approximated $11.8 million, including $10.6 million of loans from the mortgage originator in Arkansas.  The decrease in investment securities was primarily due to sale of securities, partially offset by an increase in the market value of securities available for sale and the purchase of new securities.

Total liabilities amounted to $97.6 million at December 31, 2007 an increase of approximately $6.6 million, or 7.3%, compared to total liabilities of $91.0 million at June 30, 2007. The primary reason for the increase in liabilities was due to the $3.3 million, or 4.2%, increase of customers' deposits due to normal deposits inflow, and a $3.5 million, 28.8%, increase in advances from the Federal Home Loan Bank.

Stockholders' equity increased $2.6 million, or 9.5%, to $30.4 million at December 31, 2007 compared to $27.8 million at June 30, 2007.  This increase was primarily the result of the reduction in Accumulated Other Comprehensive Loss associated with securities available-for-sale of $2.3 million, or 82.2%, the recognition of net income of $263,000 for the six months ended December 31, 2007, and the distribution of shares associated with the Company's Recognition and Retention Plan of $156,000.  These increases were offset by dividends of $147,000 paid during the six months ended December 31, 2007, and the acquisition of treasury shares of $38,000.

Comparison of Financial Condition at June 30, 2007 and June 30, 2006

Total assets increased $4.8 million, or 4.2%, to $118.8 million at June 30, 2007 compared to $114.0 million at June 30, 2006.  This increase was primarily due to an increase in loans receivable and held-for-sale of $5.8 million and partially offset by a decrease in cash and cash equivalents of $958,000 compared to the prior year period.

Loans receivable, net increased $4.3 million, or 20.6%, from $20.9 million at June 30, 2006 to $25.2 million at June 30, 2007.  The increase in loans receivable, net was attributable primarily to an increase in one-to-four family residential loans of $3.0 million, and an increase in home equity and second mortgage loans of $1.2 million.  The increase in one-to-four family residential loans was primarily a result of loans purchased from a loan originator in Arkansas.  The increase in home equity and second mortgage loans was primarily a result of our normal marketing efforts within the Shreveport-Bossier City market area and the general increase in demand for these types of loan products.

Cash and cash equivalents decreased $958,000, or 18.3%, from $4.9 million at June 30, 2006 to $4.0 million at June 30, 2007.  Securities available for sale remained stable from June 30, 2006 to June 30, 2007 at $83.7 million.

During the past two years, we have experienced significant loan prepayments due to the heavy volume of loan refinancing.  However, when interest rates were at their cyclical lows, management was reluctant to invest in long-term, fixed rate mortgage loans for portfolio and instead sold the majority of the long-term, fixed rate mortgage loan production.  During the past two years, we have attempted to strengthen our interest-rate risk position and favorably structure our balance sheet to take advantage of a rising rate environment by purchasing investment securities classified as available for sale.

Total liabilities increased $5.5 million, or 6.4%, from $85.5 million at June 30, 2006 to $91.0 million at June 30, 2007 due primarily to an increase in deposits of $6.4 million over the prior year period, partially offset by a decrease of $1.0 million, or 7.5%, in FHLB advances.  The increase in deposits was attributable primarily to increases in our certificates of deposit, due to increases in the rates paid on such accounts, as well as increases in non-interest bearing and NOW accounts, partially offset by decreases in money market and passbook savings accounts.  Certificates of deposit increased $6.0 million, or 10.5%, from $57.0 million at June 30, 2006 to $63.0 million at June 30, 2007.

Stockholders' equity decreased $727,000, or 2.5%, to $27.8 million at June 30, 2007 due primarily to treasury stock acquisitions for fiscal 2007 of $1.6 million, partially offset by accumulated comprehensive income of $275,000 and net income of $637,000. The change in accumulated other comprehensive income was primarily due to the change in net unrealized loss on securities available for sale due to recent minor declines in interest rates.

The net unrealized loss on securities available for sale is affected by interest rate fluctuations.  Generally, an increase in interest rates will have an adverse impact while a decrease in interest rates will have a positive impact.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following tables show for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

		Six Months Ended December 31,
		2007			2006
	Yield/Rate at December 31, 2007	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:	(Dollars in thousands)
Investment securities	5.21%	$88,577	$2,375	5.36%	$87,154	$2,285	5.24%
Loans receivable(1)	6.81	28,407	1,045	7.36	21,860	801	7.33
Interest-earning deposits	3.84	3,789	86	4.54	5,301	124	4.68
Total interest-earning assets	5.54%	120,773	3,506	5.81%	114,315	3,210	5.62%
Non-interest-earning assets		6,565			5,541
Total assets		$127,338			$119,856

Interest-bearing liabilities:
Savings accounts	.50%	$4,425	11	.50%	$4,753	12	.50%
NOW accounts	.16	6,833	8	.23	6,863	8	.23
Money market accounts	.40	2,904	6	.41	3,118	6	.39
Certificate accounts	4.73	64,460	1,542	4.78	58,914	1,281	4.35
Total deposits	3.77	78,622	1,567	3.99	73,648	1,307	3.55
FHLB advances	4.99	16,146	400	4.95	14,896	327	4.39
Total interest-bearing liabilities	3.97%	94,768	$1,967	4.15%	88,544	$1,634	3.69%
Non-interest-bearing liabilities		1,059			896
Total liabilities		95,827			89,440
Total stockholders' equity(2)		31,511			30,416
Total liabilities and equity		$127,338			$119,856
Net interest-earning assets		$26,005			$25,771
Net interest income; average interest rate spread(3)			$1,539	1.66%		$1,576	1.93%
Net interest margin(4)				2.55%			2.76%
Average interest-earning assets to average interest-bearing liabilities				127.44%			129.11%
____________________
(1)	Includes non-accrual loans during the respective periods.
(2)	Includes retained earnings and accumulated other comprehensive loss.
(3)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by net average interest-earning assets.

	Year Ended June 30,
	2007			2006			2005
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:	(Dollars in thousands)
Investment securities	$86,552	$4,550	5.26%	$80,734	$4,039	5.00%	$71,088	$3,358	4.72%
Loans receivable(1)	23,680	1,739	7.34	20,141	1,420	7.05	22,973	1,568	6.83
Interest-earning deposits	5,633	301	5.35	4,936	205	4.15	5,406	137	2.54
Total interest-earning assets	115,865	6,590	5.69%	105,811	5,664	5.35%	99,467	5,063	5.09%
Non-interest-earning assets	4,875			6,774			5,323
Total assets	$120,740			$112,585			$104,790

Interest-bearing liabilities:
Savings accounts	$4,630	23	.49%	$5,009	24	.48%	$5,368	27	.50%
NOW accounts	6,983	15	.21	7,597	16	.21	6,041	13	.22
Money market accounts	3,030	12	.40	3,516	14	.40	4,129	17	.41
Certificate accounts	60,344	2,710	4.49	56,269	2,054	3.65	53,335	1,710	3.21
Total deposits	74,987	2,760	3.68	72,391	2,108	2.91	68,873	1,767	2.57
FHLB advances	14,883	688	4.63	9,320	325	3.49	8,471	262	3.10
Total interest-bearing liabilities	89,870	$3,448	3.84%	81,711	$2,433	2.98%	77,344	$2,029	2.62%
Non-interest-bearing liabilities	899			688			649
Total liabilities	90,769			82,399			77,993
Total stockholders' equity(2)	29,971			30,186			26,797
Total liabilities and equity	$120,740			$112,585			$104,790
Net interest-earning assets	$25,995			$24,100			$22,123
Net interest income; average interest rate spread(3)		$3,142	1.85%		$3,231	2.37%		$3,034	2.47%
Net interest margin(4)			2.71%			3.05%			3.05%
Average interest-earning assets to average interest-bearing liabilities			128.93%			129.49%			128.60%
____________________
(1)	Includes nonaccrual loans during the respective periods.
(2)	Includes retained earnings and accumulated other comprehensive loss.
(3)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis.  The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Home Federal Bancorp's interest income and interest expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by current year volume), and (3) total change in rate and volume.  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Six Months ended December 31,			Year Ended June 30,
	2007 vs. 2006			2007 vs. 2006			2006 vs. 2005
	Increase (Decrease) Due to		Total Increase (Decrease	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume		Rate	Volume
Interest income:	(In thousands)
Investment securities	$53	$37	$90	$220	$291	$511	$225	$455	$680
Loans receivable, net	4	240	244	69	250	319	44	(192)	(148)
Interest-earning deposits	(3)	(35)	(38)	67	29	96	79	(11)	68
Total interest-earning assets	54	242	296	356	570	926	348	252	600
Interest expense:
Savings accounts	--	(1)	(1)	1	(2)	(1)	(1)	(2)	(3)
NOW accounts	--	--	--	--	(1)	(1)	--	3	3
Money market accounts	--	--	--	--	(2)	(2)	--	(3)	(3)
Certificate accounts	140	121	261	507	149	656	248	95	343
Total deposits	140	120	260	508	144	652	247	93	340
FHLB advances	46	27	73	169	194	363	37	26	63
Total interest-bearing liabilities	186	147	333	677	338	1,015	284	119	403
(Decrease) Increase in net interest income	$(132)	$95	$(37)	$(321)	$232	$(89)	$64	$133	$197

Comparison of Operating Results for the Six Months Ended December 31, 2007 and December 31, 2006

General. For the six months ended December 31, 2007, net income amounted to $263,000, compared to $332,000 for the same period in 2007, a decrease of $69,000, or 20.8%.  The decrease was primarily due to decreases in net interest income and non-interest income, and an increase in non-interest expense.  These were partially offset by a decrease in income tax expense.

Net Interest Income. Net interest income for the six months ended December 31, 2007, was $1.5 million, a decrease of $37,000, or 2.3%, in comparison to the six months ended December 31, 2006.  This decrease was due primarily to the increase in interest expense incurred on deposit accounts and advances from the Federal Home Loan Bank, partially offset by an increase in total interest income.

The average interest rate spread was 1.66% for the six months ended December 31, 2007, compared to 1.93% for the six months ended December 31, 2006.  The net interest margin was 2.55% for the six months ended December 31, 2007, compared to 2.76% for the six months ended December 31, 2006.  The decrease in net interest income and net interest margin is attributable primarily to the increase in interest expense on interest-bearing liabilities and average cost associated with deposits and advances from the Federal Home Loan Bank.  The average rate paid on interest-bearing liabilities was 4.15% for the six months ended December 31, 2007 compared to 3.69% for the six months ended December 31, 2006, an increase of 46 basis points.  The average yield on interest-earning assets was 5.81% for the six months ended December 31, 2007 compared to 5.62% for the six months ended December 31, 2006, an increase of 19 basis points.

Interest expense increased $333,000, or 20.4%, to $2.0 million for the six months ended December 31, 2007 compared to the six months ended December 31, 2006, primarily as a result of an increase in the average rate paid and average balance of certificate accounts and an increase in average Federal Home Loan Bank borrowings and the average cost of such borrowings.

Provision for Losses on Loans. Based on an analysis of historical experience, the volume and type of lending conducted by Home Federal Savings and Loan, the status of past due principal and interest payments, general economic conditions in Home Federal Savings and Loan's market area and other factors related to the collectibility of Home Federal Savings and Loan's loan portfolio, no provisions for loan losses were made during the six months ended December 31, 2007 or 2006.  Home Federal Savings and Loan's allowance for loan losses was $235,000, or 0.81% of total loans, at December 31, 2007 compared to $235,000, or 1.01% of total loans at December 31, 2006.  At December 31, 2007, Home Federal had non-performing loans of $19,000 and other non-performing assets of $33,000.  Home Federal did not have any non-performing loans at December 31, 2006.  There can be no assurance that the loan loss allowance at December 31, 2007 will be sufficient to cover all losses on non-performing loans at that date.

Non-interest Income.  Total non-interest income amounted to $120,000 for the six months ended December 31, 2007, compared to $151,000 for the same period in 2006.  The decrease was primarily due to decreases in gain on sale of securities and other income.

Non-interest Expense.  Total non-interest expense increased $37,000, or 3.0%, for the six months ended December 31, 2007 compared to the prior year period.  The increase was primarily due to an increase of $37,000, or 4.9%, in compensation and benefits expense, and an increase in audit and professional fees of $8,000, offset by a decrease in occupancy and equipment expense of $8,000, due to routine maintenance expense incurred during the quarter ended December 31, 2006.

The increase in compensation and benefits expenses was a result of normal compensation increases including increased recognition and retention plan expense due to the acceleration of vesting of awards during the six month period following the death of a participant.  Compensation expense recognized for the Stock Option and Recognition and Retention Plans amounted to $32,446 and $86,375, respectively, for the six months ended December 31, 2007.

Effective January 1, 2006, Home Federal Bancorp, through its subsidiary Home Federal Savings and Loan, became subject to the Louisiana bank shares tax.  This tax is assessed on the Home Federal Savings and Loan's equity and earnings.  For the six months ended December 31, 2007, the Company recognized franchise and bank shares tax expense of $72,600.

Provision for Income Tax Expense.  Income taxes amounted to $134,000 and $171,000 for the six months ended December 31, 2007 and 2006, respectively, resulting in an effective tax rate of 33.8% and 34.0%, respectively.

Comparison of Operating Results for the Years Ended June 30, 2007 and 2006

General.  Net income amounted to $637,000 for the year ended June 30, 2007, an increase of $3,000 compared to net income of $634,000 for the year ended June 30, 2006.  This increase was due to an increase in non-interest income, partially offset by a decrease in net interest income and an increase in non-interest expense.

Net Interest Income.  Net interest income amounted to $3.1 million for fiscal year 2007 compared to $3.2 million for fiscal year 2006.

The average interest rate spread declined from 2.37% for fiscal 2006 to 1.85% for fiscal 2007 while the average balances of net interest-earning assets increased from $24.1 million to $26.0 million during the same periods.  The percentage of average interest-earning assets to average interest-bearing liabilities decreased to 128.93% for fiscal 2007 compared to 129.49% for fiscal 2006.  The decrease in the average interest rate spread reflects the low interest rate environment and management's decision to temporarily invest in lower rate securities available for sale rather than long-term, fixed rate residential mortgage loans.  Additionally, Home Federal Bancorp's average cost of funds increased 86 basis points in fiscal 2007 compared to fiscal 2006 as the Federal Reserve was aggressively raising short-term rates.  Competition for deposits in our market area led us to increase the average rates paid on certificates of deposit 84 basis points in fiscal 2007 compared to fiscal 2006.  Net interest margin declined to 2.71% in fiscal 2007 compared to 3.05% for fiscal 2006.

Interest income increased $926,000, or 16.3%, to $6.6 million for fiscal 2007 compared to fiscal 2006.  This increase was primarily due to an increase in the average yield on all interest earning assets and an increase in the average balance of all interest earning assets. The increase in average yields on interest earning assets reflects rising interest rates in general during fiscal 2007. The increase in the average balance of investment securities was due to the redeployment of proceeds from payment and prepayment of loans, largely as a result of refinancing and loan sales, and the investment of such funds in investment securities classified as available-for-sale.  The increase in the average balance of loans receivable was primarily due to the purchase of mortgage loans originated by a third party mortgage company.  Our agreement with the mortgage company provides that they will retain servicing and are required to repurchase such loans for as long as such loans are outstanding if they are not performing according to their terms.

Interest expense increased $1.0 million, or 41.8%, to $3.4 million for fiscal 2007 compared to fiscal 2006 primarily as a result of an increase in the average rate paid and average balance of certificate accounts and an increase in average Federal Home Loan Bank borrowings and the average cost of such borrowings.

Provision for Loan Losses.  The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions.  The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan.  If the fair value of the collateral is less than the recorded investment in the loan, we will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those loans which are in excess of ninety days delinquent.  The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received.  When, in management's judgment, the borrower's ability to make interest and principal payments is back to normal, the loan is returned to accrual status.

A minimal provision was made to the allowance in fiscal 2007.  No provision was made to the allowance in fiscal 2006 because the allowance was maintained at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the loan portfolio, both probable and reasonable.

Non-Interest Income.  Non-interest income amounted to $240,000 for the year ended June 30, 2007, an increase of $95,000, or 65.5%, compared to non-interest income of $145,000 for the year ended June 30, 2006. Such increase was due to a $116,000 increase in gain on sale of securities, partially offset by a $21,000 decrease in gain on sale of loans.  The decrease in gain on sale of loans was due to a decrease in originations of long-term, fixed rate residential loans for sale.

Non-Interest Expense.  Non-interest expense remained stable at $2.4 million for fiscal 2007 and 2006.

Provision For Income Tax Expense.  The provision for income taxes amounted to $327,000 for both the fiscal years ended June 30, 2007 and 2006.  Home Federal Bancorp's effective tax rate was 33.9% for both fiscal 2007 and 2006.

Exposure to Changes in Interest Rates

Home Federal Bancorp's ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates we pay on deposits and borrowings.  Home Federal Bancorp's interest-earning assets consist primarily of securities available-for-sale and long-term residential mortgage loans which have fixed rates of interest.  Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  Although long-term, fixed-rate mortgage loans made up a significant portion of our interest-earning assets at December 31, 2007, we sold a substantial amount of our loans and maintained a significant portfolio of securities available-for-sale during the past few years in order to better position Home Federal Bancorp for a rising rate environment.  At December 31, 2007 and 2006, securities available-for-sale amounted to $81.2 million and $84.5 million, respectively, or 63.4% and 68.0%, respectively, of total assets at such dates.  Although this asset/liability management strategy has adversely impacted short-term net income, it provides us with greater flexibility to reinvest such assets in higher-yielding single-family, consumer and commercial business loans in a rising interest rate environment.

Quantitative Analysis.  The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity.  Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value.  Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value.  Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios.  NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts.  The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario.  The following table sets forth our NPV as of December 31, 2007.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)
300	$19,908	$(8,319)	(29.47)%	16.87%	(4.77)%
200	22,824	(5,403)	(19.14)	18.67	(2.97)
100	25,669	(2,558)	(9.06)	20.30	(1.34)
Static	28,227	--	--	21.64	--
(100)	29,995	1,768	6.26	22.43	0.79
(200)	30,635	2,408	8.53	22.53	0.89

Qualitative Analysis.   Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates.  Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds.  If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread.  In order to counter the potential effects of dramatic increases in market rates of interest, we have underwritten our mortgage loans to allow for their sale in the secondary market.  Total loan originations amounted to $10.5 million and $7.5 million for six months ended December 31, 2007 and 2006, respectively, while loans sold amounted to $9.4 million and $4.8 million during the same respective periods.  More significantly, we have invested excess funds from loan payments and prepayments and loan sales in investment securities classified as available for sale.  As a result, Home Federal Bancorp is not as susceptible to rising interest rates as it would be if its interest-earning assets were primarily comprised of long-term fixed rate mortgage loans.  With respect to its floating or adjustable rate loans, Home Federal Bancorp writes interest rate floors and caps into such loan documents.  Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable rate loan to a certain level.  As a result, we receive a minimum yield even if rates decline farther and the interest rate on the particular loan would otherwise adjust to a lower amount.  Conversely, interest rate ceilings limit the amount by which the yield on an adjustable rate loan may increase to no more than six percentage points over the rate at the time of origination.  Finally, we intend to place a greater emphasis on shorter-term consumer loans and commercial business loans in the future.

Liquidity and Capital Resources

Home Federal Bancorp maintains levels of liquid assets deemed adequate by management.  We adjust our liquidity levels to fund deposit outflows, repay our borrowings and to fund loan commitments.  We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations.  While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  We set the interest rates on our deposits to maintain a desired level of total deposits.  In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements.  Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $8.4 million and $3.8 million at December 31, 2007 and 2006, respectively.

A significant portion of our liquidity consists of securities classified as available-for-sale and cash and cash equivalents.  Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts.  If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds.  At December 31, 2007, we had $15.9 million in advances from the Federal Home Loan Bank of Dallas and had $66.1 million in additional borrowing capacity.

At December 31, 2007, the Company had outstanding loan commitments of $2.4 million to originate loans.  At December 31, 2007, certificates of deposit scheduled to mature in less than one year, totaled $42.2 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment.  We intend to utilize our high levels of liquidity to fund our lending activities.  If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale as needed.

Home Federal Savings and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively.  At December 31, 2007, Home Federal Savings and Loan exceeded each of its capital requirements with ratios of 21.82%, 21.82% and 79.67%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules, and have not had any such arrangements during the six months ended December 31, 2007 or two years ended June 30, 2007.  See Notes 8 and 15 to the Notes to Consolidated Financial Statements contained elsewhere in this prospectus.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented elsewhere herein regarding Home Federal Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on Home Federal Bancorp's performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

BUSINESS OF HOME FEDERAL BANCORP

General

Home Federal Bancorp, Inc. of Louisiana, a federal corporation, was formed in January 2005 to serve as the stock holding company for Home Federal Savings and Loan Association.  In connection with the reorganization of Home Federal Savings and Loan into the mutual holding company form of organization, Home Federal Bancorp sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share.  Home Federal Bancorp also issued 60% of its then outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.  As of December 31, 2007, Home Federal Mutual Holding Company held 63.1% of Home Federal Bancorp's issued and outstanding common stock.  Home Federal Savings and Loan is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision.  Services are provided to its customers by three offices, all of which are located in the City of Shreveport, Louisiana.  The area served by Home Federal Savings and Loan is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.  In addition, Home Federal Savings and Loan purchases packages of single family loans from a mortgage originator in Arkansas that are secured by properties primarily located in predominantly rural areas of Louisiana, Arkansas and Texas.  At December 31, 2007, such loans amounted to $10.6 million, or 37.7% of the total loan portfolio, and had an average age of approximately four years.

Home Federal Bancorp's only business activity is to hold all of the outstanding common stock of Home Federal Savings and Loan.  Home Federal Bancorp is authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the issuance of additional shares of common stock to raise capital or to support mergers or acquisitions and borrowing funds for reinvestment in Home Federal Savings and Loan.

Home Federal Bancorp does not own or lease any property, but instead uses the premises, equipment and furniture of Home Federal Savings and Loan.  At the present time, Home Federal Bancorp employs only persons who are officers of Home Federal Savings and Loan to serve as officers of Home Federal Bancorp and may also use the support staff of Home Federal Savings and Loan from time to time.  These persons are not separately compensated by Home Federal Bancorp.

Home Federal Savings and Loan is a federally chartered savings and loan association located in Shreveport, Louisiana, which is the parish seat of Caddo Parish.  Home Federal Savings and Loan's business consists primarily of attracting deposits from the general public and using those funds to invest in securities and originate single-family and consumer loans.

Market Area

Home Federal Bancorp's primary market area for loans and deposits is in northwest Louisiana, particularly Caddo Parish and neighboring communities in Bossier Parish, which are located in the Shreveport-Bossier City metropolitan statistical area.

The city of Shreveport, which is located in Caddo Parish, is 185 miles east of Dallas, Texas, 200 miles south of Little Rock, Arkansas and 265 miles northwest of Baton Rouge.  According to the U.S. Census Bureau, Caddo Parish had an estimated population of approximately 253,000 people in 2006.  Between 2000 and 2006, the population of Caddo Parish grew 0.4%, compared to a decline in the overall population of Louisiana of 4.1% for the same period.

In 2006, the median household income in Caddo Parish was $32,509.  According to the U.S. Department of Labor, the unemployment rate as of December 2007 was 4.3% in Caddo Parish, compared to 3.8% for the entire state of Louisiana and 4.8% nationwide.  In 2006, Caddo Parish had a total of 113,000 housing units, 15.0% of which were vacant.  Of the total housing units, 69.0% were single-unit structures, 21.0% were in multi-unit structures and 10.0% were mobile homes.

The Shreveport-Bossier City metropolitan statistical area is considered the economic and healthcare center for northwest Louisiana, east Texas and southwest Arkansas.  According to the U. S. Department of Housing and Urban Development in its January 1, 2006, Analysis of the Shreveport-Bossier City, Louisiana Housing Market, available at www.huduser.org, in our market area, Barksdale Air Force Base is currently the leading employer, followed by Louisiana State University Medical Center and about 8,300 workers are employed in the five casinos located in the market area.  The General Motors Corporation manufacturing plant, which assembles light trucks and the Hummer H3, employs approximately 2,600 workers.

Construction, educational and health services, information, and leisure and hospitality sectors are expected to be the primary sources for employment growth in the near term.  Approximately $1.0 billion in public- and private-sector construction projects are currently planned or in process, including improvements at the Kansas City Southern Railway switchyard, the construction of two steel manufacturing plants at the Port of Shreveport-Bossier, the recently completed Shreveport Convention Center and InterTech Science Park, a $500 million redevelopment project in central Shreveport.  On completion, the technology development is expected to include commercial building space, a hotel, a convention center, retail and restaurant space, and a 16-acre residential subdivision.  The construction project is expected to take 25 years and generate 6,000 new technology jobs, with an annual payroll of $225 million.

Barksdale AFB, located in Bossier Parish, employs an estimated 7,900 active duty and reserve personnel and 2,000 civilian and contract employees.  The Air Force Cyberspace Command is being considered for location at Barksdale AFB.  We expect that if the command center is approved, it will have a significant impact on the local economy due to the high salaries associated with the engineering and technical consulting positions that will be created at the base and by its contractors.

Competition

We face significant competition both in attracting deposits and in making loans. Our most direct competition for deposits has come historically from commercial banks, credit unions and other savings institutions located in the primary market area, including many large financial institutions which have greater financial and marketing resources available to them. In addition, we face significant competition for investors' funds from short-term money market securities, mutual funds and other corporate and government securities.  We do not rely upon any individual group or entity for a material portion of our deposits. Our ability to attract and retain deposits depends on our ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

Our competition for real estate loans comes principally from mortgage banking companies, commercial banks, other savings institutions and credit unions. We compete for loan originations primarily through the interest rates and loan fees we charge, and the efficiency and quality of services we provide borrowers.  Factors which affect competition include general and local economic conditions, current interest rate levels and volatility in the mortgage markets. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions.

At June 30, 2007, the latest date for which data is available from the Federal Deposit Insurance Corporation at www.fdic.gov, the size of the market in the Shreveport-Bossier City metropolitan statistical area, as defined by total Federal Deposit Insurance Corporation insured deposits, was $4.5 billion, populated by 112 branch offices.  Assuming the merger with First Louisiana Bank was completed as of June 30, 2007, we would have had total deposits of $163.4 million which represents a market share of 3.6%.

Subsidiaries

At December 31, 2007, Home Federal Bancorp had one subsidiary, Home Federal Savings and Loan.  Home Federal Savings and Loan's only subsidiary at such date was Metro Financial Services, Inc., an inactive, wholly-owned subsidiary.

Employees

Home Federal Savings and Loan had 17 full-time employees and two part-time employees at December 31, 2007. None of these employees are covered by a collective bargaining agreement, and we believe that we enjoy good relations with our personnel.

Lending Activities

General.  At December 31, 2007, Home Federal Bancorp's net loan portfolio amounted to $28.8 million, representing approximately 22.4% of total assets at that date.  Historically, our principal lending activity has been the origination of one- to four-family residential loans.  At December 31, 2007, one- to four-family residential loans totaled $19.0 million, or 67.6% of the total loan portfolio.  As part of our desire to diversify the loan portfolio, we also offer consumer loans, which includes home equity loans, second mortgage loans and lines of credit and totaled $5.5 million, or 19.5% of the total loan portfolio at December 31, 2007.  If the merger is completed, and we acquire First Louisiana Bancshares, the composition of our loan portfolio will change.  First Louisiana Bancshares' primary lending activity is the origination of commercial real estate and commercial business loans.  At December 31, 2007, First Louisiana Bancshares' commercial real estate loans amounted to $45.8 million, or 53.6% of the total loan portfolio, and commercial business loans amounted to $26.7 million, or 31.3% of the total loan portfolio.

The types of loans that we may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

A savings institution generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus.  In addition, upon application the Office of Thrift Supervision permits a savings institution to lend up to an additional 15% of unimpaired capital and surplus to one borrower to develop domestic residential housing units.  At December 31, 2007, our regulatory limit on loans-to-one borrower was $4.2 million and the five largest loans or groups of loans-to-one borrower, including related entities, aggregated $3.1 million, $270,000, $355,000, $443,000 and $422,000.  Each of our five largest loans or groups of loans was performing in accordance with its terms at December 31, 2007.  The $1.5 million loan commitment described below is to our largest borrower.  As a result of the total exposure of $4.6 million, we have applied to and received the approval of the Office of Thrift Supervision to utilize the higher lending limit for this loan relationship.  If we had completed the acquisition of First Louisiana Bank, our loans to one borrower limit at December 31, 2007, would have increased to $5.5 million.  We do not expect, however, to materially increase the size of our loans nor change our lending policy.

Loans to or guaranteed by general obligations of a state or political subdivision are not subject to the foregoing lending limits.  Our board of directors has authorized a loan commitment of approximately $1.5 million to a limited partnership established by the Housing Authority of Bossier City, Louisiana, which we expect to be entered into in the third or fourth quarter of fiscal 2008.  The loan will be secured by a first mortgage lien on real estate and low to moderate income rental units in Bossier City, Louisiana as well as a conditional assignment of rents.  The commitment letter will include a condition that the Housing Authority of Bossier City, Louisiana executes takeout agreements with respect to our position in the event of default.

Loan Portfolio Composition. The following table shows the composition of our loan portfolio by type of loan at the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005		2004		2003
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate loans:	(Dollars in thousands)
One- to four-family residential	$19,016	67.64%	$16,669	65.27%	$13,721	64.72%	$19,301	80.79%	$20,903	90.82%	$30,341	93.62%
Other mortgage	3,619	12.87	3,650	14.29	3,164	14.92	837	3.50	101	.44	116	.36
Total real estate loans	22,635	80.51	20,319	79.56	16,885	79.64	20,138	84.29	21,004	91.26	30,457	93.98

Consumer loans:
Home equity loans and second mortgage loans	4,209	14.97	4,454	17.43	3,287	15.50	2,776	11.62	1,077	4.69	1,046	3.23
Savings account	490	1.74	283	1.11	613	2.89	470	1.97	590	2.56	714	2.20
Equity lines of credit	719	2.56	427	1.67	374	1.76	500	2.09	343	1.49	187	.58
Other	60	.22	57	.23	43	.21	6	.03	1	--	5	.01
Total consumer loans	5,478	19.49	5,221	20.44	4,317	20.36	3,752	15.71	2,011	8.74	1,952	6.02
Total loans	28,113	100.00%	25,540	100.00%	21,202	100.00%	23,890	100.00%	23,015	100.00%	32,409	100.00%
Less:
Allowance for loan losses	(235)		(235)		(235)		(235)		(235)		(235)
Deferred loan fees	(89)		(94)		(101)		(80)		(101)		(183)
Net loans(1)	$27,789		$25,211		$20,866		$23,575		$22,679		$31,991
_________________________
(1)	Does not include loans held for sale amounting to $961,644, $1,478,434, $0, $70,000, $108,000 and $1.2 million at December 31, 2007, June 30, 2007, 2006, 2005, 2004 and 2003, respectively.

The following table sets forth the composition of each of Home Federal Bancorp’s and First Louisiana Bancshares’ loan portfolio at December 31, 2007 and our pro forma combined loan portfolio as of December 31, 2007 giving effect to the merger of Home Federal Bancorp and First Louisiana Bancshares as if the merger had been completed as of such date.  Estimated purchase accounting adjustments related to fair value adjustments to the First Louisiana Bancshares’ loan portfolio totaling $(374,000) have not been reflected in the pro forma combined portfolio amounts set forth below.  See also “ Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Louisiana Bancshares - Comparison of Financial Condition at December 31, 2007 and December 31, 2006.”

	At December 31, 2007
	Home Federal Bancorp		First Louisiana Bancshares		Pro Forma Combined
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Real estate loans:
One-to four-family residential (1)	$23,944	85.17%	$5,854	6.85%	$29,798	26.24%
Commercial and multi-family	3,619	12.87	46,950	54.95	50,569	44.53
Total real estate loans	27,563	98.04	52,804	61.80	80,367	70.77

Commercial and industrial	--	--	25,724	30.11	25,724	22.66
Consumer and other (1)	550	1.96	6,913	8.09	7,463	6.57
Total loans	28,113	100.00%	85,441	100.00%	113,554	100.00%

Less:
Allowance for loan losses	(235)		(891)		(1,126)
Deferred loan fees	(89)		(11)		(100)
Net loans	$27,789		$84,539		$112,328
_________________
(1)
For purposes of this presentation, $4.9 million of second mortgage loans and home equity lines of credit classified as consumer loans by Home Federal Savings have been re-classified as one-to-four family residential loans in order to have consistent loan classifications by both institutions.

Origination of Loans.  Our lending activities are subject to the written underwriting standards and loan origination procedures established by the board of directors and management. Loan originations are obtained through a variety of sources, primarily consisting of referrals from real estate brokers and existing customers. Written loan applications are taken by one of our loan officers.  The loan officer also supervises the procurement of credit reports, appraisals and other documentation involved with a loan.  As a matter of practice, we obtain independent outside appraisals on substantially all of our loans.  Under our lending policy, a title opinion must be obtained for each real estate loan.  We also require fire and extended coverage casualty insurance in order to protect the properties securing the real estate loans.  Borrowers must also obtain flood insurance policies when the property is in a flood hazard area.

Our loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the value of the property that will secure the loan.  Loans up to $417,000, the current Fannie Mae conforming loan limit for single-family mortgage loans, must be approved by our loan committee which consists of the Chief Executive Officer, the principal financial officer and the Vice President of Lending.  Loans in excess of $417,000 must be approved by the board of directors.  In accordance with past practice, all loans are ratified by our board of directors.

During fiscal 2007 and the six months ended December 31, 2007, we also purchased loans from a mortgage originator secured by single-family housing primarily located in predominantly rural areas of Louisiana, Arkansas and Texas.  The loans were generally secured by rural properties and the seller retained servicing rights.  Although the loans were originated with fixed-rates, Home Federal Savings and Loan receives an adjustable-rate of interest equal to the Federal Housing Finance Board rate, with rate floors and ceilings of approximately 5.0% and 8.0%, respectively.  Under the terms of the loan agreements, the seller must repurchase any loan that becomes more than 90 days delinquent.  At December 31, 2007, we had approximately $10.6 million of such loans in our portfolio with an average age of approximately four years.

The following table shows total loans originated, sold and repaid during the periods indicated.

	Six Months Ended December 31,		Year Ended June 30,
	2007	2006	2007	2006	2005
Loan originations:	(In thousands)
One- to four-family residential	$9,587	$5,421	$15,108	$12,076	$6,799
Other mortgage	--	--	530	2,312	843
Consumer	903	2,052	2,842	3,045	3,583
Total loan originations	10,490	7,473	18,480	17,433	11,225
Loans purchased	3,455	2,068	5,797	--	2,086
Total loan originations and loans purchased	13,945	9,541	24,277	17,433	13,311
Loans sold	(9,438)	(4,802)	(12,356)	(2,944)	(2,146)
Loan principal repayments	(2,450)	(2,534)	(6,104)	(17,247)	(10,327)
Total loans sold and principal repayments	(11,888)	(7,336)	(18,460)	(20,191)	(12,473)
(Increase) decrease due to other items, net (1)	521	(256)	(1,472)	49	58
Net increase (decrease) in loan portfolio	$2,578	$1,949	$4,345	$(2,709)	$896
_________________________
(1)	Other items consist of deferred loan fees, the allowance for loan losses and loans held for sale at year end.

Although federal laws and regulations permit savings institutions to originate and purchase loans secured by real estate located throughout the United States, we concentrate our lending activity to our primary market area in Caddo Parish, Louisiana and the surrounding area.  Subject to our loans-to-one borrower limitations, we are permitted to invest without limitation in residential mortgage loans and up to 400% of our capital in loans secured by non-residential or commercial real estate.  We also may invest in secured and unsecured consumer loans in an amount not exceeding 35% of total assets.  This 35% limitation may be exceeded for certain types of consumer loans, such as home equity and property improvement loans secured by residential real property.  In addition, we may invest up to 10% of our total assets in secured and unsecured loans for commercial, corporate, business or agricultural purposes.  At December 31, 2007, we were within each of the above lending limits.

During the six months ended December 31, 2007 and 2006, we sold $9.5 million and $3.1 million of loans, respectively.  We did not recognize a gain or loss on the sale of loans during the six months ended December 31, 2007 or 2006.  Loans were sold during these periods primarily to another financial institution for which we received fee income.  Such loans were sold against forward sales commitments with servicing released and without recourse after a certain amount of time, typically 90 days.  The loans sold primarily consisted of long-term, fixed rate residential real estate loans.  These loans were originated during a period of historically low interest rates and were sold to reduce our interest rate risk.  We will continue to sell loans in the future to the extent we believe the interest rate environment is unfavorable and interest rate risk is unacceptable.

Contractual Terms to Final Maturities.  The following table shows the scheduled contractual maturities of our loans as of the periods indicated, before giving effect to net items.  Demand loans, which are loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.  The amounts shown below do not take into account loan prepayments.

	December 31, 2007				June 30, 2007
	One- to Four- Family Residential	Other Mortgage	Consumer	Total	One- to Four- Family Residential	Other Mortgage	Consumer	Total
Amounts due after December 31, 2007 and June 30, 2007, respectively, in:	(In thousands)
One year or less	$28	$--	$1,417	$1,445	$15	$--	$1,127	$1,142
After one year through two years	66	--	89	155	116	--	39	155
After two years through three years	39	--	95	134	38	--	153	191
After three years through five years	144	86	652	882	237	95	493	825
After five years through ten years	1,277	18	1,026	2,321	1,113	20	1,151	2,284
After ten years through fifteen years	1,224	--	1,018	2,242	1,294	--	1,067	2,361
After fifteen years	16,238	3,515	1,181	20,934	13,856	3,535	1,191	18,582
Total	$19,016	$3,619	$5,478	$28,113	$16,669	$3,650	$5,221	$25,540

The following table sets forth the dollar amount of all loans at December 31, 2007 and June 30, 2007, before net items, due after December 31, 2008 and June 30, 2008, respectively, which have fixed interest rates or which have floating or adjustable interest rates.

	December 31, 2007			June 30, 2007
	Fixed-Rate	Floating or Adjustable-Rate	Total	Fixed-Rate	Floating or Adjustable-Rate	Total
	(In thousands)

One- to four-family residential	$8,138	$10,878	$19,016	$8,742	$7,927	$16,669
Other mortgage	3,619	--	3,619	3,650	--	3,650
Consumer	5,458	20	5,478	5,199	22	5,221
Total	$17,215	$10,898	$28,113	$17,591	$7,949	$25,540

Scheduled contractual maturities of loans do not necessarily reflect the actual expected term of the loan portfolio. The average life of mortgage loans is substantially less than their average contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on current mortgage loans are lower than existing mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

One- to Four-Family Residential Real Estate Loans.  Our primary lending activity is the origination of loans secured by single-family residences. At December 31, 2007, $19.0 million, or 67.6%, of the total loan portfolio, before net items, consisted of one- to four-family residential loans.

The loan-to-value ratio, maturity and other provisions of the loans made by us generally have reflected the policy of making less than the maximum loan permissible under applicable regulations, in accordance with sound lending practices, market conditions and underwriting standards established by us.  Our current lending policy on one- to four-family residential loans generally limits the maximum loan-to-value ratio to 80% or less of the appraised value of the property although we will lend up to a 95% loan-to-value ratio with private mortgage insurance.  These loans are amortized on a monthly basis with principal and interest due each month and generally include "due-on-sale" clauses.

At December 31, 2007, $8.1 million, or 42.8%, of our one- to four-family residential mortgage loans were fixed-rate loans.  Fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan with interest by the end of the loan term.  Our fixed-rate loans generally are originated under terms, conditions and documentation which permit them to be sold to U.S. Government-sponsored agencies, such as the Federal Home Loan Mortgage Corporation, and other investors in the secondary mortgage market. Consistent with our asset/liability management, we have sold a significant portion of our long-term, fixed rate loans over the past two years.

Although we offer adjustable rate loans, substantially all of the single-family loan originations over the last few years have consisted of fixed-rate loans due to the low interest rate environment.  The adjustable-rate loans held in portfolio typically have interest rates which adjust on an annual or semi-annual basis.  The loans we originate generally have an annual cap of 2% on any increase or decrease and a cap of 6% above or below the initial rate over the life of the loan.  Such loans are underwritten based on the initial rate plus 2%.  The loans we purchase from an Arkansas loan originator have an adjustable rate of interest tied to the Federal Housing Finance Board Rate and adjust each January 1 and July 1.  The rates are subject to a floor of no less than 5.0% and a ceiling of approximately 8.0%.

Consumer Loans.  We are authorized to make loans for a wide variety of personal or consumer purposes.  We originate consumer loans in order to accommodate our customers and because such loans generally have shorter terms and higher interest rates than residential mortgage loans.  The consumer loans we offer consist of home equity and second mortgage loans, loans secured by deposit accounts with us, equity lines of credit and automobile loans.  However, we do not intend to materially expand our product offerings and instead intend to focus on increasing the volume of our current products, primarily home equity and second mortgage loans.  At December 31, 2007, $5.5 million, or 19.5% of the total loan portfolio consisted of consumer loans compared to $5.2 million, or 22.4% of the loan portfolio at December 31, 2006.

Of the $5.5 million of consumer loans held at December 31, 2007, $4.2 million consisted of home equity and second mortgage loans compared to $5.0 million of home equity and second mortgage loans at December 31, 2006.  These loans are secured by the underlying equity in the borrower's residence.  We do not require that we hold the first mortgage on the properties that secure the second mortgage loans.  The amount of our second mortgage loans generally cannot exceed a loan-to-value ratio of 80% after taking into consideration the first mortgage loan.  These loans are typically three-to-five year balloon loans with fixed rates and contain an on-demand clause that allows us to call the loan in at any time.

We offer loans secured by deposit accounts held with us, which loans amounted to $490,000, or 1.7% of the total loan portfolio at December 31, 2007.  Such loans are originated for up to 90% of the account balance, with a hold placed on the account restricting the withdrawal of the account balance.  The interest rate on the loan is equal to the interest rate paid on the account plus 2%.  These loans typically are payable on demand with a maturity date of one year.

We also offer lines of credit secured by a borrower's equity in real estate which loans amounted to $719,000 or 2.6% of the total loan portfolio at December 31, 2007.  The rates and terms of such lines of credit depend on the history and income of the borrower, purpose of the loan and collateral.  Lines of credit will not exceed 90% of the value of the equity in the collateral.

Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans, but generally entail greater credit risk than residential mortgage loans, particularly those loans secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles.  In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower.  In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the fluctuating demand for used automobiles.

Loan Origination and Other Fees. In addition to interest earned on loans, we generally receive loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan.

Asset Quality

General.  Home Federal Bancorp's collection procedures provide that when a loan is 15 days past due, a late charge notice is sent to the borrower requesting payment.  If the delinquency continues at 30 days, personal contact efforts are attempted, either in person or by telephone.  If a loan becomes 60 days past due and no progress has been made in resolving the delinquency, a collection letter from legal counsel is sent and personal contact is attempted.  When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower.  If the delinquency is not cured, foreclosure proceedings are initiated.  In most cases, deficiencies are cured promptly.  While we generally prefer to work with borrowers to resolve such problems, we will institute foreclosure or other collection proceedings when necessary to minimize any potential loss.

Loans are placed on non-accrual status when management believes the probability of collection of interest is doubtful.  When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income.  We generally discontinue the accrual of interest income when the loan becomes 90 days past due as to principal or interest unless the credit is well secured and we believe we will fully collect.

Real estate and other assets we acquire as a result of foreclosure or by deed-in-lieu of foreclosure are classified as real estate owned until sold.  We held $33,000 of real estate owned at December 31, 2007 compared to none at December 31, 2006.

Delinquent Loans.  The following tables show the delinquencies in our loan portfolio as of the dates indicated.

	December 31, 2007
	30-89 Days Overdue		90 or More Days Overdue
	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
One- to four-family residential	2	$3	1	$19
Other mortgage	--	--	--	--
Consumer	--	--	--	--
Total delinquent loans	2	$3	1	$19
Delinquent loans to total loans, net		.01%		.07%
Delinquent loans to total loans		.01%		.07%

	June 30, 2007				June 30, 2006
	30-89 Days Overdue		90 or More Days Overdue		30-89 Days Overdue		90 or More Days Overdue
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
One- to four-family residential	2	$123	2	$116	3	$40	1	$1
Other mortgage	--	--	--	--	--	--	--	--
Consumer	--	--	--	--	--	--	--	--
Total delinquent loans	2	$123	2	$116	3	$40	1	$1
Delinquent loans to total loans, net		.49%		.46%		.19%		--%
Delinquent loans to total loans		.48%		.45%		.19%		--%

Non-Performing Assets.  The following table shows the amounts of our non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) at the dates indicated.  We did not have troubled debt restructurings at any of the dates indicated.

	December 31,	June 30,
	2007	2007	2006		2005	2004	2003
Non-accruing loans:	(Dollars in thousands)
One- to four-family residential	$19	$116	$--		$--	$--	$--
Other mortgage	--	--	--		--	--	--
Consumer	--	--	--		--	--	--
Total non-accruing loans	$19	$116	$--		$--	$--	$--
Accruing loans 90 days or more past due:
One- to four-family residential	$--	$--	$1		$--	$--	$70
Other mortgage	--	--	--		--	2	--
Consumer	--	--	--		--	--	--
Total accruing loans 90 days or more past due	--	--	1		--	2	70
Total non-performing loans(1)	19	116	1		--	2	70
Real estate owned, net	33	--	--		--	--	--
Total non-performing assets	$52	$116	$1		$--	$2	$70
Total non-performing loans as a percent of loans, net	.07%	.46%	n/m	*	--%	--%	.22%
Total non-performing assets as a percent of total assets	.04%	.10%	n/m	*	--%	--%	.07%
_________________________
*	Not meaningful.
(1)	Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

The following table sets forth the pro forma amounts of non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) as of December 31, 2007 giving effect to the merger of Home Federal Bancorp and First Louisiana Bancshares as if it had been completed as of such date.  Estimated purchase accounting adjustments amounting to $(374,000) reflecting fair value adjustments to the loan portfolio of First Louisiana Bancshares are not reflected in such presentation.  See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Louisiana Bancshares - Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006 - Provision for Losses on Loans.”

As of or for the Six Months Ended December 31, 2007
(Dollars in thousands)

Non-accruing loans:
One-to four-family residential	$19
Commercial real estate	159
Commercial and industrial	149
Consumer	10
Total non-accruing loans	337
Accruing loans 90 days or more past due	--
Total non-performing loans	337
Real estate owned, net	2,335
Total non-performing assets	$2,672
Troubled debt restructurings	1,727
Total non-performing assets and troubled debt structurings	$4,399
Total non-performing loans as a percentage of loans, net	0.30%
Total non-performing assets as a percentage of total assets(1)	1.00%
Total non-performing assets and troubled debt restructurings as a percentage of total assets(1)	1.64%
Allowance for loan losses	$1,126
Allowance for loan losses as a percentage of non-performing loans	334.12%
Allowance for loan losses as a percentage of non-performing loans and troubled debt restructurings	54.55%
Allowance for loan losses as a percentage of total loans outstanding	0.99%
Total charge-offs for the period	$425
Charge-offs as a percentage of average loans for the period	0.36%
________________________
(1)	Assumes the conversion and offering is completed at the minimum of the offering range.

At June 30, 2007, non-performing loans totaled $116,000 which amounted to 0.46% of net loans.  At December 31, 2007, non-performing loans totaled $19,000, or ..07% of net loans.  We also had $33,000 of other real estate owned at such date, resulting in total non-performing assets of $52,000 or .04% of total assets. Other real estate owned consists of one residential property.  We do not expect to incur any material losses on the disposition of such property.

Classified Assets.  Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a higher possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention" also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution's classifications and amounts reserved.  Assets classified as substandard at December 31, 2007 amounted to $19,000.  None were classified as doubtful or loss at December 31, 2007.

Allowance for Loan Losses.  At December 31, 2007, our allowance for loan losses amounted to $235,000.  The allowance for loan losses is maintained at a level believed, to the best of our knowledge, to cover all known and inherent losses in the portfolio both probable and reasonable to estimate at each reporting date.  The level of allowance for loan losses is based on our periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing conditions.  We are primarily engaged in originating single-family residential loans.  Our management considers the deficiencies of all classified loans in determining the amount of allowance for loan losses required at each reporting date.  Our management analyzes the probability of the correction of the substandard loans' weaknesses and the extent of any known or inherent losses that we might sustain on them.

While management believes that it determines the size of the allowance based on the best information available at the time, the allowance will need to be adjusted as circumstances change and assumptions are updated. Future adjustments to the allowance could significantly affect net income.

The following table shows changes in our allowance for loan losses during the periods presented.  We did not have any charge-offs or recoveries during the six months ended December 31, 2007 and 2006 and fiscal 2006, 2005, 2004 and 2003.  During fiscal year 2007, one consumer loan with a balance of $1,000 was charged off directly to the provision for bad debt expense. There were no recoveries during fiscal 2007.

	Six Months Ended December 31,			At or For the Year Ended June 30,
	2007		2006	2007	2006		2005	2004		2003
	(Dollars in thousands)
Total loans outstanding at end of period	$28,113		$23,140	$25,540	$21,202		$23,890	$23,014		$32,409
Average loans outstanding	28,407		21,860	23,680	20,141		22,973	27,277		43,912

Allowance for loan losses, beginning of period	235		235	235	235		235	235		709
Provision for loan losses	--		--	1	--		--	--		(474)
Charge-offs	--		--	(1)	--		--	--		--
Allowance for loan losses, end of period	235		235	235	235		235	235		235

Allowance for loan losses as a percent of non-performing loans	n/m	*	164.33%	202.59%	n/m	*	--%	n/m	*	335.71%
Allowance for loan losses as a percent of loans outstanding	.84%		1.02%	.92%	1.11%		0.98%	1.02%		0.73%
_________________________
*	Not meaningful.

At December 31, 2007, First Louisiana Bancshares' allowance for loan losses totaled $891,000 or 280.4% of non-performing loans and 1.0% of total loans outstanding.

The following table shows how our allowance for loan losses is allocated by type of loan at each of the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005		2004		2003
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)

One- to four-family residential	$235	67.64%	$235	65.27%	$235	64.72%	$235	80.79%	$235	90.83%	$235	93.62%
Other mortgage	--	12.87	--	14.29	--	14.92	--	3.50	--	.44	--	.36
Consumer	--	19.49	--	20.44	--	20.36	--	15.71	--	8.73	--	6.02
Total	$235	100.00%	$235	100.00%	$235	100.00%	$235	100.00%	$235	100.00%	$235	100.00%

Investment Securities

We have authority to invest in various types of securities, including mortgage-backed securities, U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings institutions, certain bankers' acceptances and federal funds.  Our investment strategy is established by the board of directors.

The following table sets forth certain information relating to our investment securities portfolio at the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Securities Held to Maturity:
FHLB stock	$779	$779	$779	$779	$649	$649	$632	$632
Mortgage-backed securities	552	570	629	643	776	793	981	1,024
Total securities held to maturity	1,331	1,349	1,408	1,422	1,425	1,442	1,613	1,656

Securities Available for Sale:
FHLB and FNMA Notes	--	--	--	--	1,992	1,975	1,976	1,980
Corporate securities	2,349	2,286	2,290	2,227	2,180	2,121	2,094	2,057
Mortgage-backed securities	79,580	78,877	85,767	81,525	84,243	79,598	71,222	71,723
Total securities available for sale	81,929	81,163	88,057	83,752	88,415	83,694	75,292	75,760
Total investment securities	$83,260	$82,512	$89,465	$85,174	$89,840	$85,136	$76,905	$77,416

The following tables set forth the amount of investment securities which contractually mature during each of the periods indicated and the weighted average yields for each range of maturities at December 31, 2007.  The amounts reflect the fair value of our securities at December 31, 2007 and June 30, 2007.

	Amounts at December 31, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)
Bonds and other debt securities:
Mortgage-backed securities	$--	--%	$102	6.08%	$556	5.94%	$78,790	5.22%
Equity securities(1):
ARM Fund	--	--	--	--	--	--	2,286	5.02
FHLB stock	--	--	--	--	--	--	779	5.17
Total investment securities and FHLB stock	$--	--%	$102	6.08%	$556	5.94%	$81,855	5.21%
________________________
(1)	None of the listed equity securities has a stated maturity.

	Amounts at June 30, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)
Bonds and other debt securities:
Mortgage-backed securities	$3	7.13%	$119	6.08%	$85	7.45%	$81,961	5.08%
Equity securities(1):
ARM Fund	--	--	--	--	--	--	2,227	5.07
FHLB stock	--	--	--	--	--	--	779	4.83
Total investment securities and FHLB stock	$3	7.13%	$119	6.08%	$85	7.45%	$84,967	5.07%
________________________
(1)	None of the listed equity securities has a stated maturity.

Our investment in equity securities consists primarily of FHLB stock and a $2.3 million (book value) investment in an adjustable-rate mortgage fund (referred to as the ARM Fund).  The fair value of the ARM Fund has traditionally correlated with the interest rate environment.  Our investment in the ARM Fund has not experienced any unusual or significant declines in fair value or negative amortizations due to the recent downturn in the housing and mortgage lending industries.  At December 31, 2007, the unrealized loss on this investment was $63,000.  Home Federal Bancorp has the ability and the intent to hold such investment until it recovers its value.

Mortgage-backed securities represent a participation interest in a pool of one- to four-family or multi-family mortgages. The mortgage originators use intermediaries (generally U.S. Government agencies and government-sponsored enterprises) to pool and repackage the participation interests in the form of securities, with investors receiving the principal and interest payments on the mortgages. Such U.S. Government agencies and government-sponsored enterprises guarantee the payment of principal and interest to investors.

Mortgage-backed securities are typically issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

Our mortgage-backed securities consist of Ginnie Mae securities, Freddie Mac securities and Fannie Mae securities.  Ginnie Mae is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration, or guaranteed by the Veterans Administration.  The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government.  Freddie Mac is a private corporation chartered by the U.S. Government.  Freddie Mac issues participation certificates backed principally by conventional mortgage loans.  Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates.  Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans.  Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities.  Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government, but because Freddie Mac and Fannie Mae are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks.

Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize our borrowings or other obligations.

The following table sets forth the composition of our mortgage-backed securities portfolio at each of the dates indicated.  The amounts reflect the fair value of our mortgage-backed securities at the dates indicated.

	Six Months
	Ended December 31,		June 30,
	2007	2006	2007	2006	2005
Fixed rate:	(In thousands)
GNMA	$381	$477	$433	$524	$671
FHLMC	6,692	7,448	6,962	7,604	8,081
FNMA	70,115	71,338	72,293	69,194	60,037
Total fixed rate	77,188	79,263	79,688	77,322	68,789
Adjustable rate:
GNMA	220	411	292	504	833
FNMA	1,396	1,598	1,492	1,731	2,069
FHLMC	644	736	696	834	1,056
Total adjustable-rate	2,260	2,745	2,480	3,069	3,958
Total mortgage- backed securities	$79,448	$82,008	$82,168	$80,391	$72,747

Information regarding the contractual maturities and weighted average yield of our mortgage-backed securities portfolio at December 31, 2007 and June 30, 2006 is presented in the tables below.  Due to repayments of the underlying loans, the actual maturities of mortgage-backed securities generally are substantially less than the scheduled maturities. The amounts reflect the fair value of our mortgage-backed securities at December 31, 2007 and June 30, 2006.

	Amounts at December 31, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Through Five Years	Weighted Average Yield	Over Five Years	Weighted Average Yield
	(In thousands)
Fixed rate:
GNMA	$--	--%	$102	6.08%	$279	7.60%
FHLMC	--	--	--	--	6,692	4.78
FNMA	--	--	--	--	70,115	5.25
Total fixed-rate	--	--	--	--	77,086	5.23
Adjustable rate:
GNMA	--	--	--	--	220	4.05
FNMA	--	--	--	--	1,396	5.47
FHLMC	--	--	--	--	644	5.38
Total adjustable-rate	--	--	--	--	2,260	5.30
Total	$--	--%	$102	6.08%	$79,346	5.22%

	Amounts at June 30, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Through Five Years	Weighted Average Yield	Over Five Years	Weighted Average Yield
	(In thousands)
Fixed rate:
GNMA	$--	--%	$119	6.08%	$314	7.48%
FHLMC	--	--	--	--	6,962	4.71
FNMA	3	7.13	--	--	72,290	5.10
Total fixed-rate	3	7.13	119	6.08	79,566	5.07
Adjustable rate:
GNMA	--	--	--	--	292	3.15
FNMA	--	--	--	--	1,492	5.38
FHLMC	--	--	--	--	696	5.34
Total adjustable-rate	--	--	--	--	2,480	5.11
Total	$3	7.13%	$119	6.08%	$82,046	5.07%

The following table sets forth the purchases, sales and principal repayments of our mortgage-backed securities during the periods indicated.

	Six Months Ended December 31,		At or For the Year Ended June 30,
	2007	2006	2007	2006	2005
	(Dollars in thousands)
Mortgage-backed securities at beginning of period	$86,396	$85,019	$85,019	$72,203	$66,072
Purchases	9,261	18,003	31,261	28,268	15,849
Repayments	(7,476)	(6,087)	(11,133)	(12,205)	(9,765)
Sales	(8,159)	(13,542)	(18,918)	(3,326)	--
Amortizations of premiums and discounts, net	110	99	167	79	47
Mortgage-backed securities at end of period	$80,132	$83,492	$86,396	$85,019	$72,203
Weighted average yield at end of period	5.22%	5.03%	5.07%	4.92%	4.85%

Sources of Funds

General.  Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, principal and interest payments on loans and investment securities are a source of funds. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may also be used on a short-term basis to compensate for reductions in the availability of funds from other sources and on a longer-term basis for general business purposes.

Deposits.  We attract deposits principally from residents of Louisiana and particularly from Caddo Parish and to a lesser extent from Bossier Parish.  Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.  We have not solicited deposits from outside Louisiana or paid fees to brokers to solicit funds for deposit.

We establish interest rates paid, maturity terms, service fees and withdrawal penalties on a periodic basis. Management determines the rates and terms based on rates paid by competitors, the need for funds or liquidity, growth goals and federal regulations.  We attempt to control the flow of deposits by pricing our accounts to remain generally competitive with other financial institutions in the market area.

The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit, as of the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005
	Amount	%	Amount	%	Amount	%	Amount	%
Certificate accounts:	(Dollars in thousands)
0.00% - 0.99%	$9	.01%	$9	.01%	$245	.34%	$250	.36%
1.00% - 1.99%	304	.38	194	.25	411	.58	6,543	9.35
2.00% - 2.99%	1,651	2.04	1,543	1.99	9,911	13.91	20,564	29.38
3.00% - 3.99%	10,741	13.26	12,164	15.65	14,902	20.91	12,922	18.46
4.00% - 4.99%	26,992	33.33	18,388	23.66	28,230	39.61	10,493	14.99
5.00% - 5.99%	25,765	31.81	30,705	39.51	3,282	4.60	1,941	2.77
6.00% - 6.99%	--	--	--	--	--	--	1,796	2.57
Total certificate accounts	65,462	80.83	63,003	81.07	56,981	79.95	54,509	77.88
Transaction accounts:
Savings	4,431	5.47	4,473	5.76	4,756	6.67	4,917	7.02
NOW	8,177	10.10	7,293	9.38	6,240	8.75	6,825	9.75
Money market	2,916	3.60	2,941	3.79	3,302	4.63	3,744	5.35
Total transaction accounts	15,524	19.17	14,707	18.93	14,298	20.05	15,486	22.12
Total deposits	$80,986	100.00%	$77,710	100.00%	$71,279	100.00%	$69,995	100.00%

The following table sets forth the composition of each of Home Federal Bancorp’s and First Louisiana Bancshares’s deposit portfolio at December 31, 2007 and our pro forma combined deposit portfolio giving effect to the merger of Home Federal Bancorp and First Louisiana Bancshares as if the merger had been completed as of such date.  Estimated purchase accounting adjustments related to fair value adjustments to the deposit portfolio of First Louisiana Bancshares amounting to $103,000 are not reflected in the pro forma combined presentation.  See also “Management’s Discussion and Analysis and Results of Operations of First Louisiana Bancshares - Comparison of Financial Condition at December 31, 2007 and December 31, 2006.”

	At December 31, 2007
	Home Federal Bancorp		First Louisiana Bancshares		Pro Forma Combined
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Certificate accounts
(0.00% - 5.99%)	$65,462	80.83%	$38,286	41.25%	$103,748	59.70%

Transaction accounts:
Non-interest bearing demand	4,115	5.08	24,320	26.20	28,435	16.36
Interest-bearing demand (including NOW and Money Market)	6,978	8.62	22,939	24.72	29,917	17.21
Savings	4,431	5.47	7,266	7.83	11,697	6.73
Total transaction accounts	15,524	19.17	54,525	58.75	70,049	40.30
Total deposits	$80,986	100.00%	$92,811	100.00%	$173,797	100.00%

The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	Six Months Ended December 31,						Year Ended June 30,
	2007			2006			2007			2006			2005
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in thousands)
Savings	$4,425	$11	.50%	$4,753	$12	.50%	$4,630	$23	.49%	$5,009	$24	.48%	$5,368	$27	.50%
NOW	6,833	8	.23	6,863	8	.23	6,983	15	.21	7,597	16	.21	6,041	13	.22
Money market	2,904	6	.41	3,118	6	.39	3,030	12	.40	3,516	14	.40	4,129	17	.41
Certificates of deposit	64,460	1,542	4.78	58,914	1,281	4.35	60,344	2,710	4.49	56,269	2,054	3.65	53,335	1,710	3.21
Total deposits	$78,622	$1,567	3.99%	$73,648	$1,307	3.55%	$74,987	$2,760	3.68%	$72,391	$2,108	2.91%	$68,873	$1,767	2.57%

The following table shows our savings flows during the periods indicated.

	Six Months Ended	Year Ended June 30,
	December 31, 2007	2007	2006	2005
		(In thousands)
Total deposits at beginning of period	$77,710	$71,279	$69,995	$68,134
Net deposits	2,395	4,866	71	805
Interest credited	881	1,565	1,213	1,056
Total increase in deposits	$3,276	$6,431	$1,284	$1,861

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at December 31, 2007.

	Balance at December 31, 2007 Maturing in the 12 Months Ending December 31,
Certificates of Deposit	2008	2009	2010	Thereafter	Total
	(In thousands)
Less than 2.00%	$305	$--	$7	$--	$312
2.00% - 2.99%	1,417	234	--	--	1,651
3.00% - 3.99%	6,970	3,121	583	67	10,741
4.00% - 4.99%	12,361	3,653	5,780	5,198	26,992
5.00% - 5.99%	21,185	2,045	1,329	1,207	25,766
Total certificate accounts	$42,238	$9,053	$7,699	$6,472	$65,462

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at June 30, 2007.

	Balance at June 30, 2007 Maturing in the 12 Months Ending June 30,
Certificates of Deposit	2008	2009	2010	Thereafter	Total
	(In thousands)
Less than 2.00%	$195	$--	$7	$--	$202
2.00% - 2.99%	1,143	360	--	40	1,543
3.00% - 3.99%	6,951	3,743	1,369	101	12,164
4.00% - 4.99%	6,196	960	5,185	6,048	18,389
5.00% - 5.99%	23,607	4,626	1,302	1,170	30,705
Total certificate accounts	$38,092	$9,689	$7,863	$7,359	$63,003

The following table shows the maturities of our certificates of deposit in excess of $100,000 at December 31, 2007 by time remaining to maturity.

Quarter Ending:	Amount	Weighted Average Rate
	(Dollars in thousands)
March 31, 2008	$1,182	4.16%
June 30, 2008	1,440	5.01
September 30, 2008	891	5.13
December 31, 2008	2,959	4.72
After December 31, 2008	4,435	4.74
Total certificates of deposit with balances in excess of $100,000	$10,907	4.74%

The following table shows the maturities of our certificates of deposit in excess of $100,000 at June 30, 2007 by time remaining to maturity.

Quarter Ending:	Amount	Weighted Average Rate
	(Dollars in thousands)
September 30, 2007	$1,185	4.81%
December 31, 2007	1,272	4.95
March 31, 2008	491	4.88
June 30, 2008	712	5.15
After June 30, 2008	4,187	4.65
Total certificates of deposit with balances in excess of $100,000	$7,847	4.79%

Borrowings.  We may obtain advances from the Federal Home Loan Bank of Dallas upon the security of the common stock we own in that bank and certain of our residential mortgage loans and mortgage-backed and other investment securities, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

As of December 31, 2007, we were permitted to borrow up to an aggregate total of $82.0 million from the Federal Home Loan Bank of Dallas. We had $15.9 million of Federal Home Loan Bank advances outstanding at December 31, 2007.

The following table shows certain information regarding our borrowings at or for the dates indicated:

	At or For the Six Months Ended December 31, 2007	At or For the Year Ended June 30,
		2007	2006	2005
	(Dollars in thousands)
FHLB advances:
Average balance outstanding	$16,146	$14,883	$9,320	$8,471
Maximum amount outstanding at any month-end during the period	17,194	16,695	13,665	9,541
Balance outstanding at end of period	15,933	12,368	13,417	8,224
Average interest rate during the period	4.28%	4.63%	3.49%	3.10%
Weighted average interest rate at end of period	4.99%	4.68%	4.34%	3.24%

At December 31, 2007, $5.4 million of our borrowings were short-term (maturities of one year or less).  Such short-term borrowings had a weighted average interest rate of 4.89% at December 31, 2007.

Properties

We currently conduct business from our main office and two full-service banking offices.  The following table sets forth certain information relating to Home Federal Savings and Loan's offices and a parcel of land for a future branch office at December 31, 2007.

Description/Address	Leased/Owned	Net Book Value of Property	Amount of Deposits
		(In thousands)
Building 624 Market Street Shreveport, LA	Owned	$159	$29,841
Building/ATM 6363 Youree Dr. Shreveport, LA	Owned(1)	13	34,741
Building/ATM 8990 Mansfield Rd. Shreveport, LA	Owned	183	16,404
Lot 2 River Crest, Unit #1 Bossier Parish, LA	Owned	436	--
  ________________________
(1)	The building is owned but the land is subject to an operating lease which is renewable on November 30, 2008 for a five year period.

Legal Proceedings

We are not presently involved in any legal proceedings of a material nature.  From time to time, we are a party to legal proceedings incidental to our business to enforce our security interest in collateral pledged to secure loans made by Home Federal Savings and Loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF FIRST LOUISIANA BANCSHARES

General

First Louisiana Bancshares’ results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and, to a lesser extent, advances from the Federal Home Loan Bank of Dallas and subordinated debentures. The difference between the average yield on interest-earning assets and average rate paid on interest-bearing liabilities and the ratio of interest-earning assets to interest-bearing liabilities have a significant impact on First Louisiana Bancshares' net interest income. First Louisiana Bancshares’ net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan activity and deposit flows. First Louisiana Bancshares, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, First Louisiana Bancshares’ results of operations are also affected by the amount of its non-interest income, which consists primarily of service charges and fees, and the level of non-interest expense, comprised principally of employee compensation and benefits, insurance premiums, occupancy costs, advertising, professional services, data processing and other operating expenses.

First Louisiana Bancshares’ operating results are significantly affected by general economic and competitive conditions including, in particular, changes in market rates of interest, government policies and actions taken by regulatory authorities. Lending activities are influenced by general economic conditions, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in First Louisiana Bancshares' market area.

Critical Accounting Policies

First Louisiana Bancshares’ consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions (see Note 1 to First Louisiana Bancshares’ audited consolidated financial statements included elsewhere herein).  First Louisiana Bancshares believes that its determination of the allowance for credit losses involves a higher degree of judgment and complexity than the company’s other significant accounting policies.  Further, these estimates can be materially affected by changes in market conditions or the actual or perceived financial condition of the company’s borrowers, subjecting the company to significant volatility of earnings.

Allowance for Loan Losses.  The allowance for loan losses is established through the provision for loan losses, which is a charge against earnings.  Provisions for loan losses are made to reserve for estimated probable losses on loans.  The allowance for loan losses is a significant estimate and is regularly evaluated by First Louisiana Bancshares for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower’s ability to pay.  In determining an adequate allowance for loan losses, management makes numerous assumptions, estimates and assessments.  The use of different estimates or assumptions could produce different provisions for loan losses.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

At December 31, 2007, First Louisiana Bancshares’ total assets amounted to $123.1 million compared to $112.7 million at December 31, 2006, an increase of approximately $10.4 million, or 9.2%.  This increase was primarily due to an increase in net loans receivable of $5.4 million or 6.8% and to a lesser extent, an increase in cash and cash equivalents of $3.4 million, or 68.1%.

The increase in cash and cash equivalents was due to an increase in federal funds sold of $4.0 million from $800,000 at December 31, 2006 to $4.8 million at December 31, 2007, reflecting management's determination to increase First Louisiana Bancshares’ liquidity in the face of the overall economic climate.

The increase in loans receivable was primarily due to a $6.9 million increase in commercial real estate loans, or 17.1%, from December 31, 2006 to December 31, 2007 and an increase in commercial business loans of $613,000, or 2.4%, for the same period.  Such increases were partially offset by a decrease of $2.0 million, or 23.0% in consumer and other loans and an $187,000 decrease, or 3.1%, in residential real estate from December 31, 2006 to December 31, 2007. The increase in commercial real estate and business loans reflected continued implementation of First Louisiana Bancshares’ business strategy of focusing on lending to small and mid-sized businesses and professionals.  Other real estate owned increased $1.2 million from $1.1 million at December 31, 2006 to $2.3 million at December 31, 2007.  Other real estate owned at December 31, 2007 consisted of five commercial properties and two residential properties.  First Louisiana Bank is actively pursuing sales of all of these properties.  The increased level of other real estate owned reflected the slower economic environment.

Set forth below is a composition of First Louisiana Bancshares’ loan portfolio at December 31, 2007 and 2006, respectively.

	Year Ended December 31,
	2007		2006
	(Dollars in thousands)
Commercial and multi-family real estate	$46,950	55%	$40,081	50%
One-to four-family residential real estate	5,854	7	6,041	8
Commercial and industrial	25,724	30	25,111	31
Consumer and other	6,913	8	8,988	11
Total loans	85,441	100%	80,221	100%

Less:
Deferred loan origination fees	11		6
Allowance for loan losses	891		1,058
Net loans	$84,539		$79,157

Investment securities consisting primarily of U.S. Government and agency securities, state and municipal securities, mortgage-backed securities and mutual funds remained almost the same at December 31, 2007 from year-end 2006, increasing by only $120,000 or 0.7%.  The following table sets forth the amount of investment securities that contractually mature during the periods indicated and the weighted average yield for each range of maturities at December 31, 2007.  The amounts reflect the fair value of First Louisiana Bancshares’ securities at December 31, 2007.

	Amounts at December 31, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)
Debt securities:
U.S. government and agency securities	$3,750	2.53%	$2,702	3.69%	$--	--	$--	--
State and municipal securities	--	--	667	2.45	1,485	3.51%	583	3.95%
Mortgage-backed securities	--	--	569	4.60	345	4.60	2,192	4.97
Other debt securities	--	--	--	--	--	--	1,000	5.87
Mutual funds(1):	2,157	5.10	--	--	--	--	--	--
Total investment securities	$5,907	3.48%	$3,938	3.61%	$1,830	3.72%	$3,775	5.05%
________________________
(1)	The mutual funds have no stated maturity.

First Louisiana Bancshares’ total liabilities amounted to $111.9 million at December 31, 2007, an increase of approximately $9.5 million, or 9.3%, compared to total liabilities of $102.4 million at December 31, 2006. The primary reason for the increase in liabilities was a $6.1 million, or 7.1%, increase in customer deposits due to normal deposit inflows, and a $3.4 million or 37.0% increase in advances from the Federal Home Loan Bank of Dallas.

The following table shows the distribution of, and certain other information relating to, First Louisiana Bancshares’ deposits by type of deposit as of December 31, 2007 and 2006.

	December 31,
	2007		2006
	Amount	%	Amount	%
Transaction accounts:	(Dollars in thousands)
Non-interest-bearing demand	$24,320	26.20%	$23,528	27.14%
Interest-bearing demand	22,939	24.72	25,450	29.36
Savings	7,266	7.83	7,264	8.38
Total	54,525	58.75	56,242	64.88
Certificate accounts (interest rates between 1.00% and 5.50%)	38,286	41.25	30,440	35.12
	$92,811	100.00%	$86,682	100.00%

The following table shows the maturities of First Louisiana Bancshares’ certificates of deposit in excess of $100,000 at December 31, 2007 by time remaining to maturity.

Quarter ending:	Amount
(In thousands)
March 31, 2008	$10,215
June 30, 2008	8,407
September 30, 2008	3,609
December 31, 2008	4,208
After December 31, 2008	1,758
Total	$28,197

Stockholders’ equity increased $902,000, or 8.7%, to $11.2 million at December 31, 2007 compared to $10.3 million at December 31, 2006.  This increase was primarily the result of an increase in First Louisiana Bancshares' accumulated other comprehensive income associated with securities available-for-sale of $93,000 or 213.43% and the recognition of net income of $818,000.  Stock dividends of $104,000 were paid during the year ended December 31, 2007.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid.  The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  Tax-exempt income and yields have not been adjusted to a tax-equivalent basis.  All average balances are based on year to date average daily balances.

		Year Ended December 31,
		2007			2006
	Yield/Rate at December 31, 2007	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:	(Dollars in thousands)
Loans receivable(1)	8.40%	$85,188	$7,554	8.87%	$78,337	$6,777	8.65%
Investment securities	4.70	19,731	871	4.41	19,574	800	4.09
Interest-earning deposits	2.66	115	5	4.35	288	10	3.47
Total interest-earning assets	7.47%	105,034	8,430	8.03%	98,199	7,587	7.73%
Non-interest-earning assets		13,981			13,127
Total assets		$119,015			$111,326

Interest-bearing liabilities:
Interest-bearing demand accounts	2.32%	$22,595	503	2.23	$22,398	411	1.83
Savings accounts	1.75	7,204	126	1.75	8,529	129	1.51
Certificate accounts	4.58	35,571	1,582	4.45	29,220	1,109	3.80
Total interest bearing deposits	3.50	65,370	2,211	3.38	60,147	1,649	2.74
Federal Funds Purchased	4.50	228	13	5.70	134	9	6.72
FHLB advances	4.50	12,579	548	4.36	10,087	339	3.36
Securities sold under agreements to repurchase	2.84	735	27	3.67	1,054	37	3.51
Other borrowings	--	--	--	--	1,738	137	7.88
Subordinated debt	6.79	4,124	302	7.32	1,152	83	7.16
Total interest-bearing liabilities	3.82%	83,036	3,101	3.73	74,312	2,254	3.03
Non-interest-bearing liabilities		25,081			27,139
Total liabilities		108,117			101,451
Total stockholders' equity(2)		10,898			9,875
Total liabilities and equity		$119,015			$111,326
Net interest-earning assets		21,998			23,887
Net interest income; average interest rate spread(3)			$5,329	4.29%		$5,333	4.69%
Net interest margin(4)				5.07%			5.43%
Average interest-earning assets to average interest-bearing liabilities				126.49%			132.14%
____________________
(1)	Includes non-accrual loans during the respective periods.
(2)	Includes retained earnings and accumulated other comprehensive loss.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis.  The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected First Louisiana Bancshares’s interest income and interest expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by current year volume), and (3) total change in rate and volume.  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31,
	2007 vs. 2006
	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume
	(Dollars in thousands)
Interest income:
Loans receivable, net	$184	$593	$777
Investment securities	65	6	71
Interest-earning deposits	1	(6)	(5)
Total interest-earning assets	250	593	843

Interest expense:
Interest-bearing demand accounts	89	4	93
Savings accounts	17	(20)	(3)
Certificate accounts	232	241	473
Total interest bearing deposits	338	225	563
Fed Funds Purchased	(2)	6	4
FHLB advances	125	84	209
Securities sold under agreements to repurchase	1	(11)	(10)
Other Borrowings	--	(137)	(137)
Subordinated debentures	1	217	218
Total interest-bearing liabilities	464	383	847
(Decrease) increase in net interest income	$(214)	$210	$(4)

Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006

General. For the year ended December 31, 2007, net income amounted to $818,000, compared to $1.1 million for the year ended December 31, 2006, a decrease of $240,000, or 22.7%.  The decrease was primarily attributable to a decrease in non-interest income from 2006, which was partially offset in 2007 by decreases in provisions for loans losses and income tax expense.

Net Interest Income.  Net interest income of $5.3 million was relatively unchanged for the year ended December 31, 2007 compared to the year ended December 31, 2006.  Interest income increased $843,000, or 11.1%, which was offset by a corresponding increase in interest expense of $847,000, or 37.6%, for fiscal 2007 compared to fiscal 2006.

First Louisiana Bancshares’ average interest rate spread was 4.29% for the year ended December 31, 2007 compared to 4.69% for the year ended December 31, 2006.  The company’s net interest margin was 5.07% for the year ended December 31, 2007 compared to 5.43% for the year ended December 31, 2006.  The decreases in the average interest rate spread and net interest margin are attributable primarily to the increase in interest expense on interest-bearing liabilities and average cost associated with deposits and advances from the Federal Home Loan Bank.  The average rate paid on interest-bearing liabilities increased 70 basis points from 3.03% for the year ended December 31, 2006 to 3.73% for the year ended December 31, 2007 while the average yield earned on interest-earning assets only increased 30 basis points from 7.73% for the year ended December 31, 2006 to 8.03% for the year ended December 31, 2007.

Provision for Losses on Loans. Based on an analysis of historical experience, the volume and type of lending conducted by First Louisiana Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Louisiana Bank’s market area and other factors related to the collectibility of First Louisiana Bank’s loan portfolio, First Louisiana Bank made a provision for loan losses of $703,000 during the year ended December 31, 2007, compared to $983,000 for the year ended December 31, 2006.  First Louisiana Bank’s allowance for loan losses was $891,000, or 1.04% of total loans, at December 31, 2007 compared to $1.1 million, or 1.32%, of total loans at December 31, 2006.  At December 31, 2007, First Louisiana Bank had non-performing loans of $318,000 and other non-performing assets of $2.3 million, compared to $2.1 million of non-performing loans at December 31, 2006 and other non-performing assets of $1.2 million at such date.  There can be no assurance that the loan loss allowance at December 31, 2007 will be sufficient to cover all losses on non-performing loans at that date.

The following table shows the amounts of First Louisiana Bancshares’ non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and other real estate owned) at the dates indicated.  Also includes loans classified as troubled debt restructurings.

	December 31,
	2007	2006
	(Dollars in thousands)
Non-accruing loans:
Commercial real estate	$159	$1,915
Residential real estate	--	--
Commercial and industrial	149	200
Consumer	10	28
Total non-accruing loans	318	2,143
Accruing loans 90 days or more past due:
Commercial real estate	--	--
Residential real estate	--	--
Commercial and industrial	--	--
Consumer	--	--
Total accruing loans 90 days or more past due	--	--
Total non-performing loans(1)	318	2,143
Other real estate owned, net	2,302	1,123
Other repossessed assets	--	46
Total non-performing assets	$2,620	$3,312
Troubled debt restructurings	$1,727	$1,858
Total non-performing assets and troubled debt restructurings	$4,347	$5,170
Total non-performing loans as a percent of loans, net	0.37%	2.67%
Total non-performing assets as a percent of total assets	2.13%	2.90%
  ________________________
(1)	Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

At December 31, 2007, First Louisiana Bancshares had non-performing loans of $318,000 which amounted to 0.37% of net loans.  At such date, it also had $2.3 million of other real estate owned, resulting in total non-performing assets of $2.6 million or 2.13% of total assets. Other real estate owned consists of five commercial properties and two residential properties, all of which are being actively marketed for sale.  First Louisiana Bancshares does not expect to incur any material losses on the disposition of such properties.

Federal regulations require that each insured financial institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a higher possibility of loss.  An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.  Another category designated “special mention” also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss.  Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses.  If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount.  General loss allowances established to cover probable losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.  Assets classified as substandard at December 31, 2007 amounted to $589,000.  There were no assets classified doubtful or loss at such date.

At December 31, 2007, the allowance for loan losses amounted to $891,000.  The allowance for loan losses is maintained at a level believed, to the best of management’s knowledge, to cover all known and inherent losses in the portfolio both probable and reasonable to estimate at each reporting date.  The level of allowance for loan losses is based on a periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing conditions.  First Louisiana Bank is primarily engaged in lending to small and mid-sized businesses and professionals.  Management considers the deficiencies of all classified loans in determining the amount of allowance for loan losses required at each reporting date.  Management analyzes the probability of the correction of the substandard loans' weaknesses and the extent of any known or inherent losses that might be sustained on them.

The following table shows changes in the allowance for loan losses during the periods presented.

	At or For the Year Ended December 31,
	2007	2006
	(Dollars in thousands)
Total loans outstanding at end of period	$85,442	$80,221
Average loans outstanding	85,196	78,345

Allowance for loan losses, beginning of period	1,058	1,047
Provision for loan losses	703	983
Charge-offs	(960)	(1,047)
Recoveries	91	75
Allowance for loan losses, end of period	$891	$1,058

Allowance for loan losses as a percent of non-performing loans	280.19%	49.37%
Allowance for loan losses as a percent of loans outstanding	1.04%	1.32%

The following table shows how the allowance for loan losses is allocated by type of loan at each of the dates indicated.

	December 31,
	2007		2006
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)
Commercial real estate	$232	54%	$269	50%
Residential real estate	63	7	135	8
Commercial and industrial	499	31	570	31
Consumer	68	8	59	11
Surplus	29	--	25	--
Total	$891	100%	$1,058	100%

Non-interest Income.  Total non-interest income amounted to $1.1 million for the year ended December 31, 2007, compared to $1.6 million for the year ended December 31, 2006, a decrease of $471,000 or 29.9%.  The decrease was primarily due to the sale of vacant land by First Louisiana Bank in fiscal 2006 for a gain of $356,000.

Non-Interest Expense. The components of non-interest expense for the years ended December 31, 2007 and 2006 and the percentage change between years are shown in the following table:

	2007	2006	Increase (Decrease)	% Change
	(Dollars in thousands)
Salaries	$1,744	$1,571	$173	11.0%
Personnel expense	636	584	52	8.9%
Occupancy	728	734	(6)	(0.8)%
Professional services and fees	534	496	38	7.7%
Capital stock taxes	216	189	27	14.3%
Other real estate/special asset expense-net	130	121	9	7.4%
Other	633	685	(52)	(7.6)%

Total	$4,621	$4,380	$241	5.5%

Total non-interest expense increased $241,000, or 5.5%, for the year ended December 31, 2007 compared to the prior year.  The increase was primarily due to an increase of $225,000, or 10.4%, in salaries and personnel expense.  The increase in salaries and personnel expenses was a result of a combination of items, including normal compensation increases, an increase in the number of First Louisiana Bank employees, and increases in the cost of employee health benefits.

Professional services and fees increased by $38,000 or 7.7%.  The increase was primarily due to a $30,000 increase in FDIC insurance assessments.  Capital stock taxes increased by $27,000 or 14.3%, which was due to the increase in equity.

Provision for Income Tax Expense.  Income taxes amounted to $291,000 and $488,000 for the years ended December 31, 2007 and 2006, respectively, resulting in effective tax rates of 26.2% and 31.6%, respectively.

Liquidity and Capital Resources

First Louisiana Bancshares maintains levels of liquid assets deemed adequate by management.  Management adjusts First Louisiana Bancshares’s liquidity levels to fund deposit outflows, repay its borrowings and to fund loan commitments.  First Louisiana Bancshares also adjusts liquidity as appropriate to meet asset and liability management objectives.

First Louisiana Bancshares’s primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations.  While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  First Louisiana Bancshares sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, First Louisiana Bancshares invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements.  First Louisiana Bancshares’s deposit accounts with the Federal Home Loan Bank of Dallas amounted to $37,335 at December 31, 2007.

A significant portion of First Louisiana Bancshares’s liquidity consists of securities classified as available-for-sale and cash and cash equivalents.  First Louisiana Bancshares’s primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts.  If First Louisiana Bancshares requires funds beyond its ability to generate them internally, First Louisiana Bancshares has borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds.  At December 31, 2007, First Louisiana Bancshares had $12.5 million in advances from the Federal Home Loan Bank of Dallas and had $9.6 million in additional borrowing capacity.  First Louisiana Bancshares also had access to additional sources of liquidity through an unsecured federal funds purchased line of credit for $4.9 million and a secured line of credit for $1.5 million.  First Louisiana Bancshares has pledged the stock of First Louisiana Bank with respect to the secured line of credit.  At December 31, 2007, no amounts were advanced under either line of credit.

At December 31, 2007, First Louisiana Bancshares had outstanding loan commitments of $13.0 million to originate loans.  At December 31, 2007, certificates of deposit scheduled to mature in less than one year, totaled $34.3 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with First Louisiana Bancshares, although there can be no assurance that this will be the case.

In order to be adequately capitalized for regulatory reporting purposes, First Louisiana Bank is required to maintain regulatory capital sufficient to meet total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets of at least 8.0%, 4.0% and 4.0%, respectively.  At December 31, 2007, First Louisiana Bank exceeded each of its capital requirements with ratios of 13.72%, 12.86% and 10.88%, respectively.

Off-Balance Sheet Arrangements

First Louisiana Bancshares does not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules.  In the ordinary course of business, the company enters into various off-balance sheet commitments to extend credit that are not reflected on the consolidated balance sheets of the company.  The business purpose of these off-balance sheet commitments is the routine extension of credit. See Note 12 to the Notes to First Louisiana Bancshares Audited Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data regarding First Louisiana Bancshares have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of First Louisiana Bancshares’s assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on First Louisiana Bancshares’s performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

BUSINESS OF FIRST LOUISIANA BANCSHARES

General

First Louisiana Bancshares, Inc. is a Louisiana corporation and registered financial holding company under the Bank Holding Company Act of 1956, as amended, headquartered in Shreveport, Louisiana.  First Louisiana Bancshares was organized on June 30, 1998 for the purpose of acquiring First Louisiana Bank and becoming a bank holding company under the Bank Holding Company Act and conducts business primarily through its banking subsidiary, First Louisiana Bank, a Louisiana state-chartered commercial bank, which commenced operations in September 1999.  It also owns indirectly First Louisiana Agency, Inc., a Louisiana corporation and state-licensed general insurance agency that is a subsidiary of the bank.

First Louisiana Bancshares currently conducts no significant operations other than providing managerial resources and strategic planning for First Louisiana Bank, and derives its revenues primarily from the operations of First Louisiana Bank.  First Louisiana Bank is a full-service commercial bank, providing a wide variety of commercial banking services through three banking offices to small and middle-market businesses and individuals in its target marketplace, which is comprised primarily of the Shreveport-Bossier City metropolitan area and Caddo and Bossier Parishes, Louisiana.  First Louisiana bank opened a new branch office (its fourth), located in Shreveport, in April 2008.  Although First Louisiana Bank has identified the Shreveport-Bossier City metropolitan area as its primary market area, it also has a number of customers located throughout Northwest Louisiana.  First Louisiana Bank has actively pursued its target market for loans and deposits, particularly from small businesses, professionals and business owners.

The deposits of First Louisiana Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation up to applicable limits.  The operations of First Louisiana Bank are subject to the supervision and regulation of the FDIC and the Louisiana Office of Financial Institutions.  First Louisiana Bancshares also owns 100% of the common stock of First Louisiana Statutory Trust I, a Delaware statutory trust that was formed for the purpose of issuing trust preferred securities.

As of December 31, 2007, First Louisiana Bancshares had, on a consolidated basis, total assets of approximately $123.1 million, net loans receivable of approximately $84.5 million, total deposits of approximately $92.8 million, and shareholders’ equity of approximately $11.2 million.  The revenues of First Louisiana Bank are primarily derived from interest and fees received in connection with commercial lending, interest and dividends from investment securities, and service charge income generated from demand deposits.  The principal sources of funds for its lending activities are deposits, loan repayments and Federal Home Loan Bank advances.  First Louisiana Bank’s principal expenses are interest paid on deposits and operating and administrative expenses.

Market Area

First Louisiana Bank currently operates in the same market area as Home Federal Savings and Loan.  For a description of the market area, see "Business of Home Federal Bancorp – Market Area."

Business Strategy

The business strategy of First Louisiana Bancshares is to operate as a profitable, diversified financial services company, providing a variety of banking and other financial services, with an emphasis on small business lending, loans to professionals and business owners and residential mortgage loans.  First Louisiana Bank offers a wide range of commercial and retail lending and financial services to businesses and individuals.  To continue asset growth and profitability, First Louisiana Bancshares’ marketing strategy is targeted to:

•	Capitalize on its personal relationship approach that it believes differentiates the bank from its larger competitors;

•	Provide customers with access to the bank’s executives who make key credit and other decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by the larger competitors in the market; and
•	Cross-sell products and services to the bank’s existing customers to leverage its relationships and enhance profitability.

Lending Activities

General.  First Louisiana Bank focuses its commercial loan originations on small and mid-sized businesses.  These loans are usually accompanied by significant demand deposits.  Commercial loan underwriting is driven by cash flow analysis supported by collateral analysis and review.  Commercial loan products include commercial real estate construction and term loans, working capital loans and lines of credit, business equipment, inventory, and accounts receivable financing.  The bank offers a range of cash management services and deposit products to its commercial customers.  On-line banking is also available to commercial customers.

The mortgage loan business of First Louisiana Bank is structured to provide a source of fee income largely from the origination of conventional mortgage loans that are referred to and funded by a third-party vendor.  First Louisiana Bank also offers conventional and nonconforming mortgage loans to qualified customers for its own portfolio.

Commercial Real Estate Loans. At December 31, 2007, First Louisiana Bank’s commercial real estate portfolio totaled approximately $32.7 million, or 38.3% of the total loan portfolio.  First Louisiana Bank originates mortgage loans secured by commercial real estate.  Such loans are primarily secured by commercial offices, warehouses, strip shopping centers, hotels and retail buildings.  The value of underlying collateral is assessed by independent appraisers.  Although terms may vary, the bank’s commercial mortgages are normally long term in nature.  First Louisiana Bank seeks to reduce the risks associated with commercial real estate lending by generally lending in its market area and obtaining periodic financial statements and tax returns from the borrowers.  It is also the general policy of First Louisiana Bank to obtain personal guarantees from the principals of these companies and assignments of all leases, rents and revenues related to the collateral.  At December 31, 2007, the average size of First Louisiana Bank's commercial real estate loans was $327,000 and largest loan to one borrower was $2.9 million.

Commercial Loans.  At December 31, 2007, First Louisiana Bank’s commercial loan portfolio totaled approximately $26.0 million, or 30.4% of the total loan portfolio.  First Louisiana Bank originates secured and unsecured loans for business purposes.  Loans are made for acquisition, expansion and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets.  The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns.  The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan.  It is the general policy of First Louisiana Bank to obtain personal guarantees from the principals of the commercial loan borrowers.  At December 31, 2007, the average size of First Louisiana Bank's commercial loans was $69,000 and largest loan to one borrower was $2.5 million.

Construction Loans.  At December 31, 2007, First Louisiana Bank’s construction loan portfolio totaled approximately $7.7 million, or 9.0% of the total loan portfolio.  First Louisiana Bank provides interim real estate acquisition development and construction loans to builders, developers and persons who will ultimately occupy the property.  Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case.  Real estate development and construction loan proceeds are funded periodically at pre-specified stages of completion and after on-site inspections of the property.

Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained.  Further, to assure that reliance is not placed solely on the value of the property, First Louisiana Bank considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, costs estimates and pre-construction sale information.

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction.  The loan-to-value ratio of each construction loan is based on the lesser of the cost to build or the appraised value of the completed home.  Construction loans have a normal maturity of 12 months and are typically approved with a permanent take-out commitment.

Residential Real Estate Loans.  At December 31, 2007, First Louisiana Bank’s residential loan portfolio totaled approximately $10.7 million.  First Louisiana Bank originates adjustable and fixed rate mortgage loans, most of which are referred to a third party, who underwrites these loans and sells them in the secondary market.  First Louisiana Bank originates some of the loans for its portfolio.

Other Consumer Loans and Home Equity Lines. At December 31, 2007, First Louisiana Bank’s consumer loan portfolio totaled approximately $6.4 million and its home equity lines totaled approximately $1.8 million.  First Louisiana Bank offers a variety of consumer loans.  These loans are typically secured by residential and other personal property.  Home equity loans and lines of credit are typically based on 80% of the appraised value of the property securing the loan, less the amount of the first lien on the property.  Maturities run from five to ten years.

Credit Administration. First Louisiana Bank’s lending activities are subject to written loan policies approved by the board of directors to ensure proper management of credit risk.  Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits, and application of lending procedures, including holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit problems.  Regular portfolio reviews are performed by an outside third party to identify potential underperforming credits, estimate of loss exposure, and to ascertain compliance with the bank’s policies.  Loans exceeding $500,000 are reviewed and approved by the loan committee.

Deposit Activities

First Louisiana Bank’s retail banking activity emphasizes consumer deposits and checking accounts.  An extensive range of those services is offered by the bank to meet the varied needs of its customers from business customers to young professionals and senior citizens.  In addition to traditional products and services, First Louisiana Bank offers contemporary products and services such as debit cards, Internet banking and electronic bill payment services.  Consumer loan products offered by the bank include home equity loans and lines of credit, second mortgages, overdraft protection and personal lines of credit.

First Louisiana Statutory Trust I

First Louisiana Bancshares also owns 100% of the common stock of First Louisiana Statutory Trust I, a Delaware statutory trust that was organized in 2006 for the purpose of issuing trust preferred securities.  On September 21, 2006, Trust I issued $4.0 million of floating rate trust preferred securities due in 2036, with a liquidation amount of $1,000 per security and with an option to redeem the securities in whole or in part beginning after the fifth anniversary.  Distributions payable on each capital security are payable at an annual rate equal to the three-month LIBOR plus 1.80%.  The capital securities of Trust I are fully and unconditionally guaranteed by First Louisiana Bancshares.  In connection with the issuance of the trust preferred securities, First Louisiana Bancshares issued $4.1 million of floating rate junior subordinated deferrable interest debentures to Trust I due in 2036.  The terms of the debentures, which comprise substantially all of the assets of Trust I, are the same as the terms of the capital securities issued by Trust I.

Competition

As noted above, First Louisiana Bank’s principal banking market for its deposit gathering and loan origination activities is the Shreveport/Bossier City metropolitan area.  First Louisiana Bank experiences extensive competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based nonbank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer products and services on more favorable terms than the bank.  This is due primarily to the size of these competitors, many of which are regional or national institutions, including commercial banks, that have the ability to make larger loans than can First Louisiana Bank and offer other products on terms at which the bank cannot compete cost-effectively.

First Louisiana Bank also competes with companies located outside of its market area that provide financial services to persons within its market.  Some of the bank’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than the bank, and some of them are not subject to the same degree of regulation as the bank.  Nonetheless, First Louisiana Bank believes that it has enjoyed its success by emphasizing customer service, technology and local office decision-making, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its targeted customer base.

Employees

As of December 31, 2007, First Louisiana Bank employed 42 full-time employees and five part-time employees.  First Louisiana Bank employees are not represented by a collective bargaining unit, and the bank considers its relationship with its employees to be very good.

Properties

The main office of First Louisiana Bank is located at 1350 E. 70th Street in Shreveport, Louisiana.  The bank’s main office, as well as its branch located at 2790 Airline Drive in Bossier City, Louisiana, are owned by First Louisiana Bank.  Its third branch, which is located at 430 Travis Street in Downtown Shreveport, Louisiana, is leased.  This lease expires in April 2011; however, First Louisiana Bank has a five-year renewal option on the lease.  In December 2007, First Louisiana Bank purchased a location at 3400 Line Avenue in Shreveport, Louisiana, which became its fourth branch office when it opened in April 2008.  The costs of remodeling amounted to $254,000 which will be amortized into expense over the relevant lives of the assets.

Legal Proceedings

First Louisiana Bancshares and its subsidiaries are from time to time involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues of normal business.  First Louisiana Bancshares is not currently a party to any material legal proceedings.

REGULATION

Set forth below is a brief description of certain laws relating to the regulation of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General

Home Federal Savings and Loan, as a federally chartered savings and loan association, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations.  Home Federal Savings and Loan also is subject to regulation and examination by the Federal Deposit Insurance Corporation, which insures our deposits to the maximum extent permitted by law, and requirements established by the Federal Reserve Board.  Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.  The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations.  Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders.

Federal law provides the federal banking regulators, including the Office of Thrift Supervision and Federal Deposit Insurance Corporation, with substantial enforcement powers. The Office of Thrift Supervision's enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions.  In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision.  Any change in such regulations, whether by the Federal Deposit Insurance Corporation, Office of Thrift Supervision or Congress, could have a material adverse impact on Home Federal Mutual Holding Company, Home Federal Bancorp and Home Federal Savings and Loan and our operations.

Regulation of Home Federal Bancorp, Inc. and Home Federal Mutual Holding Company

Upon completion of the conversion and offering, Home Federal Bancorp, the proposed new holding company which is a Louisiana corporation, will be a registered savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act and will be subject to Office of Thrift Supervision examination and supervision as well as certain reporting requirements. The existing federally chartered holding company, which also is named Home Federal Bancorp, currently is a registered savings and loan holding company. In addition, because Home Federal Savings and Loan's deposits are insured by the Deposit Insurance Fund maintained by the Federal Deposit Insurance Corporation, Home Federal Savings and Loan is, and will continue to be, subject to certain restrictions in dealing with us and with other persons affiliated with the bank.

Holding Company Acquisitions.  Home Federal Bancorp and Home Federal Mutual Holding Company are savings and loan holding companies under the Home Owners' Loan Act, and are registered with the Office of Thrift Supervision.  The proposed new holding company will also be registered as a savings and loan holding company after the conversion and offering.  Federal law generally prohibits a savings and loan holding company, without prior Office of Thrift Supervision approval, from acquiring the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares of the savings institution or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Office of Thrift Supervision.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.  The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Holding Company Activities.  After the conversion and offering, the new holding company will operate as a unitary savings and loan holding company.  Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions, as described below.  Home Federal Savings and Loan must notify the Office of Thrift Supervision 30 days before declaring any dividend.  In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Securities Laws.  Home Federal Bancorp registered its common stock with the Securities and Exchange Commission and is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934.  Pursuant to Office of Thrift Supervision regulations and our plan of conversion and reorganization, we have agreed to maintain such registration for a minimum of three years following the conversion and offering.

The Sarbanes-Oxley Act.  As a public company, Home Federal Bancorp is subject to the Sarbanes-Oxley Act of 2002, which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing.  The Sarbanes-Oxley Act's principal legislation and the derivative regulation and rule-making promulgated by the Securities and Exchange Commission includes:

•	the creation of an independent accounting oversight board;

•	auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients;

•	additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;

•
a requirement that companies establish and maintain a system of internal control over financial reporting and that a company's management provide an annual report regarding its assessment of the effectiveness of such internal control over financial reporting to the company's independent accountants and that such accountants provide an attestation report with respect to management's assessment of the effectiveness of the company's internal control over financial reporting;

•
the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with the company's independent auditors;

•	the requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;

•	the requirement that companies disclose whether at least one member of the committee is a "financial expert" (as such term is defined by the Securities and Exchange Commission) and if not, why not;

•	expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

•	a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;

•	disclosure of a code of ethics and the requirement of filing of a Form 8-K for a change or waiver of such code;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	a range of enhanced penalties for fraud and other violations.

Although Home Federal Bancorp anticipates that it will incur additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, management does not expect that such compliance will have a material impact on its results of operations or financial condition.

Home Federal Mutual Holding Company

Home Federal Mutual Holding Company, as a federal mutual holding company within the meaning of Section 10(o) of the Home Owners' Loan Act, is subject to Office of Thrift Supervision examination and supervision as well as certain reporting requirements. In addition, the Office of Thrift Supervision has enforcement authority over Home Federal Mutual Holding Company and its non-savings bank subsidiaries, if any. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings bank. Home Federal Mutual Holding Company is subject to the same activities limitations to which Home Federal Bancorp is subject.  Following the conversion and offering, Home Federal Mutual Holding Company will cease to exist.

Regulation of Home Federal Savings and Loan Association

General.  As the primary federal regulator of Home Federal Savings and Loan, the Office of Thrift Supervision has extensive authority over the operations of federally-chartered savings institutions.  As part of this authority, Home Federal Savings and Loan is required to file periodic reports with the Office of Thrift Supervision and is subject to periodic examinations by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.  The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations.  Such regulation and supervision is primarily intended for the protection of depositors and the Deposit Insurance Fund, formerly the Savings Association Insurance Fund, administered by the Federal Deposit Insurance Corporation.

The Office of Thrift Supervision's enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions.  In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision.

Insurance of Accounts.  The deposits of Home Federal Savings and Loan are insured to the maximum extent permitted by the Deposit Insurance Fund and are backed by the full faith and credit of the U.S. Government.  As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of, and to require reporting by, insured institutions.  It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation.  The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action.

Each FDIC insured institution is assigned to one of three capital groups which are based solely on the level of an institution's capital— "well capitalized," "adequately capitalized," and "undercapitalized."  These capital levels are defined in the same manner as under the prompt corrective action system discussed below.  These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern.  Assessment rates for insured institutions are determined semi-annually by the Federal Deposit Insurance Corporation and currently range from zero basis points for well-capitalized healthy institutions, such as Home Federal Saving and Loan, to 27 basis points for undercapitalized institutions with substantial supervisory concern.

In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Savings Association Insurance Fund.  The annual assessment rate set for the second quarter of 2007 was 0.0122% of insured deposits and is adjusted quarterly.  These assessments will continue until the Financing Corporation bonds mature in 2019.

The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Home Federal Savings and Loan, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation.  It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital.  If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation.  Management is aware of no existing circumstances which would result in termination of Home Federal Savings and Loan's deposit insurance.

On February 8, 2006, President George W. Bush signed into law legislation that merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the Deposit Insurance Fund, eliminated any disparities in bank and thrift risk-based premium assessments, reduced the administrative burden of maintaining and operating two separate funds and established certain new insurance coverage limits and a mechanism for possible periodic increases.  The legislation also gave the FDIC greater discretion to identify the relative risks all institutions present to the Deposit Insurance Fund and set risk-based premiums.

Major provisions in the legislation include:

•	Merging the Savings Association Insurance Fund and Bank Insurance Fund, which became effective March 31, 2006.

•
Maintaining basic deposit and municipal account insurance coverage at $100,000 but providing for a new basic insurance coverage for retirement accounts of $250,000.  Insurance coverage for basic deposit and retirement accounts could be increased for inflation every five years in $10,000 increments beginning in 2011.

•
Providing the FDIC with the ability to set the designated reserve ratio within a range of between 1.15% and 1.50%, rather than maintaining 1.25% at all times regardless of prevailing economic conditions.

•
Providing a one-time assessment credit of $4.7 billion to banks and savings associations in existence on December 31, 1996.  The institutions qualifying for the credit may use it to offset future premiums with certain limitations.

•
Requiring the payment of dividends of 100% of the amount that the insurance fund exceeds 1.5% of the estimated insured deposits and the payment of 50% of the amount that the insurance fund exceeds 1.35% of the estimated insured deposits (when the reserve is greater than 1.35% but no more than 1.5%).

Regulatory Capital Requirements.  Federally insured savings institutions are required to maintain minimum levels of regulatory capital.  The Office of Thrift Supervision has established capital standards consisting of a "tangible capital requirement," a "leverage capital requirement" and "a risk-based capital requirement."  The Office of Thrift Supervision also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Current Office of Thrift Supervision capital standards require savings institutions to satisfy the following capital requirements:

•	tangible capital requirement – "tangible" capital equal to at least 1.5% of adjusted total assets;

•	leverage capital requirement – "core" capital equal to at least 3.0% of adjusted total assets; and

•	risk-based capital requirement – "total" capital (a combination of core and "supplementary" capital) equal to at least 8.0% of "risk-weighted" assets.

Core capital generally consists of common stockholders' equity (including retained earnings).  Tangible capital generally equals core capital minus intangible assets, with only a limited exception for purchased mortgage servicing rights.  Home Federal Savings and Loan had no intangible assets at December 31, 2007.  Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies).  These adjustments do not affect Home Federal Savings and Loan's regulatory capital.

In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the savings institution's core capital.  Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items.  In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets.  The risk weights range from 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government to 100% for loans (other than qualifying residential loans weighted at 80%) and repossessed assets.

Savings institutions must value securities available for sale at amortized cost for regulatory capital purposes.  This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of GAAP capital.

At December 31, 2007, Home Federal Savings and Loan exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 21.82%, 21.82% and 79.67%, respectively.

Any savings institution that fails any of the capital requirements is subject to possible enforcement actions by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation.  Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver.  The Office of Thrift Supervision's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

Prompt Corrective Action.  The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.  Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Federal Deposit Insurance Corporation may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized.  A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency.  An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution.  In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

At December 31, 2007, Home Federal Savings and Loan was deemed a well capitalized institution for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

The table below sets forth Home Federal Savings and Loan's capital position relative to its regulatory capital requirements at December 31, 2007.

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions		Excess Over Well-Capitalized Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total risk-based capital	$28,278	79.67%	$2,840	8.0%	$3,549	10.0%	$24,729	69.67%
Tier 1 risk-based capital	28,043	79.01	3,855	3.0	2,130	6.0	25,913	73.01
Tier 1 leverage Capital	28,043	21.82	3,855	3.0	6,426	5.0	21,617	16.82

Capital Distributions.  Office of Thrift Supervision regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions.  A savings institution must file an application for Office of Thrift Supervision approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings.  If an application is not required to be filed, savings institutions which are a subsidiary of a savings and loan holding company (as well as certain other institutions) must still file a notice with the Office of Thrift Supervision at least 30 days before the board of directors declares a dividend or approves a capital distribution.

Qualified Thrift Lender Test.  All savings institutions are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations.  A savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in the Internal Revenue Code or meeting the Office of Thrift Supervision QTL test.

Currently, the Office of Thrift Supervision QTL test requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. To be a qualified thrift lender under the IRS test, the savings institution must meet a "business operations test" and a "60 percent assets test," each defined in the Internal Revenue Code.

If the savings institution fails to maintain its QTL status, the holding company's activities are restricted.  In addition, it must discontinue any non-permissible business, although the Office of Thrift Supervision may grant a grace period up to two years for good cause.  Nonetheless, any company that controls a savings institution that is not a qualified thrift lender must register as a bank holding company within one year of the savings institution's failure to meet the QTL test.

Statutory penalty provisions require an institution that fails to remain a QTL to either become a national bank or be prohibited from the following:

•	Making any new investments or engaging in any new activity not allowed for both a national bank and a savings association;

•	Establishing any new branch office unless allowable for a national bank; and

•	Paying dividends unless allowable for a national bank.

Three years from the date a savings association should have become or ceases to be a QTL, by failing to meet either QTL test, the institution must comply with the following restriction:

•	Dispose of any investment or not engage in any activity unless the investment or activity is allowed for both a national bank and a savings association.

At December 31, 2007, the qualified thrift investments of Home Federal Savings and Loan were approximately 95.2% of its portfolio assets.

Affiliate Transaction Restrictions.  Federal laws strictly limit the ability of savings institutions to engage in transactions with their affiliates, including their savings and loan holding companies.  Except for certain exceptions set forth in the Office of Thrift Supervision regulations, a savings association must comply with sections 23A and 23B of the Federal Reserve Act and Regulation W which implements those statutory provisions.  Those statutory and regulatory provisions apply to transactions between a subsidiary institution and its parent company or the non-savings institution subsidiaries of the savings and loan holding company and are limited to 10% of a savings institution's capital and surplus and, with respect to such parent company and all such non-savings institution subsidiaries, to an aggregate of 20% of the savings institution's capital and surplus.  Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts.  Federal law also requires that all transactions between a savings institution and its affiliates be on terms as favorable to the savings institution as transactions with non-affiliates.  Home Federal Savings and Loan believes that all transactions between it and its affiliates at December 31, 2007 were on terms as favorable to it as its transactions with non-affiliates.

Privacy Requirements of the Gramm-Leach-Bliley Act.  The Gramm-Leach-Bliley Act of 1999 provided for sweeping financial modernization for commercial banks, savings banks, securities firms, insurance companies, and other financial institutions operating in the United States. Among other provisions, the Gramm-Leach-Bliley Act places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of personal financial information with unaffiliated third parties.

Anti-Money Laundering.  On October 26, 2001, in response to the events of September 11, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the USA PATRIOT Act).  The USA PATRIOT Act significantly expands the responsibilities of financial institutions, including savings and loan associations, in preventing the use of the U.S. financial system to fund terrorist activities. Title III of the USA PATRIOT Act provides for a significant overhaul of the U.S. anti-money laundering regime. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.  We have established policies and procedures to ensure compliance with the USA PATRIOT Act's provisions, and the impact of the USA PATRIOT Act on our operations has not been material.

Federal Home Loan Bank System.  Home Federal Savings and Loan is a member of the Federal Home Loan Bank of Dallas, which is one of 12 regional Federal Home Loan Banks that administers the home financing credit function of savings institutions.  Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region.  It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System.  It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the Federal Home Loan Bank.  At December 31, 2007, Home Federal Savings and Loan had $15.9 million of Federal Home Loan Bank advances.

As a member, Home Federal Savings and Loan is required to purchase and maintain stock in the Federal Home Loan Bank of Dallas in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans or similar obligations at the beginning of each year.  At December 31, 2007, Home Federal Savings and Loan had $780,000 in Federal Home Loan Bank stock, which was in compliance with this requirement.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects.  These contributions have adversely affected the level of Federal Home Loan Bank dividends paid in the past and could do so in the future.  These contributions also could have an adverse effect on the value of Federal Home Loan Bank stock in the future.

Federal Reserve System.  The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits.  Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution's earning assets. At December 31, 2007, Home Federal Savings and Loan had met its reserve requirement.

TAXATION

Federal Taxation

General.  Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below.  The following discussion of federal and state income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules.  Home Federal Savings and Loan's tax returns have not been audited during the past five years.

Method of Accounting.  For federal income tax purposes, Home Federal Savings and Loan reports income and expenses on the accrual method of accounting and used a December 31 tax year in 2004 for filing its federal income tax return and transitioned to a June 30 tax year in 2005.

Bad Debt Reserves.  The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995.  Prior to that time, Home Federal Savings and Loan was permitted to establish a reserve for bad debts and to make additions to the reserve.  These additions could, within specified formula limits, be deducted in arriving at taxable income.  As a result of the Small Business Job Protection Act of 1996, savings associations must use the experience method in computing their bad debt deduction beginning with their 1996 federal tax return.  In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture.  Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Home Federal Savings and Loan failed to meet certain thrift asset and definitional tests.  New federal legislation eliminated these savings association related recapture rules.  However, under current law, pre-1988 reserves remain subject to recapture should Home Federal Savings and Loan make certain non-dividend distributions or cease to maintain a bank charter.

At December 31, 2007, the total federal pre-1988 reserve was approximately $3.3 million.  The reserve reflects the cumulative effects of federal tax deductions by Home Federal Savings and Loan for which no federal income tax provisions have been made.

Alternative Minimum Tax.  The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences.  The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of the regular income tax.  Net operating losses, of which Home Federal Savings and Loan has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.  Home Federal Savings and Loan has not been subject to the alternative minimum tax or any such amounts available as credits for carryover.

Corporate Dividends-Received Deduction.  Home Federal Bancorp may exclude from its income 100% of dividends received from Home Federal Savings and Loan as a member of the same affiliated group of corporations.  The corporate dividends received deduction is 80% in the case of dividends received from corporations which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.

State Taxation

Home Federal Bancorp is subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income.  The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000.  For these purposes, "Louisiana taxable income" means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction.  In addition, Home Federal Savings and Loan will be subject to the Louisiana Shares Tax which is imposed on the assessed value of a company's stock.  The formula for deriving the assessed value is to calculate 15% of the sum of:

(a)	20% of our capitalized earnings, plus

(b)	80% of our taxable stockholders' equity, minus

(c)	50% of our real and personal property assessment

Various items may also be subtracted in calculating a company's capitalized earnings.

MANAGEMENT

Management of Home Federal Bancorp and Home Federal Savings and Loan

Board of Directors.  The board of directors of Home Federal Bancorp, the proposed new holding company, will be divided into three classes, each of which will contain one-third of the board.  The directors will be elected by our shareholders for staggered three-year terms, or until their successors are elected and qualified.  One class of directors, consisting of Messrs. David Herndon and Humphrey, will have a term of office expiring at the first annual meeting of shareholders after the conversion and offering, a second class, consisting of Messrs. Hearne, Patterson and Wedgeworth, will have a term of office expiring at the second annual meeting of shareholders and a third class, consisting of Messrs. Colquitt, Daniel Herndon, Lawrence and Harrison will have a term of office expiring at the third annual meeting of shareholders.  In addition, in connection with the consummation of the merger, under the terms of the merger agreement, Home Federal Bancorp agreed to appoint to the board the following seven existing directors of First Louisiana Bancshares:  Messrs. Winkler, Meldrum and Simpson for terms expiring at Home Federal Bancorp's first annual meeting of shareholders; Messrs. Rice and Roos for terms expiring at its second annual meeting; and Messrs. Boudreaux and Israel for terms expiring at its third annual meeting.

The following table sets forth certain information regarding the persons who serve as the new holding company's directors, all of whom currently serve as directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  No director of Home Federal Bancorp is related to any other director or executive officer, other than David Herndon who is the brother of Daniel Herndon.  Ages are reflected as of December 31, 2007.

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires	Director Since(1)
Walter T. Colquitt, III	62	Director. Dentist, Shreveport, Louisiana.	2010	1993

Daniel R. Herndon	67	Chairman of the Board of Directors of Home Federal Savings and Loan since January 1998. President and Chief Executive Officer of Home Federal Savings and Loan since September 1993. Chairman, President and Chief Executive Officer of Home Federal Bancorp since 2005.	2010	1980

Scott D. Lawrence	61	Director. President of Southwestern Wholesale, Shreveport, Louisiana since 1980.	2010	1994

David A. Herndon III	70	Director. Retired geologist.	2008	1998

Woodus K. Humphrey	67	Director. Insurance executive, Woodus Humphrey	2008	2001

Mark Malloy Harrison	48	Director. Co-owner of House of Carpets and Lighting, a floor coverings and lighting fixtures business in Shreveport, Louisiana, since September 2007, and co-owner of Roly Poly sandwich franchises located in Shreveport and West Monroe, Louisiana since 2005.	2008(2)	2007

Henry M. Hearne	67	Director. Self employed in the fields of investments and farming.	2009	2000

Clyde D. Patterson	65	Director. Executive Vice President of Home Federal Savings and Loan and Home Federal Bancorp since September 1993 and January 2005, respectively.	2009	1980

Amos L. Wedgeworth, Jr.	81	Director. Retired physician.	2009	1980
____________________
(1)	Includes a service as a director of Home Federal Savings and Loan.
(2)	In accordance with the merger agreement, Mr. Harrison will become a member of the class of directors whose term expires in 2010 following the conversion and offering and the merger.

Upon completion of the merger the seven current directors of First Louisiana Bancshares, Messrs. Boudreaux, Israel, Meldrum, Rice, Roos, Simpson and Winkler, will be appointed as directors of the new holding company.  The five current directors of First Louisiana Bank, Messrs. Boudreaux, Israel, Meldrum, Roos and Winkler, will be appointed as directors of Home Federal Savings and Loan.  The following table sets forth certain information regarding the current directors of First Louisiana Bancshares.  Ages are reflected as of December 31, 2007.

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires(1)
Ron C. Boudreaux	59	Director and President of First Louisiana Bancshares since its formation in 1998 and President and Chief Executive Officer of First Louisiana Bank since its inception in 1999. Director, President and Chief Executive Officer of City Bank & Trust Company, Shreveport, Louisiana from March 1987 to August 1998.	2010

Phillip L. Israel	57	Director of First Louisiana Bancshares and First Louisiana Bank since January 2006. Owner and President of Cypress Operating, Inc., an oil and gas exploration and production company in Shreveport, Louisiana. Director of Aeropres Corporation, headquartered in Shreveport, Louisiana, and director of the Shreveport Petroleum Club.	2010

John H. Meldrum Jr.	58	Director of First Louisiana Bancshares and First Louisiana Bank since July 2000. Sales and management of American Solutions for Business with offices in Shreveport, Louisiana since August 2006 and formerly owner of its predecessor, Bank 'N' Business Systems, a business forms printing and distribution company.	2008

Winston E. Rice*	62	Director of First Louisiana Bancshares since April 2000. General Manager of Winston Edw. Rice LLC, Covington, Louisiana, a law firm that focuses its practice in maritime and energy insurance since December 2001. Co-founder of the law firm of Rice, Fowler, Rodriguez, Kingsmill & Flint L.L.P.	2009

Armand L. Roos	57	Director of First Louisiana Bancshares and First Louisiana Bank since 1998 and 1999, respectively. Of Counsel with the law firm of Wiener, Weiss & Madison, A Professional Corporation, Shreveport, Louisiana since 2005. Member of the Boards of Holy Angels Residential Facility and Feist-Weiller Cancer Center in Shreveport, Louisiana.	2009

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires(1)
Wayne L. Simpson*	77	Director of First Louisiana Bancshares since its formation in 1998. Former director of First Louisiana Bank from 1999 to 2006. President of Vista Corporation and WLS Corporation, two oil and gas companies located in Shreveport, Louisiana since 1969 and 1978, respectively.	2008

David L. Winkler	62	Chairman of the Board of First Louisiana Bancshares since its formation in 1998 and Chairman of the Board of First Louisiana Bank since its inception in 1999. Manager of Winkler Land Company, LLC and Winkler Royalty, L.L.C., family businesses which have interests in oil, gas, timber and real estate, since 1981. An organizer of City Bank & Trust Company, Shreveport, Louisiana and served as Chairman of the Executive Committee and as Vice-Chairman of the Board of Directors from 1984 to 1998.	2008
____________________
*	Messrs. Rice and Simpson will be appointed as directors of the new holding company only.
(1)	Refers to term with the new holding company upon completion of the merger.

Director Compensation.  Directors of the proposed new holding company who also serve as directors of Home Federal Saving and Loan initially will not be compensated by the new holding company but will be compensated by Home Federal Savings and Loan for such service.  Messrs. Rice and Simpson, who will only serve as directors of the new holding company will be compensated by the new holding company.  It is not anticipated that separate compensation will be paid to the new holding company's directors who also serve as directors of Home Federal Savings and Loan until such time as such persons devote significant time to the separate management of the new holding company's affairs, which is not expected to occur unless we become actively engaged in additional businesses other than holding the stock of Home Federal Savings and Loan.  We may determine that such compensation is appropriate in the future. The primary elements of Home Federal Savings and Loan's non-employee director compensation program consist of equity compensation and cash compensation.

From July 2006 to March 2007, members of Home Federal Savings and Loan's Board of Directors received $600 per regular Board meeting held.  Beginning in April 2007, regular Board meeting fees were increased to $750 per meeting.  Members of Home Federal Savings and Loan's committees received $50 per committee meeting attended.  Meetings of the Board or committees held telephonically are not paid.  The members of the Board may also receive bonuses in June and December of each year.  Board fees are subject to periodic adjustment by the Board of Directors.

The table below summarizes the total compensation paid to our non-employee directors for the fiscal year ended June 30, 2007.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	All Other Compensation(2)	Total(3)
Walter T. Colquitt III	$7,650	$5,890	$2,690	$2,497	$18,728
Henry M. Hearne	7,700	5,890	2,690	2,497	18,778
David A. Herndon III	7,700	5,890	2,690	2,497	18,778
Woodus K. Humphrey	5,850	5,890	2,690	2,497	16,928
Scott D. Lawrence	7,100	5,890	2,690	2,497	18,178
Amos L. Wedgeworth, Jr.	6,900	5,890	2,690	2,497	17,978
Sidney D. York	7,650	5,890	2,690	2,497	18,728
____________________
(1)
The column "Stock Awards" reflects expense recognized during fiscal 2007 in accordance with Statement of Financial Accounting Standards No. 123(R) related to grants of restricted stock awards to directors under the 2005 Recognition and Retention Plan.  Such awards are vesting pro rata over five years commencing on the first anniversary of the grant date.  The column "Option Awards" reflects expense recognized during fiscal year 2007 in accordance with Statement of Financial Accounting Standards No. 123(R) related to grants of stock options on August 18, 2005 for each non-employee director made pursuant to our 2005 Stock Option Plan, which options have an exercise price of $9.85 and vest pro rata over five years commencing on the first anniversary of the date of grant.  No restricted stock awards or stock option awards were made in fiscal 2007.

(2)
Includes dividends and interest thereon paid on shares awarded pursuant to the 2005 Recognition and Retention Plan that vested during fiscal 2007.  Dividends paid on the restricted common stock are held in the Recognition Plan Trust and paid to the recipient when the restricted stock is earned.  Also includes bonuses paid in December 2006 and June 2007.

____________________
(3)
At June 30, 2007, each non-employee director held 1,793 unvested stock awards under our 2005 Recognition and Retention Plan and an aggregate of 7,473 outstanding options under our 2005 Stock Option Plan.

In accordance with the rules and regulations of the Office of Thrift Supervision, no future grants or awards are permissible for our non-employee directors under the 2005 Stock Option Plan or 2005 Recognition and Retention Plan unless previous awards are forfeited by our current non-employee directors.

Current Director Independence.  A majority of Home Federal Bancorp's directors are independent directors as defined in the rules of the Nasdaq Stock Market.  The Board of Directors has determined that Messrs. Colquitt, Hearne, Humphrey, Lawrence, Wedgeworth and Harrison are currently independent directors.

Current Membership on Certain Board Committees.  Home Federal Bancorp is not currently subject to the listing requirements of the Nasdaq Stock Market and has not established a standing Compensation Committee or Nominating and Corporate Governance Committee.  The Board of Directors of Home Federal Bancorp has established an Audit Committee consisting of Messrs. Hearne, Lawrence and David Herndon.  The Audit Committee reviews with management and the independent registered public accounting firm the systems of internal control, reviews the annual financial statements, including the Form 10-KSB and monitors Home Federal Bancorp's adherence in accounting and financial reporting to generally accepted accounting principles.  The Audit Committee is comprised of three directors who are independent directors as defined in the Nasdaq listing standards and the rules and regulations of the Securities and Exchange Commission, except for David Herndon, who is the brother of Daniel Herndon.  The Board of Directors has determined that no members of the Audit Committee meet the qualifications established for an audit committee financial expert in the regulations of the Securities and Exchange Commission.  The Audit Committee met one time in fiscal 2007.

Executive Officers Who Are Not Directors.  The following individual currently serves as an executive officer of Home Federal Bancorp and will serve in the same position with Home Federal Bancorp following the conversion and offering.  Age is reflected as of December 31, 2007.

Name	Age	Principal Occupation During the Past Five Years
DeNell W. Mitchell	51	Vice President and Senior Lending Officer of Home Federal Savings and Loan since 1993 and Secretary – Treasurer since 2004; Vice President and Corporate Secretary of Home Federal Bancorp since 2005.

In accordance with Home Federal Bancorp's Louisiana bylaws, our executive officers will be elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors.

Management of Home Federal Bancorp After the Merger

In connection with the consummation of the merger, Daniel R. Herndon, currently President and Chief Executive Officer of Home Federal Bancorp and Home Federal Savings and Loan, will remain as Chairman of the Board of Home Federal Bancorp and Home Federal Savings and Loan and will be appointed as Chief Executive Officer of Home Federal Bancorp.  Ron C. Boudreaux, currently President of First Louisiana Bancshares and President and Chief Executive Officer of First Louisiana Bank, will be appointed Home Federal Bancorp's President and Chief Operating Officer and President and Chief Executive Officer of Home Federal Savings and Loan.  David L. Winkler will be appointed as Vice Chairman of the Boards of Directors of Home Federal Bancorp and Home Federal Savings and Loan.  Clyde D. Patterson, currently Executive Vice President of Home Federal Bancorp and Home Federal Savings and Loan Association will be appointed Executive Vice President and Chief Financial Officer of the new holding company and Executive Vice President and Chief Administrative Officer of Home Federal Savings and Loan Association.

Ron C. Boudreaux.  Mr. Boudreax organized First Louisiana Bank in 1999 and served as its President and Chief Executive Officer and member of the Board of Directors.  As of December 31, 2007, First Louisiana Bank had $123.1 million in assets, including $84.5 million in net loans receivable, stockholders' equity of $11.2 million and 45 full time employees.  Since its inception, First Louisiana Bank has focused on small to medium-size commercial customers in the Shreveport-Bossier City metropolitan market area.  Prior to organizing First Louisiana Bank, from March 1987 to August 1998, Mr. Boudreaux served as President and Chief Executive Officer and member of the Board of Directors of City Bank & Trust, Shreveport, Louisiana.  During Mr. Boudreaux's tenure, he was instrumental in addressing and correcting several weaknesses in City Bank that had resulted in several supervisory agreements since 1985.  The assets of City Bank increased from $18.0 million in 1987 to $68.0 million as of December 31, 1997 prior to its acquisition.  Prior thereto, Mr. Boudreaux served in various management capacities at Progressive National Bank, Mansfield, Louisiana, Bossier Bank & Trust, Bossier City, Louisiana and Fidelity National Bank, Baton Rouge, Louisiana.

Thomas M. Glass.  Mr. Glass has served as Secretary to the Board of Directors and Executive Vice President in charge of the Commercial Lending Division of First Louisiana Bank since 1999.  Prior thereto, Mr. Glass served as Vice President and Commercial Lending Officer of Hibernia National Bank in Shreveport, Louisiana from 1988 to 1999.  Following the merger, Mr. Glass will be appointed Executive Vice President of Lending of Home Federal Savings and Loan.

Rhonda R. Hensley.  Ms. Hensley has served as Secretary and Treasurer of First Louisiana Bancshares since 1998 and Executive Vice-President and Cashier of First Louisiana Bank since 1999.  Prior thereto, Ms. Hensley served as Senior Vice President and Cashier of City Bank & Trust in Shreveport, Louisiana from 1986 to 1998.  Following the merger, Ms. Hensley will be appointed Executive Vice President and Cashier of Home Federal Savings and Loan.

Membership on Certain Board Committees After the Merger

Following completion of the merger, we expect the Board of Directors of the new holding company to establish an audit committee, compensation committee and nominating and corporate governance committee.  All of the members of these committees will be independent directors as defined in the listing standards of The Nasdaq Stock Market.  Such committees will operate in accordance with written charters which we expect to have available on our website.  We do not expect that any members of the audit committee will meet the qualifications established for an audit committee financial expert in the regulations of the Securities and Exchange Commission, however the members will have the requisite financial and accounting background to meet the Nasdaq listing standards.  The following table sets forth the proposed membership of such committees.

Directors	Audit	Compensation	Nominating and Corporate Governance
Mark Malloy Harrison		*	*
Henry M. Hearne	*
Woodus K. Humphrey		*	*
Phillip L. Israel	*
Scott D. Lawrence	*	*	*
John H. Meldrum, Jr.	*	*	*
David L. Winkler		*	*

Summary Compensation Table

The following table sets forth a summary of certain information concerning the compensation paid by Home Federal Savings and Loan for services rendered in all capacities during the fiscal year ended June 30, 2007 to the principal executive officer and the only other executive officer whose total compensation exceeded $100,000 during fiscal 2007.  Home Federal Bancorp, the holding company of Home Federal Savings and Loan, has not paid separate cash compensation to its executive officers.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	All Other Compensation(2)	Total
Daniel R. Herndon President and Chief Executive Officer	2007	$130,350	$23,035	$34,337	$15,660	$51,672	$255,054
Clyde D. Patterson Executive Vice President	2007	103,700	16,370	18,321	9,417	36,988	184,796

(Footnotes on following page)

___________________
(1)
Reflects the amount expensed in accordance with Statement of Financial Accounting Standards No. 123(R) during fiscal 2007 for awards of restricted stock that vested during fiscal 2007, with respect to each of the named executive officers.  The valuation of the restricted stock awards is based on a grant date fair value of $9.85.

(2)
Includes contributions by Home Federal Savings and Loan of $7,220 and $6,103 to the accounts of Messrs. Herndon and Patterson, respectively, under the Home Federal Savings and Loan 401(k) Plan during fiscal 2007, the fair market value ($10.29) on December 31, 2006, the date shares of Home Federal Bancorp common stock were allocated, multiplied by the 948 and 754 shares allocated to the employee stock ownership plan accounts of Messrs. Herndon and Patterson, respectively, during fiscal 2007 and $9,650 and $8,900 in directors' fees paid to Messrs. Herndon and Patterson, respectively, during fiscal 2007.  Also includes health insurance premiums paid on behalf of Messrs. Herndon and Patterson, dividends and interest thereon paid on restricted stock awards in fiscal 2007 and use of a company-owned automobile.

Outstanding Equity Awards at Fiscal Year-End

Home Federal did not grant any awards of restricted stock or stock options during fiscal 2007 to its executive officers named above in the summary compensation table.  The table below sets forth outstanding equity awards at our fiscal year-end, June 30, 2007, to our named executive officers.

					Stock Awards
	Option Awards				Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
	Number of Securities Underlying Unexercised Options		Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable
Daniel R. Herndon	17,400	26,100	$9.85	8/18/2015	10,458	$105,626
Clyde D. Patterson	10,464	15,696	9.85	8/18/2015	5,580	56,358

Proposed Employment Agreements

In connection with the execution of the merger agreement, the Board of Directors of Home Federal Savings and Loan approved employment agreements with Messrs. Herndon and Boudreaux to be effective on completion of the conversion and offering and the merger.  Pursuant to the employment agreements, Messrs. Herndon and Boudreaux will serve as Chairman of the Board and as President and Chief Executive Officer, respectively, for a term of three years commencing upon execution of the agreements which is expected to occur at the time the merger is closed.  On each day during the term of the employment period, the terms of the employment agreements are automatically extended for one additional day unless Home Federal Savings and Loan or the executive gives notice to the other party not to extend the agreements.  At least annually, the Board of Directors of Home Federal Savings and Loan will consider whether to continue to renew the employment agreements.  The employment agreements provide for initial base salaries of $172,500 per year for each of Messrs. Herndon and Boudreaux.  Such salaries may be increased at the discretion of the Board of Directors of Home Federal Savings and Loan but may not be decreased during the term of the agreements without the prior written consent of Messrs. Herndon or Boudreaux.  Home Federal Savings and Loan Association also agreed to provide each of Messrs. Herndon and Boudreaux with an automobile during the term of the agreements as well as life insurance providing a death benefit of not less than two times the executive's base salary.

The employment agreements will be terminable with or without cause by Home Federal Savings and Loan.  The employment agreements provide that in the event of a wrongful termination of employment (including a voluntary termination by Messrs. Herndon or Boudreaux as a result of a material breach of the agreement by Home Federal Savings and Loan or for "good reason" following a change in control of Home Federal Bancorp or Home Federal Savings and Loan, including a change in the executive's position, salary or duties without his consent), each of Messrs. Herndon and Boudreaux would be entitled to (1) an amount of cash severance which is equal to three times the sum of his base salary as of the date of termination plus his prior calendar year's bonus and (2) continued participation in certain employee benefit plans of Home Federal Savings and Loan, including medical and dental plans, until the earlier of 36 months or the date the executive receives substantially similar benefits from full-time employment with another employer.  The employment agreements with Home Federal Savings and Loan provide that in the event any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, then such payments and benefits received thereunder shall be reduced by the minimum amount necessary to result in no portion of the payments and benefits being non-deductible by Home Federal Savings and Loan for federal income tax purposes.  Parachute payments generally are payments equal to or greater than three times the executive's base amount, which is defined to mean the executive's average annual compensation from the employer includable in the executive's gross income during the most recent five taxable years ending before the year in which a change in control of the employer occurs.  Recipients of parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount are not deductible by the employer as compensation expense for federal income tax purposes.

The board of directors of Home Federal Bancorp has also approved employment agreements with Messrs. Herndon and Boudreaux which will be on terms substantially similar to the agreements with Home Federal Savings and Loan, except as provided below.  The agreements with Home Federal Bancorp also will be executed and take effect at the time the merger is closed.  The Home Federal Bancorp agreements provide that severance payments payable to Messrs. Herndon and Boudreaux by Home Federal Bancorp shall include the amount by which the severance benefits payable by Home Federal Savings and Loan are reduced as a result of Section 280G of the Internal Revenue Code, if the parachute payments exceed 105% of three times the executive's "base amount" as defined in Section 280G of the Internal Revenue Code.  If the parachute payments are not more than 105% of the amount equal to three times the executive's base amount, the severance benefits payable by Home Federal Bancorp will be reduced so they do not constitute "parachute payments" under Section 280G of the Internal Revenue Code.  In addition, the agreements with Home Federal Bancorp provide that Home Federal Bancorp shall reimburse Messrs. Herndon and Boudreaux for any resulting excise taxes payable by them, plus such additional amount as may be necessary to compensate them for the payment of state and federal income, excise and other employment-related taxes on the additional payments.  Under the employment agreements, the executive's compensation, benefits and expenses will be paid by Home Federal Bancorp and Home Federal Savings and Loan in the same proportion as the time and services actually expended by the executives on behalf of each company.

Related Party Transactions

During fiscal 2007, Home Federal Savings and Loan has had, and expects to have in the future, banking transactions in the ordinary course of business with its directors and officers, and other related parties.  These transactions have been made on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with persons not related to Home Federal Savings and Loan.  The extensions of credit to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features. None of these loans or other extensions of credit are disclosed as non-accrual, past due, restructured or potential problem loans.

Under Home Federal Bancorp's Audit Committee Charter, the Audit Committee is required to review and approve all related party transactions, as described in Item 404 of Regulation S-K of the SEC's rules.  To the extent such transactions are ongoing business relationships with Home Federal Bancorp or Home Federal Savings and Loan, such transactions shall be reviewed annually and such relationships shall be on terms not materially less favorable than what would be usual and customary in similar transactions between unrelated persons dealing at arms' length.

New Stock Benefit Plans

Employee Stock Ownership Plan.  Home Federal Savings and Loan has established an employee stock ownership plan for its employees which previously acquired 113,887 shares of Home Federal Bancorp's common stock on behalf of participants.  Employees who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in Home Federal Savings and Loan's employee stock ownership plan.

As part of the conversion and offering, the employee stock ownership plan intends to purchase a number of shares of the new holding company's common stock equal to 4.0% of the shares sold in the offering, or 64,000 shares and 73,600 shares based on the midpoint and maximum of the offering range, respectively.  We anticipate that the employee stock ownership plan will borrow funds from the new holding company, and that such loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan and have a term of 15 years.  The new holding company has agreed to loan the employee stock ownership plan the funds necessary to purchase shares.  The loan to the employee stock ownership plan will be repaid principally from Home Federal Savings and Loan's contributions to the employee stock ownership plan and the collateral for the loan will be the common stock purchased by the employee stock ownership plan.  The interest rate for the employee stock ownership plan loan will be fixed and is expected to be at Home Federal Savings and Loan's prime rate at the date the employee stock ownership plan enters into the loan.  The new holding company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders, upon the original issuance of additional shares by the new holding company or upon the sale of treasury shares by the new holding company.  Such purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from the new holding company or from Home Federal Savings and Loan.  The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares purchased by the new holding company's employee stock ownership plan with the loan proceeds will be held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made.  Shares released from the employee stock ownership plan will be allocated to each eligible participant's plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants.  Forfeitures may be used for several purposes such as the payment of expenses or be reallocated among remaining participating employees.  Upon the completion of three years of service, the account balances of participants within the employee stock ownership plan becomes 100% vested.  In the case of a "change in control," as defined in the plan, however, participants will become immediately fully vested in their account balances.  Participants also become fully vested in their account balances upon death, disability or retirement.  Benefits may be payable upon retirement or separation from service.

Generally accepted accounting principles require that any third party borrowing by the new holding company's employee stock ownership plan be reflected as a liability on its statement of financial condition.  Since the employee stock ownership plan is borrowing from the new holding company, the loan will not be treated as a liability but instead will be excluded from shareholders' equity.  If the employee stock ownership plan purchases newly issued shares from the new holding company, total shareholders' equity would neither increase nor decrease, but per share shareholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

Home Federal Savings and Loan's employee stock ownership plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations of the Internal Revenue Service and the Department of Labor.

Stock Option Plan.  Following consummation of the conversion and offering, we intend to adopt a new stock option plan, which will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in the new holding company as an incentive to contribute to its success and reward key employees for outstanding performance.  The new stock option plan will provide for the grant of incentive stock options, intended to comply with the requirements of Section 422 of the Internal Revenue Code, and non-incentive or compensatory stock options.  Options may be granted to our directors and key employees.  The new stock option plan will be administered and interpreted by a committee of the board of directors. Unless sooner terminated, the new stock option plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the board of directors.

Under the new stock option plan, the committee will determine which directors, officers and key employees will be granted options, whether options will be incentive or compensatory options, the number of shares subject to each option, the exercise price of each option, whether options may be exercised by delivering other shares of common stock and when such options become exercisable.  The per share exercise price of an incentive stock option must at least equal the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to employees who are 5% shareholders).

At a meeting of the new holding company's shareholders after the conversion and offering, which under applicable Office of Thrift Supervision policies may be held no earlier than six months after the completion of the conversion and offering, we intend to present the stock option plan to shareholders for approval and to reserve an amount equal to 7.68% of the shares of the new holding company common stock sold in the offering, which is 122,837 shares or 141,263 shares based on the midpoint and maximum of the offering range, respectively, for issuance under the new stock option plan.  Office of Thrift Supervision regulations provide that, in the event such plan is implemented within one year after the conversion and offering, no individual officer or employee of the new holding company may receive more than 25% of the options granted under the new stock option plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the new stock option plan.  Office of Thrift Supervision regulations also provide that the exercise price of any options granted under any such plan must be at least equal to the fair market value of the common stock as of the date of grant.  Further, options under such plan generally are required to vest over a five year period at 20% per year.  Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to five years following the death, disability or other termination of the optionee's employment or service as a director.  However, failure to exercise incentive stock options within three months after the date on which the optionee's employment terminates may result in the loss of incentive stock option treatment.  We currently anticipate that the new stock option plan will be submitted to shareholders of the new holding company within one year, but not earlier than six months from, the date of completion of the conversion and offering.  Accordingly, we expect that the above described limitations imposed by regulations of the Office of Thrift Supervision would be applicable.  However, we reserve the right to submit the new stock option plan to shareholders more than one year from the date of the conversion and offering, in which event the above-described Office of Thrift Supervision regulations may not be fully applicable.  The Office of Thrift Supervision requires that stock option plans implemented by institutions within one year of a conversion and offering must be approved by a majority of the outstanding shares of voting stock.  Stock option plans implemented more than one year after a conversion and offering could be approved by the affirmative vote of the shares present and voting at the meeting of shareholders called to consider such plans.

At the time an option is granted pursuant to the new stock option plan, the recipient will not be required to make any payment in consideration for such grant.  With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of common stock.  The shares reserved for issuance under the new stock option plan may be authorized but previously unissued shares, treasury shares, or shares purchased by the new holding company on the open market or from private sources.  In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the new stock option plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding.

Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and compensatory stock options is different.  A holder of incentive stock options who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to the new holding company at any time as a result of such grant or exercise.  With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and the new holding company will be entitled to a deduction in the amount of income so recognized by the optionee.

Recognition and Retention Plan.  After the conversion and offering, the new holding company intends to adopt a stock recognition and retention plan for its directors, officers and employees.  The objective of the stock recognition and retention plan will be to enable us to provide directors, officers and employees with a proprietary interest in the new holding company as an incentive to contribute to its success.  We intend to present the stock recognition and retention plan to the new holding company's shareholders for their approval at a meeting of shareholders which, pursuant to applicable Office of Thrift Supervision regulations, may be held no earlier than six months after the conversion and offering.

The recognition and retention plan will be administered by a committee of Home Federal Bancorp's board of directors, which will have the responsibility to invest all funds contributed to the trust created for the stock recognition and retention plan.  The new holding company will contribute sufficient funds to the trust so that it can purchase, following the receipt of shareholder approval, a number of shares equal to 3.07% of the shares of Home Federal Bancorp common stock sold in the offering, which is 49,135 shares or 56,505 shares based on the midpoint and maximum of the offering range, respectively.  Shares of common stock granted pursuant to the recognition and retention plan generally will be in the form of restricted stock vesting at a rate to be determined by Home Federal Bancorp's board of directors or a board committee.  Currently, we expect that shares granted under the recognition and retention plan will vest over a five year period at a rate no faster than 20% per year.  For accounting purposes, compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares vest.  A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the trust.  Under the terms of the recognition and retention plan, recipients of awards will be entitled to instruct the trustees of the recognition and retention plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion.  If a recipient's employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted.  We will be able to terminate the recognition and retention plan at any time, and if we do so, any shares not allocated will revert to the new holding company.  Recipients of grants under the recognition and retention plan will not be required to make any payment at the time of grant or when the underlying shares of common stock become vested, other than payment of withholding taxes.

We currently anticipate that the stock recognition and retention plan will be submitted to shareholders of the new holding company within one year, but not earlier than six months from, the date of completion of the conversion and offering.  Accordingly, we expect that the above described limitations imposed by regulations of the Office of Thrift Supervision would be applicable.  However, we reserve the right to submit the stock recognition and retention plan to shareholders more than one year from the date of the conversion and reorganization, in which event the above-described Office of Thrift Supervision regulations may not be fully applicable.

BENEFICIAL OWNERSHIP OF HOME FEDERAL BANCORP COMMON STOCK

The following table sets forth as of May 13, 2008, certain information as to the common stock beneficially owned by (1) each person or entity, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who or which was known to us to be the beneficial owner of more than 5% of the issued and outstanding common stock, (2) the directors of Home Federal Bancorp and (3) all directors and executive officers of Home Federal Bancorp as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership as of May 13, 2008(1)		Percent of Common Stock(2)
Home Federal Mutual Holding Company of Louisiana	2,135,375		63.1%
624 Market Street
Shreveport, Louisiana 71101

Third Avenue Management LLC	251,457	(3)	7.4
622 Third Avenue, 32nd Floor
New York, New York 10017
Directors:
Walter T. Colquitt III	5,621	(4)	*
Mark Malloy Harrison	1,000	(5)
Henry M. Hearne	20,979	(4)(6)	*
Daniel R. Herndon	58,774	(4)(7)	1.7
David A. Herndon III	24,979	(4)(8)	*
Woodus K. Humphrey	5,521	(4)	*
Scott D. Lawrence	15,979	(4)(9)	*
Clyde D. Patterson	24,843	(4)(10)	*
Amos L. Wedgeworth, Jr.	6,979	(4)	*

All Directors and Executive Officers as a Group (10 persons)	169,380	(4)	4.9%
___________________
*	Represents less than 1% of our outstanding common stock.
(1)
Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective individuals.  Under regulations promulgated pursuant to the Securities Exchange Act of 1934, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares.  Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2)
Each beneficial owner's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within 60 days of the voting record date have been exercised.

(3)
This information is based on a Schedule 13G filed with the Securities and Exchange Commission by Third Avenue Management LLC on February 14, 2008. Third Avenue reports sole voting and dispositive power over all the shares.

(4)
Includes a total of 29,885 shares over which the directors and executive officers as a group (10 persons) have voting power which are held in the 2005 Recognition and Retention Plan Trust, that are part of grant awards that are vesting at a rate of 20% per year commencing on August 18, 2006.  The trust holds 1,793 of such shares on behalf of each non-employee director and on behalf of Messrs. Daniel Herndon and Clyde Patterson, 10,458 and 5,580 of such shares, respectively.  Includes a total of 47,856 shares subject to stock options granted pursuant to the 2005 Stock Option Plan that are exercisable within 60 days of the voting record date.  Each non-employee director holds 2,990 of such stock options and Messrs. Daniel Herndon and Clyde Patterson hold 17,400 and 10,464 stock options, respectively.

(5)	The 1,000 shares are held jointly with Mr. Harrison's spouse.

(Footnotes continued on following page)

___________________
(6)	Includes 5,000 shares held by Mr. Hearne's spouse and 10,000 shares held by the Grand Bend Investments LLC, of which Mr. Hearne is a principal.
(7)
Includes 11,342 shares held in Home Federal Savings and Loan Association's 401(k) Plan for the benefit of Mr. Herndon, 1,895 shares allocated to Mr. Herndon's account in the Home Federal Savings and Loan Association employee stock ownership plan and 13,000 shares held by Herndon Investment Company LLC over which Mr. Herndon disclaims beneficial ownership except with respect to his 50% ownership interest therein.

(8)
Includes 13,000 shares held by Herndon Investment Company LLC, of which Mr. Herndon is a 50% owner, and over which he disclaims beneficial ownership except with respect to his pecuniary interest therein.

(9)	Includes 5,000 shares held in Mr. Lawrence's individual retirement account.
(10)
The 5,007 shares are held in Home Federal Savings and Loan Association's 401(k) Plan for the benefit of Mr. Patterson and 1,508 shares allocated to Mr. Patterson's account in the employee stock ownership plan.

PROPOSED MANAGEMENT PURCHASES

The following table sets forth, for each of our directors and for all of our directors and executive officers as a group, (1) the number of exchange shares to be held upon consummation of the conversion and offering, based upon their beneficial ownership of shares of common stock of Home Federal Bancorp as of the date of this prospectus, (2) the proposed purchases of  subscription shares, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Home Federal Bancorp common stock to be held upon consummation of the conversion and offering, in each case assuming that 1,600,000 shares of our stock are sold, which is the midpoint of the offering range.  The shares being acquired by these directors and executive officers are being acquired for investment and not for re-sale.  At the midpoint of the offering range after completion of the conversion and offering and the merger, current directors and executive officers as a group will hold 2.9% of the common stock outstanding and Daniel R. Herndon will hold 1.0%.  No other current directors or executive officers will hold 1.0% or more of the outstanding common stock.

	Number of New Shares to be Received in Exchange For Existing Shares of Home	Proposed Purchases of Common Stock		Total Shares of New Home Federal Bancorp Common Stock to be Held
Name	Federal Bancorp(1) (2) (3)	Dollar Amount	Number of Shares	Dollar Amount	Number of Shares
Directors:
Walter T. Colquitt III	1,917	$1,000	100	$20,710	2,071
Mark Malloy Harrison.	749	25,000	2,500	32,490	3,249
Henry M. Hearne	13,478	10,000	1,000	144,780	14,478
Daniel R. Herndon	31,000	75,000	7,500	385,000	38,500
David A. Herndon III.	16,475	75,000	7,500	239,750	23,975
Woodus K. Humphrey	1,896	1,000	100	19,960	1,996
Scott D. Lawrence.	9,732	10,000	1,000	107,320	10,732
Clyde D. Patterson	10,773	5,000	500	112,730	11,273
Amos L. Wedgeworth, Jr	2,988	1,000	100	30,880	3,088

All Directors and Executive Officers as a Group (10 persons)	91,049	$203,000	20,300	$1,113,490	111,349

(1)
Excludes shares which may be received upon the exercise of outstanding and exercisable stock options.  Based upon the exchange ratio of 0.7493 of the new holding company shares for each share of Home Federal Bancorp common stock at the midpoint of the estimated valuation range, the persons named in the table would have options to purchase our common stock as follows: 2,240 shares for each of Messrs. Colquitt, Hearne, David Herndon, Humphrey, Lawrence and Wedgeworth, 13,037 shares for Mr. Daniel Herndon and 7,840 shares for Mr. Patterson, and for all directors and executive officers as a group, 35,857 shares.

(2)
Excludes unvested shares awarded under the recognition and retention plan, based upon the exchange ratio, in the following amounts: 1,343 shares for each of Messrs. Colquitt, Hearne, David Herndon, Humphrey, Lawrence and Wedgeworth, 7,836 shares for Mr. Daniel Herndon and 4,180 shares for Mr. Patterson, and for all directors and executive officers as a group, 22,392 shares.

(3)
Excludes stock options and awards that may be granted under the proposed new stock option plan and recognition and retention plan if such plans are approved by shareholders at an annual or special meeting of shareholders at least six months following the conversion and reorganization.  See "Management – New Stock Benefit Plans."

(4)
Does not reflect shares of the new holding company common stock to be issued to current directors or executive officers of First Louisiana Bancshares and/or First Louisiana Bank who will become directors and/or executive officers of the new holding company and/or Home Federal Savings and Loan upon completion of the conversion and offering and the merger.  Except as set forth in the table below none of such persons are eligible account holders, supplemental eligible account holders or other members for purposes of purchasing shares of the new holding company common stock in the conversion and offering.  If such persons' shares of First Louisiana Bancshares common stock, assuming none of the First Louisiana Bancshares options held by them are exercised prior to the completion of the merger, are included, based on the merger exchange ratio, all directors and executive officers of the new holding company and/or Home Federal Savings and Loan following completion of the merger (19 persons) would be deemed to own 757,589 shares of the new holding company common stock, or 19.6% at the midpoint of the offering range and assuming 1,324,720 merger exchange shares are  issued in the merger.  The table set forth below includes information with respect to the number of merger exchange shares to be received by the directors and executive officers of First Louisiana Bancshares and First Louisiana Bank who will become directors or executive officers of Home Federal Bancorp and/or Home Federal Savings and Loan after completion of the merger.  Also includes the number of shares proposed to be purchased in the conversion and offering by such persons if they have subscription rights as a result of being depositors of Home Federal Savings and Loan.  For purposes of this table, none of the options to purchase First Louisiana Bancshares common stock held by directors and executive officers of First Louisiana Bancshares are assumed to have been exercised prior to the merger.

Name	Number of Merger Exchange Shares	Number of Shares Proposed to be Purchased in the Conversion and Offering	Percent at Midpoint of Offering Range After the Conversion and Offering and the Merger
Directors:
Ron C. Boudreaux	15,640	--	*
Phillip L. Israel	14,859	--	*
John H. Meldrum Jr.	56,984	--	1.5%
Winston E. Rice	28,562	--	*
Armand L. Roos	30,749	--	*
Wayne L. Simpson	268,466	--	7.0
David L. Winkler	216,562	--	5.6

Executive Officers:
Thomas M. Glass	9,861	--	*
Rhonda R. Hensley	4,552	--	*

All Directors and Executive Officers as a Group (9 persons)	646,240	--	16.7
_____________________

*Amounts to less than 1.0%.

In addition, as of the date hereof, one additional shareholder of First Louisiana Bancshares owns sufficient shares of First Louisiana Bancshares that if it elects to receive and does receive merger consideration consisting solely of New Home Federal Bancorp shares, it will own in excess of 5.0% of the issued and outstanding shares of New Home Federal Bancorp.  The Estate of J.L. Carraway owns 91,898 shares of First Louisiana Bancshares common stock which could be exchanged for 257,314 shares of New Home Federal Bancorp shares or 6.7% of the issued and outstanding shares after completion of the conversion and offering and the merger based on the assumptions set forth above.

The following table sets forth for each of our existing directors and executive officers as well as the directors and executive officers of First Louisiana Bancshares and/or First Louisiana Bank who will become directors and/or executive officers of the new holding company or Home Federal Savings and Loan the estimated number of shares of New Home Federal Bancorp common stock each will own upon completion of the conversion and offering and the merger assuming 1,600,000 shares are sold in the conversion and offering and 1,324,720 merger exchange shares are issued in the merger.

Name	Total Shares of New Home Federal Bancorp Common Stock to be Held	Percent of Shares Assumed to be outstanding

Directors:

Ron C. Boudreaux	15,640	*
Walter T. Colquitt III	2,071	*
Mark Malloy Harrison	3,249	*
Henry M. Hearne	14,478	*
Daniel R. Herndon	38,500	1.0%
David A. Herndon III	23,975	*
Woodus K. Humphrey	1,996	*
Phillip L. Israel	14,859	*
Scott D. Lawrence	10,732	*
John H. Meldrum, Jr.	56,984	1.5
Clyde D. Patterson	11,273	*
Winston E. Rice	28,562	*
Armand L. Roos	30,749	*
Wayne L. Simpson	268,466	7.0
Amos L. Wedgeworth, Jr.	3,088	*
David L. Winkler	216,562	5.6

Executive Officers:

Thomas M. Glass	9,861	*
Rhonda R. Hensley	4,552	*

Total of all Directors and Executive Officers as a Group (19 persons)	757,589	19.6%
________________
*	Amounts to less than 1.0%

HOME FEDERAL BANCORP'S PROPOSAL 1 – APPROVAL OF THE
PLAN OF CONVERSION AND REORGANIZATION

The Boards of Directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan have approved the plan of conversion and reorganization.  The plan of conversion and reorganization also has been approved by the Office of Thrift Supervision, subject to approval by the members of Home Federal Mutual Holding Company and the shareholders of Home Federal Bancorp entitled to vote on the matter.  Office of Thrift Supervision approval does not constitute an endorsement or recommendation of the plan of conversion and reorganization.

General

The Boards of Directors of Home Federal Mutual Holding Company, Home Federal Bancorp and Home Federal Savings and Loan unanimously adopted the plan of conversion and reorganization effective December 11, 2007, as amended April 21, 2008.  The plan of conversion and reorganization has been approved by the Office of Thrift Supervision, subject to, among other things, approval of the plan of conversion and reorganization by the members of Home Federal Mutual Holding Company and the shareholders of Home Federal Bancorp.  The special meeting of shareholders has been called for this purpose on June 27, 2008.  In order for the conversion and offering to be completed, we also must receive approval of application filed with the Office of Thrift Supervision under the Bank Merger Act for the mergers of our interim savings association, which approval we have received.

The conversion to a stock holding company structure also includes the offering by New Home Federal Bancorp of its outstanding shares to qualifying depositors and certain borrowers of Home Federal Savings and Loan in a subscription offering and to certain other persons in a community offering and/or syndicated community offering.  The conversion and offering will be effected as described under "The Conversion and Offering."  The plan of conversion and reorganization has been included as an exhibit to the registration statement filed with the Securities and Exchange Commission.  See "Where You Can Find Additional Information" in this joint proxy statement prospectus.

Purposes of the Conversion and Offering

Home Federal Mutual Holding Company, as a mutual holding company, does not have shareholders and has no authority to issue capital stock.  As a result of the conversion and offering, we will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions.  The conversion and offering will be important to our future growth and performance by providing a larger capital base to support our operations and by enhancing our future access to capital markets, ability to continue to grow our asset base, through additional new branches, acquisitions or otherwise, and to diversify into other financial services related activities and to provide additional services to the public.

The conversion and offering also will result in an increase in the number of shares of common stock held by public shareholders, as compared to the current number of outstanding shares of Home Federal Bancorp common stock, which will facilitate development of a more active and liquid trading market for our common stock.  See "Market for Home Federal Bancorp's Common Stock" on page 45.

The Boards of Directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan believe that it is in the best interests of such companies and their respective members and shareholders to continue to implement our strategic business plan, and that the most feasible way to do so is through the conversion and offering.

Effect of the Conversion and Offering on Public Shareholders

Effect on Outstanding Shares of Home Federal Bancorp.  Federal regulations provide that in a conversion of a mutual holding company to stock form, the public shareholders of Home Federal Bancorp will be entitled to exchange their shares of common stock for common stock of the converted holding company, provided that the association and the mutual holding company demonstrate to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable.  Each publicly held share of Home Federal Bancorp common stock will, on the date of completion of the conversion and offering, be automatically converted into and become the right to receive a number of shares of common stock of the new holding company determined pursuant to the exchange ratio.  We refer to these shares as the "exchange shares."  The public shareholders of Home Federal Bancorp common stock will own the same percentage of common stock in the new holding company after the conversion and offering (but before giving effect to the shares of new holding company common stock issued in the merger) as they hold in Home Federal Bancorp subject to additional purchases, or the receipt of cash in lieu of fractional shares.  The total number of shares of the new holding company held by the former public shareholders of Home Federal Bancorp common stock after the conversion and offering will also be affected by any purchases by these persons in the offering.  However, since the exchange ratio is less than one-for-one, unless the offering range is increased, the market value per share of the shares of New Home Federal Bancorp received may be less than the per share market value of the existing Home Federal Bancorp common stock and the estimated pro forma effective stockholders' equity will be less.

Dissenters' and Appraisal Rights

The public shareholders of Home Federal Bancorp common stock will not have dissenters' rights or appraisal rights in connection with the exchange of publicly held shares of Home Federal Bancorp common stock as part of the conversion and offering.

Exchange of Shares

The conversion of your shares of Home Federal Bancorp common stock into the right to receive shares of the new holding company's common stock will occur automatically on the effective date of the conversion and offering, although you will need to exchange your stock certificate(s) if you hold shares in certificate form.  As soon as practicable after the effective date of the conversion and offering, our exchange agent will send a transmittal form to you.  The transmittal forms are expected to be mailed promptly after the effective date and will contain instructions on how to submit the stock certificate(s) representing existing shares of Home Federal Bancorp common stock.

No fractional shares of the new holding company's common stock will be issued to you when the conversion and offering are completed.  For each fractional share that would otherwise be issued to a shareholder who holds a certificate, you will receive a check in an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $10.00.  If your shares are held in street name, you will automatically receive cash in lieu of fractional shares.  For more information regarding the exchange of your shares see "The Conversion and Offering – Delivery and Exchange of Certificates – Exchange Shares."

Conditions to the Conversion and Offering

Consummation of the conversion and offering are subject to the receipt of all requisite regulatory approvals, including various approvals of the Office of Thrift Supervision.  No assurance can be given that all regulatory approvals will be received.  Receipt of such approvals from the Office of Thrift Supervision will not constitute a recommendation or endorsement of the plan of conversion and reorganization or the offering by the Office of Thrift Supervision.  Consummation of the conversion and offering also is subject to approval by the shareholders of Home Federal Bancorp at the special meeting of shareholders of Home Federal Bancorp and by the members of Home Federal Mutual Holding Company at a special meeting of members to be held the same day as the special meeting of shareholders.  Completion of the conversion and offering requires completion of the merger with First Louisiana Bancshares.  Consequently, failure to complete the merger will result in the termination of the conversion and offering.

Effect on Existing Stock Benefit Plans

Under the plan of conversion and reorganization, the existing stock benefit plans of Home Federal Bancorp will become stock benefit plans of the new holding company and shares of the new holding company's common stock will be issued, or reserved for issuance, pursuant to such benefit plans and not shares of the current Home Federal Bancorp common stock.  Upon consummation of the conversion, the common stock currently reserved for or held by these benefit plans will be converted into options or the new holding company's common stock based upon the exchange ratio.

New Stock Benefit Plans

In connection with the conversion and offering, Home Federal Bancorp will fund the employee stock ownership plan with additional shares of the new holding company's common stock equal to 4.0% of the common stock sold in the offering.  In addition, the new holding company intends to adopt a new stock option plan and new stock recognition and retention plan for which we intend to reserve 7.68% of the shares sold in the offering and fund with 3.07% of the shares sold in the offering, respectively.  For additional information regarding the new stock benefit plans see "Management – New Stock Benefit Plans."

Amendment or Termination of the Plan of Conversion and Reorganization

All interpretations of the plan of conversion and reorganization by the Board of Directors will be final, subject to the authority of the Office of Thrift Supervision.  The plan of conversion and reorganization provides that, if deemed necessary or desirable by the Board of Directors, the plan of conversion and reorganization may be substantively amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to the submission of proxy materials to the shareholders of Home Federal Bancorp and members of Home Federal Mutual Holding Company.  Amendment of the plan of conversion and reorganization thereafter requires a majority vote of the Board of Directors, with the concurrence of the Office of Thrift Supervision.  The plan of conversion and reorganization may be terminated by a majority vote of the Board of Directors at any time prior to the earlier of approval of the plan by the Office of Thrift Supervision and the date of this special meeting and the special meeting of members of Home Federal Mutual Holding Company, and may be terminated at any time thereafter with the concurrence of the Office of Thrift Supervision.  The plan of conversion and reorganization shall be terminated if the conversion is not completed within 24 months from the date on which the members of Home Federal Mutual Holding Company approve the plan of conversion and reorganization, and may not be extended by us or the Office of Thrift Supervision.

HOME FEDERAL BANCORP'S PROPOSAL 2 AND FIRST LOUISIANA BANCSHARES' PROPOSAL 1 – APPROVAL OF THE MERGER AGREEMENT

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement.  A copy of the merger agreement is attached as Appendix A to this joint proxy statement prospectus and is incorporated by reference into this joint proxy statement prospectus.  You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

In connection with the approval of the merger agreement, on December 11, 2007, the boards of directors of Home Federal Bancorp and Home Federal Mutual Holding Company of Louisiana unanimously adopted the plan of conversion, pursuant to which Home Federal Mutual Holding Company will be converted from the mutual to the stock form of organization.  In connection with the conversion, Home Federal Bancorp, Inc. of Louisiana, a new Louisiana corporation, will offer and sell the shares of common stock to be sold in the conversion.  Immediately after the completion of the conversion, it is expected that First Louisiana Bancshares will merge with and into the new holding company with the new holding company being the survivor of the merger in accordance with the terms of the merger agreement, operating under the name "First Louisiana Bancshares, Inc."  It is expected that the conversion and offering and the merger will be completed on the same day.  Immediately thereafter, First Louisiana Bank will merge with and into Home Federal Savings and Loan with Home Federal Savings and Loan being the survivor of the merger operating under the name "First Louisiana Bank."  The merger is governed by the merger agreement, which was unanimously adopted by the respective boards of directors of Home Federal Bancorp, Home Federal Mutual Holding Company, the new holding company and First Louisiana Bancshares.  The new holding company entered into an accession agreement in February 2008 under which it has adopted and become a party to the merger agreement between Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares and as a result agreed to perform all its obligations and agreements set forth in the merger agreement as if it had been a party to the merger agreement as of December 11, 2007 and to be subject to the same obligations and/or limitations as Home Federal Bancorp and Home Federal Mutual Holding company are under the merger agreement.

The merger will not occur unless the conversion is completed.  In the event the conditions to the merger are not satisfied or waived, the offering will be terminated and the funds received in connection therewith returned to subscribers.  The completion of the merger is expected to occur immediately after the completion of the conversion on the same day.   The new holding company expects to issue approximately 1,324,720 shares of its common stock and approximately $8.8 million of cash to the holders of First Louisiana Bancshares common stock subject to increase up to approximately 1,472,525 shares and approximately $9.8 million of cash if all the outstanding options to purchase shares of First Louisiana Bancshares common stock are exercised prior to completion of the merger.  Assuming the issuance of 1,324,720 shares in the merger, at the minimum, as adjusted, and the maximum, as adjusted, of the offering range, First Louisiana Bancshares shareholders would hold between 40.4% and 28.3%, respectively, of the total number of shares of the new holding company issued and outstanding after completion of the merger and the conversion.

Under the terms of the merger agreement, upon completion of the merger, each outstanding share of First Louisiana Bancshares common stock, other than treasury shares, will be converted into the right to receive either $28.00 in cash or 2.8 shares of common stock (referred to as the merger exchange ratio) of New Home Federal Bancorp, the new Louisiana-chartered company, or a combination of cash and common stock, provided that 60% of the shares of First Louisiana Bancshares will be exchanged for shares of the new holding company.  The merger exchange ratio was the result of arms length negotiations between Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares.  In negotiating the merger exchange ratio, Home Federal Bancorp and Home Federal Mutual Holding Company considered a variety of matters including First Louisiana Bancshares’ franchise and market share First Louisiana Bancshares’ historical and projected results of operation and financial condition, an analysis of the performance of a number of financial institutions considered to be a representative peer group on a variety of financial measures, potential cost savings resulting from the merger and the terms of comparable merger transactions announced since January 1, 2007 involving commercial banks, both nationally and those specifically involving companies based in Alabama, Arkansas, Louisiana, Mississippi, Tennessee and Texas, in which the aggregate merger consideration was between $15.0 million and $100.0 million.

Background of the Merger

Since completing the reorganization into the mutual holding company structure in January 2005, Home Federal Bancorp’s board has contemplated the strategic direction that it wished to pursue and how best to leverage its substantial capital base.  Ultimately, the board believed Home Federal Bancorp’s future lay in developing and expanding Home Federal Savings and Loan’s role as a locally-based community financial institution and in connection therewith, expanding its products and services to transform itself to being more like a community bank.  Such strategy also considered Home Federal Bancorp’s desire to strengthen management depth and expertise in connection with implementing such strategy. As part of reviewing its strategic options, the board of Home Federal Bancorp periodically evaluated the possible opportunities to expand through merger and acquisition as an efficient way to implement its strategic goals.

Likewise, First Louisiana Bancshares’ board also periodically considered its strategic alternatives. The strategic alternatives considered by First Louisiana Bancshares’ board have included continuing its on-going operations as an independent institution and acquiring other depository institutions, branch offices or companies engaged in complimentary lines of business. In addition, First Louisiana Bancshares has explored other strategic business combinations with similarly sized or larger institutions.  In particular, within the two years prior to engaging in discussions with Home Federal Bancorp, First Louisiana Bancshares engaged in various informal discussions with other institutions regarding potential strategic combinations.  One of these discussions progressed to more formal negotiations and, in June 2006, First Louisiana Bancshares entered into a non-binding letter of intent with a larger financial institution providing for the potential acquisition of First Louisiana Bancshares.  However, this letter of intent was later terminated by First Louisiana Bancshares following due diligence as a result of a reduction in the proposed merger consideration to be paid to the shareholders of First Louisiana Bancshares. Although the board of directors has pursued the goal of increasing long-term stockholder value by remaining an independent financial institution focused on profitable growth, the board and management have also been acutely aware in recent years of changes in the financial services industry and the competitive challenges facing a financial institution such as First Louisiana Bancshares.  These challenges have included increasing government regulation, increasing expense burdens and commitments for technology and training, an interest rate environment resulting in the compression of net interest margin, and increasing competition in the delivery of financial products and services combined with increasing customer expectations for sophisticated financial products and services.

The management teams of Home Federal Bancorp and First Louisiana Bancshares have been familiar with each other for many years as a result of, among other things, their companies operating in the same geographic area and their participation in various industry-related professional organizations and community services initiatives.

Beginning in April 2007, Messrs. Daniel Herndon and Ron Boudreaux had very informal discussions with respect to the possibility of Home Federal Bancorp acquiring First Louisiana Bancshares due to the similar community banking philosophies and complementary strengths as well as the unique opportunity a combination of the two institutions would create.  As a result of their initial informal discussions which indicated there was a basis for pursuing discussions, Home Federal Bancorp directed Sandler O’Neill & Partners, L.P. to evaluate a potential acquisition of First Louisiana Bancshares.  Similarly, based on these initial discussions, First Louisiana Bancshares asked its financial advisor, National Capital Corporation to analyze a potential business combination with Home Federal Bancorp.

Negotiations on behalf of Home Federal Bancorp were conducted primarily by Daniel Herndon, Chairman, President and Chief Executive Officer of Home Federal Bancorp, Home Federal Bancorp’s counsel, Elias, Matz, Tiernan & Herrick L.L.P., and Sandler O’Neill & Partners.  Home Federal Bancorp’s board of directors met periodically throughout the process to consider issues relating to the proposed acquisition.  Negotiations on behalf of First Louisiana Bancshares were primarily conducted by Ron Boudreaux, President of First Louisiana Bancshares, First Louisiana Bancshares’ counsel, Hunton & Williams LLP, and National Capital Corporation, its financial advisor.

On May 16, 2007, Home Federal Bancorp’s Board met to discuss the proposed acquisition of First Louisiana Bancshares and the likely terms under which the acquisition of First Louisiana Bancshares would be undertaken.  Sandler O'Neill presented at such meeting a preliminary analysis of the potential value of First Louisiana Bancshares.  As a result of such board meeting, the board authorized Daniel Herndon, with the assistance of Home Federal Bancorp’s counsel and financial advisor, to open more formal negotiations of a proposed acquisition of First Louisiana Bancshares.  On May 31, 2007, Home Federal Bancorp and First Louisiana Bancshares entered into a confidentiality agreement pursuant to which each entity agreed to share certain non-public information in order to assist each of them in evaluating the proposed business combination.

During June 2007, representatives of Home Federal Bancorp and First Louisiana Bancshares had several meetings to discuss the proposed acquisition.  During this period, the boards of Home Federal Bancorp and First Louisiana Bancshares had meetings to discuss the status of negotiations.  In addition, during this period Home Federal Bancorp and First Louisiana Bancshares conducted their respective due diligence examinations.

On June 21, 2007, Home Federal Bancorp submitted a non-binding indication of interest to First Louisiana Bancshares setting forth the primary terms under which Home Federal Bancorp was willing to undertake a merger with First Louisiana Bancshares. Initially, Home Federal Bancorp offered to pay $30.00 per share for each share of common stock of First Louisiana Bancshares, with the aggregate merger consideration to be a mixture of cash and stock of a new holding company established in connection with the conversion of the mutual holding company.  As a result of further discussion and the due diligence review of First Louisiana Bancshares, Home Federal Bancorp offered to pay $28.00 per share for each share of First Louisiana Bancshares.  The due diligence process included an analysis of the capital structures of each of First Louisiana Bancshares and First Louisiana Bank. Due to a capital contribution to First Louisiana Bank by First Louisiana Bancshares using a portion of the net proceeds of a trust preferred issuance, First Louisiana Bancshares' capital was less than originally believed by Home Federal Bancorp resulting in an adjustment to the proposed per share merger consideration.  Home Federal Bancorp also proposed that the merger consideration be comprised of a mix of 60% in stock of the new holding company and 40% in cash.  On July 24, 2007, First Louisiana Bancshares’ board of directors held a meeting and was updated on the status of negotiations with Home Federal Bancorp.  On the basis of the progress made to date in the negotiations, the boards of directors of both First Louisiana Bancshares and Home Federal Bancorp authorized their respective representatives to finalize the principal terms of the proposed merger as soon as possible.  Such negotiations were concluded in late July 2007.On July 24, 2007, First Louisiana Bancshares’ board of directors held a meeting and was updated on the status of negotiations with Home Federal Bancorp.  On the basis of the progress made to date in the negotiations, the boards of directors of both First Louisiana Bancshares and Home Federal Bancorp authorized their respective representatives to finalize the principal terms of the proposed merger as soon as possible.  Such negotiations were concluded in late July 2007.

On August 2, 2007, as required by applicable regulations of the Office of Thrift Supervision, Home Federal Bancorp submitted a summary business plan to the Midwest Regional Office of the Office of Thrift Supervision reflecting the conversion of Home Federal Mutual Holding Company and the proposed acquisition in connection therewith of First Louisiana Bancshares.  On August 29, 2007, Messrs. Herndon and Boudreaux met with representatives of the Office of Thrift Supervision to discuss the summary business plan and the proposed second step conversion and proposed acquisition.  In mid-September 2007, the OTS notified Mr. Herndon that Home Federal Bancorp was authorized to proceed to prepare the required applications to obtain approval of conversion of Home Federal Mutual Holding Company and the concurrent acquisition of First Louisiana Bancshares and to negotiate a definitive merger agreement with First Louisiana Bancshares.

On October 1, 2007, Home Federal Bancorp’s counsel delivered a proposed merger agreement to First Louisiana Bancshares, its counsel and its financial advisors.  Over the next six weeks, the parties negotiated the terms of the definitive merger agreement.  On November 26, 2007, the merger agreement and all the related documents were distributed to Home Federal Bancorp’s and Home Federal Mutual Holding Company’s boards of directors.  On November 28, 2007, the boards of directors of Home Federal Bancorp and Home Federal Mutual Holding Company meet in joint session to review and consider the draft merger agreement and the related documents negotiated by the Home Federal Bancorp and First Louisiana Bancshares management and their respective counsel and financial advisors.  The Home Federal Bancorp and Home Federal Mutual Holding Company boards received presentations regarding the definitive merger proposal from their counsel, Elias, Matz, Tiernan & Herrick L.L.P., and from their financial advisor, Sandler O’Neil & Partners.  Representatives of both Elias, Matz, Tiernan & Herrick L.L.P. and Sandler O’Neill & Partners responded to questions from the Home Federal Bancorp and Home Federal Mutual Holding Company boards.  At the Home Federal Bancorp and Home Federal Mutual Holding Company board meeting, Sandler O’Neill & Partners delivered its oral opinion that the merger consideration was fair to Home Federal Bancorp and Home Federal Mutual Holding Company from a financial point of view.  After careful and deliberate consideration of these presentations as well as of the interests of Home Federal Bancorp’s stockholders, Home Federal Mutual Holding Company’s members and Home Federal Savings and Loan’s customers, employees and the communities served by Home Federal Bancorp and Home Federal Mutual Holding Company and the unique opportunity presented by the merger with First Louisiana Bancshares, the Home Federal Bancorp and Home Federal Mutual Holding Company boards unanimously approved the merger agreement and the related documents subject to the resolution by management of certain matters.  Home Federal Bancorp’s and Home Federal Mutual Holding Company’s boards authorized management to finalize negotiations and execute the merger agreement and related documents as long as the final terms were consistent with and within the parameters set by the boards. Home Federal Bancorp and Home Federal Mutual Holding Company also approved the plan of conversion pursuant to which Home Federal Mutual Holding Company would convert from mutual to stock form.  The boards also resolve to recommend the merger agreement be approved by Home Federal Bancorp’s stockholders and the plan of conversion be approved by Home Federal Bancorp’s stockholders and Home Federal Mutual Holding Company’s members.

On November 15, 2007, First Louisiana Bancshares’ board of directors met to review the draft merger agreement and related documents negotiated by the Home Federal Bancorp and First Louisiana Bancshares managements and their respective counsel.   After consideration of the interests of the First Louisiana Bancshares’ stockholders, customers, employees and the communities served by First Louisiana Bancshares, the First Louisiana Bancshares board unanimously approved the merger agreement and the related documents at this meeting.  Before taking this action, the First Louisiana Bancshares board received presentations regarding the merger agreement and the related documents from First Louisiana Bancshares’ financial advisor National Capital.  At the First Louisiana Bancshares board meeting, National Capital delivered its oral opinion that the merger consideration to be received from Home Federal Bancorp was fair to the shareholders of First Louisiana Bancshares from a financial point of view (which opinion was subsequently confirmed by National Capital in writing).

Over the next few weeks, representatives of Home Federal Bancorp and First Louisiana Bancorp negotiated the remaining issues, none of which related to the amount or the form of merger consideration to be paid to First Louisiana Bancshares’ stockholders.  On December 11, 2007, representatives of both Home Federal Bancorp and First Louisiana Bancshares finalized the terms of the merger agreement and the related documents.  Sandler O’Neill & Partners, Home Federal Bancorp’s and Home Federal Mutual Holding Company’s financial advisor, reaffirmed its oral opinion that the merger consideration was fair to Home Federal Bancorp and Home Federal Mutual Holding Company from a financial point of view (which opinion was subsequently confirmed in writing).

As a result, Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares executed the merger agreement; the related voting agreements were signed by the directors of Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares; and the transaction was publicly announced after the close of business on December 11, 2007.

Home Federal’s Reasons for the Merger; Recommendation of Home Federal Bancorp’s Board of Directors

The board of directors of Home Federal Bancorp believe that the merger will enhance the competitive position of the combined entities and will enable the resulting institution to compete more effectively than either Home Federal Bancorp or First Louisiana Bancshares could on its own.  The combined entity will have greater financial resources and, as a result of the offering, increased capital levels.  Home Federal Bancorp’s pro forma tangible stockholders’ equity will amount to 17.9% of pro forma total assets at December 31, 2007, assuming the shares of common stock are sold at the midpoint of the offering range.  The conversion and the merger will result in increased funds being available for lending purposes and greater resources for expansion of our services.  Home Federal Bancorp also believes that the merger will provide it with the opportunity to combine management talent.  As a result, we believe the merger with First Louisiana Bancshares, when combined with the conversion and offering, will better enable us to serve the convenience and needs of our customers and the communities in which we operate and will enhance our ability to compete effectively against the larger regional and super-regional financial institutions operating in our area.

The terms of the merger agreement were the result of arm’s length negotiations between the representatives of Home Federal Bancorp and First Louisiana Bancshares.  Among the factors considered by the board of directors of Home Federal Bancorp were:

•
the ability to expand Home Federal Bancorp’s presence in Caddo and Bossier Parishes by expanding its branch network by the addition of the four branch offices of First Louisiana Bank, including one branch office expected to be opened (and which did open) in April 2008;

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information concerning the financial condition, results of operations, capital levels, asset quality and prospects of Home Federal Bancorp and First Louisiana Bancshares, including consideration of both companies’ historical and projected results of operation and financial condition and a review of First Louisiana Bancshares’ financial performance by comparison to a peer group;

•	a comparison of the terms of the merger to other commercial bank merger transactions both nationally and involving companies headquartered in the south-central region of the United States;

•	the belief by Home Federal Bancorp that the merger will be accretive to the combined entity’s earnings per share beginning in the year the merger is completed;

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the anticipated short-term and long-term impact the conversion and the merger will have on Home Federal Bancorp’s consolidated results of operations, including the ability to diversify its lending activities by the ability to offer commercial real estate and commercial business lending as well as expanded banking products and services;

•
the general structure of the transaction and the perceived compatibility of the respective management teams and business philosophies of Home Federal Bancorp and First Louisiana Bancshares which Home Federal Bancorp’s board believed would make it easier to integrate the operations of the two companies;

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the belief that the merger will enhance Home Federal Bancorp’s franchise value by the expansion of its branch network, among other things, and the enhancement of its ability to compete in relevant banking and non-banking markets;

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current industry and economic conditions facing Home Federal Bancorp and First Louisiana Bancshares, including an increasingly competitive environment facing both institutions characterized by intensifying competition from both non-financial institutions as well as other banks and savings institutions, the continuing consolidation of the financial services market and the increasing costs and complexities of compliance with the expanding regulatory requirements imposed on financial institutions as well as public reporting companies;

•	the assumed cost savings available to the combined entity as a result of the merger;

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the anticipated impact of  conversion and the merger on the depositors, borrowers, employees, customers and communities served by Home Federal Bancorp and First Louisiana Bancshares through the contemplated expansion of commercial real estate and commercial business lending as well as the expansion of retail banking products and services;

•
the level of dilution to be experienced by the existing Home Federal Bancorp shareholders as well as the new shareholders who purchase shares of the new holding company in the conversion and offering as a result of the shares of new holding company common stock being issued to First Louisiana Bancshares shareholders;

•	the likely exchange ratio pursuant to which the existing shareholders of Home Federal Bancorp would exchange their shares, which ratio might be less than one-for-one; and

•	the risk that the conversion and offering and the merger might not be completed on a timely basis or not at all due to the various regulatory, shareholder and member approvals required.

In making its determination, Home Federal Bancorp’s board of directors did not ascribe any relative or specific weights to the factors listed above which it considered.  In addtion, individual members of the board may have given differing levels of importance to the various factors considered.  The foregoing discussion of the factors considered by Home Federal Bancorp’s board is not intended to be exhaustive, but it does include the material factors considered by the board.

Home Federal Savings and Loan and First Louisiana Bank currently serve overlapping market areas in Caddo and Bossier Parishes in northwest Louisiana.  As a result of the merger, Home Federal Savings and Loan will operate seven full-service branch offices upon completion of the merger.

The estimated aggregate pre-tax cost of the merger and reorganization, assuming the offering is completed at the midpoint of the offering range, is $2.3 million.  With respect to those estimated costs related to the conversion, estimated to be approximately $1.2 million, such costs will be netted against the proceeds of the conversion offering and will not affect Home Federal Bancorp’s results of operation for the period in which the conversion is completed.  A portion of the estimated costs of the merger will be considered part of the purchase price and will be included in calculating the amount of goodwill resulting from completion of the merger.  Such goodwill is an intangible asset, which is not subject to amortization but instead is subject to annual impairment testing.  See “Pro Forma Data” in the prospectus and “-Accounting Treatment of the Merger.”

In light of the foregoing, the board of directors of Home Federal Bancorp believes that the conversion and the merger are in the best interest of Home Federal Bancorp's shareholders and Home Federal Savings and Loan’s customers.

The board of directors of Home Federal Bancorp unanimously recommends that Home Federal Bancorp shareholders vote “for” adoption of the merger agreement.

First Louisiana Bancshares’ Reasons for the Merger; Recommendation of First Louisiana Bancshares’ Board of Directors

After careful consideration, the board of directors of First Louisiana Bancshares determined that the merger is fair to, and in the best interests of, First Louisiana Bancshares and its shareholders.  Accordingly, the board unanimously adopted the merger agreement and unanimously recommends that the shareholders of First Louisiana Bancshares vote “FOR” the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement.

In reaching its decision to recommend this merger to the shareholders of First Louisiana Bancshares, the board concluded that First Louisiana Bancshares and Home Federal Bancorp have a unique strategic fit and that the merger provides a distinctive opportunity for enhanced financial performance and shareholder value after considering, among other things, the opportunities for expense reduction and the plans for integration.  First Louisiana Bancshares and Home Federal Bancorp bring similar community banking philosophies and approaches, as well as complementary strengths, to the combined holding company.  The board of directors of First Louisiana Bancshares believes that the expanded footprint of the combined holding company will enable it to better compete with the other bank holding companies having broader geographic coverage in the Shreveport-Bossier City market area and solidify its position as a major provider of financial services in the area.

The board of directors determined that the merger would place the combined holding company in an improved competitive position in the financial markets because it believes the merger combines two financially sound holding companies with complementary businesses and business strategies, thereby creating a stronger combined holding company with greater size, flexibility, breadth of services, efficiency, capital resources, profitability and potential for growth than either holding company possesses alone.  The board believes that each holding company currently is well-managed, that each holding company will contribute complementary business strengths resulting in a well-diversified combined holding company, with a strong capitalization and diversification that will allow the combined holding company to take advantage of future opportunities for growth.

The terms of the merger agreement, including the merger exchange ratio, were the result of arms-length negotiations between the representatives of First Louisiana Bancshares and Home Federal Bancorp.  In concluding that the merger is in the best interests of First Louisiana Bancshares and fair to First Louisiana Bancshares and its shareholders, the board considered, among other things, the following factors that supported the decision to approve the merger:

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the board’s knowledge and analysis of the current and prospective industry and economic conditions facing the financial services industry generally, including continuing consolidation in the industry, increasing competition, and the increasing importance of operational scale and financial resources in maintaining efficiency, remaining competitive and capitalizing on technological developments;

•	the current and prospective environment in the banking market in which First Louisiana Bancshares and First Louisiana Bank operate;

•
a review of the strategic options available to First Louisiana Bancshares, including remaining as a stand-alone holding company, acquiring other depository institutions, branches or companies, and entering into other strategic business combinations with organizations engaged in complimentary lines of businesses, and the assessment by our board of directors that none of these options presented superior opportunities, or were likely to result in greater value for the shareholders of First Louisiana Bancshares than the prospects to be realized by the merger;

•
the financial terms of the merger, including the amount of merger consideration and its relation to the book value and earnings per share of our common stock and recent trades of First Louisiana Bancshares common stock, and in light of the community banking industry in general and the absence of an active trading market for First Louisiana Bancshares common stock;

•
the fairness opinion by National Capital Corporation to the First Louisiana Bancshares board of directors, representing an independent assessment of the financial terms of the transactions, stating that the merger consideration is fair to First Louisiana Bancshares stockholders, from a financial point of view;

•	the strategic business, operations, financial condition, asset quality, earnings and prospects of each of First Louisiana Bancshares and Home Federal Bancorp;

•	the consistency of the merger with the business strategy of First Louisiana Bancshares, including improving customer attraction and retention and focusing on expense control;

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the expected treatment of the merger as a "reorganization" which would permit stockholders of First Louisiana Bancshares to avoid recognizing either federal income tax gain or loss upon receipt of that portion of the merger consideration consisting of shares of common stock of the new holding company;

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the board’s belief that management of First Louisiana Bancshares and that of Home Federal Bancorp share a common vision of commitment to their respective shareholders, employees, suppliers, creditors and customers;

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the structure of the merger whereby each of First Louisiana Bancshares and Home Federal Bancorp will have substantial input with respect to the control and future plans of the combined holding company, which would enable the combined company to leverage the best practices of each holding company;

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the fact that the boards of directors of the combined holding company and Home Federal Savings and Loan will have significant representation by First Louisiana Bancshares and First Louisiana Bank directors, respectively, and the chief executive officer of First Louisiana Bancshares will become the chief operating officer of the new holding company and the chief executive officer of Home Federal Savings and Loan.

•	the provisions of the merger agreement designed to enhance the probability that the deal will be consummated;

•	the board’s review of the reports of management and outside advisors concerning the due diligence examination of operations, financial condition and prospects of Home Federal Bancorp;

•	the board’s expectation, after consulting with legal counsel, that the required regulatory approvals could be obtained;

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the further effect of the merger on constituencies other than the shareholders of First Louisiana Bancshares, including the customers and employees and the communities that are served by First Louisiana Bancshares and First Louisiana Bank;

•	the willingness of Home Federal Bancorp to honor First Louisiana Bancshares’ employee benefit plans;

•	the results of the due diligence review conducted on Home Federal Bancorp, including the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner; and

•
the structure of the merger and the financial and other terms of the merger agreement, including the fact that 60% of the merger consideration consisted of stock that would allow First Louisiana Bancshares stockholders to continue to participate in the future growth prospects of the combined entities.

The board’s analysis concluded that First Louisiana Bancshares and Home Federal Bancorp are a highly complementary fit because of Home Federal Bancorp’s geographic coverage, which would enhance First Louisiana Bancshares’ already growing presence in its market area, the complementary nature of the markets served and products offered by First Louisiana Bancshares and Home Federal Bancorp and the expectation that the merger would provide economies of scale, expanded product offerings, expanded opportunities for cross-selling, long-term cost savings opportunities and enhanced opportunities for growth.

The board of directors also considered the following factors that potentially created risks if the board decided to approve the merger:

•	the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of on-going business or in the loss of customers;

•	the possibility that the anticipated benefits of merger may not be realized, including the expected long-term cost savings;

•	the anticipated effect of the merger on employee compensation, benefits and incentives under various employment-related agreements, plans and programs;

•
the fact that First Louisiana Bancshares could not enter into another merger agreement until July 31, 2008 if the merger was not completed before then, which may limit business combinations during this period;

•	the possibility that regulatory approval may not be obtained;

•
the termination fee of $700,000 to be paid by First Louisiana Bancshares to Home Federal Bancorp if the merger agreement was terminated under limited circumstances, which the board understood may limit First Louisiana Bancshares’ ability to pursue other acquisition proposals but was a condition to Home Federal Bancorp's willingness to enter into the merger agreement; and

•	the uncertainty in the market price of the common stock of the new holding company due to the fact that the new holding company will be a newly formed corporation with no prior trading history.

The board of directors of First Louisiana Bancshares concluded that the anticipated benefits of combining with Home Federal Bancorp were likely to substantially outweigh the preceding risks. The foregoing discussion of the factors considered by the board of directors of First Louisiana Bancshares is not intended to be exhaustive, but includes the material factors considered by the board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors.  In addition, individual members of the board of directors may have given different weights to different factors.  The board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of First Louisiana Bancshares and its shareholders.

The board of directors of First Louisiana Bancshares realized there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings and earnings accretion.  However, the board concluded that the potential positive factors outweighed the potential risks of consummating the merger. It should be noted that this explanation of the board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements,” beginning on page 26.

The board of directors of First Louisiana Bancshares unanimously recommends that the shareholders of First Louisiana Bancshares vote “for” the adoption of the merger agreement.

Conditions to the Merger

The merger agreement provides that consummation of the merger is subject to the satisfaction of certain conditions, or the waiver of certain of such conditions by Home Federal Bancorp and Home Federal Mutual Holding Company, on the one hand, and First Louisiana Bancshares on the other, as the case may be, at or prior to the date the merger is completed.  Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares are referred to in the following discussion individually as a “party” and collectively as the “parties.”  Each of the parties’ obligations under the merger agreement are subject to the following conditions, among others:

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the receipt of all necessary regulatory approvals required to complete the transactions contemplated by the merger agreement, and the expiration of all waiting periods with respect to such approvals, provided that none of such approvals contain any condition or requirement that, individually or in the aggregate that would so materially reduce the economic or business benefits of the transactions contemplated by the merger agreement to Home Federal Bancorp that had such condition or requirement been known, Home Federal Bancorp would not, with reasonable judgment, have entered into the merger agreement;

•	the conversion and the offering shall have been completed;

•	the approval of the merger agreement by the stockholders of both Home Federal Bancorp and First Louisiana Bancshares;

•
compliance with or satisfaction of all representations, warranties, covenants and conditions set forth in the merger agreement, unless waived by the other party to the merger agreement entitled to the benefit of such condition;

•	the approval for listing of the shares of common stock of the new holding company on The Nasdaq Stock Market;

•
the absence of any order, decree or injunction of a court or agency of competent jurisdiction which  prohibits, restricts or makes illegal consummation of the merger or the transactions contemplated by the merger agreement;

•
the receipt by the parties of opinions from their respective counsel that the merger will be treated for federal income tax purposes as constituting a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•
the performance and compliance in all material respects by each party to the merger agreement of all covenants and obligations required to be performed by it at or prior to the completion of the merger;

•	all required third party consents have been obtained;

•	the accuracy in all material respects as of December 11, 2007 and as of the date of the completion of the merger of the representations and warranties of each party except:

o	as to any representation or warranty which specifically relates to an earlier date; or

o
subject to certain exceptions set forth in the merger agreement, any inaccuracies in the representations and warranties shall not prevent the satisfaction of this condition unless the cumulative effect of all such inaccuracies, taken in the aggregate, represent a material adverse change to the financial condition, results of operation or business of the affected party or materially impairs the ability of the affected party to consummate the merger or any of the transactions contemplated by the merger agreement; and

•
the receipt from Home Federal Bancorp and Home Federal Mutual Holding Company, on the one hand, and First Louisiana Bancshares on the other of such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in the merger agreement as the party receiving the certificates may reasonably request.

In the event that either Home Federal Bancorp or First Louisiana Bancshares determines that a condition to its respective obligations to complete the merger cannot be fulfilled on or prior to termination of the merger agreement, it will promptly notify the other party.  Home Federal Bancorp and First Louisiana Bancshares agreed under the terms of the merger agreement to promptly inform the other party of any facts applicable to it that would be likely to prevent or materially delay approval of the merger, the conversion or other transactions contemplated by the merger agreement by any regulatory authority or third party whose approval, non-objection or consent is required or which would otherwise prevent or materially delay completion of such transactions.

Conduct of Business Prior to the Closing Date

Under the terms of the merger agreement, Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares have agreed to conduct their respective businesses and engage in transactions only in the ordinary course of business and consistent with past practice except as expressly contemplated or permitted under the merger agreement, except with the prior written consent of Home Federal Bancorp and Home Federal Mutual Holding Company or First Louisiana Bancshares, as the case may be.  Each of Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares have also agreed to use, and to cause each of their respective subsidiaries to use, its reasonable efforts to preserve its respective business organization intact, to keep available to itself and the other parties the present services of its employees, and to preserve to itself and to the other parties the goodwill of its customers and others with whom business relationships exist.

In addition, under the terms of the merger agreement, each of Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares has agreed that, except as otherwise agreed to or as permitted by the merger agreement, it will not, and will cause each of its subsidiaries not to:

•
with respect to Home Federal Bancorp and First Louisiana Bancshares, declare, set aside, make or pay any dividend or other distribution, whether in cash, stock or property or any combination, in respect of the Home Federal Bancorp or First Louisiana Bancshares common stock, respectively, except for regular quarterly cash dividends by Home Federal Bancorp at a rate not in excess of $0.06 per share; provided, however, that Home Federal Bancorp’s and First Louisiana Bancshares’ subsidiaries will not be restricted in their ability to pay dividends on their capital stock to Home Federal Bancorp or First Louisiana Bancshares, respectively;

•
issue any shares of its capital stock, other than upon exercise of options existing as of December 11, 2007 to purchase shares of Home Federal Bancorp or First Louisiana Bancshares common stock, as the case may be, or issue, grant, modify or authorize any warrants, options, rights or convertible securities or other arrangements or commitments which would obligate Home Federal Bancorp or First Louisiana Bancshares to issue or dispose of any of its capital stock or other ownership rights; purchase any shares of First Louisiana common stock; or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

•
amend its articles of incorporation, charter, bylaws or similar organizational documents; impose, or suffer the imposition, on any share of stock or other ownership interest held in a subsidiary thereof, of any lien, charge or encumbrance or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any material debt or claim;

•
increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to, any of its directors, officers or employees, except:

o	as may be required pursuant to previously disclosed commitments existing on December 11, 2007;

o	as may be required by law; and

o	merit increases made in accordance with past practices, normal cost-of-living increases and normal increases related to promotions or increased job responsibilities;

•
enter into or, except as may be required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit-sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to First Louisiana Bancshares’ or Home Federal Bancorp’s retirement plans or First Louisiana Bancshares’ KSOP or Home Federal Bancorp’s employee stock ownership plan other than as required by law or regulation or in a manner and amount consistent with past practices and except as specifically provided in the merger agreement;

•	enter into:

o	any transaction, agreement, arrangement or commitment not made in the ordinary course of business;

o
any agreement, indenture or other instrument relating to the borrowing of money or guarantee of any such obligation, except in the case of Home Federal Savings and Loan or First Louisiana Bank for deposits, borrowings from the Federal Home Loan Bank of Dallas, federal funds purchased and securities sold under agreements to repurchase in the ordinary course of business consistent with past practice;

o
any agreement, arrangement or commitment relating to the employment of an employee or consultant, or amend any such existing agreement, arrangement or commitment, provided that Home Federal Bancorp, Home Federal Savings and Loan, First Louisiana Bancshares and First Louisiana Bank may employ an employee or consultant in the ordinary course of business if the employment of such employee or consultant is terminable by Home Federal Bancorp, Home Federal Savings and Loan, First Louisiana Bancshares or First Louisiana Bank, as the case may be, at will without liability, other than as required by law; or

o	any contract, agreement or understanding with a labor union;

•
change its method of accounting in effect for the year ended June 30, 2007, with respect to Home Federal Bancorp, or the year ended December 31, 2006, with respect to First Louisiana Bancshares, except as required by changes in laws or regulations or generally accepted accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for such year, except as required by changes in laws or regulations;

•
make any capital expenditures in excess of $75,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on December 11, 2007 and other than expenditures necessary to maintain existing assets in good repair; or enter into any new lease of real property or any new lease of personal property providing for annual payments exceeding $50,000;

•	except as previously disclosed as of December 11, 2007, file any applications or make any contract with respect to branching or site location or relocation;

•
acquire in any manner whatsoever, other than to realize upon collateral for a defaulted loan, control over or any equity interest in any business or entity, except for investments in marketable equity securities in the ordinary course of business and not exceeding 5% of the outstanding shares of any class;

•
enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

•	change or modify in any material respect any of its lending or investment policies, except to the extent required by law or an applicable regulatory authority;

•	take any action that would prevent or impede the merger or the conversion from qualifying as a reorganization within the meaning of Section 368 of the Code;

•
enter into any futures contract, option contract, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•
take any action that would result in any of the representations and warranties contained in the merger agreement not to be true and correct in any material respect at the date of completion of the merger or that would cause any of the conditions to consummation of the merger from being satisfied;

•	materially increase or decrease the rate of interest paid on time deposits or certificates of deposit except in a manner and pursuant to policies consistent with past practices; or

•	agree to do any of the foregoing.

Required Approvals

Various approvals of the Office of Thrift Supervision and the Louisiana Office of Financial Institutions and waiver of approval of the Board of Governors of the Federal Reserve System are required in order to consummate the merger.  We have made the necessary filings with the Office of Thrift Supervision and the Louisiana Office of Financial Institutions and have received the approval of the Office of Thrift Supervision.  In addition, consummation of the merger is subject to the waiver by the Federal Reserve Board of the requirement to apply for approval of the new holding company to own First Louisiana Bank for a moment in time before its merger with and into Home Federal Savings and Loan.  Submission for the waiver request has been filed and is currently pending. There can be no assurance that the requisite waiver will be received in a timely manner, in which event the completion of the conversion and the merger may be delayed beyond the expiration of the offering.  In the event the conversion and the merger are not consummated on or before July 31, 2008, the merger agreement may be terminated by either Home Federal Bancorp and Home Federal Mutual Holding Company or First Louisiana Bancshares.

Boards of Directors’ Covenant to Recommend the Merger Agreement; Board of Directors’ Covenant to Recommend the Plan of Conversion

Under the merger agreement, Home Federal Bancorp and First Louisiana Bancshares each agreed to take all action necessary to convene as soon as reasonably practicable a meeting of shareholders to consider and vote upon the approval of the merger agreement, and, with respect to Home Federal Bancorp, approval as well of the plan of conversion.  In addition, the merger agreement requires Home Federal Bancorp’s and First Louisiana Bancshares’ board of directors to recommend that their respective shareholders approve the merger agreement at all times prior to and during the respective meetings of both Home Federal Bancorp’s and First Louisiana Bancshares’ shareholders at which the merger agreement is to be considered by them.  However, nothing in the merger agreement prevents the First Louisiana Bancshares board of directors from withholding, withdrawing, amending or modifying its recommendation if it determines, after consultation with its outside counsel, that such action is legally required in order for the directors of First Louisiana Bancshares to comply with their fiduciary duties to the First Louisiana Bancshares stockholders under applicable law, provided that any such action in connection with an “acquisition proposal” must comply with the requirements described under “-Acquisition Proposals” below.

Likewise, Home Federal Mutual Holding Company agreed to take all action necessary to call and convene a meeting of its members as soon as reasonably practicable to consider and vote upon the plan of conversion and the transactions contemplated under such plan.  The merger agreement also requires Home Federal Mutual Holding Company’s board of directors to recommend that the Home Federal Mutual Holding Company members eligible to vote on the plan of conversion approve the plan of conversion and the transactions contemplated by such plan.

Shareholder Agreements

In connection with the execution of the merger agreement, each director of Home Federal Bancorp and First Louisiana Bancshares entered into a shareholder agreement with First Louisiana Bancshares and Home Federal Bancorp, respectively, pursuant to which each director agreed that at any meeting of the shareholders of Home Federal Bancorp or First Louisiana Bancshares, as applicable, or in connection with any written consent of the stockholders of Home Federal Bancorp or First Louisiana Bancshares, as applicable, the director shall:

•
appear at such meeting or otherwise cause all shares of Home Federal Bancorp or First Louisiana Bancshares, as applicable, common stock owned by him to be counted as present thereat for purposes of calculating a quorum; and

•
vote, or cause to be voted, in person or by proxy, or deliver a written consent, or cause a consent to be delivered, covering all shares of Home Federal Bancorp or First Louisiana Bancshares, as applicable, common stock beneficially owned by him as to which he has, directly or indirectly, the right to direct the voting:

o	in favor of adoption and approval of the merger agreement and the merger;

o
against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Home Federal Bancorp or First Louisiana Bancshares, as applicable, contained in the merger agreement or of the director contained in the stockholder agreement; and

o
against any acquisition proposal, as defined in the merger agreement with respect to First Louisiana Bancshares, or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger or the stockholder agreement.

Pursuant to the shareholder agreement, each director also agreed not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares of Home Federal Bancorp or First Louisiana Bancshares common stock, as the case may be, owned by him prior to the meeting at which stockholders of Home Federal Bancorp or First Louisiana Bancshares, as applicable, will consider the merger agreement.

In addition, under the terms of such agreements entered into by the directors of Home Federal Bancorp, each director agreed that at the special meeting of members of Home Federal Mutual Holding Company to vote on the plan of conversion, each director would vote all votes conferred upon such director’s deposits and/or borrowings in favor of the approval of the plan of conversion and any other action requested by Home Federal Mutual Holding Company in furtherance of such approval.

The shareholder agreements will remain in effect until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

Acquisition Proposals

The merger agreement provides that neither First Louisiana Bancshares nor any of its subsidiaries shall, and that First Louisiana Bancshares shall direct and use its reasonable best efforts to cause its and each of its subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an “acquisition proposal,” which is defined to mean any proposal or offer with respect to any of the following, other than the transactions contemplated by the merger agreement:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving First Louisiana Bancshares or any of its subsidiaries;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets, in a single transaction or series of transactions, of First Louisiana Bancshares or any of its subsidiaries;

•
any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of First Louisiana Bancshares or any of its subsidiaries or the filing of a registration statement in connection with such transaction; or

•	any public announcement of a proposal, plan or intention to do any of these things or any agreement to engage in any of these things.

In the merger agreement, First Louisiana Bancshares also agreed that neither it nor any of its subsidiaries shall, and that First Louisiana Bancshares shall direct and use its reasonable best efforts to cause its and each of its subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal.  However, nothing in the merger agreement prevents First Louisiana Bancshares or its board of directors from:

•	complying with its disclosure obligations under federal or state law;

•
and if the special meeting of stockholders of First Louisiana Bancshares has not yet occurred, providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the First Louisiana Bancshares board of directors receives from the person so requesting such information an executed confidentiality agreement the terms of which are substantially similar to the confidentiality agreement that Home Federal Bancorp and First Louisiana Bancshares entered into;

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	recommending such an acquisition proposal to the stockholders of First Louisiana Bancshares;

if and only to the extent that in each of the last three cases referred to above, (1) the First Louisiana Bancshares board of directors determines in good faith after consultation with outside legal counsel that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (2) the First Louisiana Bancshares board of directors determines in good faith after consultation with its financial advisor that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to First Louisiana Bancshares’ stockholders from a financial point of view than the merger with Home Federal Bancorp.  An acquisition proposal which is received and considered by First Louisiana Bancshares in compliance with these requirements is referred to as a “superior proposal.”  First Louisiana Bancshares is required to notify Home Federal Bancorp immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, First Louisiana Bancshares or any of its representatives.

In the event First Louisiana Bancshares does receive a superior proposal, First Louisiana Bancshares is required to notify Home Federal Bancorp in writing of its intent to terminate the merger agreement and to enter into an acquisition agreement with respect to or recommend acceptance of the superior proposal.  Home Federal Bancorp shall have five business days to evaluate and respond to First Louisiana Bancshares’ notice.  If Home Federal Bancorp notifies First Louisiana Bancshares prior to the expiration of the five day period that it will increase the value of the consideration to be paid in the merger to an amount at least equal to that of the superior proposal, then First Louisiana Bancshares cannot terminate the merger agreement to accept the superior proposal or recommend its stockholders accept the superior proposal.  First Louisiana Bancshares shall have five business days to evaluate Home Federal Bancorp’s proposal to increase the value of the consideration.  In the event the First Louisiana Bancshares board of directors determines in good faith, upon advice of its financial advisor and outside counsel, that the proposal by Home Federal Bancorp to increase the value of the merger consideration is not at least equal to the superior proposal, then First Louisiana Bancshares can terminate the merger agreement with Home Federal Bancorp or recommend that its stockholders accept the superior proposal.  In the event the superior proposal involves consideration consisting of securities, in whole or in part, Home Federal Bancorp’s proposal shall be deemed to be at least equal to the superior proposal if the Home Federal Bancorp proposal offers consideration that equals or exceeds the consideration being offered to First Louisiana Bancshares’ stockholders by the superior proposal, valuing the securities being offered by the superior proposal at their cash equivalent based upon either (1) the average trading price of such securities for the 20 trading days immediately preceding the submission of Home Federal Bancorp’s proposal or (2) if the securities are not traded on a nationally recognized exchange or will be newly issued securities of a class not then trading on a nationally recognized exchange, by the written valuation of such securities by a nationally recognized banking firm.

Representations and Warranties

The merger agreement contains representations and warranties of Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares which are customary in merger transactions, including, but not limited to, representations and warranties concerning the organization and capitalization of Home Federal Bancorp and First Louisiana Bancshares and their respective subsidiaries; the due authorization, execution, delivery and enforceability of the merger agreement; the consents or approvals required, and the lack of conflicts or violations under applicable articles of incorporation, charter, bylaws, instruments and laws, with respect to the transactions contemplated by the merger agreement; the absence of material adverse changes; the documents to be filed with the Securities and Exchange Commission and other regulatory agencies; the conduct of business; legal proceeding; in the ordinary course and absence of certain changes; the financial statements; the compliance with laws; the operation employee benefits plans; and the allowance for loan losses and other real estate owned.  The representations and warranties of Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares will not survive beyond the completion of the merger.  If the merger agreement is terminated without completion of the merger, there will be no liability on the part of any parties to the merger agreement except in certain circumstances as discussed below and except that no party shall be relieved from any liability arising out of a willful misrepresentation in the merger agreement.  See “- Completion of the Conversion and the Merger; Termination and Amendment.”

Home Federal Bancorp, Home Federal Mutual Holding Company and First Louisiana Bancshares agreed in the merger agreement to promptly supplement or amend any information previously disclosed and delivered to the other party in connection with the merger agreement (1) with respect to any matter arising after the date of the merger agreement which, if it had been known at the date the merger agreement was entered into, would have been required to have been disclosed to the other party or (2) to correct information previously disclosed.  Such amendment or supplement will not be deemed to have modified the representations, warranties and covenants of the parties to the merger agreement for purposes of determining whether the conditions to closing have been satisfied.

Completion of the Conversion and the Merger; Termination and Amendment

The time and date at which the merger is completed will be the date specified in the articles of merger to be filed with the Louisiana Secretary of State with respect to the merger of First Louisiana Bancshares with and into the new holding company unless a later date and time is specified as the effective time in such articles of merger.  Such time and date will be immediately after the completion of the conversion.  The new holding company will not make such filing until receiving all requisite regulatory approvals, approval of the merger agreement by the requisite vote of the shareholders of both Home Federal Bancorp and First Louisiana Bancshares and approval of the plan of conversion by the requisite votes of both the members of Home Federal Mutual Holding Company and the shareholders of Home Federal Bancorp, and the satisfaction or waiver of all other conditions to the conversion and the merger.

The merger agreement may be terminated prior to the completion of the merger by the mutual written consent of Home Federal Bancorp and First Louisiana Bancshares or, subject to certain exceptions set forth in the merger agreement, by:

•	Either Home Federal Bancorp or First Louisiana Bancshares in the event of:

o	failure of either First Louisiana Bancshares’ stockholders or Home Federal Bancorp’s shareholders to approve the merger agreement after a vote taken thereon at a meeting called for such purpose;

o	the failure of Home Federal Bancorp’s members and/or Home Federal Bancorp’s shareholders to approve the conversion after a vote taken thereon at meetings called for such purpose;

o
a material breach by the other party of any material covenant or undertaking if such breach would have a material adverse affect on the financial condition, results of operation or business of the party or materially impairs the ability of the other party to consummate the merger or any transactions contemplated by the merger agreement and such breach has not been timely cured after notice;

o
any material breach of any representation or warranty of the other party if such breach would have a material adverse affect on the financial condition, results of operation or business of the party or materially impairs the ability of the other party to consummate the merger or any transactions contemplated by the merger agreement and such breach has not been timely cured after notice;

o
if any approval, consent or waiver of a governmental authority required to permit consummation of the merger, the conversion or the other transactions contemplated by the merger agreement has been denied or any governmental authority of competent jurisdiction has issued a final unappealable order prohibiting completion of the merger, the conversion or the other transactions contemplated by the merger agreement; or

o
the merger is not completed by July 31, 2008, provided, that this right to terminate shall not be available to any party whose failure to perform an obligation in accordance with the merger agreement resulted in the merger not being completed by this date;

•	by Home Federal Bancorp in the event:

o
the board of directors of First Louisiana Bancshares fails to call, give notice of, convene and hold a meeting of its shareholders to consider and vote upon the approval of the merger agreement or has failed, prior to holding the meeting of First Louisiana Bancshares’ shareholders to consider the merger agreement, to recommend approval of the merger agreement or has modified or changed its recommendation in a manner adverse to Home Federal Bancorp;

o
First Louisiana Bancshares has failed, prior to holding the meeting of First Louisiana Bancshares’ shareholders to consider the merger agreement, to comply with its agreement not to solicit a competing acquisition transaction; or

o
a tender or exchange offer for 20% or more of the outstanding shares of common stock of First Louisiana Bancshares is started and the board of directors of First Louisiana Bancshares either recommends that First Louisiana Bancshares shareholders tender their shares or fails to recommend that its shareholders reject such tender offer or exchange offer within specified time frames; and

•	by First Louisiana Bancshares in the event:

o
the board of directors of Home Federal Bancorp does not call, give notice of, convene and hold the meeting of shareholders to consider and vote on the plan of conversion and the merger agreement, does not, prior to holding the meeting of Home Federal Bancorp’s shareholders to vote on the plan of conversion and the merger agreement, recommend that shareholders approve the plan of conversion and the merger agreement or has withdrawn or modified its recommendation in a manner adverse to First Louisiana Bancshares; or

o
First Louisiana Bancshares has, prior to holding the meeting of First Louisiana Bancshares’ shareholders to consider and approve the merger agreement, terminated the merger agreement to enter into an acquisition agreement with another entity with respect to a superior proposal; provided, however, that First Louisiana Bancshares may only terminate the merger agreement under this provision in the event that First Louisiana Bancshares has provided written notice of such superior proposal to Home Federal Bancorp and Home Federal Bancorp has not within five business days submitted a proposal to First Louisiana Bancshares that its board of directors believes is at least equal to the superior proposal (see “-Acquisition Proposals”).

In the event of  the termination of the merger agreement, as provided above, the merger agreement shall become void and have no effect, and there will be no liability on the part of any party to the merger agreement or their respective officers or directors, except that certain provisions regarding confidential information, expenses and termination fees shall survive and remain in full force and effect; and no party shall be relieved from any liability arising out of the willful breach by such party of any covenant or agreement of it or the willful misrepresentation in the merger agreement of any material fact.

The merger agreement provides that First Louisiana Bancshares must pay Home Federal Bancorp a $700,000 termination fee if the merger agreement is terminated by:

•
Home Federal Bancorp because First Louisiana Bancshares breached its covenant not to solicit a competing acquisition transaction, or First Louisiana Bancshares’ board of directors failed to recommend approval of the merger agreement, withdrew such recommendation or changed its recommendation in a manner adverse to Home Federal Bancorp or First Louisiana Bancshares failed to call, give notice of, convene and hold a meeting of its shareholders to consider and vote upon the approval of the merger agreement;

•
Home Federal Bancorp because a tender or exchange offer for First Louisiana Bancshares common stock is commenced and First Louisiana Bancshares’ board of directors either recommends that shareholders of First Louisiana Bancshares tender their shares or otherwise fails to recommend that shareholders reject such tender or exchange offer;

•
Home Federal Bancorp due to a material breach by First Louisiana Bancshares of a representation or warranty or a material covenant contained in the merger agreement and such breach would have a material adverse effect on First Louisiana Bancshares and such breach is not timely cured after notice; by Home Federal Bancorp or First Louisiana Bancshares because the merger is not completed by July 31, 2008; or by Home Federal Bancorp or First Louisiana Bancshares in the event the merger agreement is not approved by First Louisiana Bancshares’ shareholders after a vote thereon at a meeting called for such purpose and in each case at the time of such termination, or prior to the holding of the First Louisiana Bancshares shareholders meeting to consider the merger agreement in the case of termination as a result of First Louisiana Bancshares’ shareholders not approving the merger agreement, an acquisition proposal, or the intention to make an acquisition proposal, has been publicly announced or otherwise made known to First Louisiana Bancshares’ senior management or its board of directors; or

•	the merger agreement is terminated by First Louisiana Bancshares to enter into an acquisition agreement with respect to a superior proposal.

If the termination fee becomes payable by First Louisiana Bancshares pursuant to a termination under any one of the first three bullets above, the merger agreement provides that First Louisiana Bancshares must pay Home Federal Bancorp $250,000 on the first business day following termination and if within 24 months after such termination, First Louisiana Bancshares or one of its subsidiaries enters into an agreement with respect to or consummates an acquisition transaction, First Louisiana Bancshares must pay Home Federal Bancorp the remaining $450,000 on the date of execution of such agreement or the consummation of such acquisition transaction.  If the termination fee becomes payable due to the fourth bullet, the entire termination fee is due within one business day following the termination of the merger agreement.

The merger agreement may be amended or supplemented at any time by mutual agreement of the parties to the merger agreement, subject to certain limitations.

Interests of First Louisiana Bancshares’ and First Louisiana Bank’s Directors, Officers and Employees and Certain Other Persons in the Conversion and the Merger

Boards of Directors.  In connection with the consummation of the conversion and offering and the merger, the new holding company will also take all necessary action to increase the size of its board from the current nine members to 16 members and appoint all seven current directors of First Louisiana Bancshares to the new holding company’s board of directors.  Messrs. Winkler, Meldrum and Simpson will be appointed to the class of directors Whose term expires in 2008, Messrs. Rice and Roos will be appointed to the class whose term expires in 2009 and Messrs. Boudreaux and Israel will be appointed to the class whose term expires in 2010.  In addition, Home Federal Savings and Loan will take all necessary steps to increase the size of its board from the current nine members to 14 members and appoint all five current directors of First Louisiana Bank to Home Federal Savings and Loan’s board.  Messrs. Winkler and Meldrum will be appointed to the class of directors whose term expires in 2008, Messrs. Israel and Roos will be appointed to the class whose term expires in 2009 and Mr. Boudreaux will be appointed to the class whose term expires in 2010.  At the end of the initial term of each of the directors of the new holding company and Home Federal Savings and Loan, each of such directors will be nominated for an additional three-year term, subject to the fiduciary duties of the board of directors of the new holding company.  The Executive Committee of both the boards of directors of the new holding company and Home Federal Savings and Loan subsequent to the completion of the merger will be composed of four directors, two of which, Messrs. Boudreaux and Winkler, are members of the boards of First Louisiana Bancshares and First Louisiana Bank.  In addition, the board of directors of Home Federal Savings and Loan will appoint Mr. Boudreaux as the chairman of the Executive Committee.  Mr. Winkler, who currently is Chairman of the Board of First Louisiana Bancshares, will be appointed Vice Chairman of the boards of both the new holding company and Home Federal Savings and Loan.

Executive Officers.  In connection with the execution of the merger agreement, the boards of directors of both Home Federal Bancorp and Home Federal Savings and Loan approved three-year employment agreements with Messrs. Herndon and Boudreaux, to be effective upon completion of the conversion and the merger.  The new holding company approved such employment agreements subsequent to its formation in December 2007.  Under the terms of the employment agreements, Mr. Herndon will be employed as the chairman of the board and chief executive officer of the new holding company and chairman of the board of Home Federal Savings and Loan while Mr. Boudreaux will be employed as the president and chief operating officer of the new holding company and president and chief executive officer of Home Federal Savings and Loan.  Mr. Herndon currently serves as the president and chief executive officer of Home Federal Bancorp and Home Federal Savings and Loan.  Mr. Boudreaux currently serves as president of First Louisiana Bancshares and president and chief executive officer of First Louisiana Bank.  Under the terms of the proposed employment agreements with Mr. Boudreaux and the new holding company and Home Federal Savings and Loan, Mr. Boudreaux waived any entitlement to payments or benefits under his existing employment agreement with First Louisiana Bank, which agreement will be terminated upon completion of the merger, except for the payment of $172,500 by First Louisiana Bank in connection with the termination of his existing employment agreement in connection with the completion of the merger .  See “Management – Employment, Retirement and Severance Agreements” in the prospectus.

Existing Benefit Plans.  First Louisiana Bancshares maintains two stock option plans: the 1999 Stock Option Plan and the Directors’ Stock Option Plan.  As of May 13, 2008, there were options outstanding in the aggregate under these two plans to purchase First Louisiana Bancshares common stock covering an aggregate of 87,979 shares.  All of such shares are exercisable as of the date of this prospectus.  If any of the options remain outstanding immediately prior to consummation of the conversion and the merger, they will be converted into options to purchase new holding company common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the merger exchange ratio so that the aggregate exercise price remains unchanged, and with the duration of the option remaining unchanged.  The two plans will be frozen and no further options will be able to be granted under the plans subsequent to the completion of the merger.  Under the terms of the merger agreement, no additional options were permitted to be granted after entering into the merger agreement on December 11, 2007.  No changes to the terms of the option plans are contemplated.  New Home Federal Bancorp has agreed to file a registration statement registering the shares to be issued under the two plans within 10 business days after completion of the merger.

First Louisiana Bank several years ago entered into deferred compensation agreements with two executive officers, Mr. Boudreaux and Ms. Hensley, which provide for specified payments upon termination of employment in various circumstances.  In connection with the completion of the merger, such agreements will be terminated.  The termination of the deferred compensation agreements will result in the termination of split dollar agreements between First Louisiana Bank and the two officers and the forgiveness of the officers’ obligations under the two split dollar agreements. In order to compensate the executives for their additional tax liabilities resulting from the forgiveness of obligations under the split dollar agreements, First Louisiana Bank has agreed to pay each of Mr. Boudreaux and Ms. Hensley a tax gross-up payment.  The amount of such payments is estimated to be approximately $167,000 and $85,000 for Mr. Boudreaux and Ms. Hensley, respectively. The total cost to terminate the two deferred compensation agreements and related split dollar agreements is estimated to be approximately $468,000.

In addition, in connection with the execution of the merger agreement, First Louisiana Bank amended the supplemental executive retirement plan it maintains for the benefit of Messrs. Boudreaux and Glass and Ms. Hensley to exclude from the calculation of benefits any of the payments being made to Mr. Boudreaux as a result of the termination of Mr. Boudreaux’s employment agreement described above in connection with the completion of the merger and the tax gross up payments described above in connection with the termination of the deferred compensation agreements and the related split dollar agreements. The supplemental executive retirement plan was also amended to provide for the accelerated vesting of accrued benefits upon a change in control of First Louisiana Bancshares and in the event that the supplemental executive retirement plan is terminated within three years after the completion of the merger or a participant is terminated under certain circumstances or for good reason, as defined in the supplemental executive retirement plan.

Pursuant to the merger agreement, the new holding company has agreed to retain employees of First Louisiana Bancshares and its subsidiaries after the completion of the merger provided that the new holding company and Home Federal Savings and Loan will not have any obligation to continue the employment of such persons.  The merger agreement provides that officers and employees of First Louisiana Bancshares and its subsidiaries who become employees of the new holding company or Home Federal Savings and Loan after the merger will be entitled to participate in the new holding company’s or Home Federal Savings and Loan’s employee benefit plans maintained generally for the benefit of employees.  The new holding company and Home Federal Savings and Loan will treat employees of First Louisiana Bancshares and its subsidiaries who become employees of Home Federal Savings and Loan as new employees, but will amend their employee benefit plans to provide credit, for purposes of vesting and eligibility to participate, for service with First Louisiana Bancshares and its subsidiaries to the extent that such service was recognized for similar purposes under First Louisiana Bancshares’ plans.  The new holding company and Home Federal Savings and Loan have agreed to honor all benefit obligations and contractual rights of current and former employees of First Louisiana Bancshares and First Louisiana Bank as well as all the employment, deferred compensation, plans or policies disclosed in the merger agreement that First Louisiana Bancshares and/or First Louisiana Bank have entered into with its officers.  In addition, with respect to employees of First Louisiana Bancshares, First Louisiana Bank or Home Federal Savings and Loan who are terminated without cause within six months of the completion of the merger and who are not subject to individual severance or similar agreements, the new holding company and Home Federal Savings and Loan have agreed to provide cash severance payments to such persons in amounts as mutually agreed to by First Louisiana Bancshares and the new holding company.

Indemnification of Directors, Officers and Employees Against Claims.  In the merger agreement, the new holding company agreed to indemnify First Louisiana Bancshares and its subsidiaries’ present and former directors, officers and employees with respect to any costs or expenses incurred in connection with any civil, criminal, administrative or investigative proceeding arising out of matters existing or occurring at or prior to the effective date of the merger, provided that the notice and disclosure requirements under the merger agreement are satisfied after the completion of the merger to the fullest extent permitted under law and First Louisiana Bancshares’ or its subsidiaries’ articles of incorporation or bylaws.  The new holding company also agreed to maintain, for a period of six years after the effective time of the merger, First Louisiana Bancshares’ and its subsidiaries’ current directors’ and officers’ liability insurance policies or purchase insurance policies providing coverage on substantially the same terms and conditions for the six-year period, provided, however, that the new holding company is not required to expend on an annual basis more than 150% of the amount paid by First Louisiana Bancshares and its subsidiaries for such insurance as of the date of the merger agreement.  Furthermore, if the new holding company is unable to maintain or obtain such insurance, it will use its reasonable best efforts to obtain as much insurance as is possible within the maximum amount required to be expended by the new holding company.

Opinion of Home Federal Bancorp, Inc. of Louisiana's Financial Advisor

By letter dated October 3, 2007, Home Federal Bancorp retained Sandler O'Neill to act as its financial advisor in connection with a possible business combination with First Louisiana Bancshares.  Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions.  In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O'Neill acted as financial advisor to Home Federal Bancorp in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement.  At the December 11, 2007, meeting at which Home Federal Bancorp’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Home Federal Bancorp from a financial point of view.  The full text of Sandler O’Neill’s updated opinion is attached as Appendix B to this joint proxy statement prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.  The description of the opinion set forth below is qualified in its entirety by reference to the opinion.  Home Federal Bancorp shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion.  The opinion was directed to the Home Federal Bancorp board and is directed only to the fairness of the merger consideration to Home Federal Bancorp shareholders from a financial point of view.  It does not address the underlying business decision of Home Federal Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Home Federal Bancorp shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Home Federal Bancorp that Sandler O'Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of First Louisiana Bancshares that Sandler O'Neill deemed relevant;

(4)	certain operating and financial information as provided by the management of Home Federal Bancorp relating to Home Federal Bancorp, its business and prospects;

(5)	certain operating and financial information as provided by the management of First Louisiana Bancshares relating to First Louisiana Bancshares, its business and prospects;

(6)	the pro forma impact of the proposed conversion of Home Federal Mutual Holding Company from the mutual form of organization to the capital stock form of organization;

(7)
the pro forma financial impact of the merger on Home Federal Bancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies estimated by the senior management of Home Federal Bancorp and First Louisiana Bancshares;

(8)	to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Home Federal Bancorp the business, financial condition, results of operations and prospects of Home Federal Bancorp and held similar discussions with certain members of senior management of First Louisiana Bancshares regarding the business, financial condition, results of operations and prospects of First Louisiana Bancshares.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial information, estimates and other information that was available to it from public sources, that was provided to it by Home Federal Bancorp and First Louisiana Bancshares or their respective representatives or that was otherwise reviewed by it and has assumed such accuracy and completeness for purposes of rendering this opinion.  Sandler O’Neill has further relied on the assurances of senior management of Home Federal Bancorp and First Louisiana Bancshares that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  It has not been asked to and has not undertaken an independent verification of any of such information and it does not assume any responsibility or liability for the accuracy or completeness thereof.

With respect to the respective prospects reviewed with the respective managements of Home Federal Bancorp and First Louisiana Bancshares and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies reviewed with the management of Home Federal Bancorp and First Louisiana Bancshares and used by Sandler O’Neill in its analyses, Home Federal Bancorp and First Louisiana Bancshares' managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of the respective management with Home Federal Bancorp and First Louisiana Bancshares respectively.  Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Home Federal Bancorp or First Louisiana Bancshares or any of their subsidiaries, or the collectibility of any such assets, nor has it been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Home Federal Bancorp and First Louisiana Bancshares nor has it reviewed any individual credit files relating to Home Federal Bancorp and First Louisiana Bancshares.  Sandler O’Neill has assumed, with Home Federal Bancorp's consent, that the respective allowances for loan losses for both Home Federal Bancorp and First Louisiana Bancshares are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Sandler O’Neill has also assumed that there has been no material change in Home Federal Bancorp’s or First Louisiana Bancshares' assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements it has reviewed.  Sandler O’Neill has assumed in all respects material to its analysis that Home Federal Bancorp and First Louisiana Bancshares will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes.  Finally, with Home Federal Bancorp's consent, Sandler O’Neill has relied upon the advice Home Federal Bancorp has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof, and Sandler O’Neill’s opinion speaks only as of such date and not as of any other date.  Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.  Sandler O’Neill is expressing no opinion herein as to what the value of First Louisiana Bancshares common stock will be when issued to Home Federal Bancorp's shareholders pursuant to the merger agreement or the prices at which Home Federal Bancorp's and First Louisiana Bancshares' common stock may trade at any time.

In rendering its December 11, 2007, opinion, Sandler O'Neill performed a variety of financial analyses.  The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion.  The summary includes information presented in tabular format.  In order to fully understand the financial analyses, these tables must be read together with the accompanying text.  The tables alone do not constitute a complete description of the financial analyses.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.  Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Home Federal Bancorp or First Louisiana Bancshares and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Home Federal Bancorp or First Louisiana Bancshares and the companies to which they are being compared.

In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Home Federal Bancorp, First Louisiana Bancshares and Sandler O'Neill.  The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.  Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Home Federal Bancorp board at the board’s December 11, 2007 meeting.  Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.  Such estimates are inherently subject to uncertainty and actual values may be materially different.  Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Home Federal Bancorp’s common stock or First Louisiana Bancshares' common stock or the prices at which Home Federal Bancorp’s or First Louisiana Bancshares' common stock may be sold at any time.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction.  Each share of First Louisiana Bancshares will be converted into the right to receive, at the election of the holder, thereof, $28.00 in cash or (ii) 2.80 shares of Home Federal Bancorp common stock to be issued in conjunction with Home Federal Bancorp's impending mutual-to-stock conversion and assuming an initial offering price of $10.00 per share, 40% of the aggregate consideration will be paid in cash with the remaining 60% of the aggregate consideration being comprised of Home Federal Bancorp common stock.

Based upon financial information for Home Federal Bancorp for the twelve months ended September 30, 2007, Sandler O’Neill calculated the following ratios:

Transaction Ratios
Deal price/last twelve months earnings per share	25.7	x
Deal price/stated book value per share	201.0%
Deal price/tangible book value per share	201.0%
Tangible book premium/core deposits (1)	21.3%
____________________
(1)	Core deposits excludes all deposits categorized as jumbo time deposits (greater than $100,000).

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share.  The aggregate transaction value was approximately $23.7 million, based upon 788,524 shares of First Louisiana Bancshares common stock outstanding and including the intrinsic value of options to purchase an aggregate of 87,979 shares with a weighted average strike price of $10.00.

Comparable Company Analysis.  Sandler O'Neill used publicly available information to compare selected financial and market trading information for First Louisiana Bancshares and a peer group of publicly traded financial institutions headquartered in Louisiana, Texas, Tennessee, Alabama, and Mississippi with total assets between $50 million and $250 million selected by Sandler O’Neill.  The First Louisiana Bancshares peer group consisted of the following financial institutions:

American Bancorp, Inc.	Pinnacle Bancshares, Inc.
BOL Bancshares, Inc.	RBC, Inc.
Central Bancshares, Inc.	T Bancshares, Inc.
Commerce Union Bank	Tennessee Valley Financial Holdings, Inc.
Community National Bank of the Lakeway Area	Treaty Oak Bancorp, Inc.
First Community Corporation	Trinity Bank, N.A.
Nashville Bank and Trust Company

The analysis compared financial information for Home Federal Bancorp with data for the commercial banks in the First Louisiana Bancshares peer group.  The table below sets forth the comparative data as of and for the twelve months ending September 30, 2007, with pricing data as of December 11, 2007:

Comparable Group Analysis
First Louisiana	Comparable Group Median Result
Total Assets (in millions)	$121	$125
Tangible Equity / Tangible Assets	10.89%	10.24%
Loans/Assets	73.20%	68.90%
Loans/Deposits	98.40%	82.30%
Net Interest Margin	5.56%	3.86%
Return on Average Assets	0.96%	0.88%
Return on Average Equity	8.70%	8.00%
Efficiency Ratio	66.10%	77.30%
Price / Tangible Book Value	NA	132.20%
Price / Last Twelve Months Earnings per Share	NA	16.10	x
Market Capitalization (in millions)	NA	$19.60

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed 73 merger transactions announced nationwide from January 1, 2007 through December 11, 2007 involving commercial banks as acquired institutions with transaction values greater than $15 million and less than $100 million.  Sandler O’Neill also reviewed 13 merger transactions announced during the same period involving commercial banks in the southwest/southeast region (Alabama, Arkansas, Louisiana, Tennessee, and Texas) with transaction values greater than $15 million and less than $100 million.  Sandler O'Neill reviewed the multiples of transaction price at announcement to last twelve months earnings per share, transaction price to book value per share, transaction price to tangible book value per share and tangible book premium to core deposits and computed high, low, mean and median multiples and premiums for the transactions.  The median multiples were applied to Home Federal Bancorp's financial information as of and for the twelve months ended September 30, 2007. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of First Louisiana Bancshares' common stock of $26.29 to $33.97 based upon the median multiples for nationwide commercial bank transactions and $21.94 to $39.12 based upon the median multiples for southeast/southwest region commercial bank transactions.  The transaction value of the proposed merger is $28.00 per share.

Nationwide & Mid-Atlantic Region Transaction Multiples
	Nationwide			Southeast/Southwest Region
	Median Multiple		Implied Value	Median Multiple		Implied Value
Transaction price/last twelve months earnings per share	24.2	x	$26.29	20.2	x	$21.94
Transaction price/book value	237%		33.07	275.0%		38.31
Transaction price/tangible book value	244%		33.97	280.0%		39.12
Tangible book premium/core deposits	19.8%		29.26	17.4%		27.42

Net Present Value Analysis.  Sandler O'Neill performed an analysis that estimated the present value of the projected future stream of after-tax net income of First Louisiana Bancshares through December 31, 2011 under various circumstances, assuming that First Louisiana Bancshares performed in accordance with the guidance generated by and reviewed with management.  The analysis assumed no projected dividend payout ratio.  To approximate the terminal value of Home Federal Bancorp common stock at December 31, 2011, Sandler O'Neill applied price to earnings multiples ranging from 12x to 20x and multiples of price to tangible book value ranging from 100% to 200%.  The income streams and terminal values were then discounted to present values using different discount rates ranging from 13.0% to 17.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Louisiana Bancshares common stock.  Sandler O’Neill also varied First Louisiana Bancshares forecasted net income using a range of 25% under forecast to 25% over forecast, and used a discount rate of 15.43% for this analysis.  As illustrated in the following tables, this analysis indicated an imputed range of values of Home Federal Bancorp common stock of $13.81 to $26.68 per share when applying the price to earnings multiples, $11.64 to $26.98 when applying multiples of tangible book value and $10.97 to $30.47 when varying the projected net income forecast.  The transaction value of the proposed merger is $28.00 per share.

	Present Value Per Share Based on Price / Earnings
	Multiple of Price / Earnings
Discount Rate	12.0	x	14.0	x	16.0	x	18.0	x	20.0	x
13.00%	$16.01		$18.68		$21.35		$24.01		$26.68
14.00	15.42		17.99		20.56		23.13		25.70
15.00	14.86		17.34		19.81		22.29		24.77
16.00	14.32		16.71		19.10		21.48		23.87
17.00	13.81		16.11		18.41		20.71		23.02

	Present Value Per Share Based on Tangible Book Value
	Multiple of Price / Tangible Book Value
Discount Rate	100%	125%	150%	175%	200%
13.00%	$13.49	$16.86	$20.24	$23.61	$26.98
14.00	13.00	16.24	19.49	22.74	25.99
15.00	12.52	15.65	18.78	21.91	25.04
16.00	12.07	15.09	18.10	21.12	24.14
17.00	11.64	14.55	17.46	20.37	23.28

		Performance to Forecast Multiple of Price / Earnings
		12.0x	14.0x	16.0x	18.0x	20.0x
Under Budget	-25.00%	$10.97	$12.80	$14.63	$16.45	$18.28
	-20.00	11.70	13.65	15.60	17.55	19.50
	-15.00	12.43	14.50	16.58	18.65	20.72
	-10.00	13.16	15.36	17.55	19.74	21.94
	-5.00	13.89	16.21	18.53	20.84	23.16
Match Budget	0.00	14.63	17.06	19.50	21.94	24.38
Exceed Budget	5.00	15.36	17.92	20.48	23.03	25.59
	10.00	16.09	18.77	21.45	24.13	26.81
	15.00	16.82	19.62	22.43	25.23	28.03
	20.00	17.55	20.48	23.40	26.33	29.25
	25.00	18.28	21.33	24.38	27.42	30.47

Sandler O'Neill also performed an analysis that estimated the net present value per share of First Louisiana Bancshares' common stock under various circumstances and assuming pre-tax cost savings of $449,000 in 2008, $1.1 million in 2009 and 2010, and $1.2 million in 2011, and in each case based on Home Federal Bancorp's management’s guidance.  In the analysis, Sandler O’Neill assumed First Louisiana Bancshares' performed in accordance with the 2007 net income projection provided by First Louisiana Bancshares management, as adjusted by Home Federal Bancorp's senior management.  To approximate the terminal value of First Louisiana Bancshares' common stock at December 31, 2011, Sandler O'Neill applied price to last twelve months earnings multiples of 12.0x to 20.0x and multiples of tangible book value ranging from 100% to 200%.  The terminal values were then discounted to present values using different discount rates ranging from 13.0% to 17.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Louisiana Bancshares' common stock.  In addition, the net present value of First Louisiana Bancshares' common stock at September 30, 2007 was calculated using the same range of price to last twelve months earnings multiples (12.0x to 20.0x) applied to a range of discounts and premiums to budget projections.  The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 15.43% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for First Louisiana Bancshares' common stock of $20.10 to $38.84 when applying the price/earnings multiples to the matched budget, $13.47 to $31.24 when applying multiples of tangible book value to the matched budget, and $15.96 to $44.35 when applying the price/earnings multiples to the -25% / +25% budget range.  The transaction value of the proposed merger is $28.00 per share.

	Present Value Per Share Based on Price / Earnings
	Multiple of Price / Earnings
Discount Rate	12.0	x	14.0	x	16.0	x	18.0	x	20.0	x
13.00%	$23.30		$27.18		$31.07		$34.95		$38.84
14.00	22.44		26.19		29.93		33.67		37.41
15.00	21.63		25.23		28.84		32.44		36.04
16.00	20.85		24.32		27.79		31.27		34.74
17.00	20.10		23.45		26.80		30.15		33.50

	Present Value Per Share Based on Tangible Book Value
	Multiple of Price / Tangible Book Value
Discount Rate	100%	125%	150%	175%	200%
13.00%	$15.62	$19.53	$23.43	$27.34	$31.24
14.00	15.05	18.81	22.57	26.33	30.09
15.00	14.50	18.12	21.75	25.37	29.00
16.00	13.98	17.47	20.96	24.46	27.95
17.00	13.47	16.84	20.21	23.58	26.95

		Performance to Forecast
		Multiple of Price / Earnings
		12.0x	14.0x	16.0x	18.0x	20.0x
Under Budget	-25.00%	$15.96	$18.63	$21.29	$23.95	$26.61
	-20.00	17.03	19.87	22.71	25.54	28.38
	-15.00	18.09	21.11	24.12	27.14	30.16
	-10.00	19.16	22.35	25.54	28.74	31.93
	-5.00	20.22	23.59	26.96	30.33	33.70
Match Budget	0.00	21.29	24.83	28.38	31.93	35.48
Exceed Budget	5.00	22.35	26.08	29.80	33.53	37.25
	10.00	23.42	27.32	31.22	35.12	39.03
	15.00	24.48	28.56	32.64	36.72	40.80
	20.00	25.54	29.80	34.06	38.32	42.57
	25.00	26.61	31.04	35.48	39.91	44.35

Pro Forma Merger Analysis.   Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger and conversion closes in the second quarter of 2008, (2) all of First Louisiana Bancshares' shares are exchanged for newly issued shares of Home Federal Bancorp common stock at $10.00 per share and cash (as described above under “Summary of Proposal”), (3) earnings per share projections for Home Federal Bancorp and First Louisiana Bancshares are consistent with guidance as provided by and discussed with management of both companies for the years ended December 31, 2008, 2009, 2010 and 2011, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of First Louisiana Bancshares and Home Federal Bancorp.  This analysis was performed assuming First Louisiana Bancshares' conversion was undertaken at the midpoint of its appraisal range.  The results of the analyses illustrate the related accretion to earnings per share at December 31, 2008 (the first full year following completion of the merger) and dilution to tangible book value at June 30, 2008 (the assumed closing date of the merger).  The following tables show the results of those analyses at the alternative conversion valuation levels:

First Louisiana Bancshares Valuation Level	Price / Pro Forma TBV	Shares Issued	Per Share Transaction Value	Est. 2008 EPS Accretion	6/30/08 TBV Dilution
Midpoint	95.2%	1,324,720	$28.00	185.3%	(25.2%)

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Net Present Value Analysis. Sandler O'Neill also performed an analysis that estimated the present value of the projected future stream of after-tax net income of the combined entity (First Louisiana Bancshares and Home Federal Bancorp) following the mutual-to-stock conversion through December 31, 2011 under various circumstances, assuming that Home Federal Bancorp performed in accordance with the earnings guidance reviewed with management.  The analysis assumed a projected dividend payout ratio of $0.03 per share.  To approximate the terminal value of Home Federal Bancorp common stock at December 31, 2011, Sandler O'Neill applied price to earnings multiples ranging from 12x to 20x and price to tangible book value ranging from 90% to 120%.  The income streams and terminal values were then discounted to present values using different discount rates ranging from 13.0% to 17.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Home Federal Bancorp common stock.  As illustrated in the following tables, this analysis indicated an imputed range of values per share of Home Federal Bancorp common stock of $5.86 to $10.41 when applying the price to earnings multiples and $6.36 to $10.04 when applying multiples of tangible book value.  The conversion price of First Louisiana Bancshares common stock is assumed to be $10.00 per share.

	Present Value Per Share Based on Price / Earnings
	Multiple of Price / Earnings
Discount Rate	12.0	x	14.0	x	16.0	x	18.0	x	20.0	x
13.00%	$6.55		$7.51		$8.48		$9.44		$10.41
14.00	6.36		7.30		8.24		9.17		10.11
15.00	6.19		7.10		8.00		8.91		9.82
16.00	6.02		6.90		7.78		8.66		9.54
17.00	5.86		6.71		7.56		8.42		9.27

	Present Value Per Share Based on Tangible Book Value
	Multiple of Price / Tangible Book Value
Discount Rate	90%	100%	110%	120%	130%
13.00%	$7.12	$7.85	$8.58	$9.31	$10.04
14.00	6.92	7.63	8.33	9.04	9.75
15.00	6.73	7.41	8.10	8.78	9.47
16.00	6.54	7.21	7.87	8.53	9.20
17.00	6.36	7.01	7.65	8.30	8.94

In connection with its analyses, Sandler O'Neill considered and discussed with the Home Federal Bancorp board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each company and variations with respect to the appraisal value of Home Federal Bancorp in regards to the mutual to stock conversion.  Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Home Federal Bancorp has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $100,000 which is contingent, and payable, upon closing of the merger.  Home Federal Bancorp has paid Sandler O’Neill $75,000 for rendering its opinion.  Home Federal Bancorp has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill is providing investment banking services to Home Federal Bancorp, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.  In the ordinary course of its business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to Home Federal Bancorp and First Louisiana Bancshares and their respective affiliates and may actively trade the debt and/or equity securities of Home Federal Bancorp and First Louisiana Bancshares and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.  In addition, Sandler O’Neill is representing Home Federal Mutual Holding Company in its conversion from the mutual form of organization to the capital stock form of the organization.  Sandler O'Neill also served in a similar capacity for Home Federal Bancorp in connection with the mutual holding company reorganization completed in January 2005 for which it received customary fees and reimbursement of customary out-of-pocket expenses.

Opinion of First Louisiana Bancshares' Financial Advisor

The board of directors of First Louisiana Bancshares believes that the merger proposal is fair to, and in the best interests of, the company and all of its shareholders, including unaffiliated shareholders, those who will receive cash in exchange for their shares and those who will remain shareholders following the merger.  The board of directors also believes that the process by which the merger is to be approved is fair.

Because of the absence of an established trading market for its common stock, the board of directors of First Louisiana Bancshares retained National Capital, an independent financial advisor experienced in the financial analysis and valuation of financial institutions, to render an opinion as an investment banker as to the fairness, from a financial point of view, of the per share consideration offered in connection with the merger.  First Louisiana Bancshares imposed no limitations upon National Capital with respect to the investigations made or procedures followed in connection with the valuation or in rendering the fairness opinion.

National Capital delivered its written opinion, dated February 25, 2008, to the board of directors to the effect that, based upon and subject to the factors and assumptions set forth in that opinion, as of February 25, 2008, the consideration to be paid under the merger agreement is fair, from a financial point of view, to all of the shareholders of First Louisiana Bancshares.

The full text of National Capital’s fairness opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by National Capital, is included as Appendix C to this proxy statement.  The opinion is directed to the board of directors of First Louisiana Bancshares and relates only to the fairness of the consideration to be paid under the merger agreement from a financial point of view, and does not address any other aspect of the merger or any related transaction and does not constitute a recommendation as to how any shareholder should vote with respect to the merger.  The following summary of the valuation report and opinion is qualified in its entirety by reference to the full text of the documents.  Management of First Louisiana Bancshares urges you to read the opinion carefully and in its entirety.

In rendering the fairness opinion, National Capital reviewed, analyzed and relied upon certain financial and other factors as it deemed appropriate under the circumstances, including, among others:

•
historical and current financial position and results of operations of First Louisiana Bancshares, including information related to interest income, interest expense, net interest margin, net non-interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements of First Louisiana Bancshares;

•
assets and liabilities of First Louisiana Bancshares, on a consolidated basis, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources, costs and liquidity;

•	results of recent regulatory examinations of First Louisiana Bancshares and First Louisiana Bank;

•	future earnings and dividend paying capacity of First Louisiana Bancshares;

•	Home Federal’s pro forma consolidated financial projections;

•	Home Federal’s plan of conversion, encompassing the transactions whereby Home Federal will convert from the mutual to the stock form of organization;

•
certain other publicly available financial and other information concerning First Louisiana Bank, First Louisiana Bancshares, Home Federal Savings and Loan Association, Home Federal Bancorp, Inc. of Louisiana and Home Federal Mutual Holding Company of Louisiana;

•	the general economic, market and financial conditions affecting the operations and business prospects of First Louisiana Bancshares;

•	the competitive and economic outlook for First Louisiana Bank’s trade area and the banking industry in general; and

•
publicly available information concerning certain other banks and bank holding companies, the trading markets and prevailing market prices for their securities, and the nature and terms of certain other transactions involving banks or bank holding companies.

National Capital also took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of financial institutions, including banks, bank holding companies and finance companies generally.  The opinion is based upon conditions as they existed, and could be evaluated, on the date of the opinion and upon information made available to National Capital through that date.

In rendering its appraisal and fairness opinion, National Capital relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the information.  National Capital is not an expert in the independent verification of the adequacy of loan and lease losses and assumed, without independent verification, that the aggregate allowances for loan and lease losses is adequate to cover the losses.  National Capital did not make or obtain any evaluations or appraisals of the properties of the company or the Bank, nor did it examine any individual loan credit files.  National Capital relied upon the management of the company as to the reasonableness and achievability of the financial and operating forecasts provided to it and assumed that these forecasts reflected the best available estimates and judgments of management.

In conducting its review and arriving at its opinion, National Capital considered the use of three broad categories of valuation methods: asset-based approaches, market-based approaches and income-based approaches.  Each method examines the value of an entity from a slightly different perspective, and each method has its own strengths and weaknesses in general and in specific application.  In most cases, the values determined by each method will differ as a result of the varying inputs and assumptions required under each approach.  The analyses underlying the valuation must be considered in their entirety.  The failure to consider all factors, analyses and methods underlying the whole of the fairness opinion could create an incomplete view of the analyses and processes underlying the fairness opinion.

Asset-based approaches.  Asset-based approaches presume that the value of the entity is represented by the market value of the assets owned by the entity, less the market value of any liabilities.  The net asset value method, an asset-based approach, assumes that the values of all assets are realized through the course of normal business operations while the liquidation method assumes that all assets are liquidated in an orderly fashion.  The net asset value method derives a value by determining the market value of the individual balance sheet components.  This method typically assumes liquidation of the entity’s property on the date of appraisal with recognition of securities gains or losses, real estate appreciation or depreciation and any adjustments to the loan loss reserve, discounts to the loan portfolio or changes in the net value of other assets.  National Capital did not believe that the net asset value method was appropriate to use in this transaction because the company is a going concern and because the net asset value method is based on historical costs and varying accounting methods.  Even if the assets and liabilities are adjusted to reflect prevailing prices and yields (which is often of limited accuracy because readily available data is often lacking), the net asset value method results in a liquidation value for the company and does not take into account the values attributable to the going concern, such as the interrelationship among the company’s assets, liabilities, customer relations, market presence, image and reputation, and staff expertise and depth.  Therefore, National Capital gave no weight to the net asset value method of valuation in determining the fairness of the transaction consideration.

Market-based approaches.  In market-based approaches, financial characteristics and other information for publicly-traded companies and transactions on which public information is available are utilized as a basis for determining the value of the subject company.  Market-based approaches work on the financial theory of substitution or economic indifference.  That is, by obtaining financial information and other data regarding public companies or transactions on which public information is available, an appraiser may analyze the subject company and make appropriate adjustments to recognize differences between the subject company and comparable companies in order to make a determination as to value.  National Capital performed two analyses using the market value method.  These analyses use data from First Louisiana Bank as the primary source of comparative information but do include additional assets and liabilities of the company in the final determinations of value.

Comparable whole bank transaction analysis.  In determining a range of values for the common stock of First Louisiana Bancshares and in rendering its fairness opinion, National Capital analyzed the consideration paid in selected financial institution merger transactions.  The objective of National Capital’s analysis was to determine an appropriate value by analyzing data related to actual sales transactions of similar entities and making appropriate adjustments to recognize the differences between First Louisiana Bancshares and comparable bank or bank holding companies that have recently been sold.

National Capital identified a group of 35 comparable financial institution acquisitions involving selling institutions with total assets between $85 million and $150 million announced between July 1, 2006 and December 31, 2007.  National Capital applied the average, trimmed average and median transaction multiples of certain financial indicators to the related financial statistics of First Louisiana Bank to derive an implied value.  Terminated transactions, distressed institution sales and transactions where material data was unavailable were excluded from the analysis.  The following table sets forth the average, trimmed average and median transaction multiples of selected financial indicators for the comparable financial institution acquisition group identified by National Capital.

	Average	Median	80% Trim Average
Tangible Book Value Multiple	2.36x	2.22x	2.33x
Earnings Multiple	23.36	20.96	22.35
Price to Deposits	24.49	23.61	24.16
Premium to Core Deposits	18.67	15.28	17.57

In its analysis, National Capital weighted the various financial indicators in the manner that it determined appropriate, in its professional judgment, in light of the characteristics of First Louisiana Bank and the comparable financial institution data set.  By applying averages of key valuation indicators to the relevant financial statistics of First Louisiana Bank, and after consideration of all appropriate valuation adjustments described below, National Capital determined an implied per share fair market value of $23.43 under this method.

Comparable public company analysis.  Share exchange analysis is another market-based approach that assumes that a rational, publicly-traded bank or bank holding company would be willing to acquire another bank or bank holding company in a stock transaction only if the transaction would be non- or minimally dilutive to the acquirer’s pro forma per share earnings.

National Capital analyzed the earnings performance of First Louisiana Bank in light of the earnings performances and market values of a publicly traded peer group selected by National Capital.  The peer group consisted of publicly traded banks and bank holding companies in the United States.  By applying the price to earnings, price to book, price to assets and price to deposit ratios of the comparable public company dataset, National Capital estimated the value of the Bank based on the number of shares an acquirer could issue in exchange for the shares of the Bank without diluting earnings per share.  Using this formula, National Capital determined an implied per share fair market value of $23.17 under this method.  The following table shows some of the characteristics of the various comparable datasets considered.

					Number of
		Loans/			Companies in
Comparative Statistics	Total Assets	Assets	ROAA	ROAE	Dataset
All Comps Trim Mean	$723,617	72.38%	0.94%	10.11%	710
NYSE Comps Trim Mean	5,024,998	66.27	0.84	9.45	11
NASDAQ/AMEX Comps Trim Mean	1,355,090	73.43	0.97	10.57	319
OTC & Pink Sheet Comps Trim Mean	346,181	71.62	0.92	9.75	380
Asset-Ranged Comps Trim Mean	124,211	72.45	0.80	7.39	69
Regional Asset-Ranged Comps Trim Mean	123,158	69.96	0.81	6.85	15
Asset-Ranged OTC & Pink Comps Trim Mean	124,094	71.82	0.80	7.45	63

Subject Company	122,867	69.53	0.85	8.53

Valuation Metrics	Price/LTM Earnings	Price/ Book	Price/ Assets	Price/ Deposits
All Comps Trim Mean	14.64x	136.78%	12.77%	16.00%
NYSE Comps Trim Mean	14.29	132.72	11.01	14.99
NASDAQ/AMEX Comps Trim Mean	13.75	131.35	12.17	15.69
OTC & Pink Sheet Comps Trim Mean	15.58	139.60	13.20	16.09
Asset-Ranged Comps Trim Mean	19.64	129.46	14.34	16.89
Regional Asset-Ranged Comps Trim Mean	20.93	125.46	14.94	17.53
Asset-Ranged OTC & Pink Comps Trim Mean	19.69	130.91	14.39	16.98

Income-based approaches.  Income-based approaches measure value by capitalizing or discounting the cash flow or earnings of the enterprise.  A discounted cash flow analysis measures enterprise value by discounting future cash flows to present value.  This analysis considers projected levels of asset growth, required regulatory capital, earnings, dividend paying capacity, and future residual or terminal value.  A capitalization of historical earnings analysis measures enterprise value by capitalizing the subject company’s earnings stream.  Based on its experience and the characteristics of the company, National Capital determined that the discounted cash flow analysis was an appropriate method for valuing the company as a going concern.

Discounted cash flow analysis.  National Capital used a discounted cash flow analysis that analyzed (i) a stream of cash flow from projected dividends over the current and next five years and (ii) a terminal value which could be derived from the company at the end of this period.  The following table summarizes the historical financial information and financial projections utilized by National Capital in determining the projected cash flow of the company through 2012.

Bank Data	2003	2004	2005	2006	Current Period 2007	Historical 5Yr CAGR	2008	2009	2010	2011	2012	Projected 5Yr CAGR
EOY Loans	63,359	71,565	74,290	80,215	85,430	10.4%	89,350	94,711	100,394	106,417	112,802	5.7%
Average Loans (avg. of 4 quarterly averages)	59,491	65,484	73,002	78,321	85,177	14.2%
Average Loans (avg. of EOY and preceding EOY)	67,673	67,462	72,928	77,253	82,823		87,150	92,031	97,552	103,405	109,610

EOY Assets	90,000	101,499	109,935	112,563	122,867	11.1%	118,495	125,605	133,141	141,129	149,597	4.0%
Average Assets (avg. of 4 quarterly averages)	80,251	90,020	102,552	110,046	116,841	15.0%
Average Assets (avg. of EOY and preceding EOY)	81,370	95,750	105,717	111,249	117,715		117,893	122,050	129,373	137,135	145,363

EOY Deposits	63,395	74,574	85,061	88,597	94,326	11.8%	91,287	96,764	102,570	108,724	115,248	4.1%
Average Deposits (avg. of last 4 EOQ)	59,856	66,399	79,293	86,945	89,818	13.7%
Average Deposits (avg. of EOY and preceding EOY)	58,716	68,985	79,818	86,829	91,462		90,020	94,026	99,667	105,647	111,986

EOY Uninsured Deposits	32,783	43,572	52,497	54,124	59,974	19.1%	57,511	59,994	62,568	65,235	69,149	2.9%
Average Uninsured Deposits (avg. of last 4 EOQ)	29,548	37,077	48,653	53,954	55,097	22.0%
Average Uninsured Deposits (avg. of EOY and preceding EOY)	28,894	38,178	48,035	53,311	57,049		58,742	58,752	61,281	63,901	67,192

EOY Insured Deposits	30,612	31,002	32,564	34,473	34,352	3.4%	33,776	36,770	40,002	43,490	46,099
Average Insured Deposits (avg. of last 4 EOQ)	30,308	29,323	30,640	32,991	34,722	5.2%
Average Insured Deposits (avg. of EOY and preceding EOY)	29,822	30,807	31,783	33,519	34,413

EOY Equity Capital	9,856	9,973	11,089	12,346	13,487		13,675	13,923	14,220	14,571	14,964

Company Data
Net Income	582	118	443	1,058	814		698	915	1,100	1,303	1,454	12.3%
Normalized Net Income	582	371	647	827	864
Ordinary Dividends Paid	--	--	--	--	--		510	668	803	951	1,061

Growth Rates (EOY to EOY)
Loans	21.9%	13.0%	3.8%	8.0%	6.5%		4.6%	6.0%	6.0%	6.0%	6.0%	5.7%
Assets	23.7%	12.8%	8.3%	2.4%	9.2%		(3.6)%	6.0%	6.0%	6.0%	6.0%	4.0%
Total Deposits	17.3%	17.6%	14.1%	4.2%	6.5%		(3.2)%	6.0%	6.0%	6.0%	6.0%	4.1%
Insured Deposits	5.4%	1.3%	5.0%	5.9%	(0.4)%		(1.7)%	8.9%	8.8%	8.7%	6.0%	6.1%
Ratios
Ordinary Dividend Payout Ratio	--%	--%	--%	--%	--%		73.0%	73.0%	73.0%	73.0%	73.0%
Insured Deposits / Total Deposits	48.3%	41.6%	38.3%	38.9%	36.4%		37.0%	38.0%	39.0%	40.0%	40.0%
ROAA	0.72%	0.12%	0.42%	0.95%	0.69%		0.59%	0.75%	0.85%	0.95%	1.00%
Normalized ROAA	0.72%	0.39%	0.61%	0.74%	0.73%
Capital / Assets	10.95%	9.83%	10.09%	10.97%	10.98%		11.54%	11.08%	10.68%	10.32%	10.00%

As evidenced by the table above, National Capital’s discounted cash flow analysis assumed the following:

•	that First Louisiana Bancshares paid cash dividends in 2008 through 2012 equal to 73% of its net income, based on its ability to do so while maintaining adequate capital at the bank level;

•	that First Louisiana Bancshares earned 0.59% to 1.00% on its average assets between 2008 and 2012; and

•	that First Louisiana Bancshares assets grew by 5.7% on an annualized basis between 2008 and 2012.

The projections utilized by National Capital were developed by National Capital based on an analysis of historical results and discussions with management.  Dividend projections were based on the maximum amounts payable while maintaining a reasonable capital to asset ratio and do not necessarily reflect the board’s intentions.  The financial projections indicated for 2012 were also used in determining a terminal value based on the comparable acquisition analysis described above.

The discounted cash flow analysis assumes that the projected cash flows from dividends and the terminal value are discounted back to present value at a discount rate derived using the Ibbotson Buildup Method and the current public company price to earnings multiple.  Following this methodology, National Capital determined that a discount rate of 15.07% is appropriate based on the risk characteristics of the company.  Discounting the future cash flows from dividends and the terminal value to present value, National Capital determined an implied per share fair market value of $19.70 under this method.

In National Capital’s experience, discounted cash flow analysis is a widely-used valuation methodology, but it relies on numerous assumptions, including projected earnings, terminal values and discount rates.  The analysis does not purport to be indicative of the actual values or expected values of our common stock.

Capitalization of historical earnings analysis.  The historical earnings method is an income-based approach that relies on historical data as a basis for valuation rather than estimates of future performance.  Although past performance may not be indicative of future results, the historical earnings method can provide a reasonable indication of value, especially in cases where the subject company has a history of stable earnings or growth and this history can reasonably be expected to continue in the foreseeable future.  As a part of its analysis, National Capital reviewed the historical earnings of the company, determined that the company had experienced stable earnings over a relatively long period and concluded that the historical earnings method is an appropriate method for valuing the company.  To determine the level of earnings to be capitalized, National Capital developed a trend line using actual earnings between 2005 and 2007.  In its analysis, National Capital utilized an earnings capitalization rate of 7.78%, which was derived from Ibbotson Associates cost of capital data and the company’s projected growth rate.  The following table illustrates the application of the capitalization of historical earnings analysis.

Bank Data	2003	2004	2005	2006	Current Period 2007
EOY Loans	63,359	71,565	74,290	80,215	85,430
Average Loans (avg. of 4 quarterly averages)	59,491	65,484	73,002	78,321	85,177
Average Loans (avg. of EOY and preceding EOY)	57,673	67,462	72,928	77,253	82,823

EOY Assets	90,000	101,499	109,935	112,563	122,867
Average Assets (avg. of 4 quarterly averages)	80,251	90,020	102,552	110,046	116,841
Average Assets (avg. of EOY and preceding EOY)	81,370	95,750	105,717	111,249	117,715

EOY Deposits	63,395	74,574	85,061	88,597	94,326
Average Deposits (avg. of last 4 EOQ)	59,856	66,399	79,293	86,945	89,818
Average Deposits (avg. of EOY and preceding EOY)	58,716	68,985	79,818	86,829	91,462

EOY Uninsured Deposits	32,783	43,572	52,497	54,124	59,974
Average Uninsured Deposits (avg. of last 4 EOQ)	29,548	37,077	48,653	53,954	55,097
Average Uninsured Deposits (avg. of EOY and preceding EOY)	28,894	38,178	48,035	53,311	57,049

EOY Insured Deposits	30,612	31,002	32,564	34,473	34,352
Average Insured Deposits (avg. of last 4 EOQ)	30,308	29,323	30,640	32,991	34,722
Average Insured Deposits (avg. of EOY and preceding EOY)	29,822	30,807	31,783	33,519	34,413

EOY Equity Capital	9,856	9,973	11,089	12,346	13,487

Company Data
Net Income	582	118	443	1,059	814
Normalized Net Income	582	371	647	827	864
Ordinary Dividends Paid	--	--	--	--	--

Growth Rate (EOY to EOY)
Loans	21.9%	13.0%	3.8%	8.0%	6.5%
Assets	23.7%	12.8%	8.3%	2.4%	9.2%
Total Deposits	17.3%	17.6%	14.1%	4.2%	6.5%
Insured Deposits	5.4%	1.3%	5.0%	5.9%	(0.4)%
Ratios
Ordinary Dividend Payout Ratio	--%	--%	--%	--%	--%
Insured Deposits / Total Deposits	48.3%	41.6%	38.3%	38.9%	36.4%
ROAA	0.72%	0.12%	0.42%	0.95%	0.69%
Normalized ROAA	0.72%	0.39%	0.61%	0.74%	0.73%
Capital / Assets	10.95%	9.83%	10.09%	10.97%	10.98%

Weighting	--	--	1	2	3

Weighted Average Historical ROAA					0.72%
Resulting Earnings on Current Year Average Assets					844
Capitalization Rate					9.40%

Based on the information shown above, National Capital determined an implied per share fair market value of $13.81 under this method.

Valuation adjustments.  The purpose of a valuation adjustment is to reflect differences between the characteristics of the subject company and those of the comparable datasets from which the indications of value are derived.  As valuations are based on the financial principle of substitution, these adjustments are an attempt to account for the varying degrees of risk associated with the subject company as measured against “comparable” similar investments.

For the value returned by the capitalization of historical earnings analysis, National Capital applied a level of control adjustment in order to reach a whole bank value.  The 34.9% control premium used in this valuation is based on data from the MergerStat Control Premium Database for small financial institutions that have sold within the last two years.

National Capital also applied a 5.0% marketability adjustment to reflect the enhanced marketability of the company relative to other companies in the broader financial institutions space.  This heightened attractiveness reflects the limited number of acquisition targets in the Shreveport / Bossier MSA.

National Capital applied the control and marketability valuation adjustments described above to determine the fairness of the per share consideration to be received in connection with the proposed transaction.  The following table sets forth the various valuation adjustments, indicates a fair market value using each method and measures that fair market value as a multiple of book value and of earnings per share.

First Louisiana Bancshares, Inc.
Valuation Methods Summary
Valuation Purpose:  Fairness Opinion – Merger Transaction
As of December 31, 2007
Valuation Method	Method Results Before Adjustments	Level of Value Adjustment	Indicated Whole Bank Value Before Adjustments	Fundamental Marketability Adjustment	Market Value of Excluded Company Assets/Liab	Indicated Whole Bank Value After Adjustments	Whole Bank Value per Share	Resulting Book Multiple		Projected Earnings Multiple
Adjusted Book Value	$12,090,040		$12,090,040			$12,090,040	$13.79	1.00	x	17.32	x
Comparable Whole Bank Sales	19,700,070		19,700,070	5.0%	$(146,660)	20,538,413	23.43	1.70		29.42
Public Bank Exchange Value	19,477,762		19,477,762	5.0%	(146,660)	20,304,990	23.17	1.68		29.09
Discounted Future Returns	17,266,471		17,266,471			17,266,471	19.70	1.43		24.74
Capitalized Historical Earnings	8,971,937	+34.9%	12,103,143			12,103,143	13.81	1.00		17.34

Conclusion.  Based upon its review of the empirical information described in this information statement and the fairness opinion, and all of the other relevant factors and information deemed appropriate in its professional judgment, National Capital advised the board of directors of First Louisiana Bancshares that, in its considered opinion, the per share consideration to be paid to its shareholders as a result of the proposed transaction is fair, from a financial point of view, to all of its shareholders.

Pursuant to its engagement of National Capital, First Louisiana Bancshares will pay a professional fee of $7,500 plus National Capital’s expenses related to rendering its fairness opinion in connection with the merger.  In addition, First Louisiana Bancshares has previously engaged National Capital to conduct an annual valuation of its common stock and has engaged American Planning Corporation, an affiliate of National Capital, to provide certain ongoing financial consulting services to First Louisiana Bancshares and First Louisiana Bank.  The aggregate amount of all fees paid or payable to National Capital and American Planning Corporation from January 1, 2006 through March 31, 2008 are approximately $83,200.

The summary contained in this section provides a description of the material analyses prepared by National Capital and does not purport to be a complete description of the analyses prepared by National Capital in connection with the valuation analysis and in rendering the opinion.  The preparation of a valuation analysis and a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such a valuation or opinion is not necessarily susceptible to partial analysis or summary description.  National Capital believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in National Capital’s presentations to the board of directors and in the fairness opinion.  The valuations or ranges of valuations resulting from any particular analysis described above should not be taken to be National Capital’s view of the actual present or future value of First Louisiana Bancshares or of its common stock, and are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by these analyses.

In its valuation and fairness opinion, National Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters.  While National Capital believes that these projections and the assumptions upon which they were based were reasonable, National Capital has no control over the future occurrence of any of the events upon which the projections were based.  Certain of the projections are based on factors, such as general and local economic conditions, that are beyond our control.  In addition, estimates of values of other companies used in rendering the appraisal and fairness opinion do not purport to be appraisals of those companies or necessarily reflect the prices at which those companies or their securities may actually be sold.  National Capital selected comparable public companies and comparable acquisitions on the basis of various factors, including the size and similarity of selected companies, their business mix and similar characteristics of the transactions; however, no company or transaction utilized as a comparison in these analyses summarized above is identical to First Louisiana Bancshares or the transaction.

Consideration to be Received in the Merger

When the merger becomes effective, each share of First Louisiana Bancshares common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive, at the holder's election, either $28.00 in cash or 2.8 shares of new holding company common stock in exchange for each share of First Louisiana Bancshares common stock.  Based on the current number of shares of First Louisiana Bancshares common stock outstanding, the new holding company will issue an aggregate of approximately 1,324,720 shares of common stock and pay approximately $8.8 million in cash to shareholders of First Louisiana Bancshares, assuming none of the outstanding options to purchase shares of First Louisiana Bancshares common stock are exercised prior to completion of the merger.  At the midpoint of the offering range, former First Louisiana Bancshares shareholders will own approximately 34.3% of the outstanding common stock of the new holding company.

Under the terms of the merger agreement, First Louisiana Bancshares shareholders may elect to convert their shares into cash, new holding company common stock or a mixture of cash and new holding company common stock.  All elections of First Louisiana Bancshares shareholders are further subject to the allocation and proration procedures described in the merger agreement.  These procedures provide, among other things, that the number of shares of First Louisiana Bancshares common stock to be converted into new holding company common stock in the merger must be equal to 60% of the total number of shares of First Louisiana Bancshares common stock issued, with the remaining 40% being converted to cash. Neither Home Federal Bancorp nor First Louisiana Bancshares is making any recommendation as to whether First Louisiana Bancshares shareholders should elect to receive cash or new holding company common stock in the merger.  Each holder of First Louisiana Bancshares common stock must make his or her own decision with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement.  As a result, the merger agreement describes procedures to be followed if First Louisiana Bancshares shareholders in the aggregate elect to receive more or less of the new holding company common stock than we have agreed to issue. These procedures are summarized below.

•
If Stock Is Oversubscribed:  If First Louisiana Bancshares shareholders elect to receive more new holding company common stock than we have agreed to issue in the merger, then all First Louisiana Bancshares shareholders who have elected to receive cash or who have made no election will receive cash for their First Louisiana Bancshares shares and all shareholders who elected to receive new holding company common stock will receive a pro rata portion of the available new holding company shares plus cash for those shares not converted into new holding company common stock.

•
If Stock Is Undersubscribed:  If First Louisiana Bancshares shareholders elect to receive fewer shares of new holding company common stock than we have agreed to issue in the merger, then all First Louisiana Bancshares shareholders who have elected to receive new holding company common stock will receive new holding company common stock and all shareholders who elected to receive cash or who have made no election will be treated in the following manner:

o
If the number of shares held by First Louisiana Bancshares shareholders who have made no election is sufficient to make up the shortfall in the number of new holding company shares that new holding company is required to issue, then all First Louisiana Bancshares shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and new holding company common stock in whatever proportion is necessary to meet the requirement that 60% of the shares of First Louisiana Bancshares common stock are converted to shares of common stock of the new holding company.

o
If the number of shares held by First Louisiana Bancshares shareholders who have made no election is insufficient to make up the shortfall, then all First Louisiana Bancshares shareholders who made no election will receive common stock of the new holding company and those First Louisiana Bancshares shareholders who elected to receive cash will receive cash and new holding company common stock in whatever proportion is necessary to make up the shortfall.

First Louisiana Bancshares's shareholders will not receive fractional shares of new holding company common stock.  Instead, they will receive a cash payment for any fractional shares in an amount equal to the product of such fractional amount multiplied by $10.00.

Treatment of First Louisiana Bancshares Stock Options. At the effective time of the merger, each outstanding option to purchase shares of First Louisiana Bancshares common stock will be converted into an option to purchase shares of the new holding company common stock.  The number of shares of new holding company common stock subject to each converted option will be equal to the number of shares of First Louisiana Bancshares common stock subject to the option immediately prior to the completion of the merger multiplied by 2.8. The exercise price of each such converted option will be equal to the quotient obtained by dividing the per share exercise of such First Louisiana Bancshares option by 2.8.

Election and Exchange Procedures

Subject to the allocation process described in the above section, each First Louisiana Bancshares shareholder may elect to receive with respect to his or her shares of First Louisiana Bancshares common stock, all Home Federal Bancorp common stock, all cash or a combination of Home Federal Bancorp common stock and cash.

Stock Election Shares.  First Louisiana Bancshares shareholders who validly elect to receive Home Federal Bancorp common stock for some or all of their shares will receive the per share stock consideration for that portion of the shareholder's shares of First Louisiana Bancshares common stock equal to the shareholder's stock election, subject to the allocation process described above.  In this discussion, we refer to shares held by shareholders who have made stock elections as "stock election shares."

Cash Election Shares.  First Louisiana Bancshares shareholders who validly elect to receive cash for some or all of their shares will receive the per share cash consideration for that portion of the shareholder's shares of First Louisiana Bancshares common stock for which they elect to receive cash, subject to the allocation process described below.  In our discussion below, we refer to shares held by First Louisiana Bancshares shareholders who have made cash elections as "cash election shares."

No-Election Shares.  Shares held by First Louisiana Bancshares shareholders (i) who indicate that they have no preference as to whether they receive Home Federal Bancorp common stock or cash, (ii) who do not make a valid election, or (iii) who fail to properly perfect dissenters' rights will be deemed to be "no-election shares."  No-election shares will be converted into the per share stock consideration as needed unless there is an oversubscription of the stock consideration, in which case the no election shares will be converted into the per share cash consideration as needed.

In the aggregate, a fixed amount of stock consideration and cash consideration will be paid to First Louisiana Bancshares shareholders as described above.  Accordingly, there is no assurance that a First Louisiana Bancshares shareholder will receive the form of consideration that the shareholder elects with respect to any or all of his or her shares of First Louisiana Bancshares common stock.  If the elections of First Louisiana Bancshares shareholders result in an oversubscription for the available pool of stock consideration or cash consideration, the procedures for allocating Home Federal Bancorp common stock and cash to be received by First Louisiana Bancshares shareholders will be followed by Home Federal Bancorp's exchange agent.  See "Consideration to be Received in the Merger" above.

Election Form and Letter of Transmittal.  No later than 15 days prior to the anticipated effective time of the merger, Home Federal Bancorp's exchange agent will mail to you an election form and letter of transmittal along with instructions on electing to receive the new holding company's common stock or cash or a combination of stock and cash for your First Louisiana Bancshares stock.  The deadline for making your election will be 5:00 p.m., Eastern Time, on the 15th Business Day following but not including the mailing date of the election form.  You must carefully follow the instructions from Home Federal Bancorp's exchange agent.  Your election will be properly made only if, by the deadline date, you have submitted to Home Federal Bancorp's exchange agent at its designated office, a properly completed and signed election form and letter of transmittal that is accompanied by your First Louisiana Bancshares stock certificate(s).  The First Louisiana Bancshares stock certificate(s) must be in a form that is acceptable for transfer (as explained in the election form).  If your election is not properly made, your shares of First Louisiana Bancshares stock will be treated as "no-election shares."  Neither Home Federal Bancorp nor its exchange agent will be under any obligation to notify any person of any defects in an election form.

As soon as reasonably practicable following the election deadline and upon the surrender by shareholders of any certificates representing First Louisiana Bancshares common stock, Home Federal Bancorp's exchange agent will mail to First Louisiana Bancshares shareholders a certificate representing the aggregate number of shares of new holding company common stock that a First Louisiana Bancshares shareholder has a right to receive and/or checks representing cash consideration for shares of First Louisiana Bancshares common stock, or cash in lieu of fractional shares of new holding company common stock, to former shareholders of First Louisiana Bancshares who have timely submitted an effective election form along with their First Louisiana Bancshares stock certificates.

If First Louisiana Bancshares shareholders do not timely submit an election form along with their certificates for First Louisiana Bancshares common stock, they will receive from Home Federal Bancorp's exchange agent promptly after completion of the merger, a letter of transmittal with instructions for submitting their First Louisiana Bancshares stock certificate for new holding company common stock or cash consideration.  At that time, those First Louisiana Bancshares shareholders will need to carefully review the instructions, complete the materials enclosed with the instructions and return the materials along with their First Louisiana Bancshares stock certificate.  Whether those shareholders receive new holding company common stock or cash will depend on the election of other First Louisiana Bancshares shareholders.  See "Consideration to be Received in the Merger" above.

Certificates evidencing shares of the new holding company's common stock will be dated as of the effective date of the merger and will entitle the holders to dividends and any other distributions to which the holder is entitled.  Until the certificates representing First Louisiana Bancshares common stock are surrendered for exchange after completion of the merger, holders of such certificates will not receive any cash consideration or stock consideration or dividends or distributions on any new holding company common stock into which such shares have been converted.  When such certificates are surrendered, any unpaid dividends or other distributions will be paid without interest.  Home Federal Bancorp has the right to withhold dividends or any other distributions on its shares until the First Louisiana Bancshares stock certificates are surrendered for exchange.

Until surrendered, each First Louisiana Bancshares stock certificate, following the effective date, is evidence solely of the right to receive the merger consideration.  In no event will either Home Federal Bancorp or First Louisiana Bancshares be liable to any former First Louisiana Bancshares stock holder for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law.

Accounting Treatment

Home Federal Bancorp will account for the merger under the purchase method of accounting.  Home Federal Bancorp will record, at fair value, the acquired assets and assumed liabilities of First Louisiana Bancshares.  To the extent that the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Home Federal Bancorp will record intangible assets, which, among other things, include goodwill and core deposit intangibles.  Home Federal Bancorp will include in its results of operations the results of First Louisiana Bancshares's operations after completion of the merger.

Material Federal Income Tax Considerations

The following discussion summarizes the material federal income tax consequences relating to the merger to First Louisiana Bancshares and the holders of First Louisiana Bancshares common stock.  Because this is a summary that is intended to address only federal income tax consequences of the merger that will apply to all First Louisiana Bancshares shareholders, it may not contain all of the information that may be important to you.  As you review this discussion, you should keep in mind that the tax consequences to you may vary depending on your particular tax situation.  You may be subject to special rules that are not discussed below if you are:

•	a tax-exempt organization;

•	a dealer or broker in securities or foreign currency;

•	a trader in securities that elects to mark to market;

•	a person who holds First Louisiana Bancshares shares as part of a hedge, straddle or conversion transaction;

•	a person who acquired First Louisiana Bancshares shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	a person who does not hold First Louisiana Bancshares shares as a capital asset;

•	a person that has a functional currency other than the U.S. dollar;

•	a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate, or individual who is not taxed as a citizen or resident of the Untied States;

•	a trust;

•	an estate;

•	a pass-through entity and investors in such entity;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a bank or other financial institution;

•	a U.S. expatriate; or

•	otherwise subject to special tax treatment under the Internal Revenue Code.

This summary does not address any alternative minimum tax, or any state, local, or foreign tax considerations.  This discussion is not intended to be, and should not be construed as, tax advice.  You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of the merger on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based upon the current Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations, and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions.  Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect interpretations of current law.  Any change could apply retroactively.  Neither First Louisiana Bancshares nor Home Federal Bancorp has requested, or plans to request, any rulings from the Internal Revenue Service concerning the tax treatment of the merger.  Hunton & Williams LLP, counsel to First Louisiana Bancshares, and Elias, Matz, Tiernan & Herrick L.L.P., counsel to Home Federal Bancorp, have delivered opinion letters to First Louisiana Bancshares and Home Federal Bancorp with respect to the discussion set forth below under this heading "Material Federal Income Tax Considerations," and the form of the opinions are included as exhibits to the registration statement of which this joint proxy statement prospectus is a part.  It is possible that the Internal Revenue Service would challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts and that a court would agree with the Internal Revenue Service.

General

The merger is intended to qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code.  The income tax consequences summarized below are based upon the assumption that the merger will qualify as a reorganization.  Hunton & Williams LLP, counsel to First Louisiana Bancshares, and Elias, Matz, Tiernan & Herrick L.L.P., counsel to Home Federal Bancorp, have delivered opinions to First Louisiana Bancshares and Home Federal Bancorp, respectively, that the merger will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code.

The delivery of opinions by Hunton & Williams LLP and Elias, Matz, Tiernan & Herrick L.L.P. reaffirming the above, dated as of the closing date, is a condition to the merger.  The opinions of counsel will rely on customary representations made by First Louisiana Bancshares and Home Federal Bancorp and applicable factual assumptions.  If any of the factual assumptions or representations relied upon in the opinions of counsel are inaccurate, the opinions may not accurately describe the federal income tax treatment of the merger, and this discussion may not accurately describe the tax consequences of the merger.  The opinions of Hunton & Williams LLP and Elias, Matz, Tiernan & Herrick L.L.P. are not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not contest the conclusions expressed therein.

Federal Income Tax Consequences of the Merger to First Louisiana Bancshares Stockholders

You may receive in exchange for your First Louisiana Bancshares common stock and pursuant to your election:

•	only cash,

•	only common stock of the new holding company, or

•	common stock of the new holding company and cash by election, subject to the limits described elsewhere herein.

Assuming the merger of First Louisiana Bancshares with the new holding company constitutes a reorganization under Section 368(a) of the Internal Revenue Code, the merger will have the following federal income tax consequences to you:

•
Receipt of Only Cash. If you receive only cash in the merger or you receive only cash as payment for dissenting shares, you will recognize gain or loss on the exchange of your First Louisiana Bancshares shares.  The gain or loss will equal the difference between the amount of cash you receive and your adjusted tax basis in your First Louisiana Bancshares shares immediately prior to the exchange.

If you are not treated as completely terminating your interest in the new holding company because of the application of the constructive ownership rules of Section 318 of the Internal Revenue Code, which generally attribute to you the ownership of shares that are owned by your family members or by entities in which you own an interest or in which you have an option to acquire an interest, the cash you receive may be treated under certain circumstances as a dividend under Section 302 of the Internal Revenue Code.  You should consult your tax advisor as to the possibility that all or a portion of any cash you receive in exchange for your First Louisiana Bancshares stock will be treated as a dividend.

•
Receipt of Only Common Stock of the New Holding Company. If you receive only common stock of the new holding company in the merger, you will not recognize gain or loss on the exchange of your First Louisiana Bancshares shares.  Your aggregate tax basis in the new holding company shares you receive will be equal to the aggregate tax basis in the First Louisiana Bancshares shares which you exchanged for the new holding company shares.  Your holding period in the new holding company shares will include your holding period in your First Louisiana Bancshares shares.

•
Receipt of Common Stock of the New Holding Company and Cash by Election. Subject to the following paragraph, if you receive common stock of the new holding company and cash as a result of your election in the merger or as a result of the allocation and proration procedure described herein, you will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) your aggregate gain on the exchange.  Your aggregate gain on the exchange is equal to the excess of the value of all the cash you receive in the exchange (excluding any cash received in lieu of a fractional share of new holding company common stock), and shares of the new holding company (including any fractional shares of new holding company common stock you are deemed to receive and exchange for cash), over your adjusted tax basis in your shares of First Louisiana Bancshares exchanged in the merger.  In determining the aggregate gain, your gain or loss from each identifiable block of shares must be calculated and only the gains aggregated, with no offset for the losses.

Your recognized gain could be taxable as ordinary dividend income depending upon whether and to what extent the exchange reduces your deemed percentage stock ownership interest in the new holding company.  For purposes of this determination, you will be treated as if you first exchanged all of your shares of First Louisiana Bancshares common stock for shares of common stock in the new holding company and then the new holding company immediately redeemed a portion of such shares of common stock in exchange for the cash you actually received.  The gain recognized by you in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is either “substantially disproportionate” or “not essentially equivalent to a dividend.”  In general, the deemed redemption will be “substantially disproportionate” if, immediately after the deemed redemption, you actually and constructively own less than fifty percent (50%) of the total combined voting power of all classes of outstanding stock entitled to vote, and the percentage of the outstanding voting stock of the new holding company which is actually and constructively owned by you immediately after the deemed redemption is less than eighty percent (80%) of the percentage of the outstanding voting stock of the new holding company that you actually and constructively are deemed to own immediately before the deemed redemption.  In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in your deemed percentage of stock ownership in the new holding company.  In general, the determination of whether there has been a “meaningful reduction” requires a comparison of the percentage of the outstanding voting stock of the new holding company that you actually and constructively are deemed to own immediately before the deemed redemption, as compared to the percentage of the outstanding voting stock of the new holding company which is actually and constructively owned by you immediately after the deemed redemption.  In applying the “substantially disproportionate” and the “not essentially equivalent to a dividend” tests, Section 318 of the Internal Revenue Code requires that you be treated as actually owning the new holding company shares that are owned by your family members or by entities in which you own an interest or in which you have an option to acquire an interest.  The Internal Revenue Service has ruled that a minority shareholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a meaningful reduction if that shareholder has any reduction in its percentage stock ownership compared to what the shareholder would have received had all of the merger consideration been stock.  You should consult your own tax advisor as to the applicability of these rules to your particular facts and circumstances.

•
Your aggregate tax basis in the new holding company shares that you receive in the merger (including any fractional share interest you are deemed to have received and exchanged for cash) will be equal to the aggregate tax basis in the First Louisiana Bancshares shares which you exchanged for the new holding company shares, increased by the amount of your taxable gain and decreased by the amount of cash you received (excluding any cash received in lieu of fractional shares of new holding company common stock).  Your holding period in the new holding company shares will include your holding period in your First Louisiana Bancshares shares.

•
Receipt of Cash in Lieu of a Fractional Share.  You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of new holding company common stock equal to the difference between the amount of cash received and the tax basis allocated to that fractional share.

•
Taxation of Capital Gain.  Gain or loss that you recognize in connection with the merger will generally constitute capital gain or loss and will constitute long-term capital gain or loss if your holding period in your First Louisiana Bancshares common stock is greater than one year as of the date of the merger.  If you are a non-corporate holder of First Louisiana Bancshares common stock, this long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 15%.  The deductibility of capital losses is subject to limitation.

Reporting Requirements

If you exchange your First Louisiana Bancshares shares for common stock of the new holding company in connection with the merger and you are a “significant holder” with respect to First Louisiana Bancshares, then you are required to include a statement with respect to the exchange on or with your federal income tax return for the year of the exchange.  You will be treated as a significant holder in First Louisiana Bancshares if you own one percent (1%) or more of the First Louisiana Bancshares’ issued and outstanding common stock or if the basis in your shares of First Louisiana Bancshares stock is one million dollars ($1,000,000) or more.  The statement must be prepared in accordance with Treasury Regulation Section 1.368-3(b) and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT YOUR NAME AND TAXPAYER IDENTIFICATION NUMBER], A SIGNIFICANT HOLDER.”  The statement must include the names and employer identification numbers of First Louisiana Bancshares and the new holding company, the date of the merger, the fair market value and tax basis of your First Louisiana Bancshares shares exchanged (determined immediately before the merger).

In addition, as a participant in the merger, you are required to retain permanent records and make such records available to any authorized Internal Revenue Service officers and employees.  If you received shares of the new holding company common stock in the merger, these records should include the number of First Louisiana Bancshares shares exchanged, the number of shares of new holding company common stock received, the fair market value of the First Louisiana Bancshares shares exchanged, and your adjusted basis in your First Louisiana Bancshares shares.

Backup Withholding

In order to avoid "backup withholding" on a payment of cash to you pursuant to your election to receive cash in exchange for all or some of your First Louisiana Bancshares shares, or in payment for dissenting shares, you must, unless an exception applies under applicable law and regulations, provide us with your correct taxpayer identification number on a Substitute Form W-9, and certify under penalty of perjury that you are not subject to backup withholding and that your taxpayer identification number is correct.  A Substitute Form W-9 will be included with the letter of transmittal to be sent to you by the exchange agent.  If you fail to provide your correct taxpayer identification number or the required certifications, you may be subject to penalty by the Internal Revenue Service and any cash payments you would otherwise receive in consideration for shares of First Louisiana Bancshares in the merger may be subject to backup withholding (currently at a rate of 28%).  Any amount withheld under the backup withholding rules may be allowed as a refund or credit against your federal income tax liability provided that you furnish certain required information to the Internal Revenue Service.

Federal Income Tax Consequences of the Merger to First Louisiana Bancshares

First Louisiana Bancshares will generally not recognize gain or loss in connection with the merger.

HOME FEDERAL BANCORP'S PROPOSAL 3 AND FIRST LOUISIANA BANCSHARES' PROPOSAL 2 - ADJOURNMENT OF THE SPECIAL MEETINGS

In the event there are not sufficient votes to approve the merger agreement at the time of the special meeting of shareholders of Home Federal Bancorp and/or the special meeting shareholders of First Louisiana Bancshares, the Home Federal Bancorp board and/or the First Louisiana Bancshares board may propose adjournment of the special meeting(s) to a later date or dates in order to permit further solicitation of proxies.  In order to allow proxies that have been received by Home Federal Bancorp and First Louisiana Bancshares at the time of the special meetings to be voted for an adjournment, if necessary, the Home Federal Bancorp board and the First Louisiana Bancshares board are submitting the question of adjournment to their respective shareholders as a separate matter for their consideration.  No proxy that is voted against the proposal to approve the merger agreement will be voted in favor of adjournment.  If it is necessary to adjourn one or both of the special meetings, no notice of the adjourned special meeting or meetings is required to be given to shareholders, other than an announcement at the affected special meeting or meetings of the place, date and time to which if one or both of the special meetings are being adjourned, if the special meetings are adjourned for less than 30 days.

The board of directors of Home Federal Bancorp unanimously recommends that shareholders vote "for" the adjournment proposal.

The board of directors of First Louisiana Bancshares unanimously recommends that shareholders vote "for" the adjournment proposal.

BENEFICIAL OWNERSHIP OF FIRST LOUISIANA BANCSHARES COMMON STOCK

The following table sets forth, as of May 13, 2008, the beneficial ownership of First Louisiana Bancshares' common stock by (1) each person or entity who or which was known to us to be the beneficial owner of more than 5% of our issued and outstanding common stock, (2) each of First Louisiana Bancshares' directors and named executive officers, and (3) by all directors and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Shares of Common Stock Outstanding (1)
Estate of J.L. Carraway	91,898	11.7%
P.O. Box 704
Springhill, Louisiana 71075

Directors:
Ron C. Boudreaux	55,979(2)	6.7
Phillip L. Israel	5,307	*
John H. Meldrum Jr.	40,703	5.2
Winston E. Rice	20,402	2.6
Armand L. Roos	19,650(2)(3)	2.5
Wayne L. Simpson	104,549(2)(4)	13.1
David L. Winkler	111,793(2)(5)	14.0

Executive officers:
Thomas M. Glass	6,522(2)	*
Rhonda R. Hensley	4,626(2)(6)	*

All Directors and Executive Officers as a Group (9 persons)	369,531	42.7%
___________________
*Amounts to less than 1.0%.
(1)
Based on 788,524 shares of First Louisiana Bancshares' common stock outstanding and entitled to vote as of May 13, 2008, plus the number of shares that each person or the group may acquire within 60 days by exercising stock options.

(2)
Includes for Mr. Boudreaux, 44,807 shares, for each of Messrs. Roos, Simpson and Winkler, 8,668 shares and for Mr. Glass and Ms. Hensley, 3,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days of the record date.

(3)	Includes 4,761 shares held by Mr. Roos's family members over which he shares voting and dispositive power.
(4)
Includes 6,120 shares held by Mr. Simpson's family members over which he shares voting and dispositive power and 77,266 shares held by business entities over which he shares voting and dispositive power.

(5)	Includes 33,826 shares held by Mr. Winkler's family members over which he shares voting and dispositive power.
(6)	Includes 1,626 shares held jointly with Ms. Hensley's spouse.

DISSENTERS' RIGHTS OF APPRAISAL

Unless the merger agreement is approved by the holders of at least 80% of First Louisiana Bancshares' outstanding common stock, Section 131 of the Louisiana Business Corporation Law allows a stockholder of First Louisiana Bancshares who objects to the merger agreement and who complies with the provisions of that section to dissent from the merger agreement and to have paid to him in cash the fair cash value of his shares of First Louisiana Bancshares common stock as of the day before the meeting, as determined by agreement between the stockholder and Home Federal Bancorp or by the Civil District Court for the Parish of Caddo if the stockholder and Home Federal Bancorp are unable to agree.  Shareholders of Home Federal Bancorp are not entitled to dissenters' rights.

To exercise the right of dissent, a First Louisiana Bancshares shareholder:

•	must file with First Louisiana Bancshares a written objection to the merger agreement prior to or at the meeting; and

•	must also vote his shares, in person or by proxy, against the merger agreement at such meeting.

Neither a vote against the merger agreement nor a specification in a proxy to vote against the merger agreement will in and of itself constitute the necessary written objection to the merger agreement. Moreover, by voting in favor of, or abstaining from voting on, the merger agreement, or by returning the enclosed proxy without instructing the proxy holders to vote against the merger agreement, a shareholder waives his rights under Section 131. The right to dissent may be exercised only by the record owners of the shares and not by persons who hold shares only beneficially. Beneficial owners who wish to dissent to the merger agreement should have the record ownership of the shares transferred to their names or instruct the record owner to follow the Section 131 procedure on their behalf.

If the merger agreement is approved by less than 80% of the total number of shares of First Louisiana Bancshares common stock outstanding, then promptly after the effective date written notice of the consummation of the merger agreement will be given by Home Federal Bancorp by registered mail to each former shareholder of First Louisiana Bancshares who filed a written objection to the merger agreement and voted against it at such shareholder's last address on First Louisiana Bancshares' records. Within 20 days after the mailing of such notice, the shareholder must file with Home Federal Bancorp a written demand for payment for his shares at their fair cash value as of the day before the First Louisiana Bancshares meeting and must state the amount demanded and a post office address to which Home Federal Bancorp may reply. He must also deposit the certificates formerly representing his shares of First Louisiana Bancshares common stock in escrow with a bank or trust company located in Caddo Parish, Louisiana. The certificates must be duly endorsed and transferred to Home Federal Bancorp upon the sole condition that they are delivered to Home Federal Bancorp upon payment of the value of the shares in accordance with Section 131. With the above-mentioned demand, the shareholder must also deliver to Home Federal Bancorp the written acknowledgment of such bank or trust company that it holds the certificate(s), duly endorsed as described above.

Unless the shareholder objects to and votes against the merger agreement, demands payment, endorses and deposits his certificates and delivers the required acknowledgment in accordance with the procedures and within the time periods set forth above, the shareholder will conclusively be presumed to have acquiesced to the merger agreement and will forfeit any right to seek payment pursuant to Section 131.

If Home Federal Bancorp does not agree to the amount demanded by the shareholder, or does not agree that payment is due, it will, within 20 days after receipt of such demand and acknowledgment, notify such shareholder in writing at the designated post office address of either (i) the amount it will agree to pay or (ii) its belief that no payment is due. In this regard, shareholders should be aware that opinions of investment banking firms as to fairness from a financial point of view, including the opinion of National Capital Corporation described in this joint proxy statement and prospectus, are not opinions as to "fair value" under Louisiana law, and a determination of the fair cash value of the shares could be less than the consideration to be paid by Home Federal Bancorp in the merger.

If the shareholder does not agree to accept the offered amount, or disagrees with Home Federal Bancorp's assertion that no payment is due, he must, within 60 days after receipt of such notice, file suit against Home Federal Bancorp in the Civil District Court for the Parish of Caddo for a judicial determination of the fair cash value of the shares. Any shareholder entitled to file such suit may, within such 60-day period but not thereafter, intervene as a plaintiff in any suit filed against Home Federal Bancorp by another former shareholder for a judicial determination of the fair cash value of such other shareholder's shares. If a shareholder fails to bring or to intervene in such a suit within the applicable 60-day period, he will be deemed to have consented to accept Home Federal Bancorp's statement that no payment is due or, if Home Federal Bancorp does not contend that no payment is due, to accept the amount specified by Home Federal Bancorp in its notice of disagreement.

If, upon the filing of any such suit or intervention, Home Federal Bancorp deposits with the court the amount, if any, which it specified in its notice of disagreement, and if in that notice Home Federal Bancorp offered to pay such amount to the shareholder on demand, then the costs, not including legal fees, of the suit or intervention will be taxed against the shareholder if the amount finally awarded to him, exclusive of interest and costs, is equal to or less than the amount so deposited; otherwise, the costs, not including legal fees, will be taxed against Home Federal Bancorp.

Upon filing a demand for the value of his shares, a shareholder ceases to have any rights of a shareholder except the rights created by Section 131. The shareholder's demand may be withdrawn voluntarily at any time before Home Federal Bancorp gives its notice of disagreement, but thereafter only with the written consent of Home Federal Bancorp. If his demand is properly withdrawn, or if the shareholder otherwise loses his dissenters' rights, he will be restored to his rights as a shareholder as of the time of filing of his demand for fair cash value.

Until the effective date, dissenting shareholders of First Louisiana Bancshares should send any communications regarding their rights to Rhonda R. Hensley, Corporate Secretary, First Louisiana Bancshares, Inc., 1350 East 70th Street, Shreveport, Louisiana 71105.  After the effective date of the merger, dissenting shareholders should send any communications regarding their rights to DeNell W. Mitchell, Secretary, Home Federal Bancorp, Inc. of Louisiana, 624 Market Street, Shreveport, Louisiana 71101. All such communications should be signed by or on behalf of the dissenting shareholder in the form in which his shares are registered on the books of First Louisiana Bancshares.

COMPARISON OF SHAREHOLDER RIGHTS FOR SHAREHOLDERS OF
FIRST LOUISIANA BANCSHARES

General.  At the effective date of the merger, First Louisiana Bancshares shareholders who receive shares of the new holding company common stock will become shareholders of the new holding company, and their rights as shareholders will be determined by the new holding company's articles of incorporation and bylaws.  The following discussion summarizes certain material differences between the rights of shareholders of the new holding company and shareholders of First Louisiana Bancshares.  The following discussion is necessarily general and is not intended to be a complete statement of all of the rights of shareholders of their respective entities.  The following discussion is qualified in its entirety by reference to the Louisiana Business Corporation Law, federal and state banking laws and regulations and the governing corporate instruments of the new holding company and First Louisiana Bancshares, to which the shareholders of First Louisiana Bancshares are referred.

Authorized Capital Stock

The New Holding Company. The new holding company's articles of incorporation authorize the issuance of 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which none are issued or outstanding as of the date of this joint proxy statement prospectus.  Holders of the new holding company common stock are entitled to one vote per share for all purposes.  They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Law and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution.  The new holding company shareholders do not have any preemptive rights with respect to acquiring additional shares of the new holding company common stock.  The shares of the new holding company common stock to be issued in connection with the conversion and offering and the merger will be, when issued, fully paid and nonassessable.  The new holding company shareholders do not have cumulative voting rights in the election of directors.

The new holding company's board of directors may authorize the issuance of authorized but unissued shares of the new holding company's common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations.

The authorized but unissued shares of the new holding company common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of the new holding company.  In addition, the sale of a substantial number of shares of the new holding company common stock to persons who have an understanding with the new holding company concerning the voting of such shares, or the distribution or declaration of a common stock dividend to the new holding company shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of the new holding company.

First Louisiana Bancshares. First Louisiana Bancshares' authorized common stock consists of 10,000,000 shares of First Louisiana Bancshares common stock, par value $2.00 per share, of which 788,524 shares were issued and outstanding as of December 31, 2007, and 1,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding.  Generally, holders of First Louisiana Bancshares common stock have the same rights and privileges with respect to First Louisiana Bancshares as the holders of the new holding company common stock have with respect to the new holding company, however First Louisiana Bancshares shareholders have cumulative voting rights in the election of directors.

Directors

The New Holding Company. The new holding company's articles of incorporation provide that the number of directors shall be no less than five and no more than 16 as specified in the bylaws. Currently the bylaws specify nine members. In connection with the merger agreement, we have agreed to amend the bylaws on completion of the merger to increase the number of directors to 16.  Directors are divided into three classes as nearly equal in number as possible, with each class elected to a staggered three-year term. There is no cumulative voting on directors. The directors do not need to be shareholders of the new holding company.

The articles of incorporation of the new holding company provide generally that vacancies on the board of directors, including any vacancy resulting from an increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors.

The provisions regarding election of the new holding company directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believes that a change in the composition of the board is desirable. The general effect of these provisions will be to require at least two, and possibly three, annual shareholders' meetings, instead of one, to change control of the board. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

First Louisiana Bancshares. First Louisiana Bancshares' articles of incorporation provide that the number of directors comprising the board will be no fewer than three and no more than 25. The articles further provide that the exact number will be fixed, and may be changed from time to time, within these limits, by the shareholders or the board. The bylaws provide that within the 3-25 range, the exact number of directors may be fixed from time to time by the board. Currently the board of directors has seven members. There is no cumulative voting on directors. The directors do not need to be shareholders. The First Louisiana Bancshares board of directors is divided into three classes, with each class elected to a staggered three-year term.

The bylaws of First Louisiana Bancshares provide generally that vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A vacancy created by the removal of a director by the vote of shareholders may be filled only by the shareholders entitled to vote at an annual or special meeting called for that purpose. A director elected to fill a vacancy generally will be elected for the unexpired term of his or her predecessor in office.

Removal of Directors

The New Holding Company. The new holding company's articles of incorporation and bylaws provide that any director may be removed, without cause by the affirmative vote of no less than 75% of the total votes eligible to be cast at a duly constituted meeting called for such purpose, and with cause, as defined, upon the affirmative vote of the holders of a majority of the outstanding shares of the new holding company entitled to vote.

First Louisiana Bancshares. First Louisiana Bancshares' bylaws provide that a director may be removed at any time, with or without cause, at any special or annual meeting of shareholders, upon the affirmative vote of a majority of the shares present, in person or by proxy, at the meeting. The bylaws further provide that the notice to the shareholder meeting must state the intention to act upon the removal of a director at the meeting.

Special Meetings of Shareholders

The New Holding Company. The articles of incorporation provide that special meetings of the shareholders may be called only by the board of directors pursuant to a resolution approved by a majority of the directors, president or holders of at least 50% of the shares entitled to vote.

First Louisiana Bancshares. The articles of incorporation provide that special meetings of the shareholders may be called by the board of directors or any other person so authorized in the bylaws. The bylaws provide that special meetings may be called by the chairman of the board, the president, the board of directors or the holders of not less than 10% of the shares entitled to vote at the meeting.

Shareholder Nominations and Shareholder Proposals

The New Holding Company. The new holding company's articles of incorporation establishes advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of the new holding company's board of directors or one of its committees) of candidates for election as directors. A shareholder of the new holding company wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 120 days before the one year anniversary of the initial mailing of proxy material for the most recent annual meeting of shareholders, together with as to each person the shareholder proposes to nominate, and as to the shareholder agreeing the notice, (1) their names, ages, business and residence addresses, (2) principal occupation or employment, (3) shareholdings, and to the extent known, (a) the name and address of other shareholders supporting the nominee(s), and (b) their shareholdings; (4) representation that the shareholder will continue to be a shareholder of record entitled to vote at the meeting and appear in person; (5) description of all arrangements or understandings between the shareholder and nominee; (6) other information required by Securities and Exchange Commission proxy rules; and (7) consent of the nominee.  Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify the new holding company in writing at least 120 days before the one year anniversary of the initial mailing of proxy material for the most recent annual meeting of the shareholder's intention. The notice must contain: (1) a brief description of the proposal, (2) the name, address and shareholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, (3) shareholdings; (4) identification of any proxy solicitors retained by the shareholder, and (5) any material interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by the new holding company at least 120 days before the anniversary of the date that previous year's proxy statement was first mailed to shareholder. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before the new holding company begins to mail its proxy materials.

The procedures regarding shareholder nominations provide the new holding company's board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of the new holding company or its shareholders.

First Louisiana Bancshares. First Louisiana Bancshares' bylaws provide that all proposals of shareholders intended to be presented at an annual meeting of shareholders must be received by the corporation no later than 70 days prior to the meeting in order to be considered for inclusion in the proxy statement and form of proxy for the next annual meeting. Because First Louisiana Bancshares' common stock is not registered under the Securities Exchange Act of 1934, First Louisiana Bancshares is not subject to Rule 14a-8 under that Act.

Amendments to the Articles of Incorporation

The New Holding Company.  No amendment to the articles of incorporation of the new holding company will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority, except as provided below, of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; restrictions on offers and acquisition of the new holding company's equity securities and amendment of the articles and bylaws.

First Louisiana Bancshares.  The articles of incorporation of First Louisiana Bancshares generally may be amended at any shareholder meeting upon the affirmative vote of the holders of a majority of the issued and outstanding shares. The articles of incorporation provide that the affirmative vote of 80% of the total voting power is required to amend the article governing indemnification of directors, officers and certain other persons by First Louisiana Bancshares and the article limiting the liability of directors and officers for monetary damages to First Louisiana Bancshares or its shareholders as a result of certain actions.

Amendments to the Bylaws

The New Holding Company.  The articles of incorporation of the new holding company provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of shareholders, the board of directors, personal liability of directors and officers and amendments to the bylaws.

First Louisiana Bancshares.  The bylaws of First Louisiana Bancshares may be amended by the affirmative vote of a majority of the directors present at a duly called meeting of the board, subject to the power of the shareholders to change or repeal any amendment by a majority vote present at a shareholder meeting.

Exculpation and Indemnification

Louisiana Business Corporation Law.  The Louisiana Business Corporation Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation's best interest; and

•	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Louisiana Business Corporation Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

The Louisiana Business Corporation Law also permits a Louisiana corporation, in its articles of incorporation, to limit the personal liability of its directors and officers in actions brought on behalf of the corporation or its shareholders for monetary damages, with certain exceptions, as a result of a director's or officer's acts or omissions while acting in a capacity as a director or officer.

The New Holding Company.  The new holding company's articles of incorporation provide that a director or officer of the new holding company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director's or officer's liability for monetary damages may not be limited.  This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

The new holding company's articles of incorporation provide that the new holding company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the new holding company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the new holding company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the new holding company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize the new holding company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the new holding company, whether or not the new holding company would have the power to provide indemnification to such person. By action of the board of directors, the new holding company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the charter and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the new holding company pursuant to the foregoing provisions, the new holding company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

First Louisiana Bancshares. First Louisiana Bancshares' articles of incorporation include a provision that limits the personal liability of directors and officers to the fullest extent permitted by the Louisiana Business Corporation Law, with certain exceptions. This provision does not eliminate or limit the liability of the company's directors and officers for (a) any breach of the director's or officer's duty of loyalty to the company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. The articles of incorporation also generally provide that First Louisiana Bancshares will indemnify and hold harmless any director, officer, fiduciary or other representative of another entity at the request of First Louisiana Bancshares and may indemnify any other person when that person is acting in a capacity for First Louisiana Bancshares, in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions.

Limitation on Voting Rights

The New Holding Company. Article 9.A of the new holding company's articles of incorporation provides that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of the new holding company's, or (ii) any securities convertible into, or exercisable for, any equity securities of the new holding company's if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of the new holding company.  The term "person" is broadly defined to prevent circumvention of this restriction.

The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to the new holding company by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by us and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of our entire board of directors.  In the event that shares are acquired in violation of Article 9.A, all shares beneficially owned by any person in excess of 10% shall be considered "excess shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the board of directors may cause such excess shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

First Louisiana Bancshares. The articles of incorporation and bylaws of First Louisiana Bancshares do not contain a similar limitation on voting rights.

Business Combinations and Control Share Acquisitions

The Louisiana Business Corporation Law sets forth heightened voting requirements with respect to certain mergers, consolidations and other business combinations between corporations and persons deemed to be interested shareholders. Interested shareholders include any person who beneficially owns at least 10% of the outstanding voting stock of the corporation. Generally, the business combination provisions require that transactions involving a Louisiana corporation and an interested shareholder be approved by shareholders owning at least 80% of the total voting power of the corporation and by at least two-thirds of the total voting power of the corporation (excluding the interested shareholder), unless certain pricing and procedural requirements are satisfied.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a shareholder whose ownership reaches certain stock ownership thresholds unless the remaining shareholders reinstate such voting rights.

A Louisiana corporation may elect to opt-out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. The articles of incorporation of the new holding company provide that the control share acquisition provisions will not apply to the new holding company.  The articles of incorporation of First Louisiana Bancshares provide that the business combination and control share acquisition provisions will not apply to First Louisiana Bancshares. Because the articles of incorporation of the new holding company do not expressly opt out of the business combination provisions, the business combination provisions apply to the new holding company.

COMPARISON OF SHAREHOLDER RIGHTS FOR SHAREHOLDERS OF
HOME FEDERAL BANCORP

General.  As a result of the conversion and offering, current holders of Home Federal Bancorp common stock will become shareholders of a newly formed Louisiana corporation.  The current Home Federal Bancorp is a federally chartered subsidiary holding company subject to the rules, regulations and orders of the Office of Thrift Supervision.  The new holding company is a Louisiana corporation subject to the Lousiana Business Corporation Law.  The current charter and bylaws of Home Federal Bancorp and the articles of incorporation and bylaws of the new holding company are substantially similar, except as described below.

Authorized Capital Stock.  The new holding company's authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock.  The current authorized capital stock of Home Federal Bancorp consists of 8,000,000 shares of common stock and 2,000,000 shares of preferred stock.  The number of the new holding company's authorized shares of stock is greater than what it will issue in the conversion and offering and the merger.  This will provide the new holding company's Board of Directors with greater flexibility in the future to effect, among other things, financings, other acquisitions, stock dividends, stock splits and employee stock options.

Issuance of Capital Stock.  Currently, pursuant to Office of Thrift Supervision laws and regulations, Home Federal Mutual Holding Company is required to own not less than a majority of the outstanding common stock of Home Federal Bancorp.  There will be no such restriction applicable to the new holding company following consummation of the conversion and offering, as Home Federal Mutual Holding Company will cease to exist.

The new holding company's Articles of Incorporation do not contain restrictions on the issuance of shares of capital stock to our directors, officers or controlling persons, whereas the current charter of Home Federal Bancorp restricts such issuance to general public offerings, or if qualifying shares, to directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting.  Thus, we could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of our capital stock could be issued directly to directors or officers without shareholder approval.  The Marketplace Rules of the Nasdaq Stock Market, however, generally require corporations with securities which are quoted on the Nasdaq Stock Market to obtain shareholder approval of most stock compensation plans for directors, officers and key employees of the corporation.  Moreover, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax law treatment under current laws and regulations.  We expect that our common stock will be listed on the Nasdaq Global Market and plan to submit the stock compensation plans discussed herein to our shareholders for their approval.

Neither the current charter and bylaws of Home Federal Bancorp nor the new holding company's articles of incorporation and bylaws provide for preemptive rights to shareholders in connection with the issuance of capital stock.

Shareholder Nominations and Proposals.  The current bylaws of Home Federal Bancorp provide that all nominations for election to the board of directors, other than those made by the board acting as the nominating committee thereof or a shareholder proposal, shall be made by a shareholder who has complied with the notice provisions in the bylaws.  Written notice of a shareholder nomination or proposal must be delivered to the secretary of Home Federal Bancorp not later than five days prior to the date of the annual meeting of shareholders.

Home Federal Bancorp's articles of incorporation provide that nominations for the board of directors may be made by a majority of the board of directors or a shareholder entitled to vote at the annual meeting.  The new holding company's articles of incorporation provide that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting.  To be properly brought before an annual meeting, business must be specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder.  For a shareholder nominee to be eligible for election to the Board or for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice in writing to our secretary.  To be timely, a shareholder=s notice must be delivered to or mailed and received at the corporation=s principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials in connection with the immediately preceding annual meeting of shareholders.  The notice requirements for shareholder nominations and proposals for new business are set forth in the articles of incorporation, which was filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this joint proxy statement prospectus is a part.  See "Where You Can Find Additional Information" for procedures for obtaining a copy of those documents. With respect to the first annual meeting of shareholders, which is expected to be held in January 2009, the deadline for submitting such nominations or proposals will be August 31, 2008.

Mergers, Consolidations and Sales of Assets.  The Louisiana Business Corporation Law generally requires the approval of the Board of Directors and the affirmative vote of two-thirds of the voting power present in person or by proxy.

Louisiana Corporate Law.  In addition to the provisions contained in our articles of incorporation, the Louisiana Business Corporation Law includes certain provisions applicable to Louisiana corporations, such as the new holding company, which may be deemed to have an anti-takeover effect, unless the corporation opts out of their applicability.  Such provisions include (i) rights of shareholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations. The new holding company's articles of incorporation provide that the control shares provision will not apply to the new holding company.

The Louisiana Business Corporation Law defines a “Business Combination” generally to include (a) any merger, consolidation or share exchange of the corporation with an “Interested Shareholder” or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation’s outstanding stock or of the corporation’s net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation’s outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation’s stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof.  “Interested Shareholder” includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation’s outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

Under the Louisiana Business Corporation Law, a Business Combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following:  (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder.  However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the Board of Directors prior to the time that the Interested Shareholder first became an Interested Shareholder.

The Louisiana Business Corporation Law authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as the new holding company may deem expedient.

Amendment of Governing Instruments.  No amendment of the current charter of Home Federal Bancorp may be made unless it is first proposed by the Board of Directors, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.  The new holding company's articles of incorporation generally provide that no amendment of the articles of incorporation may be made unless it is first approved by its board of directors and thereafter approved by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, provided, however, any amendment which is inconsistent with Articles VI (directors), VII (meetings of shareholders, actions without a meeting), VIII (liability of directors and officers), IX (restrictions on offers and acquisitions), XI (shareholder approval of mergers and other actions) and XII (amendments to the Articles of Incorporation) must be approved by the affirmative vote of the holders of not less than 75% of the voting power of the  shares entitled to vote thereon unless approved by the affirmative vote of 80% of directors then in office.

The current bylaws of Home Federal Bancorp may be amended by a majority vote of the full board of directors or by a majority vote of the shares entitled to vote at any legal meeting.  The new holding company's bylaws may similarly be amended by the majority vote of the full board of directors at a regular or special meeting of the board of directors or by a majority vote of the shares  entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote  the preferred stock as may be required by the provisions of any series thereof, provided, however, that the shareholder vote requirement for any amendment to the bylaws which is inconsistent with Sections 2.10 (shareholder proposals), 3.1 (number of directors and powers), 3.2 (classifications and terms of directors), 3.3 (director vacancies), 3.4 (director removals) and 3.12 (director nominations) and Article VI (indemnification) is the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon.

INFORMATIONAL PROPOSALS RELATED TO THE ARTICLES OF INCORPORATION OF
NEW HOME FEDERAL BANCORP

By their approval of the plan of conversion and reorganization as set forth in Proposal 1, the board of directors of Home Federal Bancorp has approved each of the informational proposals numbered 1A through 1C, all of which relate to provisions included in the articles of incorporation of the new holding company. Each of these informational proposals is discussed in more detail below.

As a result of the conversion, the public shareholders of Home Federal Bancorp, whose rights are presently governed by the charter and bylaws of Home Federal Bancorp, will become shareholders of the new holding company, whose rights will be governed by the articles of incorporation and bylaws of the new holding company.  The following informational proposals address the material differences between the governing documents of the two companies.  This discussion is qualified in its entirety by reference to the charter of Home Federal Bancorp and the articles of incorporation of the new holding company. See "Where You Can Find Additional Information" for procedures for obtaining a copy of those documents.

The provisions of the new holding company's articles of incorporation which are summarized as informational proposals 1A through 1C were approved as part of the process in which the board of directors of Home Federal Bancorp approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Office of Thrift Supervision's regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Home Federal Bancorp's shareholders are not being asked to approve these informational proposals at the special meeting.

Informational Proposal 1A – Increase of Authorized Shares of Capital Stock.  Home Federal Bancorp's authorized capital stock consists of 2,000,000 shares of preferred stock and 8,000,000 shares of common stock.  The articles of incorporation of the new holding company authorize 10,000,000 shares of serial preferred stock and 40,000,000 shares of common stock.

At December 31, 2007, there were 3,383,287 issued and outstanding shares of common stock of Home Federal Bancorp and no outstanding shares of preferred stock.  At the maximum of the offering range, we expect to issue an aggregate of 4,240,046 shares of the new holding company common stock in the conversion and offering and as exchange shares in the merger, approximately 1/3 more than the existing number of outstanding shares of Home Federal Bancorp.  At the maximum of the offering range, an additional 150,271 shares of the new holding company common stock will be reserved for issuance pursuant to the existing 2005 stock option plan and another 141,263 shares would be reserved under the new stock option plan which is contemplated.  Given the increased number of shares of common stock to be issued and outstanding and reserved for issuance, an increase in the number of authorized shares of capital stock is believed to be appropriate.

The new holding company's board of directors currently has no plans for the issuance of additional shares of common stock, other than the issuance of shares of pursuant to the terms of the existing 2005 stock option plan and the proposed new stock option plan.

All authorized and unissued shares of the new holding company's common stock and preferred stock following the conversion and offering and the merger will be available for issuance without further action of the shareholders, unless such action is required by applicable law or the listing standards of The Nasdaq Stock Market or the listing standards of any other stock exchange on which the new holding company's securities may then be listed.

An increase in the number of authorized shares of capital stock may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of the new holding company, if such attempts are not approved by the board of directors. In the event that a tender offer or other takeover attempt is threatened, the board of directors could issue shares of stock from authorized and unissued shares in order to dilute the stock ownership of persons seeking to take control of the company.

Informational Proposal 1B.  Super-Majority Shareholder Approve Requirements to Amend Certain Provisions of the New Holding Company's Articles of Incorporation.  Any amendments of the charter of Home Federal Bancorp must be approved first by the board of directors and then by the holders of a majority of the shares entitled to vote generally at a legal meeting.  Under the articles of incorporation of the new holding company, any amendment to the articles of incorporation which is inconsistent with Articles 5 (directors), 6 (preemptive rights), 7 (liability of directors and officers and indemnification), 8 (shareholder meetings and proposals), 9 (restrictions on offers and acquisitions) and 11 (amendments to the Articles of Incorporation and Bylaws) must be approved by the affirmative vote of the holders of not less than 75% of the voting power of the  shares entitled to vote thereon.

These limitations on amendments to specified provisions of the new holding company's articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote.  While this limits the ability of shareholders to amend those provisions, Home Federal Mutual Holding Company, as a 63.1% shareholder, currently can effectively block any shareholder proposed change to the charter.

This provision in the new holding company's articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where to ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquiror.  The board of directors believes that the provisions limiting certain amendments to the articles of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of the new holding company and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

Informational Proposal 1C. – Super-majority Shareholder Approval Requirements to Amend Certain Provisions of the New Holding Company's Bylaws.  The current bylaws of Home Federal Bancorp may be amended by a majority vote of the full board of directors or by a majority vote of the shares entitled to vote at any legal meeting after receipt of any applicable regulatory approval.  The new holding company's bylaws may similarly be amended by the majority vote of the full board of directors at a regular or special meeting of the board of directors or by a majority vote of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote the preferred stock as may be required by the provisions of any series thereof, provided, however, that the shareholder vote requirement for any amendment to the bylaws which is inconsistent with Articles II (shareholder meetings), IV (board of directors), VIII (liability of directors and officers) and XII (amendment of bylaws) is the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon.

This provision limits the ability of the new holding company's shareholders to revise certain bylaw provisions.  However, shareholders do retain the authority to authorize changes in the bylaws of the new holding company.  Currently, Home Federal Mutual Holding Company, as the owner of 63.1% of the outstanding shares of common stock of Home Federal Bancorp, has the ability to block any proposed change to the bylaws of Home Federal Bancorp.

This provision in the new holding company's bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the potential acquiror.  The board of directors believes that the provision limiting certain amendments to the bylaws will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of the new holding company and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

RESTRICTIONS ON ACQUISITIONS OF NEW HOME FEDERAL BANCORP AND HOME FEDERAL SAVINGS AND LOAN AND RELATED ANTI-TAKEOVER PROVISIONS

Restrictions in Our Articles of Incorporation and Bylaws and Louisiana Law

Certain provisions of our articles of incorporation and bylaws and Louisiana law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect.  Provisions in our articles of incorporation and bylaws provide, among other things,

•	that our board of directors is divided into classes with only one-third of our directors standing for reelection each year;

•
that no person shall directly or indirectly acquire or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of voting securities of Home Federal Bancorp;

•	that special meetings of shareholders may be called by shareholders who beneficially own at least 50% of the outstanding voting shares of Home Federal Bancorp;

•	that shareholders generally must provide us advance notice of shareholder proposals and director nominations and provide certain specified related information; and

•
the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights, without additional shareholder approval.

Provisions of the Louisiana Business Corporation Law applicable to us as well as our articles of incorporation contain certain provisions which may be deemed to have an anti-takeover effect, including:

•	rights of shareholders to receive the fair value for their shares following a control transaction from a controlling person or group; and

•
a supermajority voting requirement for a business combination with an "interested shareholder" (defined generally as the beneficial owner of 10% or more of the corporation's outstanding shares) unless certain minimum price and procedural safeguards are satisfied.

The provisions noted above as well as others discussed below may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price.  As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so.  The provisions may also render the removal of our board of directors or management more difficult.  Furthermore, such provisions could render us being deemed less attractive to a potential acquiror and/or  could result in our shareholders receiving a lesser amount of consideration for their shares of our common stock than otherwise could have been available either in the market generally and/or in a takeover.

A more detailed discussion of these and other provisions of our articles of incorporation and bylaws and the Louisiana Business Corporation Law is set forth below.

Board of Directors.  Our articles of incorporation and bylaws provide that our board of directors be divided into three classes of directors each and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.  Holders of our common stock will not have cumulative voting in the election of directors.

Under our articles of incorporation, subject to the rights of the holders of any class or series of stock having preference over our common stock, any vacancy occurring in our board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present.  Any director so chosen to fill a vacancy will hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Our articles of incorporation also provide that, subject to the rights of the holder of any class or series of stock having preference over our common stock, any director may be removed by shareholders without cause by the affirmative vote of at least 75% of all outstanding shares entitled to vote in the election of directors, and may be removed with cause only upon the vote of at least a majority of the total votes eligible to be cast by shareholders.  Cause for removal will be deemed to exist only if the director in question:

•	convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction; or

•	deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of duties to Home Federal Bancorp.

Limitation on Voting Rights.  Article 9.A of our articles of incorporation provides that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of Home Federal Bancorp, or (ii) any securities convertible into, or exercisable for, any equity securities of Home Federal Bancorp if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of Home Federal Bancorp.  The term "person" is broadly defined to prevent circumvention of this restriction.

The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to Home Federal Bancorp by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by us and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of our entire board of directors.  In the event that shares are acquired in violation of Article 9.A, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the board of directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

Indemnification and Limitation of Liability.  Article 7.A of our articles of incorporation provides that a director or officer of Home Federal Bancorp will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director's or officer's liability for monetary damages may not be limited.  This provision does not eliminate or limit the liability of our directors and officers for (a) any breach of the director's or officer's duty of loyalty to Home Federal Bancorp or our shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit.  This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Our articles of incorporation also provide that Home Federal Bancorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of Home Federal Bancorp, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding.  The indemnification provisions also permit us to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by our board of directors, provided that the indemnified person undertakes to repay us if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights which may be available under our bylaws, any insurance or other agreement, by vote of shareholders or directors, regardless of whether directors authorizing such indemnification are beneficiaries thereof, or otherwise.  In addition, the articles of incorporation authorize us to maintain insurance on behalf of any person who is or was our director, officer, employee or agent, whether or not we would have the power to provide indemnification to such person.  By action of the board of directors, we may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with our officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the articles of incorporation and bylaws regarding indemnification.  These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.

Authorized Shares.  Article 4 of our articles of incorporation authorizes the issuance of 50,000,000 shares of stock, of which 10,000,000 shares shall be shares of serial preferred stock, and 40,000,000 shall be common stock.  The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion and reorganization to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options.  However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Home Federal Bancorp.  The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.  As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.  We currently have no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans and in connection with the merger with First Louisiana Bancshares.

Special Meetings of Shareholders and Shareholder Nominations and Proposals.  Article 8.B of the articles of incorporation provides that special meetings of shareholders may only be called by (i) the President, (ii) a majority of the board of directors, and (iii) by persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law.  The articles of incorporation also provide that any action permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the secretary of Home Federal Bancorp.

Article 8.D of our articles of incorporation provides that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting.

To be properly brought before an annual meeting, business must be specified in the notice of the meeting, or any supplement thereto, given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder.  For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to Home Federal Bancorp's secretary.  To be timely, a shareholder's notice must be delivered to or mailed and received at Home Federal Bancorp's principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials by Home Federal Bancorp in connection with the immediately preceding annual meeting of shareholders, or, in the case of the first annual meeting of shareholders following the conversion and reorganization, by August 31, 2008.  Home Federal Bancorp's articles of incorporation also require that the notice must contain certain information in order to be considered.  The board of directors may reject any shareholder proposal not made in accordance with the articles of incorporation. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with our articles of incorporation, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Article 5.F. of our articles of incorporation provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in such Article 5.F.  Written notice of a shareholder nomination must include certain specified information and must be communicated to the attention of the secretary and either delivered to, or mailed and received at, Home Federal Bancorp's principal executive offices not later than (a) with respect to an annual meeting of shareholders, 120 days prior to the anniversary date of the mailing of proxy materials by Home Federal Bancorp in connection with the immediately preceding annual meeting of shareholders, or in the case of the first annual meeting following the conversion and reorganization by August 31, 2008.

The procedures regarding shareholder proposals and nominations are intended to provide Home Federal Bancorp's board of directors with the information deemed necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting.  The proposed procedures, however, will give incumbent directors advance notice of a business proposal or nomination.  This may make it easier for the incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders view such proposal or nomination as in the best interests of Home Federal Bancorp or its shareholders.

Amendment of Articles of Incorporation and Bylaws.  Article 11 of our articles of incorporation generally provides that any amendment of the articles of incorporation must be first approved by a majority of the board of directors and then by the holders of a majority of the shares of Home Federal Bancorp entitled to vote in an election of directors, except that the approval of 75% of the shares entitled to vote in an election of directors is required for any amendment to Articles 5 (directors), 6 (preemptive rights), 7 (indemnification), 8 (meetings of shareholders and shareholder proposals), 9 (restrictions on acquisitions) and 11 (amendments).

Our bylaws may be amended by a majority of the board of directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the bylaws.

Louisiana Corporate Law

In addition to the provisions contained in our articles of incorporation, the Louisiana Business Corporation Law includes certain provisions applicable to Louisiana corporations, such as Home Federal Bancorp, which may be deemed to have an anti-takeover effect.  Such provisions include (i) rights of shareholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations.  Article 10 of our articles of incorporation provides that the Louisiana control share law is inapplicable to Home Federal Bancorp.

The Louisiana Business Corporation Law defines a "Business Combination" generally to include (a) any merger, consolidation or share exchange of the corporation with an "Interested Shareholder" or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation's outstanding stock or of the corporation's net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation's outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation's stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof.  "Interested Shareholder" includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation's outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

Under the Louisiana Business Corporation Law, a business combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following:  (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder.  However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the board of directors prior to the time that the Interested Shareholder first became an Interested Shareholder.

The Louisiana Business Corporation Law authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as Home Federal Bancorp may deem expedient.

Anti-Takeover Effects of the Articles of Incorporation and Bylaws and the Louisiana Business Corporation Law

The foregoing provisions of the articles of incorporation and bylaws of Home Federal Bancorp and Louisiana law could have the effect of discouraging an acquisition of Home Federal Bancorp or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of our common stock.

The board of directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors.  The board of directors believes that these provisions are in our best interests and the best interest of our shareholders.  In the board of director's judgment, the board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of shareholders.  Accordingly, the board of directors believes that it is in our best interests and the best interest of our shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.  It is also the board of directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of our stock and where the transaction is in the best interests of all shareholders.

Despite the board of directors' belief as to the benefits to our shareholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management.  As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so.  The board of directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

Regulatory Restrictions

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days' prior written notice.  The Home Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision.  Any company that acquires such control becomes a thrift holding company subject to registration, examination and regulation by the Office of Thrift Supervision.  Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, of a savings institution where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition if (a) it would result in a monopoly or substantially lessen competition, (b) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (c) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.  The foregoing restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security of the savings institution.

During the conversion and offering and for three years following the conversion and offering, Office of Thrift Supervision regulations prohibit any person from acquiring, either directly or indirectly, or making an offer to acquire more than 10% of the stock of any converted savings institution, such as Home Federal Savings and Loan, without the prior written approval of the Office of Thrift Supervision, except for:

•	any offer with a view toward public resale made exclusively to the institution or to underwriters or a selling group acting on its behalf;

•	offers that if consummated would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock;

•	offers in the aggregate for up to 24.9% by the employee stock ownership plan or other tax-qualified plans of Home Federal Bancorp or Home Federal Savings and Loan; and

•
an offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the savings institution by a corporation whose ownership is or will be substantially the same as the ownership of the savings institution, provided that the offer or acquisition is made more than one year following the date of completion of the conversion and reorganization.

Such prohibition also is applicable to the acquisition of Home Federal Bancorp's common stock.  In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of shareholders.  The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for an institution's stock under circumstances that give rise to a conclusive or rebuttable determination of control under Office of Thrift Supervision regulations.

In addition to the foregoing, the plan of conversion and reorganization prohibits any person, prior to the completion of the conversion and offering, from offering, or making an announcement of an intent to make an offer, to purchase subscription rights or common stock.

DESCRIPTION OF NEW HOME FEDERAL BANCORP CAPITAL STOCK

General

We are authorized to issue 50,000,000 shares of capital stock, of which 40,000,000 are shares of common stock, par value $.01 per share and 10,000,000 are shares of preferred stock, par value $.01 per share.  We currently expect to issue in connection with the conversion and offering and the merger up to a maximum of 5,096,419 shares of common stock, including exchange shares issued to current shareholders of Home Federal Bancorp and shares issued to shareholders of First Louisiana Bancshares as merger consideration, and no shares of preferred stock.  Each share of our common stock issued in the conversion and offering and the merger will have the same relative rights as, and will be identical in all respects with, each other share of common stock issued in the conversion and offering and the merger.  Upon payment of the purchase price of $10.00 per share for the common stock in accordance with the plan of conversion and reorganization, all such stock will be duly authorized, fully paid and nonassessable based on the laws and regulations in effect as of the date of consummation of the conversion and offering and the merger.

Our common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

Dividends.  We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law.  See "We Intend to Continue to Pay Quarterly Cash Dividends."  The holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor.  If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  Upon completion of the conversion and offering and the merger, the holders of our common stock will possess exclusive voting rights in Home Federal Bancorp, which will be re-named "First Louisiana Bancshares, Inc."  They will elect our board of directors and act on such other matters as are required to be presented to them under Louisiana law or our articles of incorporation or as are otherwise presented to them by the board of directors.  Except as discussed in "Restrictions on Acquisition of Home Federal Bancorp and Home Federal Savings and Loan and Related Anti-Takeover Provisions," each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.  If we issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation.  In the event of any liquidation, dissolution or winding up of Home Federal Savings and Loan, Home Federal Bancorp, as the sole holder of the bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Home Federal Savings and Loan, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders (see "The Conversion and Offering – Liquidation Rights"), all assets of Home Federal Savings and Loan available for distribution.  In the event of any liquidation, dissolution or winding up of Home Federal Bancorp, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of the assets of the company available for distribution.  If preferred stock is issued, the holders thereof may have a priority over the holders of our common stock in the event of liquidation or dissolution.

Preemptive Rights.  Holders of our common stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future.  Our common stock is not subject to any required redemption.

Preferred Stock

None of the shares of our authorized preferred stock will be issued in the conversion and offering.  Such stock may be issued with such preferences and designations as the board of directors may from time to time determine.  Our board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar and Exchange Agent

The transfer agent and registrar and exchange agent for the common stock of Home Federal Bancorp is Registrar and Transfer Company.

EXPERTS

The consolidated financial statements of Home Federal Bancorp, Inc. of Louisiana as of and for the years ended June 30, 2007 and 2006 have been audited by LaPorte Sehrt Romig & Hand, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of First Louisiana Bancshares, Inc. and subsidiaries as of and for the years ended December 31, 2007 and 2006, included in this prospectus have been audited by Heard, McElroy & Vestal LLP, an independent registered public accounting firm, as stated in their report appearing herein and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Feldman Financial has consented to the publication in this document of the summary of its report to Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan setting forth its opinion as to the estimated pro forma market value of the common stock to be outstanding upon completion of the conversion and offering and its opinion with respect to subscription rights.

LEGAL AND TAX OPINIONS

The legality of the common stock and the federal income tax consequences of the conversion and offering has been passed upon for Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  LaPorte Sehrt Romig & Hand has provided an opinion to us regarding the Louisiana income tax consequences of the conversion and offering to Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  Certain legal matters will be passed upon for Sandler O'Neill & Partners, L.P. by Kilpatrick Stockton LLP, Washington, D.C.

REGISTRATION REQUIREMENTS

In connection with the conversion and offering, Home Federal Bancorp will register its common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, Home Federal Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.  Home Federal Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the conversion and offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Home Federal Bancorp has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of its common stock offered in this document.  As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the Registration Statement.  Such information can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The public may obtain more information on the operations of the public reference room by calling 1-800-SEC-0330. The registration statement also is available through the Securities and Exchange Commission's world wide web site on the Internet at http://www.sec.gov.

Home Federal Bancorp has filed an application with respect to the conversion and offering with the Office of Thrift Supervision.  This prospectus omits certain information contained in that application.  The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Dallas Regional Office of the Office of Thrift Supervision located at 225 East John Carpenter Freeway, Suite 500, Irving, Texas 75062.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of Home Federal Bancorp and Subsidiaries	Page No.

Report of LaPorte, Sehrt, Romig & Hand	F-1

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2007 (unaudited) and une 30, 2007 and 2006	F-2

Consolidated Statements of Income (Loss) for the six months ended December 31, 2007 and 2006(unaudited) and each of the two years in the period ended June 30, 2007	F-3

Consolidated Statements of Comprehensive Income (Loss) for the six months ended December 31, 2007 and 2006 (unaudited) and each of the two years in the period ended June 30, 2007	F-4

Consolidated Statements of Changes in Stockholders' Equity for the six months ended December 31, 2007 and 2006 (unaudited) each of the two years in the period ended June 30, 2007	F-5

Consolidated Statements of Cash Flows for the six months ended December 31, 2007 and 2006 (unaudited) and each of the two years in the period ended June 30, 2007	F-6

Notes to Consolidated Financial Statements	F-8

All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

The registrant, Home Federal Bancorp, Inc. of Louisiana, a Louisiana corporation, is in organization and has not yet commenced operations to date; accordingly, the financial statements of the registrant have been omitted because of their immateriality.

All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Home Federal Bancorp, Inc.
of Louisiana and Subsidiary
Shreveport, Louisiana

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp, Inc. of Louisiana (the Company) and its wholly-owned subsidiary as of June 30, 2007 and June 30, 2006, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for six months and then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Federal Bancorp, Inc. of Louisiana and its wholly-owned subsidiary, Home Federal Savings and Loan Association, as of June 30, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, Louisiana
September 12, 2007
(Except Note 23, which is dated February 15, 2008 and is unaudited)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)
Assets
Cash and Cash Equivalents (Includes Interest-Bearing Deposits with Other Banks of $3,025 and $4,184 for 2007 and 2006, respectively)	$14,958	$3,972	$4,930
Securities Available-for-Sale	81,163	83,752	83,694
Securities Held-to-Maturity	1,331	1,408	1,425
Loans Held-for-Sale	962	1,478	-
Loans Receivable, Net	27,789	25,211	20,866
Accrued Interest Receivable	491	499	465
Premises and Equipment, Net	907	923	948
Deferred Tax Asset	284	1,476	1,597
Other Assets	166	66	75
Real Estate Acquired Through Foreclosure	33	-	-
Total Assets	$128,084	$118,785	$114,000
Liabilities and Stockholders' Equity
Liabilities
Deposits	$80,986	$77,710	$71,279
Advances from Borrowers for Taxes and Insurance	118	196	219
Advances from Federal Home Loan Bank of Dallas	15,933	12,368	13,417
Other Accrued Expenses and Liabilities	606	699	546
Total Liabilities	97,643	90,973	85,461
Commitments
Equity
Preferred Stock - No Par Value; 2,000,000 Shares Authorized; None Issued and Outstanding	-	-	-
Common Stock - $.01 Par Value; 8,000,000 Shares Authorized; 3,558,958 Shares Issued; 3,383,287
Shares Outstanding at December 31, 2007, 3,387,202 Shares Outstanding at June 30, 2007, and 3,538,258 Shares Outstanding at June 30, 2006	14	14	14
Additional Paid-In Capital	13,541	13,509	13,445
Treasury Stock, at Cost – 175,671 Shares at December 31, 2007,171,756 Shares at June 30, 2007; 20,700 Shares at June 30, 2006	(1,809)	(1,771)	(211)
Unearned ESOP Stock	(969)	(997)	(1,054)
Unearned RRP Trust Stock	(395)	(551)	(688)
Retained Earnings	20,565	20,449	20,149
Accumulated Other Comprehensive Loss	(506)	(2,841)	(3,116)
Total Stockholders' Equity	30,441	27,812	28,539
Total Liabilities and Stockholders' Equity	$128,084	$118,785	$114,000

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Income

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands, Except Per Share Data)
Interest Income
Loans, Including Fees	$1,045	$802	$1,739	$1,420
Investment Securities	144	153	285	338
Mortgage-Backed Securities	2,231	2,132	4,265	3,701
Other Interest-Earning Assets	86	124	301	205
Total Interest Income	3,506	3,211	6,590	5,664
Interest Expense
Deposits	1,567	1,307	2,760	2,108
Federal Home Loan Bank Borrowings	400	327	688	325
Total Interest Expense	1,967	1,634	3,448	2,433
Net Interest Income	1,539	1,577	3,142	3,231
Provision for Loan Losses	-	-	1	-
Net Interest Income after
Provision for Loan Losses	1,539	1,577	3,141	3,231
Non-Interest Income
Gain on Sale of Loans	4	-	3	24
Gain on Sale of Securities	94	101	168	52
Other Income	22	50	69	69
Total Non-Interest Income	120	151	240	145
Non-Interest Expense
Compensation and Benefits	790	753	1,487	1,486
Occupancy and Equipment	85	93	178	178
Data Processing	33	33	73	80
Audit and Examination Fees	60	69	142	140
Advertising	-	13	36	51
Deposit Insurance Premiums	5	5	9	9
Legal Fees	57	43	66	94
Franchise and Bank Shares Tax	76	79	158	89
Other Expense	156	137	268	288
Total Non-Interest Expense	1,262	1,225	2,417	2,415
Income Before Income Taxes	397	503	964	961
Provision for Income Tax Expense	134	171	327	327
Net Income	$263	$332	$637	$634
Earnings Per Share
Basic	$0.08	$0.10	$0.19	$0.19
Diluted	$0.08	$0.10	$0.19	$0.19

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Comprehensive Income (Loss)

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Net Income	$263	$332	$637	$634

Other Comprehensive Income (Loss), Net of Tax
Unrealized Holding Gains (Losses) Arising During the Period	2,397	2,154	496	(3,328)
Reclassification Adjustment for Gains included in Net Income	(62)	(67)	(221)	(97)

Total Other Comprehensive Income (Loss)	2,335	2,087	275	(3,425)

Total Comprehensive Income (Loss)	$2,598	$2,419	$912	$(2,791)

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders’ Equity

					Accumulated
		Additional	Unearned		Other	Unearned		Total
	Common	Paid-in	ESOP	Retained	Comprehensive	RRP Trust	Treasury	Stockholders'
	Stock	Capital	Stock	Earnings	Loss	Stock	Stock	Equity
			(In Thousands)
Balance - July 1, 2005	$14	$13,391	$(1,111)	$19,828	$309	$-	$-	$32,431
ESOP Compensation Earned	-	-	57	-	-	-	-	57
Acquisition of RRP Trust Stock	-	-	-	-	-	(688)	-	(688)
Dividends Paid	-	-	-	(313)	-	-	-	(313)
Stock Options Vested	-	54	-	-	-	-	-	54
Acquisition of Treasury Stock	-	-	-	-	-	-	(211)	(211)
Net Income	-	-	-	634	-	-	-	634
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	-	-	-	-	(3,425)	-	-	(3,425)
Balance - June 30, 2006	14	13,445	(1,054)	20,149	(3,116)	(688)	(211)	28,539

ESOP Compensation Earned	-	2	57	-	-	-	-	59
Distribution of RRP Trust Stock	-	-	-	-	-	137	-	137
Dividends Paid	-	-	-	(337)	-	-	-	(337)
Stock Options Vested	-	62	-	-	-	-	-	62
Acquisition of Treasury Stock	-	-	-	-	-	-	(1,560)	(1,560)
Net Income	-	-	-	637	-	-	-	637
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	275	-	-	275
Balance - June 30, 2007	$14	$13,509	$(997)	$20,449	$(2,841)	$(551)	$(1,771)	$27,812

ESOP Compensation Earned (Unaudited)	-	-	28	-	-	-	-	28
Acquisition of RRP Trust Stock (Unaudited)	-	-	-	-	-	156	-	156
Dividends Declared (Unaudited)	-	-	-	(147)	-	-	-	(147)
Stock Options Vested (Unaudited)	-	32	-	-	-	-	-	32
Acquisition of Treasury Stock (Unaudited)	-	-	-	-	-	-	(38)	(38)
Net Income (Unaudited)	-	-	-	263	-	-	-	263
Other Comprehensive Income, Net of Applicable Deferred Income Taxes (Unaudited)	-	-	-	-	2,335	-	-	2,335
Balance - December 31, 2007 (Unaudited)	$14	$13,541	$(969)	$20,565	$(506)	$(395)	$(1,809)	$30,441

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)		(In Thousands)
Cash Flows from Operating Activities
Net Income	$263	$332	$637	$634
Adjustments to Reconcile Net Income to Net
Cash Provided by (Used in) Operating Activities
Net Amortization and Accretion on Securities	(110)	(106)	(168)	(96)
Amortization of Deferred Loan Fees	(13)	(7)	(17)	(45)
Provision for Loan Losses	-	-	1	-
Depreciation of Premises and Equipment	27	31	61	68
Gain on Sale of Securities	(94)	(101)	(168)	(52)
ESOP Compensation Expense	28	30	59	57
Deferred Income Tax (Benefit)	(11)	(11)	(21)	(18)
Stock Option Expense	32	31	62	54
Recognition and Retention Plan Expense	86	68	134	122
Changes in Assets and Liabilities
Origination and Purchase of Loans Held-for-Sale	(8,725)	(505)	(13,835)	(2,896)
Sale and Principal Repayments of Loans Held-for-Sale	9,438	250	12,356	2,966
Accrued Interest Receivable	8	(23)	(34)	(29)
Other Operating Assets	(101)	(21)	11	(16)
Other Operating Liabilities	(23)	43	156	100
Net Cash Provided by (Used in) Operating Activities	805	11	(766)	849

Cash Flows from Investing Activities
Loan Originations and Principal Collections, Net	(2,803)	(1,950)	1,459	2,688
Purchases of Loans	-	-	(5,797)	-
Deferred Loan Fees Collected	8	8	10	65
Acquisition of Premises and Equipment	(12)	(33)	(37)	(491)
Activity in Available-for-Sale Securities
Proceeds from Sales of Securities	8,253	14,643	19,086	3,378
Proceeds from Maturity of Securities	-	-	2,000	-
Principal Payments on Mortgage-Backed Securities	7,399	6,004	10,977	11,998
Purchases	(9,320)	(18,057)	(31,378)	(28,353)
Activity in Held-to-Maturity Securities
Principal Payments on Mortgage-Backed Securities	78	82	155	207
Purchases	-	(124)	(130)	(17)
Net Cash Provided by (Used in) Investing Activities	3,603	573	(3,655)	(10,525)

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Cash Flows (Continued)

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)		(In Thousands)
Cash Flows from Financing Activities
Net Increase in Deposits	$3,276	$4,995	$6,431	$1,284
Proceeds from Advances from Federal Home Loan Bank	5,500	4,750	7,250	8,025
Repayment of Advances from Federal Home Loan Bank	(1,935)	(1,802)	(8,299)	(2,833)
Dividends Paid	(147)	(169)	(337)	(313)
Acquisition of Recognition and Retention Plan Stock	-	-	-	(688)
Acquisition of Treasury Stock	(38)	(54)	(1,560)	(211)
Net (Decrease) Increase in Mortgage-Escrow Funds	(78)	(124)	(22)	49
Net Cash Provided by Financing Activities	6,578	7,596	3,463	5,313
Net Increase (Decrease) in Cash and Cash Equivalents	10,986	8,180	(958)	(4,363)

Cash and Cash Equivalents, Beginning of Period	3,972	4,930	4,930	9,292
Cash and Cash Equivalents, End of Period	$14,958	$13,110	$3,972	$4,930

Supplementary Cash Flow Information
Interest Paid on Deposits and Borrowed Funds	$1,973	$1,638	$3,439	$2,373
Income Taxes Paid	94	137	352	361
Market Value Adjustment for Gain (Loss) on Securities Available-for-Sale	3,538	3,162	417	(5,190)
Non-Cash Investing Activity
Real Estate Acquired Through Foreclosure	$33	$-	$-	$-

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies

Nature of Operations
On January 18, 2005, Home Federal Savings and Loan Association (the Association) completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana (the Company) to serve as the stock holding company for the Association.  In connection with the reorganization, the Company sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share.  The Company also issued 60% of its outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.

The Association is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision.  The Association provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts.  Services are provided by three offices, all of which are located in Shreveport, Louisiana.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation and Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Home Federal Savings and Loan Association.  All significant intercompany balances and transactions have been eliminated.

The unaudited consolidated financial statements as of December 31, 2007, and for the six months ended December 31, 2007 and December 31, 2006, reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of financial information for the interim periods presented.  These adjustments are of a normal recurring nature and include appropriate estimated provisions.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses.

Significant Group Concentrations of Credit Risk
Most of the Company’s activities are provided to customers of the Association by three offices, all of which are located in the City of Shreveport, Louisiana.  The area served by the Association is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.

Cash and Cash Equivalents
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)
At December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, cash and cash equivalents consisted of the following:

	December 31,	June 30,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)
Cash on Hand	$246	$198	$229
Demand on Deposits at Other Institutions	9,426	770	1,935
Federal Funds Sold	5,286	3,004	2,766

	$14,958	$3,972	$4,930

Securities
The Company classifies its debt and equity investment securities into one of three categories: held-to-maturity, available-for-sale, or trading.  Investments in non-marketable equity securities and debt securities, in which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at amortized cost.  Investments in debt securities that are not classified as held-to-maturity and marketable equity securities that have readily determinable fair values are classified as either trading or available-for-sale securities.

Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities.  Investments in securities not classified as trading or held-to-maturity are classified as available-for-sale.

Trading account and available-for-sale securities are carried at fair value.  Unrealized holding gains and losses on trading securities are included in earnings while net unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in other comprehensive income.  Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans
Loans receivable are stated at unpaid principal balances, less allowances for loan losses and unamortized deferred loan fees.  Net non-refundable fees (loan origination fees, commitment fees, discount points) and costs associated with lending activities are being deferred and subsequently amortized into income as an adjustment of yield on the related interest earning assets using the interest method.  Interest income on contractual loans receivable is recognized on the accrual method.  Unearned discount on property improvement and automobile loans is deferred and amortized on the interest method over the life of the loan.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral and prevailing economic conditions.  The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that the Association will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan.  If the fair value of the collateral is less than the recorded investment in the loan, the Association will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those which are in excess of ninety days delinquent.  The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received.  When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is back to normal, the loan is returned to accrual status.

Off-Balance Sheet Credit Related Financial Instruments
In the ordinary course of business, the Association has entered into commitments to extend credit.  Such financial instruments are recorded when they are funded.

Foreclosed Assets
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are carried at the lower of cost or current fair value minus estimated cost to sell as of the date of foreclosure.  Cost is defined as the lower of the fair value of the property or the recorded investment in the loan.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Premises and Equipment
Land is carried at cost.  Buildings and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Buildings and Improvements	10 - 40 Years
Furniture and Equipment	3 – 10 Years

Income Taxes
The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a fiscal year basis.  Each entity will pay its pro-rata share of income taxes in accordance with a written tax-sharing agreement.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

While the Association is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem Tax, commonly referred to as the Louisiana Shares Tax, which is based on stockholders’ equity and net income.

Earnings per Share
Earnings per share are computed based upon the weighted average number of common shares outstanding during the year.

Non-Direct Response Advertising
The Company expenses all advertising costs, except for direct-response advertising, as incurred.  In the event the Company incurs expense for material direct-response advertising, it will be amortized over the estimated benefit period. Direct-response advertising consists of advertising whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and results in probable future benefits.  For the six months ended December 31, 2007 and 2006 (unaudited) and for the years ended June 30, 2007 and 2006, the Company did not incur any amount of direct-response advertising.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Unrealized Holding Gains (Losses) on Available-for-Sale Securities	$3,632	$3,264	$751	$(5,042)
Reclassification Adjustment for Gains Realized in Income	(94)	(102)	(334)	(148)
Net Unrealized Gains (Losses)	3,538	3,162	417	(5,190)
Tax Effect	(1,203)	(1,075)	(142)	1,765
Net-of-Tax Amount	$2,335	$2,087	$275	$(3,425)

The components of accumulated other comprehensive income, included in Stockholders’ Equity, are as follows:

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)
Net Unrealized Loss on Securities Available-for-Sale	$(767)	$(4,305)	$(4,722)
Tax Effect	261	1,464	1,606
Net-of-Tax Amount	$(506)	$(2,841)	$(3,116)

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments.  This Statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to narrow the scope of exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows.  SFAS No. 155 also amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument.  SFAS No. 155 is effective for all financial instruments acquired or issued following the start of an entity’s first fiscal year beginning after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets.  This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  It requires additional disclosures and separate presentation in the balance sheet of the carrying amounts of servicing assets and servicing liabilities that an entity elects to subsequently measure at fair value.  SFAS No. 156 is effective for all entities as of the beginning of its fiscal year that begins after September 15, 2006.

In June 2006, the FASB issued Interpretation Number (FIN) 48, Accounting for Uncertainty in Income Taxes (as amended).  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, Postretirement Plans.  This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement.  This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements (continued)
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51).  This Statement was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  This Statement is effective for fiscal years, and interim periods with those fiscal years, beginning on or after December 31, 2008.

Note 2.                 Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2007 (Unaudited)
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities
FHLMC Mortgage-Backed Certificates	$7,465	$-	$172	$7,293
FNMA Mortgage-Backed Certificates	71,914	-	528	71,386
GNMA Mortgage-Backed Certificates	201	-	3	198

Total Debt Securities	79,580	-	703	78,877

Equity Securities
237,343 Shares, AMF ARM Fund	2,349	-	63	2,286

Total Securities Available-for-Sale	$81,929	$-	$766	$81,163
Securities Held-to-Maturity
		(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$387	$16	$-	$403
FNMA Mortgage-Backed Certificates	129	2	-	131
FHLMC Mortgage-Backed Certificates	36	-	-	36

Total Debt Securities	552	18	-	570

Equity Securities (Non-marketable)
7,894 Shares - Federal Home Loan Bank	779	-	-	779

Total Securities Held-to-Maturity	$1,331	$18	$-	$1,349

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 2.                 Securities (Continued)

	June 30, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities
FHLMC Mortgage-Backed Certificates	$8,114	$-	$499	$7,615
FNMA Mortgage-Backed Certificates	77,379	1	3,740	73,640
GNMA Mortgage-Backed Certificates	274	1	5	270
Total Debt Securities	85,767	2	4,244	81,525

Equity Securities
231,234 Shares, AMF ARM Fund	2,290	-	63	2,227

Total Securities Available-for-Sale	$88,057	$2	$4,307	$83,752
Securities Held-to-Maturity
		(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$445	$11	$-	$456
FNMA Mortgage-Backed Certificates	142	2	-	144
FHLMC Mortgage-Backed Certificates	42	1	-	43
Total Debt Securities	629	14	-	643

Equity Securities (Non-marketable)
7,795 Shares - Federal Home
Loan Bank	779	-	-	779

Total Securities Held-to-Maturity	$1,408	$14	$-	$1,422

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 2.                 Securities (Continued)

	June 30, 2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities
FHLB Note	$996	$-	$6	$990
FNMA Note	996	-	11	985
FHLMC Mortgage-Backed Certificates	8,930	1	550	8,381
FNMA Mortgage-Backed Certificates	74,825	-	4,087	70,738
GNMA Mortgage-Backed Certificates	489	-	10	479

Total Debt Securities	86,236	1	4,664	81,573

Equity Securities
219,780 Shares, AMF ARM Fund	2,180	-	59	2,121

Total Securities Available-for-Sale	$88,416	$1	$4,723	$83,694
Securities Held-to-Maturity
	(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$535	$14	$-	$549
FNMA Mortgage-Backed Certificates	184	3	-	187
FHLMC Mortgage-Backed Certificates	57	1	1	57
Total Debt Securities	776	18	1	793

Equity Securities (Non-marketable)
6,492 Shares - Federal Home
Loan Bank	649	-	-	649

Total Securities Held-to-Maturity	$1,425	$18	$1	$1,442

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 2.                 Securities (Continued)

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2007 (unaudited) follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
(In Thousands)
Mortgage-Backed Securities	$79,580	$78,877	$552	$570

For the six months ended December 31, 2007 and 2006 (unaudited), proceeds from the sale of securities available-for-sale amounted to $8.3 million and $14.6 million, respectively.  Gross realized gains amounted to $94,000 and $101,000, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2007 (unaudited), aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Securities Available-for-Sale	Losses	Value	Losses	Value
	(In Thousands)
Debt Securities:
Mortgage-Backed Securities	$1	$436	$702	$46,600
Marketable Equity
Securities	-	-	63	2,286

Total Securities Available-for-Sale	$1	$436	$765	$48,886

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2007 follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
(In Thousands)

Mortgage-Backed Securities	$85,767	$81,525	$629	$643

For the year ended June 30, 2007 and 2006, proceeds from the sale of securities available-for-sale amounted to $19.1 million and $3.4, respectively.  Gross realized gains amounted to $168,000 and $52,000, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 2.                 Securities (Continued)

Information pertaining to securities with gross unrealized losses at June 30, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Securities Available-for-Sale	Losses	Value	Losses	Value
	(In Thousands)
Debt Securities:
Mortgage-Backed Securities	$539	$19,418	$3,705	$61,459
Marketable Equity Securities	-	-	63	2,227

Total Securities Available-for-Sale	$539	$19,418	$3,768	$63,686
The Company’s investment in equity securities consists primarily of shares of an adjustable rate mortgage loan mutual fund.  The unrealized losses associated with this fund were caused by interest rate increases, and the timing between when these rate increases took place compared to the resulting adjustment in rates in the underlying mortgage loans.  Based on management’s assessment of the financial condition of the Company, the Company has the ability and intent to hold these securities until a recovery of fair value occurs.  Based on this assessment and because the decline in market value is attributable to changes in interest rates and not of credit quality, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007 (unaudited) or at June 30, 2007.

The unrealized losses on the Company’s investment in mortgage-backed securities were caused by interest rate increases.  The contractual cash flows of these investments are guaranteed by agencies of the U.S. government.  Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company’s investment.  Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007 (unaudited) or at June 30, 2007.

At December 31, 2007 (unaudited), securities with a carrying value of $1.2 million were pledged to secure public deposits.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 3.                 Loans Receivable

Loans receivable at December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006, are summarized as follows:

	December 31,	June 30,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)
Mortgage Loans (Principally Conventional)
Principal Balance
Secured by One-to-Four Family Residences	$19,016	$16,669	$13,721
Secured by Other Properties	3,619	3,650	3,164

Total Mortgage Loans	22,635	20,319	16,885

Consumer and Other Loans Principal Balances
Equity and Second Mortgage	4,209	4,454	3,287
Loans on Savings Accounts	490	283	612
Equity Lines of Credit	719	427	374
Automobile Loans	60	57	44

Total Consumer and Other Loans	5,478	5,221	4,317

Total Loans	28,113	25,540	21,202

Less: Allowance for Loan Losses	(235)	(235)	(235)
Unamortized Loan Fees	(89)	(94)	(101)

Net Loans Receivable	$27,789	$25,211	$20,866

An analysis of the allowance for loan losses follows:

	December 31,	December 31,	June 30,	June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)

Balance - Beginning of Year	$235	$235	$235	$235
Provision for Loan Losses	-	-	1	-
Loan Charge-offs	-	-	(1)	-
Balance - End of Year	$235	$235	$235	$235

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 3.                 Loans Receivable (Continued)

Fixed rate loans receivable as of December 31, 2007 (unaudited), are scheduled to mature and adjustable rate loans are scheduled to re-price as follows:

	Under	One	Six	Over
	One	to Five	to Ten	Ten
	Year	Years	Years	Years	Total
	(In Thousands)
Loans Secured by One-to-Four
Family Residential
Fixed Rate	$28	$249	$1,277	$6,564	$8,118
Adjustable Rate	-	-	-	10,898	10,898
Other Loans Secured by
Real Estate
Fixed Rate	-	86	18	3,515	3,619
All Other Loans	1,417	836	1,026	2,199	5,478
	$1,445	$1,171	$2,321	$23,176	$28,113

As of December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006, there was no recorded investment in loans that are considered impaired under SFAS Nos. 114 and 118.  The Association has no commitments to loan additional funds to borrowers whose loans were previously in non-accrual status.

Note 4.                Accrued Interest Receivable

Accrued interest receivable at December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006, consisted of the following:

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)

Accrued Interest on:
Mortgage Loans	$122	$105	$82
Other Loans	28	25	18
Investments	10	10	23
Mortgage-Backed Securities	331	359	342
	$491	$499	$465

Note 5.                Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)

Land	$727	$727	$727
Buildings	1,143	1,132	1,124
Equipment	601	601	600
	2,471	2,460	2,451
Accumulated Depreciation	(1,564)	(1,537)	(1,503)
	$907	$923	$948

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 5.                Premises and Equipment

Depreciation expense charged against operations for the six months ended December 31, 2007 and 2006 (unaudited) was $27,000 and 31,000, respectively, and for the years ended June 30, 2007 and 2006, was $62,000 and $68,000, respectively.

The Association leases property for a branch facility.  The lease, which expires November 30, 2008, requires monthly rental payments of $1,680.  Future minimum rent commitments under this lease follows for six months ended December 31, 2007 (unaudited) and the year ended June 30, 2007.

	December 31,	June 30,
	2007	2007
	(Unaudited)
	( In Thousands)

2008	$18,480	$20,160
2009	-	8,400
Total	$18,480	$28,560

This lease provides for five ten-year option periods with rental adjustment provisions.  Total rent expense for the six months ended December 31, 2007 and 2006 (unaudited), amounted to $10,000 for each period, respectively, and for the years ended June 30, 2007 and 2006, amounted to $20,000 for each year, respectively.

Note 6.                 Deposits

Deposits at December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, are summarized as follows:

	December 31,		June 30,		June 30,
	2007 (Unaudited)		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars In Thousands)
Non-Interest Bearing	$4,115	5.08%	$1,372	1.77%	$828	1.16%
NOW Accounts	4,062	5.02	5,921	7.61	5,412	7.59
Money Market	2,916	3.60	2,941	3.79	3,302	4.63
Passbook Savings	4,431	5.47	4,473	5.76	4,756	6.67
	15,524	19.17	14,707	18.93	14,298	20.05
Certificates of Deposit	65,462	80.83	63,003	81.07	56,981	79.95
Total Deposits	$80,986	100.00%	$77,710	100.00%	$71,279	100.00%

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 6.                 Deposits (Continued)

The composition of Certificates of Deposit accounts by interest rate is as follows:

	December 31,		June 30,		June 30,
	2007 (Unaudited)		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars In Thousands)
0.00% to 0.99%	$9	.01%	$9	0.01%	$245	0.43%
1.00% to 1.99%	304	.46	194	0.31	411	0.72
2.00% to 2.99%	1,651	2.52	1,543	2.45	9,911	17.40
3.00% to 3.99%	10,741	16.41	12,164	19.31	14,902	26.15
4.00% to 4.99%	26,992	41.23	18,388	29.19	28,230	49.54
5.00% to 5.99%	25,765	39.37	30,705	48.74	3,282	5.76
Total Deposits	$65,462	100.00%	$63,003	100.00%	$56,981	100.00%

Maturities of Certificates of Deposit accounts at December 31, 2007 (unaudited) and June 30, 2007, are scheduled as follows:

Period Ending	December 31, 2007 (Unaudited)		June 30, 2007
	Amount	Percent	Amount	Percent
	(Dollars In Thousands)
2008	$42,238	64.52%	$38,092	60.46%
2009	9,053	13.83	9,689	15.38
2010	7,699	11.76	7,863	12.48
2011	2,450	3.74	3,863	6.13
2012	4,022	6.15	3,456	5.48
Thereafter	-		40	0.07

	$65,462	100.00%	$63,003	100.00%

Interest expense on deposits for the six months ended December 31, 2007 and 2006 (unaudited), and for the years ended June 30, 2007 and 2006 was as follows:

	December 31,	December 31,	June 30,	June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)

	(In Thousands)

NOW and Money Market	$14	$14	$27	$30
Passbook Savings	11	12	23	24
Certificates of Deposit	1,542	1,281	2,710	2,054

	$1,567	$1,307	$2,760	$2,108

At December 31, 2007 (unaudited), there were seventy-six deposit accounts with balances in excess of $100,000 with an aggregate value of $10.9 million.  At June 30, 2007, there were sixty-six deposit accounts with balances in excess of $100,000 with an aggregate value of $9.9 million. Generally, deposit accounts in excess of $100,000 are not federally insured.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 7.                 Advances from Federal Home Loan Bank of Dallas

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on first mortgage loans.  Total interest expense recognized amounted to $400,000 and $327,000 for the six months ended December 31, 2007 and December 31, 2006 (unaudited), respectively, and $688,000 and $325,000 for the years ended June 30, 2007 and 2006, respectively.

Advances at December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006 consisted of the following:

	Advance Total

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)

2.00% to 2.99%	$390	$916	$2,159
3.00% to 3.99%	643	1,016	2,028
4.00% to 4.99%	3,284	3,459	4,230
5.00% to 5.99%	11,616	6,977	5,000

	$15,933	$12,368	$13,417

Maturities of advances at December 31, 2007 (unaudited) and June 30, 2007 are as follows::

	December 31, 2007	June 30, 2007
	(Unaudited)
	(In Thousands)

2008	$2,612	$3,381
2009	421	2,217
2010	542	1,978
2011	3,992	1,875
2012	5,624	944
Thereafter	2,742	$1,973

	$15,933	$12,368

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 8.                 Commitments

As described in Note 5, the Association leases property for a branch facility.  In addition to this lease, the Association has an agreement with a third-party, which provides on-line data processing services.  The agreement, which expires January 31, 2010, contains a minimum monthly service charge of $4,000.  At the end of this term, the agreement will automatically continue for successive periods of five years unless terminated upon written notice given at least twelve months prior to the end of the present term.  The future minimum commitments for the on-line processing services are as follows for the six months ended December 31, 2007 (unaudited) and for the year ended June 30, 2007:

	Six Months Ended	Year ended
	December 31, 2007	June 30, 2007
	(Unaudited)
	(In Thousands)

2008	$48	$48
2009	48	48
2010	4	28
Total
	$100	$124

Note 9.                 Federal Income Taxes

The Company and its subsidiary file consolidated federal income tax returns.  The current provision for federal and state income taxes is calculated on pretax accounting income adjusted by items considered to be permanent differences between book and taxable income.  Income tax expense for the six months ending December 31, 2007(unaudited) and 2006 and the year ending June 30, 2007 and 2006, is summarized as follows:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)

Federal
Current	$145	$181	$348	$344
Deferred (Benefit)	(11)	(10)	(21)	(18)
State
Current	-	-	-	1

	$134	$171	$327	$327

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Notes to the Financial Statements

Note 9.                 Federal Income (Continued)

The effective federal income tax rate for the months ended December 31, 2007 and 2006 (unaudited) was 33.75% and 34.00%, respectively, and for the years ended June 30, 2007 and 2006 was 33.94% and 33.93%, respectively.  The provision for income tax differs from that expected by applying federal income tax rates to income before income taxes as a result of the following:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)

Expected Tax Provision at a 34% Rate	$135	$171	$328	$327
Expected State Corporate Tax	-	-	-	1
Effect of Non-Taxable Income	(1)	-	(1)	(1)

Provision for Income Tax	$134	$171	$327	$327

At December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, temporary differences between the financial statement carrying amount and tax bases of assets that gave rise to deferred tax recognition were related to the effect of loan bad debt deduction differences for tax and book purposes and deferred stock option compensation.  The deferred tax expense or benefit related to securities available-for-sale has no effect on the Association’s income tax provision since it is charged or credited to the Association’s other comprehensive income or loss equity component. The net deferred income tax asset consisted of the following components at December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006:

	Six Months Ended	Years Ended June 30,
	December 31, 2007	2007	2006
	(Unaudited)
	(In Thousands)
Deferred Tax Asset or Liability
Stock Option Compensation	$50	$39	$18
Loans Receivable - Bad Debt Loss Allowances	(27)	(27)	(27)
Securities Available-for-Sale Unrealized Loss	261	1,464	1,606

Total Deferred Tax Asset	$284	$1,476	$1,597

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met.  Association retained earnings appropriated to the federal insurance reserve at December 31, 2007 (unaudited), June 30, 2007 and 2006, amounted to $4.0 million.  Included were appropriations of net income of prior years of $3.3 million, for which no provision for federal income taxes has been made.  If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

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Notes to the Financial Statements

Note 10.               Other Non-Interest Income and Expense

Other non-interest income and expense amounts at December 31, 2007 and 2006 (unaudited), and June 30, 2007 and 2006, are summarized below:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Other Non-Interest Income
Service Fees on NOW Accounts	$8	$9	$19	$19
Late Charges	1	2	5	4
Commissions and Other	13	39	45	46

	$22	$50	$69	$69
Other Non-Interest Expense
NOW Account Expense	$29	$24	$45	$38
Loan Expenses	3	2	4	5
Office Supplies	15	14	29	34
Telephone	18	14	32	34
Postage	8	8	17	18
Business Insurance and Bonds	17	17	34	35
Organization Dues and Publications	5	5	9	5
Charitable Contributions	2	2	3	4
Miscellaneous	28	21	38	46
Automobile Expense, Including Depreciation	10	11	21	21
Consulting Fees	15	13	28	30
Registration Fees	6	6	8	18

	$156	$137	$268	$288

Note 11.              Retirement Plans

Effective November 15, 2004, the Association adopted the Home Federal Savings and Loan Association Employees’ Savings and Profit Sharing Plan and Trust administered by the Pentegra Group.  This plan complies with the requirements of Section 401(k) of the Internal Revenue Code.  Those eligible for this defined contribution plan must have completed twelve months of full time service and attained the age of 21.  Participating employees may make elective salary reduction contributions of up to $15,500 for 2007, of their eligible compensation.  The Association will contribute a basic “safe harbor” contribution of 3% of participant plan salary and will match 50% of the first 6% of plan salary elective deferrals.  The Association is also permitted to make discretionary contributions to be allocated to participant accounts.  Pension cost, including administrative fees, attributable to the Association’s 401(k) safe harbor plan for the six months ended December 31, 2007 and 2006 (unaudited) was $30,000 and $28,000, respectively, and for the years ended June 30, 2007 and 2006, was $57,000 and $63,000, respectively.

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Notes to the Financial Statements

Note 12.               Employee Stock Ownership Plan

During fiscal 2005, the Company instituted an employee stock ownership plan.  The Home Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) enables all eligible employees of the Association to share in the growth of the Company through the acquisition of stock.  Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining the age of 21.

The ESOP purchased the statutory limit of eight percent of the shares sold in the initial public offering of the Company, excluding shares issued to Home Federal Mutual Holding Company of Louisiana (113,887 shares).  This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1.1 million.  The loan is secured by a pledge of the ESOP shares.  The shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets.  The corresponding note is being repaid in 80 quarterly debt service payments of $23,000 on the last business day of each quarter, beginning March 31, 2005, at the rate of 5.25%.

The Company may contribute to the ESOP, in the form of debt service, at the discretion of its board of directors.  Cash dividends on the Company’s stock shall be used to either repay the loan, be distributed to the participants in the ESOP, or retained in the ESOP and reinvested in Company stock.  Shares are released for allocation to ESOP participants based on principal and interest payments of the note.  Compensation expense is recognized based on the number of shares allocated to ESOP participants each year and the average market price of the stock for the current year.  Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock.  The difference between the cost and the average market price of shares released for allocation is applied to Additional Paid-In Capital.  ESOP compensation expense for the six months ended December 31, 2007 and 2006 (unaudited) was $28,000 and 30,000, respectively, and for the years ended June 30, 2007 and 2006, was $59,000 and $57,000, respectively.

The ESOP shares are as follows:

	December 31,	June 30,
	2007	2007
	(Unaudited)

Allocated Shares	11,389	11,389
Shares Released for Allocation	5,694	2,847
Unreleased Shares	96,804	99,651

Total ESOP Shares	113,887	113,887

Fair Value of Unreleased Shares (In Thousands)	$920	$1,006

Stock Price at December 31, 2007 (Unaudited) and June 30, 2007 Respectively	$9.50	$10.10

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Notes to the Financial Statements

Note 13.               Recognition and Retention Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Recognition and Retention Plan and Trust Agreement (the Recognition Plan) as an incentive to retain personnel of experience and ability in key positions.  The aggregate number of shares of the Company’s common stock subject to award under the Recognition Plan totaled 69,756.  As shares are acquired for the Recognition Plan, the purchase price of these shares will be recorded as a contra equity account.  As the shares are distributed, the contra equity account will be reduced.

Recognition Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Recognition Plan over five years.  If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Recognition Plan share award for any reason, the recipient shall forfeit the right to any shares subject to the award that have not been earned.

The cost associated with the Recognition Plan is based on a share price of $9.85, which represents the market price of the Company’s stock on the date on which the Recognition Plan shares were granted.  The cost is being recognized over five years.  Compensation expense pertaining to the Recognition Plan was $86,000 and 68,000 for the six months ended December 31, 2007 and 2006 (unaudited), respectively, and $134,000 and $122,000 for the years ended June 30, 2007 and 2006, respectively.

A summary of the changes in restricted stock follows:

	Unawarded Shares				Awarded Shares
	December 31,		June 30,		December 31,		June 30,
	(Unaudited)				(Unaudited)
	2007	2006	2007	2006	2007	2006	2007	2006
Balance - Beginning of Year	1,490	-	-	-	54,605	66,400	69,756	-
Purchased by Plan	-	-	-	69,756	-	3,356	-	-
Granted	-	-	-	(69,756)	-	-	-	69,756
Forfeited	-	1,490	1,490	-	-	(1,490)	(1,490)	-
Earned and Issued	-	-	-	-	(15,931)	(13,661)	(13,661)	-
Balance - End of Year	1,490	1,490	1,490	-	38,674	54,605	54,605	69,756
Note 14.               Stock Option Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan (the Option Plan) for the benefit of directors, officers, and other key employees.  The aggregate number of shares of common stock reserved for issuance under the Option Plan totaled 174,389.  Both incentive stock options and non-qualified stock options may be granted under the plan.

On August 18, 2005, the Company granted 174,389 options to directors and key employees.  Under the Option Plan, the exercise price of each option cannot be less than the fair market value of the underlying common stock as of the date of the option grant, which was $9.85, and the maximum term is ten years.  Incentive stock options and non-qualified stock options granted under the Option Plan become vested and exercisable at a rate of 20% per year over five years, commencing one year from the date of the grant, with an additional 20% vesting on each successive anniversary of the date the option was granted.  The exercise price of the options is equal to the market price of the Company’s stock on the date of grant.

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Notes to the Financial Statements

Note 14.                 Stock Option Plan (Continued)

Following is a summary of the status of the Option Plan for the year ended December 31, 2007 (unaudited) and for the fiscal years ended June 30, 2007 and 2006, respectively:

		Weighted
		Average
	Number of	Exercise
	Shares	Price
Outstanding at January 1, 2007 (unaudited)	170,857	$9.85
Granted (unaudited)	-	-
Exercised (unaudited)	-	-
Forfeited (unaudited)	-	-
Outstanding at December 31, 2007 (unaudited)	170,857	$9.85

Options Exercisable at December 31, 2007 (unaudited)	51,264	$9.85

Outstanding at July 1, 2006	174,389	$9.85
Granted	-	-
Exercised	-	-
Forfeited	(3,532)	9.85
Outstanding at June 30, 2007	170,857	$9.85

Options Exercisable at June 30, 2007	34,179	$9.85

Outstanding at July 1, 2005	-	$-
Granted	174,389	9.85
Exercised	-	-
Forfeited	-	-
Outstanding at June 30, 2006	174,389	$9.85

Options Exercisable at June 30, 2006	-	$-

Weighted Average Fair Value of Options Granted During the Year	$1.80

Note 14.                 Stock Option Plan (Continued)

The fair value of each option granted is estimated on the grant date using the Black-Scholes model.  The following assumptions were made in estimating fair value:

Dividend Yield	2.0%
Expected Term	10 Years
Risk-free Interest Rate	4.13%
Expected Life	10 Years
Expected Volatility	8.59%

Compensation cost charged to operations was $32,000 and $31,000 for the six months ended December 31, 2007 and 2006 (unaudited), and $62,000 and $54,000 for the years ended June 30, 2007 and 2006, respectively.  The income tax benefit realized from the Option Plan was $11,000 for both periods of the six months ended December 31, 2007 and 2006 (unaudited), and $21,000 and $18,000 for the years ended June 30, 2007 and 2006, respectively.

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Notes to the Financial Statements

Note 14.                 Stock Option Plan (Continued)

Following is a summary of the status of options outstanding at December 31, 2007 under the Option Plan (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$9.85	170,857	7.63 Years	$9.85	51,264	$9.85

Following is a summary of the status of options outstanding at June 30, 2007 under the Option Plan:

	Options Outstanding			Options Exercisable
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$9.85	170,857	8.13 Years	$9.85	34,179	$9.85

Note 15.                 Off-Balance Sheet Activities

Credit Related Financial Instruments
The Association is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Association’s exposure to credit loss in the event of non-performance by the other party to loan commitments is represented by the contractual amount of the commitment.

The Association follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2007 (unaudited), June 30, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	December 31, 2007	June 2007	June 2006
	(Unaudited)
	(In Thousands)

Commitments to Grant Loans	$2,438	$2,132	$-
Unfunded Commitments Under Lines of Credit	297	1,325	285

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Notes to the Financial Statements

Note 15.                 Off-Balance Sheet Activities (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee.  The commitments for equity lines of credit may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2007 (unaudited), the Association had one outstanding commitment to fund a fixed rate loan in the amount of $1.5 million.  This commitment has an interest rate of 7.00%, and expires in April 2008.

Cash Deposits
At various times during the year, the Company maintains cash balances in financial institutions that are in excess of amounts insured by an agency of the federal government.

Regional Credit Concentration
A substantial portion of the Association’s lending activity is with customers located within a 100 mile radius of the Shreveport, Louisiana metropolitan area, which includes areas of northwest Louisiana, northeast Texas and southwest Arkansas.  Although concentrated within the region, the Association has a diversified loan portfolio, which should preclude the Association from being dependent upon the well being of any particular economic sector to ensure collectibility of any significant portion of its debtors’ loan contracts.

Other Credit Concentrations
The Association has purchased, with recourse, a significant number of loans from third-party mortgage originators.  These loans are serviced by these entities.  At December 31, 2007 (unaudited), December 31, 2006 (unaudited), June 30, 2007 and June 30, 2006, the balance of the loans outstanding being serviced by these entities was $10.8 million, $4.7 million, $7.9 million and $3.0 million, respectively.

Interest Rate Floors and Caps
The Association writes interest rate floors and caps into its variable rate mortgage loan contracts and loan servicing agreements in an attempt to manage its interest rate exposure.  Such floors and caps enable customers to transfer, modify, or reduce their interest rate risk, which, in turn, creates an off-balance sheet market risk to the Association.  At December 31, 2007 (unaudited), the Association's loan portfolio contained approximately $10.8 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps.  Of this amount, $10.7 million consisted of purchased loans, which were originated by third-party mortgage originators.  At June 30, 2007, the Association’s loan portfolio contained approximately $7.8 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps.  Of this amount, $7.7 million consisted of purchased loans, which were originated by third-party mortgage originators.

Note 16.                 Related Party Events

In the ordinary course of business, the Association makes loans to its directors and officers.  These loans are made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not involve more than normal credit risk or present other unfavorable features.

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Notes to the Financial Statements

Note 16.                 Related Party Events (Continued)

An analysis of the activity in loans made to such borrowers (both direct and indirect), including lines of credit, is summarized as follows for the six months ended December 31, 2007 (unaudited) and for the years ended June 30, 2007 and 2006:

	December 31,	June 30,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)

Balance - Beginning of Year	$266	$300	$159
Additions	-	-	175
Principal Payments	(8)	(34)	(34)

Balance - End of Year	$258	$266	$300

Deposits from related parties held by the Association at December 31, 2007 (unaudited), June 30, 2007 and 2006, amounted to $1.5 million, $1.5 million and $734,000, respectively.

Note 17.                  Regulatory Matters

The Association is subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly other discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital requirements that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Association’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Association is required to maintain minimum capital ratios under OTS regulatory guidelines in order to ensure capital adequacy.  Management believes, as of December 31, 2007, June 30, 2007 and June 30, 2006, that the Association met all OTS capital adequacy requirements to which it is subject.

As of December 31, 2007 (unaudited) and June 30, 2007, the most recent notification from the OTS categorized the Association as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum capital ratios, which are different than those required to meet OTS capital adequacy requirements. There are no conditions or events since that notification that management believes may have changed the Association’s category.  The Association was also classified as well capitalized at June 30, 2006.

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Notes to the Financial Statements

Note 17.                  Regulatory Matters (Continued)

The Association’s actual and required capital amounts and ratios for OTS regulatory capital adequacy purposes are presented below as of December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006.

				Required for Capital
		Actual		Adequacy Purposes
		Amount	Ratio	Amount	Ratio
		(In Thousands)
December 31, 2007 (Unaudited)
Core Capital	(1)	$28,043	21.82%	$3,855	3.00%
Tangible Capital	(1)	28,043	21.82%	1,928	1.50%
Total Risk-Based Capital	(2)	28,278	79.67%	2,840	8.00%

June 30, 2007
Core Capital	(1)	$27,724	22.79%	$3,649	3.00%
Tangible Capital	(1)	27,724	22.79%	1,825	1.50%
Total Risk-Based Capital	(2)	27,959	80.63%	2,774	8.00%

June 30, 2006
Core Capital	(1)	$27,029	23.48%	$3,453	3.00%
Tangible Capital	(1)	27,029	23.48%	1,726	1.50%
Total Risk-Based Capital	(2)	27,264	87.75%	2,486	8.00%

The Association’s actual and required capital amounts and ratios to be well capitalized under prompt corrective action provisions are presented below as of December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006.

				Required to be
		Actual		Well Capitalized
		Amount	Ratio	Amount	Ratio
		(In Thousands)
December 31, 2007 (Unaudited)
Tier 1 Leverage Capital	(1)	$28,043	21.82%	$6,426	5.00%
Tier 1 Risk-Based Capital	(2)	28 043	79.01%	2,130	6.00%
Total Risk-Based Capital	(2)	28,278	79.67%	3,549	10.00%

June 30, 2007
Tier 1 Leverage Capital	(1)	$27,724	22.79%	$6,082	5.00%
Tier 1 Risk-Based Capital	(2)	27,724	79.95%	2,081	6.00%
Total Risk-Based Capital	(2)	27,959	80.63%	3,468	10.00%

June 30, 2006
Tier 1 Leverage Capital	(1)	$27,029	23.48%	$5,755	5.00%
Tier 1 Risk-Based Capital	(2)	27,029	87.00%	1,864	6.00%
Total Risk-Based Capital	(2)	27,264	87.75%	3,107	10.00%

(1) Amounts and Ratios to Adjusted Total Assets
(2) Amounts and Ratios to Total Risk-Weighted Assets

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Notes to the Financial Statements

Note 17.	Regulatory Matters (Continued)

The following tables provide a reconciliation of capital under generally accepted accounting principles (GAAP) to such amounts reported for regulatory purposes by the Association as of December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006.

			Minimum for Capital
	Actual		Adequacy Purposes
December 31, 2007 (Unaudited)	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	21.68%	$27,809
Investments in and Advances to Nonincludable Subsidiaries		$(272)
Unrealized Losses on Securities Available-for-Sale		506
Tangible Capital, and Ratio to Adjusted Total Assets	21.82%	$28,043	1.5%	$1,928
Tier 1 (Core) Capital, And Ratio to Adjusted Total Assets	21.82%	$28,043	3.0%	$3,855
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	79.01%	$28,043
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	79.67%	$28,278	8.0%	$2,840

Total Assets		$128,274
Adjusted Total Assets		$128,508
Risk-Weighted Assets		$35,494

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Notes to the Financial Statements

Note 17.	Regulatory Matters (Continued)

			Minimum for Capital
	Actual		Adequacy Purposes
June 30, 2007	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	21.13%	$25,156
Investments in and Advances to Nonincludable Subsidiaries		$(272)
Unrealized Losses on Securities Available-for-Sale		2,840
Tangible Capital, and Ratio to Adjusted Total Assets	22.79%	$27,724	1.5%	$1,825
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	22.79%	$27,724	3.0%	$3,649
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	79.95%	$27,724
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	80.63%	$27,959	8.0%	$2,774

Total Assets		$119,080
Adjusted Total Assets		$121,649
Risk-Weighted Assets		$34,676

			Minimum for Capital
	Actual		Adequacy Purposes
June 30, 2006	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	21.55%	$24,197
Investments in and Advances to Nonincludable Subsidiaries		$(273)
Unrealized Losses on Securities Available-for-Sale		3,105
Tangible Capital, and Ratio to Adjusted Total Assets	23.48%	$27,029	1.5%	$1,726
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	23.48%	$27,029	3.0%	$3,453
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	87.00%	$27,029
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	87.75%	$27,264	8.0%	$2,486

Total Assets		$112,259
Adjusted Total Assets		$115,091
Risk-Weighted Assets		$31,069

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Notes to the Financial Statements

Note 18.                  Restrictions on Dividends

Federal and state banking regulations place certain restrictions on dividends paid by the Association to the Company.  The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Association.

Note 19.                  Fair Value of Financial Instruments

The Company has adopted SFAS No. 107 issued by the Financial Accounting Standards Board which requires disclosure of the fair value of all financial instruments for which it is practical to estimate fair value.

The following methods and assumptions were used by the Association in estimating fair values of financial instruments:

Cash and Cash Equivalents
The carrying amount approximates the fair value of cash and cash equivalents.

Securities to be Held-to-Maturity and Available-for-Sale
Fair values for investment securities, including mortgage-backed securities, are based on quoted market prices, where available.  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.  The carrying values of restricted or non-marketable equity securities approximate their fair values.  The carrying amount of accrued investment income approximates its fair value.

Mortgage Loans Held-for-Sale
Because these loans are normally disposed of within ninety days of origination, their carrying value closely approximates the fair value of such loans.

Loans Receivable
For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair value approximates the carrying value.  Fair values for other loans are estimated using the discounted value of expected future cash flows.  Interest rates used are those being offered for loans with similar terms to borrowers of similar credit quality.  The carrying amount of accrued interest receivable approximates its fair value.

Deposit Liabilities
The fair values for demand deposit accounts are, by definition, equal to the amount payable on demand at the reporting date, that is, their carrying amounts.  Fair values for other deposit accounts are estimated using the discounted value of expected future cash flows.  The discount rate is estimated using the rates of currently offered for deposits of similar maturities.

Advances from Federal Home Loan Bank
The carrying amount of short-term borrowings approximates their fair value.  The fair value of long-term debt is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar borrowing arrangements.

Accrued Interest Payable
The carrying amount of accrued interest payable on deposits and borrowings approximates the fair value.

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Notes to the Financial Statements

Note 19.                  Fair Value of Financial Instruments (Continued)

Off-Balance Sheet Credit-Related Instruments
Fair values for outstanding mortgage loan commitments to lend are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements, customer credit quality, and changes in lending rates.  The fair value of interest rate floors and caps contained in some loan servicing agreements and variable rate mortgage loan contracts are considered immaterial within the context of fair value disclosure requirements.  Accordingly, no fair value estimate is provided for these instruments.

At December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, the carrying amount and estimated fair values of the Association’s financial instruments were as follows:

	December 31, 2007 (Unaudited)		June 30, 2007		June 30, 2006
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value	Value	Fair Value
	(In Thousands)		(In Thousands)		(In Thousands)
Financial Assets
Cash and Cash Equivalents	$14,958	$14,958	$3,972	$3,972	$4,930	$4,930
Securities Available-for-Sale	81,163	81,163	83,752	83,752	83,694	83,694
Securities to be Held-to-Maturity	1,331	1,349	1,408	1,422	1,425	1,442
Loans Held-for-Sale	962	962	1,478	1,478	-	-
Loans Receivable	27,789	28,592	25,211	27,035	20,866	21,420
Accrued Interest Receivable	491	491	499	499	465	465

Financial Liabilities
Deposits	80,986	84,904	77,710	77,562	71,279	70,475
Accrued Interest Payable	50	50	119	119	110	110
Advances from Borrowers	118	118	196	196	219	219
Advances from FHLB	15,933	16,425	12,368	11,945	13,417	12,744

Off-Balance Sheet Liabilities
Mortgage Loan Commitments	-	938	-	21	-	-

The estimated fair values presented above could be materially different than net realizable value and are only indicative of the individual financial instrument’s fair value.  Accordingly, these estimates should not be considered an indication of the fair value of the Association taken as a whole.

Note 20.                  Plan of Reorganization and Stock Issuance

As disclosed in Note 1, on January 18, 2005, Home Federal Savings and Loan Association completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana to serve as the stock holding company for the Association.  In connection with the reorganization, the Company sold 1,423,583 shares of its common stock at $10.00 per share, and issued 2,135,375 shares to Home Federal Mutual Holding Company of Louisiana (the Mutual Holding Company).  The Company’s ESOP purchased 113,887 shares, financed by a loan from the Company.  The net proceeds from the sale of this stock were approximately $12,266,000, and the cost associated with the stock conversion was approximately $730,000.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 20.                  Plan of Reorganization and Stock Issuance (Continued)

Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Association as of the effective date of the reorganization continue to have such rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Association.  In addition, all persons who became depositors of the Association subsequent to the reorganization will have such membership and liquidation rights with respect to the Mutual Holding Company.  Borrower members of the Association at the time of the reorganization have the same membership rights in the Mutual Holding Company that they had in the Association immediately prior to the reorganization so long as their existing borrowings remain outstanding.

Note 21.                  Earnings Per Common Share

The following table presents the components of average outstanding common shares for the periods ended December 31, 2007 and 2006, (unaudited) and June 30, 2007 and 2006:

	December 31, 2007	December 31, 2006	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)
Average Common Shares Issued	3,558,958	3,558,958	3,558,958	3,558,958
Average Treasury Shares Held	(174,650)	(23,844)	(57,721)	(1,715)
Average Unearned ESOP Shares	(98,933)	(104,627)	(103,217)	(109,245)
Average Unearned RRP Trust Shares	(45,686)	(59,659)	(57,892)	(49,868)

Weighted Average Number of Common Shares Used in Basic EPS	3,239,689	3,370,828	3,340,128	3,398,130

Effect of Dilutive Securities Stock Options	3,978	4,312	7,378	3,379

Weighted Average Number of Common Shares and Dilutive Potential Common Shares Used in Dilutive EPS	3,243,667	3,375,140	3,347,506	3,401,509

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 22.                  Parent Company Financial Statements

Financial information pertaining only to Home Federal Bancorp, Inc. of Louisiana as of December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, is as follows:

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Balance Sheet
December 31, 2007 (unaudited) and June 30, 2007 and 2006

	December 31, 2007 (Unaudited)	June 30, 2007	June 30, 2006
	(In Thousands)
Assets
Cash and Cash Equivalents	$2,398	$2,470	$2,294
Investments - Available-for-Sale, at Fair Value	-	-	1,975
Investment in Subsidiary	27,808	25,155	24,196
Other Assets	258	187	74

Total Assets	$30,464	$27,812	$28,539

Liabilities and Stockholders' Equity
Other Liabilities	$23	$-	$-
Stockholders' Equity	30,441	27,812	28,539

Total Liabilities and Stockholders' Equity	$30,464	$27,812	$28,539

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statement of Income
Periods Ended December 31, 2007 and 2006, and June 30, 2007 and 2006

	Six Months Ended December 31,		Years Ended June 30,
	2007 (Unaudited)	2006 (Unaudited)	2007	2006
	(In Thousands)
Equity in Undistributed Earnings of Subsidiary	$318	$359	$695	$698
Interest Income	27	62	94	133

Total Income	345	421	789	831
Total Expenses	111	103	182	230

Income Before Income Taxes	234	318	607	601
Income Tax (Benefit)	(29)	(14)	(30)	(33)

Net Income	$263	$332	$637	$634

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 22.                  Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statement of Cash Flows
Periods Ended December 31, 2007 and 2006, and June 30, 2007 and 2006

	Six Months Ended December 31,		Years Ended June 30,
	2007 (Unaudited)	2006 (Unaudited)	2007	2006
	(In Thousands)
Operating Activities
Net Income	$263	$332	$637	$634
Adjustments to Reconcile Net Income to Net
Cash Used in Operating Activities
Equity in Undistributed Earnings of Subsidiary	(318)	(359)	(695)	(698)
(Increase) Decrease in Other Assets	(71)	(83)	(135)	14
Increase (Decrease) in Other Liabilities	23	28	-	(44)
Net Amortization and Accretion on Investments	-	12	8	(16)

Net Cash Used in Operating Activities	(103)	(70)	(185)	(110)

Investing Activities
Proceeds from Investment Maturities	-	975	2,000	-
Net Cash Provided by Investing Activities	-	975	2,000	-

Financing Activities
Paid-In Capital	216	198	258	111
Purchase of Treasury Stock and Recognition and Retention Plan Stock	(38)	(54)	(1,560)	(899)
Dividends Paid	(147)	(169)	(337)	(313)
Net Cash Provided by (Used in) Financing Activities	31	(25)	(1,639)	(1,101)

Increase (Decrease) in Cash and Cash Equivalents	(72)	880	176	(1,211)
Cash and Cash Equivalents, Beginning of Period	2,470	2,294	2,294	3,505

Cash and Cash Equivalents, End of Period	$2,398	$3,174	$2,470	$2,294

Note 23.                  Subsequent Event (Unaudited)

On December 11, 2007, the Company entered into an Agreement and Plan of Merger (the Agreement) with First Louisiana Bancshares, Inc. (First Louisiana)  which provides for the merger of First Louisiana with and into the Company, with the Company surviving the merger.  The Agreement also provides for the subsequent merger of First Louisiana Bank, a direct wholly-owned subsidiary of First Louisiana, with and into the Association.  The name of the surviving bank shall be First Louisiana Bank.  In connection with the merger, the Company’s current mutual holding company, Home Federal Mutual Holding Company of Louisiana (the MHC), which owns approximately 63.1% of the Company’s outstanding shares, will be merged into the Company in order to consummate the conversion of the Company to a full stock form organization, pursuant to a Plan of Conversion and Reorganization (the Plan).  In accordance with the provisions of the Plan, shareholders of the Company other than the MHC will receive new shares of common stock of a new holding company pursuant to an exchange ratio designed to preserve their aggregate percentage ownership interest prior to the merger.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 23.                  Subsequent Event (Unaudited) (Continued)

Under the terms of the Agreement, First Louisiana’s shareholders will be entitled to receive either $28.00 in cash or 2.8 shares of common stock (assuming a $10.00 per share initial public offering price) of the newly formed holding company in exchange for each share of First Louisiana common stock.  The merger with First Louisiana is valued at approximately $23.7 million and is expected to close late in the second calendar quarter of 2008.

The Company and First Louisiana have each made representations, warranties and covenants in the Agreement including, among others, covenants governing the conduct of the Company’s and First Louisiana’s business pending the merger.  The Company and First Louisiana have also made certain additional necessary covenants, including among others, covenants to cause the Company’s and First Louisiana’s shareholder meetings to be held to consider approval of the merger; the Company’s and First Louisiana’s respective board of directors to, subject to certain exceptions, recommend adoption and approval by their respective shareholders of the Agreement; and for First Louisiana to not solicit proposal relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

Following the merger, the seven members of First Louisiana’s board of directors will join the Company’s board of directors, and the five members of First Louisiana Bank’s board of directors will join the Association’s board of directors.

The Agreement contains provisions that provide for the termination of the Agreement in certain circumstances.  Such provisions may require First Louisiana to pay the Company $250,000, and if within 24 months after such termination First Louisiana enters into an agreement with respect ot or consummates an acquisition, proposal, First Louisiana must pay the Company an additional $450,000.

In conjunction with the Plan of Merger with First Louisiana Bancshares, Inc., on December 11, 2007, the Board of Directors of the Company adopted a Plan of Conversion and Reorganization, as amended (the “Plan”) whereby Home Federal Mutual Holding Company of Louisiana (the “Mutual Holding Company”), the mutual holding company parent of the Company, will convert from a mutual holding company to a federal interim stock savings association (the “Conversion”).  The Conversion will be comprised of a number of substantially simultaneous transactions which will result in the conversion and elimination of the Mutual Holding Company and the Company.  The Company’s stock held by the Mutual Holding Company will be offered on a priority basis to qualifying depositors and certain borrowers, and the employee stock ownership plan, with any remaining shares to be offered to the public in a direct community offering and possibly in a syndicated community offering.

As part of the Conversion, the Association will establish a liquidation account in an amount equal to the percentage of outstanding shares of Company common stock owned by the Mutual Holding Company prior to the Conversion, multiplied by the Company’s total equity as reflected in its latest statement of financial condition contained in the final prospectus utilized in the Conversion.  The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their deposit accounts in the Association after the Conversion.  The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date.  Subsequent increases will not restore an account holder’s interest in the liquidation account.  In the event of a complete liquidation of the Association subsequent to the Conversion, each eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current subaccount balances for deposit accounts then held.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 23.                  Subsequent Event (Unaudited) (Continued)

Subsequent to the Conversion, the Company may not declare or pay dividends on, and may not repurchase, any of its shares of common stock if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

Conversion cost will be deferred and reduce the proceeds from the shares sold in the Conversion.  If the Conversion is not completed, all costs will be expensed.  As of December 31, 2007, the Bank had incurred approximately $109,000 of Conversion costs.

February 7, 2008

The Board of Directors
First Louisiana Bancshares, Inc. and Subsidiaries
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of First Louisiana Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Over-Sight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As more fully explained in Note 22 to the consolidated financial statements, the Company has entered into an Agreement and Plan of Merger with another entity.  Pursuant to such agreement, a new holding company and a new bank would emerge.  If the provisions of the agreement are consummated, there will be changes in the organizational structure of both entities.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Louisiana Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Heard, McElroy & Vestal, LLP
Heard, McElroy & Vestal, LLP
Shreveport, Louisiana

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

A S S E T S	2007	2006

Cash and cash equivalents:
Cash and due from banks	3,661,614	4,234,529
Federal funds sold	4,800,000	800,000
Total cash and cash equivalents	8,461,614	5,034,529

Investment securities-Note 2:
Securities available for sale	15,449,539	15,447,130
Federal Home Loan Bank stock	782,800	665,200
Other investment securities	345,100	345,100
Total investment securities	16,577,439	16,457,430

Investment in unconsolidated subsidiaries/affiliates-Notes 20 and 21	370,161	368,293

Loans, less allowance for loan losses of $891,489 and $1,057,640 at December 31, 2007 and 2006, respectively-Note 3	84,538,850	79,157,265

Accrued interest receivable	589,792	597,951
Bank premises and equipment-Note 4	6,251,996	6,015,229
Real estate owned other than bank premises-Note 5	2,302,807	1,123,407
Cash surrender value of life insurance-Note 17	3,039,043	2,940,681
Deferred tax asset-Note 9	406,756	427,566
Other assets-Note 17	553,896	564,803

Total assets	123,092,354	112,687,154

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006

Liabilities:
Deposits:
Noninterest-bearing demand	24,319,913	23,528,069
Interest-bearing demand	22,938,746	25,449,837
Savings	7,266,180	7,263,725
Time-Note 6	38,286,125	30,440,379
Total deposits	92,810,964	86,682,010

Other borrowed funds-Note 7	12,446,118	9,087,060

Securities sold under agreements to repurchase-Note 19	714,187	953,085
Accrued interest payable	607,297	360,345
Other liabilities	1,152,522	1,145,671
Subordinated debentures-Note 20	4,124,000	4,124,000

Total liabilities	111,855,088	102,352,171
Commitments and Contingencies - Note 8
Stockholders' equity:
Common stock, par value $2 per share; 10,000,000 shares authorized; 788,524 and 781,491 shares issued and outstanding at December 31, 2007 and 2006, respectively	1,577,048	1,562,982
Additional paid - in capital	6,538,424	6,456,916
Retained earnings	3,072,470	2,358,570
Accumulated other comprehensive income, net of deferred taxes of $25,409 and $22,401 at December 31, 2007 and 2006, respectively	49,324	(43,485)
Total stockholders' equity-Notes 10 and 14	11,237,266	10,334,983

Total liabilities and stockholders' equity	123,092,354	112,687,154

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Interest income:
Interest and fees on loans	7,553,848	6,777,390
Interest on federal funds sold	132,157	119,634
Interest on U. S. Treasury securities	2,323	-
Interest on U. S. Government and agency securities	225,455	329,957
Interest on mortgage-backed securities	142,115	75,809
Interest on state and municipal securities	104,049	46,844
Income on other debt securities	52,028	43,365
Income on other investments	208,485	192,303
Income on trust preferred securities	9,154	2,105
Total interest income	8,429,614	7,587,407

Interest expense:
Interest on savings and interest-bearing demand deposits	628,514	539,843
Interest on time deposits	1,581,560	1,108,599
Interest on federal funds purchased	13,185	9,064
Interest on other borrowings	575,073	512,601
Interest on subordinated debentures	302,177	83,954
Total interest expense	3,100,509	2,254,061
Net interest income	5,329,105	5,333,346

Provision for loan losses-Note 3	703,000	982,700

Net interest income after provision for loan losses	4,626,105	4,350,646

Other income:
Service charges and fees	1,036,432	1,125,535
Net gain on sales of bank premises and equipment-Note 4	-	355,821
Other	67,230	94,115
Total other income	1,103,662	1,575,471

Other expenses:
Salaries	1,744,108	1,570,718
Personnel expense	636,208	583,884
Occupancy-Note 8	727,588	733,548
Professional services and fees	534,275	496,358
Capital stock taxes	216,093	189,607
Other real estate/special asset expense-net	129,715	121,265
Other	632,844	684,794
Total other expenses	4,620,831	4,380,174

Income before income taxes	1,108,936	1,545,943

Income tax expense-Note 9	291,200	487,758

Net income	817,736	1,058,185

Earnings per share (EPS)	1.04	1.36
Diluted EPS	.93	1.22

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

				Accumulated
				Other	Total
		Additional		Compre-	Stock-
	Common	Paid-In	Retained	hensive	holders'
	Stock	Capital	Earnings	Income	Equity

Balance at December 31, 2005	1,551,842	6,391,923	1,300,385	(85,707)	9,158,443

Comprehensive income:
Net income	-	-	1,058,185	-	1,058,185
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and deferred taxes of $21,751	-	-	-	42,222	42,222

Total comprehensive income					1,100,407

Issuance of 5,570 shares of common stock	11,140	64,993	-	-	76,133

Balance at December 31, 2006	1,562,982	6,456,916	2,358,570	(43,485)	10,334,983

Comprehensive income:
Net income	-	-	817,736	-	817,736
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and deferred taxes of $47,811	-	-	-	92,809	92,809

Total comprehensive income					910,545

Issuance of 1,295 shares of common stock	2,590	16,382	-	-	18,972

Retirement of 2,040 shares of common stock	(4,080)	(23,154)	-	-	(27,234)

Stock dividend of 7,778 shares of common stock	15,556	88,280	(103,836)	-	-

Balance at December 31, 2007	1,577,048	6,538,424	3,072,470	49,324	11,237,266

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Cash flows from operating activities:
Net income	817,736	1,058,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	377,501	376,298
Provision for loan losses	703,000	982,700
Net amortization/accretion of investment securities	(3,719)	(9,838)
Net gain on sales of bank premises and equipment	-	(355,821)
Equity in (earnings) loss of affiliate	(1,868)	5,707
(Increase) decrease in:
Accrued interest receivable	8,159	(65,789)
Cash surrender value of life insurance	(98,362)	(100,224)
Other assets	(16,094)	(25,709)
Increase (decrease) in:
Accrued interest payable	246,952	39,053
Other liabilities	6,851	625,259
Total adjustments	1,222,420	1,471,636
Net cash provided by operating activities	2,040,156	2,529,821

Cash flows from investing activities:
Purchase of FHLB stock	(117,600)	(32,000)
Redemption of FHLB stock	-	259,100
Proceeds from maturities/redemptions of investment securities available for sale	4,799,018	12,954,654
Purchases of investment securities available for sale	(4,657,088)	(12,358,977)
Purchase of other investment securities	-	(105,000)
Purchase of trust preferred common securities	-	(124,000)
Proceeds from maturities of interest-bearing deposits	-	594,000
Purchases of bank premises and equipment	(614,268)	(46,933)
Proceeds from disposals of bank premises and equipment	-	678,950
Proceeds from sale of real estate owned other than bank premises	-	669,683
Net (increase) in loans	(7,263,985)	(8,161,744)
Net cash (used) by investing activities	(7,853,923)	(5,672,267)

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Cash flows from financing activities:
Proceeds from issuance of 1,295 and 5,570 respectively, shares common stock	18,972	76,133
Retirement of 2,040 shares of common stock	(27,234)	-
Net increase (decrease) in noninterest-bearing demand deposits	791,844	(1,630,514)
Net (decrease) increase in interest-bearing demand deposits	(2,511,091)	5,680,770
Net increase (decrease) in savings deposits	2,455	(1,140,625)
Net increase (decrease) in time deposits	7,845,746	(1,247,174)
Net increase (decrease) in other borrowings	3,359,058	(4,784,466)
Net (decrease) in securities sold under agreements to repurchase	(238,898)	(106,415)
Subordinated debentures	-	4,124,000
Net cash provided by financing activities	9,240,852	971,709

Net increase (decrease) in cash and cash equivalents	3,427,085	(2,170,737)

Cash and cash equivalents at beginning of year	5,034,529	7,205,266

Cash and cash equivalents at end of year	8,461,614	5,034,529

Supplementary cash flow information:
Interest paid on deposits and borrowed funds	2,853,557	2,215,008

Taxes paid	580,000	255,000

Transfer of loans to real estate owned other than bank premises	1,179,400	1,255,978

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1.	Summary of Significant Accounting Policies.

Basis of Presentation and Consolidation - The accompanying consolidated financial statements include the accounts of First Louisiana Bancshares, Inc. (the Company) and its Subsidiaries, First Louisiana Bank (the Bank) and First Louisiana Agency, Inc. (the Agency).  The Company owns 100% of the outstanding stock of the Bank and the Agency.  The Company was incorporated as a "bank holding company" under the Federal Reserve Bank laws on June 30, 1998.  Effective March 11, 2005, the Company's structure was changed from a "bank holding company" to a "financial holding company." This change allowed the Company to engage in other types of financial services, including insurance.  All significant intercompany accounts and transactions have been eliminated in consolidating the financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.  In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

Most of the Bank's business activity is with customers located within the Shreveport and Bossier City, Louisiana area.  The loan categories are detailed in Note 3.  Although the economy in general in the area is doing well, it could decline in the future.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and foreclosed real estate.  Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that the allowance for losses on loans and foreclosed real estate may change materially in the near future.

Investment Securities - The Company accounts for its securities following the provisions of Statement of Financial Accounting Standards No. 115 (Statement 115), Accounting for Certain Investments in Debt and Equity Securities.  Under Statement 115, the Company classifies its debt and marketable equity securities in one of three categories:  trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.  All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value.  Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Unrealized holding gains and losses on trading securities are included in earnings.  Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of stockholders' equity until realized.  Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to operations resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield.  Dividend and interest income are recognized when earned.  Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Unrealized holding gains and losses, net of tax, on securities available for sale which have been reported as direct increases or decreases in stockholders' equity, net of related deferred tax effects, are accounted for as other comprehensive income, as required by Statement of Financial Accounting Standards No. 130 (Statement 130), Reporting Comprehensive Income.  This statement also requires that cumulative changes in unrealized gains and losses on such securities be accounted for in accumulated other comprehensive income as part of stockholders' equity.

1.	Summary of Significant Accounting Policies. (Continued)

Federal Funds Sold/Purchased - Federal funds sold/purchased are stated at the cash amount loaned to/borrowed from the member bank.  Interest is recognized on a daily basis as the funds are regularly rolled over.

Loans - Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.  Interest income on loans is recognized over the term of the loan and is computed using the simple-interest method on principal amounts outstanding.

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to expense.  Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.  Recoveries of amounts preciously charged off are credited to the allowance.  The allowance for loan losses is maintained at a level considered by management to be adequate to provide for probable loan losses.  Management, in determining the adequacy of the allowance for loan losses, takes into consideration examinations conducted by bank supervisory authorities, results of internal review procedures, prior loan loss experience, and an assessment of current and anticipated future economic conditions on the loan portfolio.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in the process of collection.  Past due status is based on contractual terms of the loan.  However, loans may be placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Bank Premises and Equipment - Bank premises and equipment are stated at cost less accumulated depreciation computed on substantially the straight-line method.  Estimated lives are two to fifteen years for furniture and equipment, and three to thirty-nine years for buildings and improvements.  Land is stated at cost.

Real Estate Owned Other than Bank Premises - Real estate owned other than bank premises represents property acquired through foreclosure or deeded in lieu of foreclosure on loans which the borrowers have defaulted as to payment of principal and interest.  Amounts are carried at the lower of cost of acquisition or the asset's fair value, less estimated selling costs.  Reductions in the balance at the date of acquisition are charged to the allowance for  loan losses.  Any subsequent write-downs to reflect current fair value are charged to noninterest expense.

1.	Summary of Significant Accounting Policies. (Continued)

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and changes in deferred taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statements at currently enacted tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109 (Statement 109), Accounting for Income Taxes.  As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

Advertising Costs - Advertising costs are expensed as incurred.  Such costs amounted to approximately $109,000 and $108,000 for 2007 and 2006, respectively, and are included in other expense.

Compensated Absences - Employees of the Bank are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  The Bank does not accumulate vacation or sick time.  The estimate for the amount of compensation for future absences was $ -0- and, accordingly, no liability has been recorded in the accompanying financial statements.  The Bank's policy is to recognize the costs of compensated absences when paid to employees.

Stock Compensation Plans - Statement of Financial Accounting Standards No. 123 (Statement 123), Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock.  Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.  The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Common Share - Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.  Potential common shares that may be issued by the Corporation relate solely to outstanding stock options.

1.	Summary of Significant Accounting Policies. (Continued)

Earnings per common share have been computed based on the following:

	Years Ended December 31
	2007	2006

Net income	817,736	1,058,185
Less-preferred stock dividends	-	-

Net income applicable to common stock	817,736	1,058,185

Average number of common shares outstanding	786,716	780,548
Effect of dilutive options	87,979	84,287

Average number of common shares outstanding used to calculate diluted earnings per common share	874,695	864,835

Recent Accounting Pronouncements - In June 2006, the FASB issued Interpretation Number (FIN) 48, Accounting for Uncertainty in Income Taxes (as amended).  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (as amended).  This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position.  An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan as of the end of the fiscal year ending after December 31, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (as amended).  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51).  This Statement was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  This Statement is effective for fiscal years, and interim periods with those fiscal years, beginning on or after December 31, 2008.

1.	Summary of Significant Accounting Policies. (Continued)

Reclassification - Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

2.	Investment Securities.
The carrying amounts of investment securities and their approximate fair values at December 31, were as follows:

	2007
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities available for sale:
Debt securities:
U.S. government and agency securities	6,957,556	62,150	235	7,019,471
State and municipal securities	2,693,464	40,126	-	2,733,590
Mortgage-backed securities	2,528,880	10,010	5,165	2,533,725
Other debt securities	1,000,000	786	-	1,000,786
Total debt securities	13,179,900	113,072	5,400	13,287,572

Mutual funds	2,194,905	-	32,938	2,161,967

Total securities available for sale	15,374,805	113,072	38,338	15,449,539

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Securities available for sale:
Debt securities:
U.S. government and agency securities	7,766,941	8,312	18,127	7,757,126
State and municipal securities	3,018,187	7,684	14,751	3,011,120

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Mortgage-backed securities	3,091,692	3,389	22,394	3,072,687
Other debt securities	500,278	508	-	500,786
Total debt securities	14,377,098	19,893	55,272	14,341,719

Mutual funds	1,135,918	-	30,507	1,105,411

Total securities available for sale	15,513,016	19,893	85,779	15,447,130

2.	Investment Securities. (Continued)

The carrying value and estimated market value of debt securities available for sale at December 31, 2007, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized	Fair
	Cost	Value

Due in one year or less	3,897,869	3,899,963
Due from one to five years	3,614,370	3,676,222
Due from five to ten years	2,064,276	2,094,910
Due after ten years	3,603,385	3,616,477
	13,179,900	13,287,572

Information pertaining to securities with gross unrealized losses at December 31, aggregated by investment category and length of time that individual securities have been in a continuous loss position is as follows:

	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2007:
U.S. Government and agency securities	-	-	249,765	235	249,765	235
State and Municipal securities	-	-	-	-	-	-
Mortgage-backed securities	304,047	1,187	293,275	3,978	597,322	5,165
	304,047	1,187	543,040	4,213	847,087	5,400

	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2006:
U.S. Government and agency securities	244,845	539	3,351,290	17,588	3,596,135	18,127
State and Municipal securities	1,859,045	7,705	546,240	7,046	2,405,285	14,751
Mortgage-backed securities	774,634	2,053	1,118,897	20,341	1,893,531	22,394
	2,878,524	10,297	5,016,427	44,975	7,894,951	55,272

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Management has determined that there was no other-than-temporary impairment associated with these securities at December 31, 2007.

No securities were sold during 2007 or 2006.

2.	Investment Securities. (Continued)

Investment securities having approximate carrying values of $2,912,000 and $2,078,000 at December 31, 2007 and 2006 were pledged to secure public deposits and for other purposes required or permitted by law.  In addition, the Bank had Letter of Credit agreements with the Federal Home Loan Bank of Dallas in the amount of $7,400,000 and $4,400,000 at December 31, 2007 and 2006 as security for certain deposits of public funds.  At December 31, 2007 and 2006, the carrying amount of securities pledged to secure repurchase agreements was $759,000 and $2,230,000, respectively.

The FHLB stock is a restricted security, and is carried at cost.  Total at December 31, 2007 and 2006 was $782,800 and $665,200.

3.	Loans.
Major classifications of loans at December 31, are as follows:

	2007	2006

Commercial-real estate	45,821,002	40,081,260
Commercial-non-real estate	26,724,310	25,111,203
Consumer-real estate	5,854,162	6,040,578
Consumer-non-real estate	6,356,123	6,302,088
Cash flow manager	128,550	266,732
Nonaccrual	317,963	2,142,794
Overdrafts	239,594	276,595
Total	85,441,704	80,221,250

Less-deferred loan origination fees	(11,365)	(6,345)
	85,430,339	80,214,905

	2007	2006

Less-allowance for loan losses	(891,489)	(1,057,640)

Loans-net	84,538,850	79,157,265

Changes in the allowance for loan losses were as follows:

Balance-beginning of year	1,057,640	1,046,560

Provision for loan losses	703,000	982,700
Loans charged off	(960,317)	(1,046,844)
Recoveries	91,166	75,224

Balance-end of year	891,489	1,057,640

At December 31, 2007 and 2006, the accrual of interest had been discontinued or reduced on loans having balances of $317,963 and $2,142,794, respectively.  Net interest income for 2007 and 2006 would have been higher by approximately $16,800 and $73,600, respectively, had interest been accrued at contractual rates on these nonperforming loans.

4.	Bank Premises and Equipment.
Major classifications of these assets at December 31, are summarized as follows:

	2007	2006

Land and improvements	2,015,626	1,885,626
Bank building and improvements	4,334,326	4,251,662
Furniture, fixtures and equipment	1,435,632	1,367,410
Software	142,521	97,687
Vehicles	43,851	36,675
Construction in progress	254,003	-
Total	8,225,959	7,639,020
Accumulated depreciation	(1,973,963)	(1,623,791)
Book value	6,251,996	6,015,229

Depreciation expense amounted to $377,501 for the year ended December 31, 2007 and $376,298 for the year ended December 31, 2006.

During 2006, the Bank sold vacant land that was held for future expansion for a gain of $355,821.

5.	Real Estate Owned Other than Bank Premises.
Real estate owned other than bank premises represents property acquired through foreclosure or deeded in lieu of foreclosure on loans on which the borrowers have defaulted as to payment of principal and interest.  Amounts are carried at the lower of cost of acquisition or the asset's fair value less estimated costs to sell.  Reductions in the balance at the date of acquisition are charged to the allowance for loan losses.  Any subsequent write-downs to reflect current fair value are charged to noninterest expense.  Direct costs incurred in foreclosures are also charged to noninterest expense.  There were no allowances for possible write-downs at December 31, 2007 or 2006.

6.	Time Deposits.
Included in time deposits at December 31, 2007 and 2006 are $28,196,893 and $21,344,983, respectively, of certificates of deposit in denominations of $100,000 or more.  Generally, deposits in excess of $100,000 are not federally insured.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	34,368,636
2009	1,505,404
2010	1,151,995
2011	1,260,090
38,286,125
7.	Other Borrowed Funds. (Continued)
The Bank had outstanding advances from the Federal Home Loan Bank at December 31, 2007 and 2006, in the amount of $12,446,118 and $9,087,060, respectively.  Interest rates for advances outstanding at December 31, 2007, ranged from 2.52% to 5.53%.

7.	Other Borrowed Funds. (Continued)

Scheduled maturities of the FHLB advances at December 31, 2007 for the next five years and thereafter are as follows:

2008	2,606,936
2009	3,325,797
2010	4,552,947
2011	990,504
2012	836,460
Thereafter	133,474
12,446,118

As of December 31, 2007, the Bank had the following letters of credit from the FHLB which were used as security for certain deposits of public funds:

2,400,000	Expiration date of April 17, 2008
5,000,000	Expiration date of July 18, 2008
7,400,000

As of December 31, 2006, the Bank had the following letters of credit from the FHLB which were used as security for certain deposits of public funds:

3,400,000	Expiration date of January 17, 2007
1,000,000	Expiration date of January 26, 2007
4,400,000

Security for all indebtedness and outstanding commitments to the FHLB consists of a blanket floating lien on all of the Bank's first mortgage loans, small farm/agriculture loans, and small business loans, as well as the Bank's investment in capital stock of the FHLB and deposit accounts at the FHLB.  The net available under the blanket floating lien as of December 31, 2007 and 2006 was $9,576,801 and $12,838,655, respectively.

In July 2002, First Louisiana Bancshares, Inc. (the Parent) entered into a multiple advance loan agreement for $1,850,030 with First National Bankers Bank to fund the construction of the Bank's new main office facility.  As of June 30, 2004, this line of credit was increased to $2,350,000 to help fund the additional capital needed for construction of the Bossier branch building.  On September 30, 2005, this loan was converted to term debt with interest payable quarterly and a $235,000 principal payment due annually with a maturity date of September 30, 2015.  The Company paid the loan in full on September 28, 2006.  The loan had a variable interest rate based on prime and was secured by 425,000 shares of the Bank's stock.  In October 2006, subsequent to paying off the term debt, the Parent requested a $1,500,045 standby line of credit with First National Bankers Bank to be used, if needed, for capital injections to the Bank to offset future increases in fixed assets from expansions.  The line of credit has a variable interest rate based on prime, 7.25% at December 31, 2007, and a maturity date of March 31, 2008.  The line of credit is secured by 375,000 shares of the Bank’s stock.  As of December 31, 2007, the balance of the line of credit was $-0-.

As of December 31, 2007 and 2006, the Bank had an unsecured line of credit for the purchase of federal funds with a correspondent bank in the amount of $4,900,000 and $3,900,000, respectively.  As of December 31, 2007 and 2006, the Bank had $-0- and $-0- of federal funds purchased outstanding against this line of credit.

8.	Leases.
The Bank has an operating lease for its downtown location and several operating leases for various equipment with terms ranging from one to ten years.  Rent expense for 2007 and 2006 was $46,147 and $47,535, respectively.

At December 31, 2007, future minimum lease payments under these leases were as follows:

2008	44,261
2009	40,407
2010	40,407
2011	19,230
144,305

9.	Income Taxes.
The Bank has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  This standard requires that deferred income taxes be measured on the temporary differences in tax bases of assets and liabilities for financial statement and income tax purposes, and that such deferred income taxes be measured using currently enacted tax laws and rates that apply to the periods in which those temporary differences are expected to be settled.  A valuation allowance is established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized.  Under this standard, income tax expense consists of income taxes currently payable or refundable for the period, plus the net change in deferred tax assets and liabilities.

Income taxes are summarized as follows:

	2007	2006

Federal income taxes-current	318,200	534,358
Federal income taxes-deferred	(27,000)	(46,600)
Total	291,200	487,758

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are as follows:

	2007	2006

Statutory tax rate	34.0%	34.0%
Effect of nontaxable interest income	(6.3%)	(3.2%)
Other, net	(1.4%)	0.8%
Effective tax rate	26.3%	31.6%

The components of the net deferred asset are as follows:

Deferred tax assets:
Net unrealized loss on securities available-for-sale	-	22,401
Allowance for loan losses	303,106	359,598
Deferred compensation	336,458	246,094
Other	-	2,170
	639,564	630,263

9.	Income Taxes. (Continued)

Deferred tax liabilities:
Net unrealized gain on securities available-for-sale	25,409	-
Depreciation	162,729	176,622
Other	44,670	26,075
	232,808	202,697

Net deferred tax assets	406,756	427,566

The Company has determined that no allowance is necessary, and that the tax benefit will likely be realized.

10.	Regulatory Matters.
The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2007 and 2006, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables.  There are no conditions or events since the notification that management believes have changed the Bank's category.  The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are presented in the table.

10.	Regulatory Matters. (Continued)

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes:		Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007:
Total Capital (to Risk Weighted Assets):
Consolidated	16,334,000	15.67%	8,339,000	8.0%	N/A	N/A
Bank	14,296,000	13.72%	8,339,000	8.0%	10,423,000	10.0
Tier 1 Capital (to Risk Weighted Assets):
Consolidated	15,443,000	14.82%	4,169,000	4.0%	N/A	N/A
Bank	13,405,000	12.86%	4,169,000	4.0%	6,254,000	6.0%
Tier 1 Capital (to Average Assets):
Consolidated	15,443,000	12.53%	4,930,000	4.0%	N/A	N/A
Bank	13,405,000	10.88%	4,930,000	4.0%	6,162,000	5.0%

As of December 31, 2006:
Total Capital (to Risk Weighted Assets):
Consolidated	15,504,000	16.30%	7,608,000	8.0%	N/A	N/A
Bank	13,417,000	14.11%	7,608,000	8.0%	9,510,000	10.0
Tier 1 Capital (to Risk Weighted Assets):
Consolidated	14,446,000	15.19%	3,804,000	4.0%	N/A	N/A
Bank	12,359,000	13.00%	3,804,000	4.0%	5,706,000	6.0%
Tier 1 Capital (to Average Assets):
Consolidated	14,446,000	12.88%	4,486,000	4.0%	N/A	N/A
Bank	12,359,000	11.02%	4,486,000	4.0%	5,607,000	5.0%

11.	Related Party Transactions.
Loans receivable from related parties amounted to approximately $566,000 and $731,000 at December 31, 2007 and 2006, respectively.  Related parties are defined as directors, executive officers, principal shareholders, or other entities in which these individuals have 10% or more beneficial ownership.  Following is a summary of the activity in loans to such parties during the years 2007 and 2006:

	2007	2006

Balance, beginning of year	731,361	901,174

Additions	197,533	66,000
Principal payments	(363,086)	(235,813)

Balance, end of year	565,808	731,361

Deposits in the bank from related parties amounted to approximately $9,646,000 and $9,570,000 at December 31, 2007 and 2006, respectively.

11.	Related Party Transactions. (Continued)

The Company had an option to buy real estate from First Property Services, L.L.C. (First Property).  First Property is owned by five (5) of the Company’s directors.  The option price to purchase the property was $130,000 and had an expiration date of September 29, 2008.  As consideration for the option, the Company has agreed to pay essentially all of First Property’s expenses associated with ownership of the property (property taxes, insurance, interest, professional expenses).  Such expenses totaled $16,100 and $10,784 during the years ended December 31, 2007 and 2006, respectively.  In May 2007, the Company exercised the option and purchased the real estate for $130,000.

12.	Financial Instruments With Off-Balance Sheet Risk.
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.  The contractual or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contractual or notional amount of those instruments.  The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Contractual or Notional Amount at
	December 31,
	2007	2006

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	13,017,000	10,597,000
Loans approved but not funded	-	679,000
Commercial and standby letters of credit	4,090,000	3,335,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer's creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party.  Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and income-producing commercial properties.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  Those letters of credit are primarily issued to support public and private short-term borrowing arrangements.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Bank holds collateral supporting those commitments for which collateral is deemed necessary.

13.	Concentration of Credit Risk.
The Bank grants commercial and consumer loans to customers in Shreveport and Bossier City, Louisiana, and the surrounding area.  Although the Bank has a diversified loan portfolio, a substantial portion of loan repayment is dependent upon the general business climate in Shreveport and Bossier City.

Additionally, at times, the Bank maintains deposits and federal funds sold in federally insured financial institutions in excess of federally insured limits.  Management monitors the soundness of these financial institutions and feels the Bank's risk is negligible.

14.	Stockholders' Equity.
In addition to the authorized, issued, and outstanding common stock shown on the consolidated balance sheet, the Company has 1,000,000 shares of authorized preferred stock with no par value, none of which is issued or outstanding as of December 31, 2007 and 2006.

15.	Profit Sharing Plan.
Effective January 1, 2001, the Company has a profit sharing plan (KSOP Salary Reduction Plan) in which all employees who have attained age 21 and have completed one year of service are eligible to participate.  Participation in the plan is voluntary.  For each employee's salary reduction contribution, the Company will contribute a discretionary matching contribution.  In addition, the Company may make additional contributions out of current or accumulated net profits, an amount determined by the Board of Directors.  The total of the Company's contributions may not exceed 6% of compensation paid to all employees or the maximum deductible under the Internal Revenue Code.  Although it has not expressed any intention to do so, the Company has the right to terminate the plan at any time.  The total expense for the years ending December 31, 2007 and 2006 was $9,964 and $8,861, respectively.  During 2007, the Company sold 1,295 shares of common stock to the KSOP for $14.65 per share.  During 2006, the Company sold 2,345 shares of common stock to the KSOP for $13.90 per share.

16.	Stock Options.
Under the Company's 1999 Stock Option Plan, the Company may grant options to its employees and directors for up to 64,000 shares of common stock.  Both incentive stock options and nonstatutory stock options may be granted under the Plan.  The exercise price of each incentive option under this Plan is not less than the greater of: (1) the par value per share of the stock, or (2) one hundred percent (100%) of the fair market value per share of the stock on the date of the grant of the incentive option.  The exercise price of each nonstatutory option is determined by the Committee appointed by the Board of Directors to administer this Plan.

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Stock Option Plan.  Accordingly, no compensation cost has been recognized.  Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 (Statement 123), Accounting for Stock-Based Compensation, the Company's net income would have been the pro forma amounts indicated below:

	2007	2006

As reported	817,736	1,058,185
Pro forma	800,140	1,042,183

During 1999, the Company granted 36,139 incentive stock options.  The stock options have an exercise price of $10.00 per share, expire 10 years after the date of grant, and vest over a three year period.  The per share weighted average fair value of the stock options granted during 1999 was $3.77 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:  expected dividend yield 0%, risk-free interest rate of 5.92%, and expected lives of 8 years.

During 2002, the Company granted 750 incentive stock options.  The stock options have an exercise price of $12.50 per share, expire 10 years after the date of grant, and vest at the rate of one-third per year.  The per share weighted average fair value of the stock options granted during 2002 was $2.64 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:  expected dividend yield 0%, risk-free interest rate of 4.08%, and expected lives of 8 years.

During 2006, the Company granted 8,000 incentive stock options.  The stock options have an exercise price of $12.75 per share, expire 10 years after the date of grant, and vest immediately.  The per share weighted average fair value of the stock options granted during 2006 was $4.78 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:  expected dividend yield 0%, risk-free interest rate of 5.00%, and expected lives of 8 years.

16.	Stock Options. (Continued)

	Total		Exercisable
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Outstanding December 31, 2005	36,889	11.25	36,889	11.25
Forfeited	(250)
Granted	8,000	12.75
Exercised	-

Outstanding December 31, 2006	44,639	11.75	44,639	11.75
Forfeited	-
Granted	-
Exercised	-

Outstanding December 31, 2007	44,639	11.75	44,639	11.75

Effective December 31, 1999, under a separate nonstatutory stock option plan for the organizing directors (Organizers), the Company granted 8,668 incentive stock options for each of the five (5) Organizers.  The stock options have an exercise price of $10.00 per share, expire 10 years from the date of grant, and are fully vested upon the effective date of the grant.  The total number of options outstanding and exercisable for the Organizers as of December 31, 2007 and 2006 is 43,340 and 43,340, respectively.

17.	Deferred Compensation.
The Bank has adopted plans which provide deferred compensation to several of its key management executives.  The plans are nonqualified and unfunded.  In connection with the deferred compensation agreements, the Bank has purchased Bank Owned Life Insurance (BOLI) and has entered into split-dollar agreements with the participants.  Also, certain policies are owned by the participants and there are amounts due from participants for premiums paid by the Bank.  Following is a summary of the plans at December 31, 2007 and 2006 and the years then ended:

	2007	2006

Cash surrender value of life insurance (BOLI)	3,039,043	2,940,681
Due from participants	435,378	402,361
Deferred compensation payable	989,084	723,807
Deferred compensation expense	265,277	250,746

18.	Fair Value of Financial Instruments.
Statement of Financial Accounting Standards No. 107 (Statement 107), Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments.  The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company's various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.  Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

18.	Fair Value of Financial Instruments. (Continued)

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents
The carrying amounts of cash and short-term instruments approximate fair values.

Interest bearing deposits in banks
The carrying amounts of interest bearing deposits approximate fair values.

Investment securities
The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.  The fair value of longer-term investments and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.  The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.  In all cases, the fair market values of securities available for sale presented in this report has been taken from the Company's 12/31/07 and 12/31/06 Securities Portfolio Summary, respectively.  The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics.  Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.  The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals.  If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows.  Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Deposit liabilities
Under Statement 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW, money market and checking accounts, is equal to the amount payable on demand as of December 31, 2007 and 2006, respectively.  The fair value of certificates of deposit is based on the discounted value of contractual cash flows.  The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Other borrowed funds
The fair values of the Company's other borrowed funds are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Securities sold under repurchase agreement
The carrying amounts of securities sold under repurchase agreements approximate fair value.

Accrued interest
The carrying amounts of accrued interest approximate fair value.

18.	Fair Value of Financial Instruments. (Continued)

Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.  Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

The estimated fair values, and related carrying amounts, of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and cash equivalents:
Cash and due from banks	3,661,614	3,661,614	4,234,529	4,234,529
Federal funds sold	4,800,000	4,800,000	800,000	800,000
Investment securities:
Securities available for sale	15,449,539	15,449,539	15,447,130	15,447,130
Federal Home Loan Bank stock	782,800	782,800	665,200	665,200
Other investment securities	345,100	345,100	345,100	345,100
Loans, net	84,538,850	84,165,000	79,157,265	78,503,000
Accrued interest receivable	589,792	589,792	597,951	597,951

Financial liabilities:
Deposits:
Demand	24,319,913	24,319,913	23,528,069	23,528,069
Interest-bearing demand	22,938,746	22,938,746	25,449,837	25,449,837
Savings	7,266,180	7,266,180	7,263,725	7,263,725
Time	38,286,125	38,389,000	30,440,379	30,440,000
Other borrowed funds	12,446,118	12,594,000	9,087,060	9,087,000
Securities sold under repurchase agreement	714,187	714,187	953,085	953,000
Accrued interest payable	607,297	607,297	360,345	360,345

19.	Securities Sold Under Agreements to Repurchase.
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date.  Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.  The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

20.	Statutory Trust.
First Louisiana Bancshares, Inc. (the Company) formed First Louisiana Statutory Trust I (the Trust) in September 2006.  The purpose of the Trust is (a) to issue and sell securities in its assets, (b) to invest the proceeds from such sale in debentures, (c) to issue common securities and capital securities, and (d) to engage in only those other activities incidental thereto.  The Company issued mandatorily redeemable subordinated debentures in September 2006 to the Trust which mature December 15, 2036.  The Trust sold 4,000 of its $1,000 par value floating rate capital securities (capital securities) in September 2006.  These securities mature December 15, 2036 with interest due quarterly at 3-month LIBOR plus 1.8%; however, that rate will not exceed the maximum rate permitted by New York law as modified by United States law.  If the capital securities are redeemed prior to September 15, 2010, a premium is paid ranging from 104.625% to 100.2%.  The payments of these securities are guaranteed by the Company.  Due to the extended maturity date of the capital securities, they are included in Tier I capital of the holding company for regulatory purposes, subject to certain limitations.  Please refer to the Trust agreement for complete details of these transactions.

21.	Investment in Affiliate.
During 2004, the Bank acquired a membership interest in Community Financial Insurance Center, LLC, an insurance agency business, for $250,000.  The Bank accounts for the investment in the insurance agency affiliate on the equity method of accounting and, therefore, records its proportionate share of the affiliate’s income/loss as operating income of the Bank.  Equity in the earnings (loss) of the affiliate was $1,868 and ($5,707) for the years ended December 31, 2007 and 2006, respectively.

22.	Merger Agreement.
On December 11, 2007, First Louisiana Bancshares, Inc. (“First Louisiana”) entered into an Agreement and Plan of Merger (the “Agreement”) with Home Federal Bancorp, Inc. of Louisiana (“Home Federal”) (OTCBB:HFBL) which provides for the merger of First Louisiana with and into Home Federal, with Home Federal surviving the merger (the “Merger”).  The Agreement also provides for the subsequent merger of First Louisiana Bank, a direct wholly-owned subsidiary of First Louisiana, with and into Home Federal Savings and Loan Association, (“Home Federal Savings”) a direct wholly-owned subsidiary of Home Federal.  The name of the surviving bank shall be First Louisiana Bank.  In connection with the Merger, Home Federal’s current mutual holding company, Home Federal Mutual Holding Company of Louisiana (the “MHC”), which owns approximately 63.1% of Home Federal’s outstanding shares, will be merged into Home Federal in order to consummate the conversion of Home Federal to a full stock form organization, pursuant to a Plan of Conversion and Reorganization (the “Plan”).  In accordance with the provisions of the Plan, shareholders of Home Federal other than the MHC will receive new shares of common stock of a new holding company pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest prior to the Merger.

Under the terms of the Agreement, First Louisiana’s shareholders will be entitled to receive either $28.00 in cash or 2.8 shares of common stock (assuming a $10.00 per share initial public offering price) of the newly formed holding company in exchange for each share of First Louisiana common stock.  The Merger with First Louisiana is valued at approximately $23.7 million and is expected to close late in the second quarter of 2008.

First Louisiana and Home Federal have each made representations, warranties and covenants in the Agreement including, among others, covenants governing the conduct of First Louisiana’s and Home Federal’s business pending the Merger, certain agreements as to the filing of all required regulatory applications and a registration statement to register the shares of Home Federal common stock to be issued in the Merger.  First Louisiana and Home Federal have also made certain additional necessary covenants, including among others, covenants to cause First Louisiana’s and Home Federal’s shareholder meetings to be held to consider approval of the Merger; for First Louisiana’s and Home Federal’s respective boards of directors to, subject to certain exceptions, recommend adoption and approval by their respective shareholders of the Agreement; and for First Louisiana not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

22.	Merger Agreement. (Continued)

Following the Merger, the seven members of First Louisiana’s board of directors will join Home Federal’s board of directors and the five members of First Louisiana Bank’s board of directors will join Home Federal Savings’ board of directors.

The Agreement contains provisions that provide for the termination of the Agreement in certain circumstances.  Such provisions may require First Louisiana to pay Home Federal $250,000, and if within 24 months after such termination First Louisiana enters into an agreement with respect to or consummates an acquisition proposal, First Louisiana must pay Home Federal an additional $450,000.

23.	Parent Company Financial Statements.
Financial information pertaining only to First Louisiana Bancshares, Inc. as of and for the years ended December 31, 2007 and 2006 is as follows:

First Louisiana Bancshares, Inc.
Condensed Balance Sheet
December 31, 2007 and 2006

A S S E T S	2007	2006

Assets:
Cash and cash equivalents	1,498,475	1,905,362
Investment in subsidiaries	13,623,760	12,479,065
Other assets	250,700	88,500

Total assets	15,372,935	14,472,927

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Subordinated debentures	4,124,000	4,124,000
Other liabilities	11,669	13,944
Total liabilities	4,135,669	4,137,944

Stockholders’ equity	11,237,266	10,334,983

Total liabilities and stockholders’ equity	15,372,935	14,472,927

23.	Parent Company Financial Statements. (Continued)

First Louisiana Bancshares, Inc.
Condensed Statement of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Income:
Equity in undistributed earnings of subsidiaries	1,051,886	1,219,291
Interest income	59,945	10,660
Total income	1,111,831	1,229,951

Expenses:
Interest on debentures	302,177	83,954
Other expenses	112,618	176,854
Total expenses	414,795	260,808

Income before income taxes	697,036	969,143

Income tax (benefit)	(120,700)	(89,042)

Net income	817,736	1,058,185

First Louisiana Bancshares, Inc.
Condensed Statement of Cash Flows
Years Ended December 31, 2007 and 2006

Operating activities:
Net income	817,736	1,058,185
Adjustments to reconcile net income to cash (used) in operating activities:
Equity in earnings of subsidiaries	(1,051,886)	(1,219,291)
Other uses	(34,475)	(20,210)
Total adjustments	(1,086,361)	(1,239,501)
Net cash (used) in operating activities	(268,625)	(181,316)

Investing activities:
Purchase of fixed assets	(130,000)	-
Proceeds from disposal of fixed assets	-	323,129
Purchase of trust preferred common securities	-	(124,000)
Net cash provided (used) in investing activities	(130,000)	199,129

Financing activities:
Proceeds from issuance of common stock	95,574	76,133
Dividends paid	(103,836)	-
(Decrease) in other borrowed funds	-	(2,350,000)
Subordinated debentures	-	4,124,000
Net cash provided (used) in financing activities	(8,262)	1,850,133

Net (decrease) increase in cash and cash equivalents	(406,887)	1,867,946

Cash and cash equivalents, beginning of year	1,905,362	37,416

Cash and cash equivalents, end of year	1,498,475	1,905,362

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

HOME FEDERAL BANCORP, INC. OF LOUISIANA,

HOME FEDERAL MUTUAL HOLDING COMPANY OF LOUISIANA

and

FIRST LOUISIANA BANCSHARES, INC.

dated as of December 11, 2007

(without appendixes)

AGREEMENT AND PLAN OF MERGER

4.7	Financial Statements	A-24
4.8	Material Adverse Change	A-24
4.9	Environmental Matters	A-24
4.10	Tax Matters	A-25
4.11	Legal Proceedings	A-25
4.12	Compliance with Laws	A-26
4.13	Certain Information	A-26
4.14	Employee Benefit Plans	A-27
4.15	Certain Contracts	A-28
4.16	Brokers and Finders	A-29
4.17	Insurance	A-29
4.18	Properties	A-29
4.19	Labor	A-29
4.20	Affiliates	A-29
4.21	Allowance for Losses on Loans	A-29
4.22	Disclosures	A-30
ARTICLE V	COVENANTS	A-30
5.1	Reasonable Best Efforts	A-30
5.2	Shareholder and Member Meetings	A-30
5.3	Regulatory Matters	A-31
5.4	Investigation and Confidentiality	A-31
5.5	Press Releases	A-32
5.6	Business of the Parties	A-32
5.7	Certain Actions	A-34
5.8	Current Information	A-35
5.9	Indemnification; Insurance.	A-36
5.10	Directors and Executive Officers	A-37
5.11	Employees and Employee Benefit Plans	A-38
5.12	Bank Merger	A-39
5.13	Organization of the Holding Company	A-40
5.14	Shareholder Agreements	A-40
5.15	Integration of Policies; Certain Modifications	A-40
5.16	Disclosure Supplements	A-40
5.17	Failure to Fulfill Conditions	A-41
5.18	Statutory Trust	A-41
ARTICLE VI	CONDITIONS PRECEDENT	A-41
6.1	Conditions Precedent – Home Bancorp and the Company	A-41
6.2	Conditions Precedent – The Company	A-42
6.3	Conditions Precedent – Home Bancorp and the MHC	A-42
ARTICLE VII	TERMINATION, WAIVER AND AMENDMENT	A-43
7.1	Termination	A-43
7.2	Effect of Termination	A-44
7.3	Survival of Representations, Warranties and Covenants	A-45
7.4	Waiver	A-45
7.5	Amendment or Supplement	A-45
ARTICLE VIII	MISCELLANEOUS	A-45
8.1	Expenses; Termination Fees	A-45

ii

8.2	Entire Agreement	A-46
8.3	No Assignment	A-46
8.4	Notices	A-46
8.5	Alternative Structure	A-47
8.6	Interpretation	A-47
8.7	Counterparts	A-48
8.8	Governing Law	A-48
Appendix A	Form of Company Shareholder Agreement
Appendix B	Form of Home Bancorp Shareholder Agreement
Appendix C	Form of Home Federal Mutual Holding Company of Louisiana Shareholder Agreement
Appendix D	Articles of Incorporation of Home Federal Bancorp, Inc. of Louisiana
Appendix E	Bylaws of Home Federal Bancorp, Inc. of Louisiana
Appendix F	Form of Employment Agreement between First Louisiana Bank and Daniel R. Herndon
Appendix G	Form of Employment Agreement between First Louisiana Bancshares, Inc. and Daniel R. Herndon
Appendix H	Form of Employment Agreement between First Louisiana Bank and Ron C. Boudreaux
Appendix I	Form of Employment Agreement between First Louisiana Bancshares, Inc. and Ron C. Boudreaux
Appendix J	Form of Accession to Agreement
Appendix K	Form of Affiliate’s Letter

iii

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (the “Agreement”), dated as of December 11, 2007, by and among Home Federal Bancorp, Inc. of Louisiana (“Home Bancorp”), a federally-chartered subsidiary holding company, Home Federal Mutual Holding Company of Louisiana (the “MHC”), a federally-chartered mutual holding company, and First Louisiana Bancshares, Inc. (the “Company”), a Louisiana corporation.

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Home Bancorp, the MHC and the Company have determined to consummate the business combination transactions provided for herein, subject to the terms and conditions set forth herein;

WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;

WHEREAS, the parties intend that the Merger, as hereinafter defined, contemplated hereby will qualify as a reorganization under Section 368 of the Code, as hereinafter defined, and that this Agreement constitutes a “plan of reorganization” within the meaning of the Code;

WHEREAS, as an inducement to Home Bancorp and the MHC to enter into this Agreement and simultaneously with the execution of this Agreement, each director of the Company and the Bank, as hereinafter defined, is entering into an agreement (the “Company Shareholder Agreement”), in the form of Appendix A hereto pursuant to which they have agreed, among other things, to vote their shares of Company Common Stock in favor of this Agreement;

WHEREAS, as an inducement to the Company to enter into this Agreement and simultaneously with the execution of this Agreement, (i) each director of Home Bancorp and Home Federal, as hereinafter defined, is entering into an agreement (the “Home Bancorp Shareholder Agreement”), in the form of Appendix B hereto, pursuant to which they have agreed (A) to vote, to the extent they are members of the MHC eligible to vote on the Plan of Conversion, in favor of the Plan of Conversion and (B) to vote their shares of Home Bancorp Common Stock in favor of this Agreement, and (ii) the MHC is entering an agreement (the “MHC Shareholder Agreement”) in the form of Appendix C hereto pursuant to which it has agreed to vote in favor of this Agreement as a shareholder of Home Bancorp, all the shares of Home Bancorp Common Stock owned thereby; and

WHEREAS, as an inducement to Home Bancorp and the MHC to enter into this Agreement, the Company, the Bank and Ron C. Boudreaux are simultaneously with the execution of this Agreement entering into a First Amendment to the Amended and Restated Executive Employment Agreement regarding the termination of said Amended and Restated Executive Employment Agreement in connection with the consummation of the Merger.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I
DEFINITIONS

The following terms shall have the meanings ascribed to them for all purposes of this Agreement.

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving the Company or any of its Subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the Company’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of the Company’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Accession Agreement” shall have the meaning set forth in Section 5.13 hereof.

“Application for Conversion” shall mean the application submitted by the MHC to the OTS pursuant to the HOLA and the regulations of the OTS promulgated thereunder in connection with the Conversion, as amended and supplemented.

“Bank” shall mean First Louisiana Bank, a state bank organized under the banking laws of the State of Louisiana and a wholly owned subsidiary of the Company.

“Banking Law” shall mean the Louisiana Banking Law, as amended.

“Bank Merger” shall have the meaning set forth in Section 5.12 hereof.

“Bank Merger Agreement” shall have the meaning set forth in Section 5.12 hereof.

“BCL” shall mean the Business Corporation Law of Louisiana, as amended.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Louisiana are authorized or obligated to close.

“Certificate of Merger” shall have the meaning set forth in Section 2.2 hereof.

“Closing” shall have the meaning set forth in Section 2.2 hereof.

“Closing Date” shall have the meaning set forth in Section 2.2 hereof.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commission” shall mean the United States Securities and Exchange Commission.

“Company Affiliate” shall mean any person who is deemed, for purposes of Rule 145 under the Securities Act, to be an “affiliate” of the Company.

“Company Common Stock” shall mean the common stock, par value $2.00 per share, of the Company.

“Company Employee Plans” shall have the meaning set forth in Section 3.14(a) hereof.

“Company Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of the Company as of December 31, 2006 and 2005 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of the Company for each of the three years ended December 31, 2006, 2005 and 2004 as examined and reported upon by Heard McElroy & Vestal LLP, an independent registered public accounting firm, and the audited or unaudited, as the case may be, (ii) consolidated balance sheets of the Company (including related notes and schedules, if any) and consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of the Company with respect to each of the quarterly or fiscal year periods ended subsequent to December 31, 2006.

“Company Options” shall mean options to purchase shares of Company Common Stock granted pursuant to the Company Option Plans.

“Company Option Plans” shall mean each of (i) the First Louisiana Bancshares, Inc. 1999 Stock Option Plan and (ii) the non-statutory stock option agreements entered into with each of the organizing directors of the Company (collectively, the “Company Option Plans”).

“Company Preferred Stock” shall mean the shares of preferred stock, par value $2.00 per share, of the Company.

“Conversion” shall mean the series of substantially simultaneous transactions as provided for in the Plan of Conversion including the conversion and the mergers whereby the MHC will convert from the mutual to the stock form of organization and as a result of which (i) the MHC will cease to exist and a liquidation account will be established by Home Federal for the benefit of members of the MHC, (ii) Home Federal will become a wholly owned subsidiary of the Holding Company, (iii) each share of Home Federal Bancorp Common Stock outstanding immediately prior to the effective time thereof other than shares of Home Federal Bancorp Common Stock owned by the MHC, which shares shall be cancelled in connection with the Conversion, will be converted into shares of Holding Company Common Stock based on an exchange ratio, plus cash in lieu of any fractional share interest, and (iv) the Holding Company will offer shares of Conversion Stock to Participants (as such term is defined in the Plan of Conversion) and the general public in the Conversion.

“DIF” shall mean the Deposit Insurance Fund administered by the FDIC or any successor thereto.

“Dissenting Shares” shall have the meaning set forth in Section 2.3(c).

“DOJ” shall mean the United States Department of Justice.

“Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Environmental Claim” means any written notice from any Governmental Entity or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

“Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environment Concern.  The term Environmental Law includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §1101, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall have the meaning set forth in Section 2.3 hereof.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean Federal Home Loan Bank.

“Final Purchase Price” shall mean the price per share at which Holding Company Common Stock is ultimately sold by the Holding Company to Participants (as defined in the Plan of Conversion) and others in connection with the Conversion.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“Form S-1” shall mean the registration statement on Form S-1, as amended and supplemented (or on any successor or other appropriate form) to be filed by the Holding Company in connection with the issuance of shares of Holding Company Common Stock in connection with the Merger and the Conversion.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“HOLA” shall mean the Home Owners’ Loan Act, as amended.

“Holding Company” shall mean Home Federal Bancorp, Inc. of Louisiana, a business corporation which shall be organized by Home Federal under the BCL for the purposes of becoming the stock-form holding company of Home Federal upon consummation of the Conversion and acquiring the Company pursuant to the terms of this Agreement.

“Holding Company Common Stock” shall mean the common stock, par value $.01 per share, of the Holding Company.

“Holding Company Preferred Stock” shall mean the preferred stock, par value $.01 per share, of the Holding Company.

“Home Federal” shall mean Home Federal Savings and Loan Association.

“Home Federal Employee Plans” shall have the meaning set forth in Section 4.14(a) hereof.

“Home Bancorp Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Home Bancorp as of June 30, 2007 and 2006 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of Home Bancorp for each of the three years ended June 30, 2007, 2006 and 2005 as filed by Home Bancorp in its Securities Documents, and (ii) the consolidated balance sheets of Home Bancorp (including related notes and schedules, if any) and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of Home Bancorp, as filed by Home Bancorp in its Securities Documents, with respect to the periods ended subsequent to June 30, 2007.

“IRS” shall have the meaning set forth in Section 3.10(c) hereof.

“KSOP” shall mean the First Louisiana Bancshares, Inc. KSOP Plan.

“Material Adverse Effect” shall mean, (i) with respect to the Company, any effect that has or would be expected to have a material and adverse effect on the financial condition, results of operations or business of the Company and its Subsidiaries taken as whole, (ii) with respect to Home Bancorp, any effect that has or would be expected to have a material and adverse effect on the financial condition, results of operations, or business of Home Bancorp and its Subsidiaries taken as a whole, or (iii) any effect which materially impairs the ability of either the Company or the Bank, on the one hand, or Home Bancorp, the MHC or Home Federal, on the other hand, to consummate the Merger or any of the other transactions contemplated by this Agreement on a timely basis, provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in laws, rules and regulations or interpretations thereof that are generally applicable to the banking institution or savings institution industries, (b) changes in generally accepted accounting principles or regulatory accounting requirements that are generally applicable to the banking institution or savings institution industries, (c) reasonable expenses incurred in connection with the transactions contemplated hereby, (d) actions or omissions of a party (or any of its Subsidiaries, as hereinafter defined,) taken or omitted to be taken with the prior express written consent of the other party or parties in contemplation of the transactions contemplated hereby, (e) any effect with respect to a Party hereto caused, in whole or substantial part, by another Party hereto, or (f) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

“Merger” shall have the meaning set forth in Section 2.1(a) hereof.

“Merger Consideration” shall have the meaning set forth in Section 2.3 (a)(iii) hereof.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“OFI” means the Louisiana Office of Financial Institutions.

“OTS” means the Office of Thrift Supervision.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Party” shall mean Home Bancorp, the MHC or the Company, whichever is applicable.

“Person” shall mean any individual, bank, savings association, corporation, partnership, association, joint stock company, business trust, limited liability company or unincorporated organization.

“Plan of Conversion” shall mean the written plan of conversion and reorganization adopted by the Boards of Directors of the MHC, Home Bancorp, the Holding Company and Home Federal pursuant to which the Conversion will be effected.

“Previously Disclosed” shall mean disclosed (i) in a disclosure schedule dated the date hereof delivered from the disclosing Party to the other Parties specifically referring to the appropriate section of this Agreement and describing in reasonable detail the matters contained therein, or (ii) a supplement to the disclosure schedule dated after the date hereof from the disclosing party specifically referring to this Agreement and describing in reasonable detail the matters contained therein and delivered to the other Parties pursuant to Section 5.16 hereof.

“Prospectus” shall mean the prospectus, as amended and supplemented, to be delivered to (i) shareholders of the Company in connection with the offering of Holding Company Common Stock in connection with the Merger pursuant to this Agreement, (ii) shareholders of Home Bancorp in connection with the offering of Holding Company Common Stock in connection with the Conversion and (iii) Participants (as defined in the Plan of Conversion) and others in connection with the offering of Holding Company Common Stock in connection with the Conversion.

“Proxy Statements” shall mean the proxy statements, as amended and supplemented, to be delivered to (i) shareholders of the Company in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby, (ii) shareholders of Home Bancorp in connection with the solicitation of their approval of the adoption of (A) this Agreement and the transactions contemplated hereby and (B) the Plan of Conversion and the transactions contemplated thereby and (iii) the Voting Members (as defined in the Plan of Conversion) of the MHC in connection with the solicitation of their approval of the Plan of Conversion and the transactions contemplated thereby.

“Rights” shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the Commission promulgated thereunder with respect to the Securities Laws.

“Subsidiary” and “Significant Subsidiary” shall have the meanings set forth in Rule 1-02 of Regulation S-X of the Commission.

“Surviving Bank” shall have the meaning set forth in Section 5.12 hereof.

Other terms used herein are defined in the preamble or elsewhere in this Agreement.

ARTICLE II
THE MERGER

2.1	The Merger

(a)           Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.2 hereof), the Company shall be merged with and into the Holding Company (the “Merger”) in accordance with the provisions of Section 12:111 et. seq. of the BCL.  The Holding Company shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) of the Merger, and shall continue its corporate existence under the laws of the State of Louisiana.  Upon consummation of the Merger, the separate corporate existence of the Company shall terminate and the Articles of Incorporation of the Holding Company will be amended to provide that the name of the Surviving Corporation shall be “First Louisiana Bancshares, Inc.”

(b)           From and after the Effective Time, the Merger shall have the effects set forth in Section 12:115 of the BCL.

(c)           The Articles of Incorporation and Bylaws of the Holding Company in the forms attached hereto as Appendix D and Appendix E hereto, respectively, as in effect as of the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, respectively, until altered, amended or repealed in accordance with their terms and applicable law and as set forth in Section 2.1(a) hereof.

(d)           The authorized capital stock of the Surviving Corporation shall be as stated in the Articles of Incorporation of the Holding Company immediately prior to the Effective Time.

(e)           The directors and officers of the Holding Company immediately prior to the Effective Time, together with the directors and officers elected pursuant to Section 5.10 hereof, shall be the directors and officers of the Surviving Corporation, each to hold office until their successors shall have been duly elected, appointed or qualified in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation as well as the provisions hereof.

2.2	Effective Time; Closing

The Merger shall become effective upon the occurrence of the filing of the certificate of merger with the Secretary of State of the State of Louisiana (the “Certificate of Merger”), unless a later date and time is specified as the effective time in such Certificate of Merger (the “Effective Time”).  The Effective Time will occur immediately after the consummation of the Conversion.  A closing (the “Closing”) shall take place immediately prior to the Effective Time at 10:00 a.m., Central Time, following the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing) (the “Closing Date”), at such place and at such time as the parties may mutually agree upon.  At the Closing, there shall be delivered to the MHC, Home Bancorp and the Holding Company, on the one hand, and the Company, on the other hand, the opinions, certificates and other documents required to be delivered under Article VI hereof.

2.3	Treatment of Capital Stock

(a)           Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any shareholder:

(i)            each share of Holding Company Common Stock issued and outstanding immediately prior to the Effective Time (consisting of shares issued or to be issued by the Holding Company in connection with the Conversion) shall be unchanged and shall remain issued and outstanding;

(ii)           each share of Company Common Stock owned by the Company (including treasury shares) or the Holding Company or any of their respective Subsidiaries (other than shares held in a fiduciary capacity for the benefit of third parties or as a result of debts previously contracted) shall be cancelled and retired and shall not represent capital stock of the Holding Company and shall not be exchanged for shares of Holding Company Common Stock, or other consideration; and

(iii)           (A)          Subject to Sections 2.5 and 2.6, each share of Company Common Stock issued and outstanding at the Effective Time (other than shares to be cancelled in accordance with Section 2.3(a)(ii) and any Dissenting Shares, as hereinafter defined, subject to Section 2.3(d)) shall be converted into, and shall be cancelled in exchange for, the right to receive, at the election of the holder thereof:

(1)           the number of shares of Holding Company Common Stock which is equal to the quotient (the “Exchange Ratio”) determined by dividing (x) $28.00 by (y) the Final Purchase Price of Holding Company Common Stock (or 2.8 shares assuming a Final Purchase Price of $10.00 per share) (the “Per Share Stock Consideration”), or

(2)           a cash amount equal to $28.00 (the “Per Share Cash Consideration”).

The Per Share Stock Consideration and Per Share Cash Consideration are collectively referred to herein as the “Merger Consideration.”

(b)           For purposes of this Agreement, the “Aggregate Cash Consideration” shall be equal to the product of the number of shares of Company Common Stock (including any Dissenting Shares but excluding shares of Company Common Stock being cancelled pursuant to Section 2.3(a)(ii) or which are owned by the Holding Company other than in a fiduciary capacity) outstanding at the Effective Time multiplied by ..40 multiplied by the Per Share Cash Consideration.

(c)           Each outstanding share of Company Common Stock the holder of which has perfected his right to dissent under Section 12:131 of the BCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by applicable law.  The Company shall give Home Bancorp prompt notice upon receipt by the Company of any such demands for payment of the fair value of such shares of Company Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”) and Home Bancorp and the Holding Company shall have the right to participate in all negotiations and proceedings with respect to any such demands.  The Company shall not, except with the prior written consent of Home Bancorp and/or the Holding Company, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under applicable law.  Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

(d)           If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of Company Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.  If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of Company Common Stock of such holder shall be converted on a share by share basis into either the right to receive the Per Share Cash Consideration or the Per Share Stock Consideration as the Surviving Corporation shall determine pursuant to the terms hereof in its sole determination.

2.4	Shareholder Rights; Stock Transfers

At the Effective Time, holders of Company Common Stock shall cease to be and shall have no rights as shareholders of the Company, other than to receive the consideration provided under Sections 2.3 and 2.6 hereof.  After the Effective Time, there shall be no transfers on the stock transfers books of the Company or the Surviving Corporation of shares of Company Common Stock and if certificates evidencing such shares are presented for transfer after the Effective Time, they shall be cancelled against delivery of (i) certificates for whole shares of Holding Company Common Stock (plus cash in lieu of any fractional share interest) equal to the Per Share Stock Consideration multiplied by the number of shares of Company Common Stock presented for transfer or (ii) the Per Share Cash Consideration multiplied by the number of shares of Company Common Stock presented for transfer or (iii) a combination of (i) and (ii), in each case as determined in accordance with this Agreement as herein provided.

2.5	Election and Exchange Procedures

(a)           Home Bancorp shall designate an exchange agent reasonably satisfactory to the Company to act as agent (the “Exchange Agent”) for purposes of conducting the election procedure and the exchange procedure as described in this Section 2.5 and Section 2.6.  No later than 15 days prior to the anticipated Effective Time or on such earlier date as Home Bancorp and the Company may mutually agree (the “Mailing Date”), Home Bancorp shall cause the Exchange Agent to mail or make available to each holder of record as of five (5) Business Days prior to the Mailing Date of a certificate or certificates representing issued and outstanding shares of Company Common Stock (each a “Certificate”) (i) a notice and letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass only upon proper delivery of such certificates to the Exchange Agent) advising such holder of the procedure for surrendering to the Exchange Agent such Certificate or Certificates in exchange for the Merger Consideration set forth in Section 2.3(a)(iii) hereof deliverable in respect thereof pursuant to this Agreement and (ii) an election form in such form as Home Bancorp and Company shall mutually agree (“Election Form”).  Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) (i) to elect to receive Holding Company Common Stock with respect to the designated number of such holder’s Company Common Stock (the “Stock Election Shares”), (ii) to elect to receive cash with respect to the designated number of such holder’s Company Common Stock (the “Cash Election Shares”), or (iii) to indicate that such holder makes no such election with respect to such holder’s shares of Company Common Stock (the “No-Election Shares”).  A holder of Company Common Stock may elect to receive a combination of Holding Company Common Stock and cash with respect to his shares of Company Common Stock.  Nominee record holders who hold Company Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares.  Any shares of Company Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined below), have made such an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No-Election Shares.  For purposes of the allocation procedures set forth in this Section 2.5, any Dissenting Shares shall be deemed Cash Election Shares and with respect to such shares the holders thereof shall in no event receive consideration comprised of Holding Company Common Stock.

(b)           The term “Election Deadline” shall mean 5:00 p.m., Eastern Time, on the 15th Business Day following but not including the Mailing Date or such other date as Home Bancorp and the Company shall mutually agree upon.

(c)           Any election to receive Holding Company Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form, together with any duly executed transmittal materials included with the Election Form, by the Election Deadline.  An Election Form will be properly completed only if accompanied by Certificates representing all shares of Company Common Stock covered thereby, subject to the provisions of subsection (i) below of this Section 2.5.  Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline.  The Certificate or Certificates relating to any revoked Election Form shall be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent.  The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made and to disregard any immaterial defects in any Election Form and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.  Neither Home Bancorp, the Holding Company nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.  In addition, in the event this Agreement is terminated prior to the Effective Date, the Exchange Agent shall promptly return any Certificate or Certificates to any Person who submitted an Election Form.

(d)           As soon as practicable after the Election Deadline, and provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates with a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Section 2.3 and this Section 2.5.  Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of Holding Company Common Stock (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement, (ii) a check representing that amount of cash (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement and/or (iii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Holding Company Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled.

(e)           Within five (5) Business Days after the later to occur of the Election Deadline or the Effective Time, the Exchange Agent shall effect the allocation among holders of Company Common Stock immediately prior to the Effective Time of rights to receive Holding Company Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i)             If the number of Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

(A)           all Cash Election Shares shall be converted into the right to receive cash,

(B)           No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Consideration equal the Aggregate Cash Consideration.  If less than all of the No-Election Shares need to be treated as Cash Election Shares, the Exchange Agent shall convert on a pro rata basis as described below in Section 2.5(f) a sufficient number of No-Election Shares into Cash Election Shares (“Reallocated No-Election Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated No-Election Shares equals the Aggregate Cash Consideration.

(C)           If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.5(f) a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive cash, and

(D)           the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive Holding Company Common Stock.

(ii)            If the number of Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(A)          all Stock Election Shares and all No-Election Shares shall be converted into the right to receive Holding Company Common Stock,

(B)           the Exchange Agent shall convert on a pro rata basis as described below in Section 2.5(f) a sufficient number of Cash Election Shares (other than Dissenting Shares) (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive Holding Company Common Stock, and

(C)           the Dissenting Shares and the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii)           If the number of Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then subparagraphs (e)(i) and (ii) above shall not apply and all No-Election Shares and all Stock Election Shares will be converted into the right to receive Holding Company Common Stock and all Cash Election Shares will be converted into the right to receive cash.

(f)            In the event that the Exchange Agent is required pursuant to Section 2.5(e)(i)(C) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares.  Such proration shall reflect the proportion that the number of Stock Election Shares of each holder of Stock Election Shares bears to the total number of Stock Election Shares.  In the event the Exchange Agent is required pursuant to Section 2.5(e)(ii)(B) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.  Such proration shall reflect the proportion that the number of Cash Election Shares of each holder of Cash Election Shares bears to the total number of Cash Election Shares.  In the event the Exchange Agent is required pursuant to Section 2.5(e)(i)(B) to convert some No-Election Shares into Reallocated No-Election Shares, each holder of No-Election Shares shall be allocated a pro rata portion of the total Reallocated No-Election Shares.  Such proration shall reflect the proportion that the number of No-Election Shares of each holder of No-Election Shares bears to the total number of No-Election Shares.

(g)           Immediately prior to the Effective Time, the Holding Company shall (i) reserve for issuance a sufficient number of shares of Holding Company Common Stock and deliver to the Exchange Agent certificates evidencing such number of shares of Holding Company Common Stock issuable and (ii) deliver to the Exchange Agent the amount of cash payable in the Merger (which shall be held by the Exchange Agent in trust for the holders of Company Common Stock).  No later than five (5) Business Days after the later to occur of the Election Deadline or the Effective Time, the Exchange Agent shall distribute Holding Company Common Stock and cash as provided herein.  The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Holding Company Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(h)           After the completion of the foregoing allocation, each former holder of a Certificate or Certificates, other than with respect to any Dissenting Shares, who has surrendered such Certificate or Certificates to the Exchange Agent in accordance with the terms hereof will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Holding Company Common Stock and/or the amount of cash into which the aggregate number of shares of Company Common Stock previously represented by such Certificate or Certificates so surrendered shall have been converted pursuant to this Agreement and, if such holder’s shares of Company Common Stock have been converted into Holding Company Common Stock, any other distribution theretofore paid with respect to Holding Company Common Stock issuable in the Merger including cash payable in lieu of a fractional share, in each case without interest.  The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  Each outstanding Certificate which prior to the Effective Time represented Company Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except for any Dissenting Shares and as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence the right to receive the number of shares of Holding Company Common Stock or the right to receive the amount of cash into which such Company Common Stock shall have been converted.  After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further transfer on the stock transfer books of the Company of Certificates and if such Certificates are presented to the Holding Company for transfer, they shall be cancelled against delivery of certificates for Holding Company Common Stock or cash as hereinabove provided.  No dividends which have been declared will be remitted to any Person entitled to receive shares of Holding Company Common Stock under this Section 2.5 until such Person surrenders the Certificate or Certificates, at which time such dividends shall be remitted to such Person, without interest.

(i)            The Holding Company shall not be obligated to deliver cash and/or a certificate or certificates representing shares of Holding Company Common Stock to which a holder of Certificates would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates for exchange as provided in this Section 2.5, or, in lieu thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required by the Holding Company.  If any certificates evidencing shares of Holding Company Common Stock are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Holding Company Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(j)            Any portion of the shares of the Holding Company Common Stock and cash delivered to the Exchange Agent by the Holding Company pursuant to Section 2.5(g) that remains unclaimed by the former shareholders of the Company for six months after the Effective Time (as well as any proceeds from any investment thereof), at the request of the Holding Company, shall be delivered by the Exchange Agent to the Holding Company.  After delivery to the Holding Company, any former shareholders of the Company who have not theretofore complied with Section 2.5(h) shall thereafter look only to the Holding Company for the consideration deliverable in respect of each Certificate such Person holds as determined pursuant to this Agreement without any interest thereon.  If Certificates are not surrendered or the payment for them is not claimed prior to the date on which such shares of the Holding Company Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of the Holding Company (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property.  Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  The Holding Company and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.  In the event of a dispute with respect to ownership of stock represented by any Certificate, the Holding Company and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(k)           The Holding Company (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Holding Company is required to deduct and withhold under applicable law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by the Holding Company.

(l)            Notwithstanding any other provision of this Agreement to the contrary, Certificates surrendered for exchange by any Company Affiliate shall not be exchanged for certificates representing shares of Holding Company Common Stock to which such Company Affiliate may be entitled pursuant to the terms of this Agreement until the Holding Company has received a written agreement from such person as specified in Section 5.14 in the form of Appendix K hereto.

2.6	Fractional Shares

Notwithstanding any other provision hereof, no fractional shares of Holding Company Common Stock shall be issued to holders of Company Common Stock.  In lieu thereof, each holder of shares of Company Common Stock entitled to a fraction of a share of Holding Company Common Stock shall, at the time of surrender of the certificate or certificates representing such holder’s shares, receive an amount of cash (without interest) equal to the amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Final Purchase Price.  No such holder shall be entitled to dividends, voting rights or any other rights in respect of fractional shares.

2.7	Options

(a)           At the Effective Time, each Company Option which is then outstanding, whether or not exercisable, shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a right to purchase shares of Holding Company Common Stock, and the Holding Company shall assume each Company Option, in accordance with the terms of the applicable Company Option Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) the Holding Company and either its Board of Directors or a committee consisting solely of two or more Non-Employee Directors, as defined in Rule 16b-3(b)(3) under the Exchange Act, shall be substituted for the Company and the committee of the Company’s Board of Directors (including, if applicable, the entire Board of Directors of the Company) administering such Company Option Plan, (ii) the number of shares of Holding Company Common Stock subject to such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any fractional shares of Holding Company Common Stock resulting from such multiplication shall be rounded up or down, as the case may be, to the nearest whole share, and (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under each such Company Option by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.  Notwithstanding clauses (ii) and (iii) of the preceding sentence, each Company Option which is an “incentive stock option” shall be adjusted as required by Sections 409A and 424 of the Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Sections 409A and 424(h) of the Code.  The Holding Company and the Company shall take all necessary steps to effect the foregoing provisions of this Section 2.7(a) including in the case of the Holding Company taking all corporate action necessary to reserve for issuance a sufficient number of shares of Holding Company Common Stock for delivery upon exercise of the options to issue shares of Holding Company Common Stock issued in accordance herewith.

(b)           As soon as practicable after the Effective Time, but in no event later than 10 Business Days, the Holding Company shall deliver to each participant in each Company Option Plan an appropriate notice setting forth such participant’s rights pursuant thereto and the grants subject to such Company Option Plan shall continue in effect on the same terms and conditions, including without limitation the duration thereof, subject to the adjustments required by Section 2.7(a) hereof after giving effect to the Merger.  Within five Business Days after the Effective Time, the Holding Company shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Holding Company Common Stock subject to such Company Options and shall use its reasonable efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding.

(c)           With respect to those individuals who, subsequent to the Merger, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, the Holding Company shall administer the Company Stock Option Plans in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

2.8	Additional Actions

If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, the Company and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Company or otherwise to take any and all such action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Home Bancorp and the MHC as follows, except as Previously Disclosed:

3.1	Capital Structure

The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock and 1,000,000 shares of Company Preferred Stock.  As of the date hereof, 788,524 shares of Company Common Stock are issued and outstanding, no shares of Company Common Stock are held in treasury, and no shares of Company Preferred Stock are issued and outstanding.  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of the outstanding shares of Company Common Stock has been issued in violation of the preemptive rights of any person, firm or entity.  Except for Company Options to acquire not more than 87,979 shares of Company Common Stock as of the date hereof, a schedule of which has been Previously Disclosed, there are no Rights authorized, issued or outstanding with respect to the capital stock of the Company.

3.2	Organization, Standing and Authority of the Company

The Company is a corporation duly organized and, validly existing under the laws of the State of Louisiana with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on the Company.  The Company is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the FRB thereunder.  The Company has heretofore delivered to Home Bancorp true and complete copies of the Articles of Incorporation and Bylaws of the Company as in effect as of the date hereof.

3.3	Ownership of the Company Subsidiaries

The Company has Previously Disclosed the name, jurisdiction of incorporation and percentage ownership of each direct or indirect Company Subsidiary and identified the Bank as its only Significant Subsidiary.  Except for (x) capital stock of the Company Subsidiaries, (y) securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted and (z) securities and other interests which are Previously Disclosed, the Company does not own or have the right to acquire, directly  or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank, savings association, savings bank, partnership, joint venture or other organization, other than investment securities representing not more than 5% of any entity.  The outstanding shares of capital stock or other ownership interests of each Company Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable (except to the extent such shares may be deemed assessable under 262 of the Banking Law), and are directly or indirectly owned by the Company free and clear of all liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever.  No rights are authorized, issued or outstanding with respect to the capital stock or other ownership interests of the Company Subsidiaries and there are no agreements, understandings or commitments relating to the right of the Company to vote or to dispose of such capital stock or other ownership interests.

3.4	Organization, Standing and Authority of the Company Subsidiaries

Each of the Company Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.  Each of the Company Subsidiaries (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on the Company.  The deposit accounts of the Bank are insured by the DIF to the maximum extent permitted by the FDIA and the Bank has paid all deposit insurance premiums and assessments required by the FDIA and the regulations thereunder.  The Company has heretofore delivered or made available to Home Bancorp true and complete copies of the Articles of Incorporation and Bylaws of the Bank as in effect as of the date hereof.

3.5	Authorized and Effective Agreement

(a)           The Company has all requisite corporate power and authority to enter into this Agreement and (subject to receipt of the approval of the Company’s shareholders of this Agreement) to perform all of its obligations under this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Company, except for the approval by the requisite vote of this Agreement by the Company’s shareholders.  This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Home Bancorp, constitutes a legal, valid and binding obligation of the Company which is enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           Neither the execution and delivery of this Agreement, nor consummation of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by the Company with any of the provisions hereof (i) does or will conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of the Company or the equivalent documents of any Company Subsidiary, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of the Company or a Company Subsidiary pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or a Company Subsidiary is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all required governmental and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or a Company Subsidiary.

(c)           To the best knowledge of the Company, except for (i) the filing of applications with and the approvals, as applicable, of the OTS, the FDIC and the OFI, (ii) the filing and effectiveness of the Form S-1 and the Proxy Statement relating to the meetings of shareholders of Home Bancorp and the Company to be held pursuant to Section 5.2 hereof with the Commission, (iii) compliance, to the extent applicable, with applicable state securities or “blue sky” laws in connection with the issuance of Holding Company Common Stock in connection with the Merger and the Conversion, (iv) the approval of this Agreement by the requisite vote of the shareholders of the Company and the shareholders of Home Bancorp, (v) the approval of the Plan of Conversion by the requisite vote of the members of the MHC and the shareholders of Home Bancorp, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana pursuant to the BCL in connection with the Merger, (vii) the filing of Articles of Combination with the OTS and, if necessary, a notice with the OFI in connection with the Bank Merger, (viii) review of the Merger by the DOJ under federal antitrust laws and (ix) the consents and approvals of third parties which are not Governmental Entities, the failure of which to be obtained will not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of the Company or the Bank in connection with (x) the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and (y) the execution and delivery by the Bank of the Bank Merger Agreement and the consummation of the transactions contemplated thereby.

(d)           As of the date hereof, the Company is not aware of any reasons relating to the Company or the Bank (including without limitation Community Reinvestment Act compliance) why all consents and approvals shall not be procured from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement and the Bank Merger Agreement as shall be necessary for (i) consummation of the transactions contemplated by this Agreement and the Bank Merger Agreement and (ii) the continuation by the Holding Company and Home Federal after the Effective Time of the business of the Company and the Bank, respectively, as such business is carried on immediately prior to the Effective Time, free of any conditions or requirements which in the reasonable opinion of the Company could have a Material Adverse Effect on the Company or the Bank or materially impair the value of the Company and the Bank to the Holding Company and Home Federal, respectively.

3.6	Regulatory Reports

Since January 1, 2004, each of the Company and the Bank has duly filed with the FRB, the FDIC and the OFI and any other applicable federal or state banking authority, as the case may be, the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations.  In connection with the most recent examinations of the Company and the Bank by the FRB, the FDIC and the OFI, neither the Company nor the Bank was required to correct or change any action, procedure or proceeding which the Company or the Bank believes has not been corrected or changed as required as of the date hereof and which could have a Material Adverse Effect on the Company.

3.7	Financial Statements

(a)           The Company has previously delivered or made available to Home Bancorp accurate and complete copies of the Company Financial Statements which, in the case of the consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years ended December 31, 2006, 2005 and 2004, are accompanied by the audit reports of Heard McElroy & Vestal LLP, independent certified public accountants with respect to the Company.  The Company Financial Statements referred to herein, as well as the Company Financial Statements to be delivered pursuant to Section 5.8 hereof, fairly present or will fairly present, as the case may be, the consolidated balance sheets of the Company as of the respective dates set forth therein, and the consolidated income, changes in stockholders’ equity and cash flows of the Company for the respective periods or as of the respective dates set forth therein.

(b)           Each of the Company Financial Statements referred to in Section 3.7(a) has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved, except as stated therein.  The audits of the Company and the Company Subsidiaries have been conducted in all material respects in accordance with generally accepted auditing standards.  The books and records of the Company and the Company Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of the Company and its Subsidiaries.

(c)           Except as Previously Disclosed or to the extent (i) reflected, disclosed or provided for in the consolidated balance sheets of the Company as of December 31, 2006 (including related notes), (ii) of liabilities incurred since December 31, 2006 in the ordinary course of business and (iii) of liabilities incurred in connection with consummation of the transactions contemplated by this Agreement, neither the Company nor any Company Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition, results of operations or business of the Company on a consolidated basis.

3.8	Material Adverse Change

Since September 30, 2007, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Company.

3.9	Environmental Matters

(a)           To the best of the Company’s knowledge, the Company and its Subsidiaries are in compliance with all Environmental Laws, except for any violations of any Environmental Law which would not, singly or in the aggregate, have a Material Adverse Effect on the Company.  Neither the Company nor a Company Subsidiary has received any communication alleging that the Company or a Company Subsidiary is not in such compliance and, to the best knowledge of the Company, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(b)           To the best of the Company’s knowledge, none of the properties owned, leased or operated by the Company or a Company Subsidiary has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a Material Adverse Effect on the Company.

(c)           To the best of the Company’s knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Law against the Company or a Company Subsidiary or against any person or entity whose liability for any Environmental Claim the Company or a Company Subsidiary has or may have retained or assumed either contractually or by operation of law, except such which would not have a Material Adverse Effect on the Company.

(d)           The Company has not conducted any environmental studies during the past five years with respect to any properties owned by it or a Company Subsidiary as of the date hereof.

3.10	Tax Matters

(a)           The Company and its Subsidiaries have timely filed all federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all material taxes for any subsequent periods ending on or prior to the Effective Time.  Neither the Company nor a Company Subsidiary will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

(b)           All federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns filed by the Company and its Subsidiaries are complete and accurate in all material respects.  Neither the Company nor any Company Subsidiary is delinquent in the payment of any tax, assessment or governmental charge or has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed.  The federal, state and local income tax returns of the Company and its Subsidiaries have been examined by the applicable tax authorities (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against the Company or a Company Subsidiary as a result of such examinations or otherwise which have not been settled and paid.  There are currently no agreements in effect with respect to the Company or a Company Subsidiary to extend the period of limitations for the assessment or collection of any tax.  As of the date hereof, no audit, examination or deficiency or refund litigation with respect to such return is pending or, to the best of the Company’s knowledge, threatened.

(c)           Neither the Company nor any Company Subsidiary (i) is a party to any agreement providing for the allocation or sharing of taxes, (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company or a Company Subsidiary (nor does the Company have any knowledge that the Internal Revenue Service (the “IRS”) has proposed any such adjustment or change of accounting method) or (iii) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

3.11	Legal Proceedings

There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of the Company, threatened against the Company or a Company Subsidiary or against any asset, interest or right of the Company or a Company Subsidiary, or against any officer, director or employee of any of them that in any such case, if decided adversely, would have a Material Adverse Effect on the Company. Neither the Company nor any Company Subsidiary is a party to any order, judgment or decree which has or could reasonably be expected to have a Material Adverse Effect on the Company.

3.12	Compliance with Laws

(a)           Each of the Company and the Company Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could reasonably be expected to have a Material Adverse Effect on the Company; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of the Company, no suspension or cancellation of any of the same is threatened.

(b)           Neither the Company nor any Company Subsidiary is in violation of its respective Articles of Incorporation or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including all regulatory capital requirements), securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could reasonably be expected to have a Material Adverse Effect on the Company; and neither the Company nor any Company Subsidiary has received any notice or communication from any federal, state or local governmental authority asserting that the Company or any Company Subsidiary is in violation of any of the foregoing which could reasonably be expected to have a Material Adverse Effect on the Company.  Neither the Company nor a Company Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to state banks or holding companies thereof issued by governmental authorities), and neither of them has received any written communication requesting that it enter into any of the foregoing.

3.13	Certain Information

None of the information relating to the Company and its Subsidiaries supplied or to be supplied by them for inclusion in (i) the Form S-1, including the Prospectus, at the time the Form S-1 and any amendment thereto becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will, at the time filed with the Commission, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Application for Conversion, at the time the Application for Conversion and any amendment thereto is conditionally approved by the OTS under the regulations thereof, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (iv) the Proxy Statements, as of the date or dates such Proxy Statements are mailed to shareholders of the Company, shareholders of Home Bancorp and members of the MHC and up to and including the date or dates of the meetings of shareholders and members to which such Proxy Statements relate, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

3.14	Employee Benefit Plans

(a)           The Company has Previously Disclosed all stock option, restricted stock, employee stock purchase and stock bonus plans, qualified pension or profit-sharing plans, any deferred compensation, consultant, bonus or group insurance contract or any other incentive, health and welfare or employee benefit plan or agreement maintained for the benefit of directors, employees or former employees of the Company or any Company Subsidiary (the “Company Employee Plans”), whether written or oral, and the Company has previously furnished or made available to Home Bancorp accurate and complete copies of the same together with, in the case of qualified plans, (i) the most recent actuarial and financial reports prepared with respect thereto, (ii) the most recent annual reports filed with any governmental agency with respect thereto, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain thereto.

(b)           None of the Company, any Company Subsidiary, any Company Employee Plan constituting an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Company Pension Plan”) or, to the best of the Company’s knowledge, any fiduciary of such Company Pension Plan, has incurred any material liability to the PBGC or the IRS with respect to any such Company Pension Plan.  To the best of the Company’s knowledge, no reportable event under Section 4043(b) of ERISA has occurred with respect to any Company Pension Plan.

(c)           Except as Previously Disclosed, neither the Company nor any Company Subsidiary participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as such term is defined in ERISA).

(d)           Except as Previously Disclosed, A favorable determination letter has been issued by the IRS with respect to each Company Pension Plan which is intended to qualify under Section 401 of the Code to the effect that such Company Pension Plan is qualified under Section 401 of the Code, and the trust associated with such Company Pension Plan is tax exempt under Section 501 of the Code.  No such letter has been revoked or, to the best of the Company’s knowledge, is threatened to be revoked, and the Company does not know of any ground on which such revocation may be based.  Neither the Company nor any Company Subsidiary has any liability under any such Company Pension Plan that is not reflected on the consolidated balance sheets of the Company at December 31, 2006 or the notes thereto included in the Company Financial Statements, other than liabilities incurred in the ordinary course of business in connection therewith subsequent to the date thereof.

(e)           To the best of the Company’s knowledge, no prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any Company Employee Plan which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or otherwise have a Material Adverse Effect on the Company.

(f)           Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the date hereof, and full payment will be so made (or proper accruals will be so established) of all contributions which are required for periods after the date hereof and prior to the Effective Time, under the terms of each Company Employee Plan or ERISA; no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, exists with respect to any Company Pension Plan, and there is no “unfunded current liability” (as defined in Section 412 of the Code) with respect to any Company Pension Plan.

(g)           To the best of the Company’s knowledge, the Company Employee Plans have been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations.

(h)           There are no pending or, to the best knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Company Employee Plans or any trust related thereto or any fiduciary thereof.

(i)           Except as Previously Disclosed none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries under any Company Employee Plan, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Employee Plans, (C) result in any breach or violation of, or a default under, any Company Employee Plan, (D) limit or restrict the ability to merge, amend or terminate any Company Employee Plan or (E) result in any payment which may be nondeductible for federal income tax purposes pursuant to Section 280G of the Code and the regulations issued thereunder.

3.15	Certain Contracts

(a)           Neither the Company nor a Company Subsidiary is a party to, is bound or affected by, receives, or is obligated to pay, benefits under (i) any agreement, arrangement or commitment, including without limitation any agreement, indenture or other instrument, relating to the borrowing of money by the Company or a Company Subsidiary (other than in the case of the Bank deposits, FHLB advances, federal funds purchased and securities sold under agreements to repurchase in the ordinary course of business) or the guarantee by the Company or a Company Subsidiary of any obligation, other than by the Bank in the ordinary course of its banking business, (ii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director, officer or employee of the Company or a Company Subsidiary, (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of the Company or a Company Subsidiary upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding pursuant to which the Company or a Company Subsidiary is obligated to indemnify any director, officer, employee or agent of the Company or a Company Subsidiary; (v) any agreement, arrangement or understanding to which the Company or a Company Subsidiary is a party or by which any of the same is bound which limits the freedom of the Company or a Company Subsidiary to compete in any line of business or with any person, (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the OFI, the FDIC, the FRB or any other regulatory agency, or (vii) any other agreement, arrangement or understanding which would be required to be filed as an exhibit to the Annual Report on Form 10-KSB, the Quarterly Reports on Form 10-QSB or a Form 8-K under the Exchange Act (assuming, in each case, the Company was required to file such reports under the Exchange Act).

(b)           Neither the Company nor any Company Subsidiary is in default or in non-compliance, which default or non-compliance could reasonably be expected to have a Material Adverse Effect on the Company, under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance.

3.16	Brokers and Finders

Except for National Capital, L.L.C., neither the Company nor any Company Subsidiary nor any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

3.17	Insurance

Each of the Company and its Subsidiaries is insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable laws and regulations.

3.18	Properties

All real and personal property owned by the Company or its Subsidiaries or presently used by any of them in its respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of the Company and its Subsidiaries in the ordinary course of business consistent with their past practices.  The Company has good and marketable title free and clear of all liens, encumbrances, charges, defaults or equities (other than equities of redemption under applicable foreclosure laws) to all of its material properties and assets, real and personal, except (i) liens for current taxes not yet due or payable (ii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the consolidated balance sheets of the Company as of December 31, 2006 included in the Company Financial Statements.  All real and personal property which is material to the Company’s business on a consolidated basis and leased or licensed by the Company or a Company Subsidiary is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

3.19	Labor

No work stoppage involving the Company or a Company Subsidiary is pending or, to the best knowledge of the Company, threatened.  Neither the Company nor a Company Subsidiary is involved in or affected by, or, to the best knowledge of the Company, threatened with any labor dispute, arbitration, lawsuit or administrative proceeding involving the employees of the Company or a Company Subsidiary which could have a Material Adverse Effect on the Company.  Employees of the Company and the Company Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the best of the Company’s knowledge, there have been no efforts to unionize or organize any employees of the Company or any of the Company Subsidiaries during the past five years.

3.20	Affiliates

The Company has Previously Disclosed to Home Bancorp a schedule of each person that, to the best of its knowledge, is deemed to be a Company Affiliate.

3.21	Allowance for Loan Losses

The allowance for possible loan losses reflected on the Company’s unaudited consolidated balance sheets included in the September 30, 2007 Company Financial Statements is, or will be in the case of subsequently delivered Company Financial Statements, as the case may be, in the opinion of the Company’s management, adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans net of recoveries.  The other real estate owned reflected on the Company’s unaudited consolidated balance sheets included in the September 30, 2007 Company Financial Statements is, or will be in the case of subsequently delivered Company Financial Statements, as the case may be, carried at the lower of cost or fair value, less estimated costs to sell, as required by generally accepted accounting principles.

3.22	Fairness Opinion

The Company has received the opinion from National Capital, L.L.C. to the effect that, as of the date hereof, the consideration to be received by shareholders of the Company pursuant to this Agreement is fair, from a financial point of view, to such shareholders.

3.23	Disclosures

None of the representations and warranties of the Company or any of the written information or documents furnished or to be furnished by the Company to Home Bancorp in connection with or pursuant to this Agreement or the consummation of the transactions contemplated hereby, when considered as a whole, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.

3.24	State Takeover Statutes

No “business combination,” “fair price,” “control transaction,” “control share acquisition,” or other similar anti-takeover statute or regulation under state or federal law or provision contained in the Company’s Articles of Incorporation or Bylaws is applicable to the transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF HOME BANCORP AND THE MHC

Home Bancorp and the MHC represent and warrant to the Company as follows, except as Previously Disclosed:

4.1	Capital Structure

The authorized capital stock of Home Bancorp consists of 8,000,000 shares of Home Bancorp Common Stock and 2,000,000 shares of Home Bancorp Preferred Stock.  As of the date hereof, 3,383,287 shares of Home Bancorp Common Stock are issued and outstanding, 175,671 shares of Home Bancorp Common Stock are held in treasury, and no shares of Home Bancorp Preferred Stock are issued and outstanding.  All outstanding shares of Home Bancorp Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of the outstanding shares of Home Bancorp Common Stock has been issued in violation of the preemptive rights of any person, firm or entity.  Except for Home Bancorp Options to acquire not more than 170,857 shares of Home Bancorp Common Stock as of the date hereof and grants of restricted shares of Home Bancorp Common Stock covering 40,588 shares, a schedule of each of which has been Previously Disclosed, there are no Rights authorized, issued or outstanding with respect to the capital stock of the Company.

4.2	Organization, Standing and Authority of Home Bancorp, the MHC and the Holding Company

(a)           Home Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the United States, with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and Home Bancorp is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on Home Bancorp.  Home Bancorp is duly registered as a savings and loan holding company under the HOLA and the regulations of the OTS thereunder.  Home Bancorp has heretofore delivered to the Company true and complete copies of the Charter and Bylaws of Home Bancorp as in effect as of the date hereof.

(b)           The MHC is a mutual holding company duly organized, validly existing and in good standing under the laws of the United States, with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and the MHC is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on Home Bancorp.  The MHC is duly registered as a savings and loan holding company under the HOLA and the regulations of the OTS thereunder.  The MHC has heretofore delivered to the Company true and complete copies of the Charter and Bylaws of Home Bancorp as in effect as of the date hereof.

(c)           At the Effective Time, the Holding Company will be duly organized and validly existing under the BCL with full corporate power and authority to own or lease all of its properties and assets.

4.3	Ownership of the Home Bancorp Subsidiaries

Home Bancorp has Previously Disclosed the name, jurisdiction of incorporation and percentage ownership of each direct or indirect Home Bancorp Subsidiary and identified Home Federal as its only Significant Subsidiary.  Except for (x) capital stock of the Home Bancorp Subsidiaries, (y) securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted and (z) securities and other interests which are Previously Disclosed, Home Bancorp does not own or have the right to acquire, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank, savings association, savings bank, partnership, joint venture or other organization, other than investment securities representing not more than 5% of any entity.  The outstanding shares of capital stock or other ownership interests of each Home Bancorp Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and are directly owned by Home Bancorp free and clear of all liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever.  No rights are authorized, issued or outstanding with respect to the capital stock or other ownership interests of the Home Bancorp Subsidiaries and there are no agreements, understandings or commitments relating to the right of Home Bancorp to vote or to dispose of such capital stock or other ownership interests.

4.4	Organization, Standing and Authority of the Home Bancorp Subsidiaries

Each of the Home Bancorp Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.  Each of the Home Bancorp Subsidiaries (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on Home Bancorp.  The deposit amounts of Home Federal are insured by the DIF to the maximum extent permitted by the FDIA and Home Federal has paid all deposit insurance premiums and assessments required by the FDIA and the regulations thereunder.  Home Bancorp has heretofore delivered or made available to the Company true and complete copies of the Charter and Bylaws of Home Federal as in effect as of the date hereof.

4.5	Authorized and Effective Agreement

(a)           Home Bancorp and the MHC have, and following its organization the Holding Company will have, all requisite corporate power and authority to enter into this Agreement and (subject to the approval by the requisite vote of Home Bancorp’s shareholders of this Agreement and the Plan of Conversion and the approval of the Plan of Conversion by the members of the MHC) to perform all of its respective obligations under this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Home Bancorp and the MHC, except for the approval of this Agreement and the Plan of Conversion by Home Bancorp’s shareholders and the approval of the Plan of Conversion by the members of the MHC, and promptly following organization of the Holding Company and its execution and delivery of an instrument of accession pursuant to Section 5.13 of this Agreement, the execution and delivery of this Agreement by the Holding Company and the consummation of the transactions contemplated hereby will have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Holding Company.  This Agreement has been duly and validly executed and delivered by Home Bancorp and the MHC and upon its execution and delivery of an instrument of accession pursuant to Section 5.13 of this Agreement, this Agreement will have been duly and validly executed and delivered by the Holding Company and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes or will constitute, as applicable, a legal, valid and binding obligation of Home Bancorp, the MHC and the Holding Company which is enforceable against Home Bancorp, the MHC and the Holding Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           Neither the execution and delivery of this Agreement, nor consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) nor compliance by Home Bancorp and the MHC or, upon its organization the Holding Company, with any of the provisions hereof (i) does or will conflict with or result in a breach of any provisions of the Charter, Articles of Incorporation, Bylaws or similar organizational documents of Home Bancorp, the MHC, any Home Bancorp Subsidiary or, upon its organization the Holding Company, except that the Holding Company will not be authorized to issue capital stock until consummation of the Conversion, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Home Bancorp, the MHC, any Home Bancorp Subsidiary or, upon its organization the Holding Company, pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Home Bancorp, the MHC, any Home Bancorp Subsidiary or, upon its organization the Holding Company, is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all required governmental and depositor approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Home Bancorp, the MHC, any Home Bancorp Subsidiary or upon its organization the Holding Company.

(c)           To the best knowledge of Home Bancorp and the MHC, except for (i) the filing of applications and notices with and the approvals, as applicable, of the OTS, the FDIC and the FRB, (ii) the filing and effectiveness of the Form S-1 and the Proxy Statement relating to the meetings of the shareholders of Home Bancorp and the Company, (iii) compliance, to the extent applicable, with applicable state securities or “blue sky” laws in connection with the issuance of Holding Company Common Stock in connection with the Merger and the Conversion, (iv) the approval of this Agreement by the requisite vote of the shareholders of the Company and the shareholders of Home Bancorp, (v) the approval of the Plan of Conversion by the requisite vote of the members of the MHC and the shareholders of Home Bancorp, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana pursuant to the BCL in connection with the Merger, (vii) review of the Merger by the DOJ under federal antitrust laws, (viii) the filing of Articles of Combination with the OTS and, if necessary, a notice with the OFI in connection with the Bank Merger, and (ix) the consents and approvals of third parties which are not Governmental Entities, the failure of which to be obtained will not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Home Bancorp no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of Home Bancorp or the Holding Company in connection with the (x) execution and delivery by Home Bancorp and the MHC of this Agreement, the execution and delivery by the Holding Company of an instrument of accession to this Agreement pursuant to Section 5.13 hereof and the consummation by Home Bancorp, the MHC and the Holding Company of the transactions contemplated hereby and (y) the execution and delivery by Home Federal of the Bank Merger Agreement and the consummation by Home Federal of the transactions contemplated thereby.

(d)           As of the date hereof, neither Home Bancorp nor the MHC is aware of any reasons relating to the MHC, Home Bancorp or Home Federal (including without limitation Community Reinvestment Act compliance) why all consents and approvals shall not be procured from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement and the Bank Merger Agreement as shall be necessary for (i) consummation of the transactions contemplated by this Agreement and the Bank Merger Agreement and (ii) the continuation by the Holding Company and Home Federal after the Effective Time of the business of each of the Company and the Bank as such business is carried on immediately prior to the Effective Time, free of any conditions or requirements which in the reasonable opinion of Home Bancorp and the MHC could have a Material Adverse Effect on the Holding Company or Home Federal or materially impair the value of the Company and the Bank to the Holding Company and Home Federal, respectively.

4.6	Securities Documents and Regulatory Reports

(a)           Since January 18, 2005, the date Home Bancorp was organized under the laws of the United States, Home Bancorp has timely filed with the Commission all Securities Documents required by the Securities Laws and such Securities Documents complied in all material respects with the Securities Laws and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           Home Bancorp since January 18, 2005, MHC since January 18, 2005 and Home Federal since July 1, 2004, have duly filed with the OTS the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations.  In connection with the most recent examinations of Home Bancorp, MHC and Home Federal by the OTS, none of Home Bancorp, MHC or Home Federal was required to correct or change any action, procedure or proceeding which Home Bancorp, MHC or Home Federal believes has not been corrected or changed as required as of the date hereof and which could have a Material Adverse Effect on Home Bancorp.

4.7	Financial Statements

(a)           Home Bancorp has previously delivered or made available to the Company accurate and complete copies of the Home Bancorp Financial Statements, which are accompanied by the audit reports of LaPorte, Sehrt, Romig & Hand, independent certified public accountants with respect to Home Bancorp.  The Home Bancorp Financial Statements, as well as the Home Bancorp Financial Statements to be delivered pursuant to Section 5.8 hereof, fairly present or will fairly present, as the case may be, the consolidated balance sheets of Home Bancorp as of the respective dates set forth therein, and the consolidated income, changes in stockholders’ equity and cash flows of Home Bancorp for the respective periods or as of the respective dates set forth therein.

(b)           Each of the Home Bancorp Financial Statements and the Home Bancorp Financial Statements to be delivered pursuant to Section 5.8 hereof has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved, except as stated therein.  The audits of Home Bancorp and the Home Bancorp Subsidiaries have been conducted in all material respects in accordance with generally accepted auditing standards.  The books and records of Home Bancorp and the Home Bancorp Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and all such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of Home Bancorp and the Home Bancorp Subsidiaries.

(c)           Except as Previously Disclosed or to the extent (i) reflected, disclosed or provided for in the consolidated balance sheets of Home Bancorp as of June 30, 2007 (including related notes), (ii) of liabilities incurred since June 30, 2007 in the ordinary course of business and (iii) of liabilities in connection with consummation of the transactions contemplated by this Agreement, neither Home Bancorp nor any Home Bancorp Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition, results of operations or business of Home Bancorp on a consolidated basis.

4.8	Material Adverse Change

Since September 30, 2007, (i) the MHC and Home Bancorp and Home Bancorp’s Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with the Conversion and with this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Home Bancorp.

4.9	Environmental Matters

(a)           To the best of Home Bancorp’s and the MHC’s knowledge, Home Bancorp and its Subsidiaries are in compliance with all Environmental Laws, except for any violations of any Environmental Law which would not, singly or in the aggregate, have a Material Adverse Effect on Home Bancorp.  Neither Home Bancorp nor any of its Subsidiaries have received any communication alleging that Home Bancorp or any of is Subsidiaries is not in such compliance and, to the best knowledge of Home Bancorp, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(b)           To the best of Home Bancorp’s and the MHC’s knowledge, none of the properties owned, leased or operated by Home Bancorp or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a Material Adverse Effect on Home Bancorp.

(c)           To the best of Home Bancorp’s and the MHC’s knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Law against Home Bancorp or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim Home Bancorp and its Home Bancorp Subsidiaries has or may have retained or assumed either contractually or by operation of law, except such which would not have a Material Adverse Effect on Home Bancorp.

(d)           Home Bancorp has not conducted any environmental studies during the past five years with respect to any properties owned by it or a Home Bancorp Subsidiary as of the date hereof.

4.10	Tax Matters

(a)           Home Bancorp and its Subsidiaries have timely filed all federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all material taxes for any subsequent periods ending on or prior to the Effective Time.  Neither Home Bancorp nor any of its Subsidiaries will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

(b)           All federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns filed by Home Bancorp and its Subsidiaries are complete and accurate in all material respects.  Neither Home Bancorp nor any of its Subsidiaries is delinquent in the payment of any tax, assessment or governmental charge or has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed.  The federal, state and local income tax returns of Home Bancorp  and its Subsidiaries have been examined by the applicable tax authorities (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Home Bancorp or any of its Subsidiaries as a result of such examinations or otherwise which have not been settled and paid.  There are currently no agreements in effect with respect to Home Bancorp or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any tax.  As of the date hereof, no audit, examination or deficiency or refund litigation with respect to such return is pending or, to the best of Home Bancorp’s and the MHC’s knowledge, threatened.

(c)           Neither Home Bancorp nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation or sharing of taxes other than an Inter-Company Tax Allocation Agreement between Home Bancorp and Home Federal dated as of October 12, 2005, (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Home Bancorp or any of its Subsidiaries (nor does Home Bancorp have any knowledge that the IRS has proposed any such adjustment or change of accounting method) or (iii) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

4.11	Legal Proceedings

There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or to the best knowledge of Home Bancorp and the MHC threatened against Home Bancorp, MHC or any of the Home Bancorp Subsidiaries or against any asset, interest or right of Home Bancorp, MHC or any of the Home Bancorp Subsidiaries, or against any officer, director or employee of them that in any such case, if decided adversely, would have a Material Adverse Effect on Home Bancorp.  Neither Home Bancorp or the MHC nor any Home Bancorp Subsidiary is a party to any order, judgment or decree which has or could reasonably be expected to have a Material Adverse Effect on Home Bancorp.

4.12	Compliance with Laws

(a)           The MHC and Home Bancorp and each of its Subsidiaries have all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as it is presently being conducted and the absence of which could reasonably be expected to have a Material Adverse Effect on Home Bancorp; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of Home Bancorp and the MHC, no suspension or cancellation of any of the same is threatened.

(b)           Neither Home Bancorp or MHC nor any of the Home Bancorp Subsidiaries is in violation of its Charter, Articles of Incorporation or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including all regulatory capital requirements), securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could reasonably be expected to have a Material Adverse Effect on Home Bancorp; and none of Home Bancorp, MHC or any of the Home Bancorp Subsidiaries has received any notice or communication from any federal, state or local governmental authority asserting that Home Bancorp, MHC or any of the Home Bancorp Subsidiaries is in violation of any of the foregoing which could reasonably be expected to have a Material Adverse Effect on Home Bancorp.  None of Home Bancorp, MHC or any of the Home Bancorp Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all savings banks, savings associations or holding companies thereof, as applicable, issued by governmental authorities), and none of Home Bancorp, MHC or any of the Home Bancorp Subsidiaries have received any written communication requesting that it enter into any of the foregoing.

4.13	Certain Information

None of the information relating to Home Federal, the MHC or the Holding Company supplied by them and to be included in (i) the Form S-1, including the Prospectus, will, at the time the Form S-1 and any amendment thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, will, at the time filed with the Commission, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (iii) the Application for Conversion, at the time the Application for Conversion and any amendment thereto is conditionally approved by the OTS under the regulations thereof, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (iv) the Proxy Statements, as of the date or dates such Proxy Statements are mailed to shareholders of the Company, shareholders of Home Bancorp and Members of the MHC and up to and including the date or dates of the respective meetings of shareholders and members to which such Proxy Statements relate, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.  The Prospectus and the Proxy Statements (except for such portions thereof as relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.14	Employee Benefit Plans

(a)           Home Bancorp and the MHC have Previously Disclosed all stock option, restricted stock, employee stock purchases and stock bonus plans, qualified pension or profit-sharing plans, any deferred compensation, consultant, bonus or group insurance contract or any other incentive, health and welfare or employee benefit plan or agreement maintained for the benefit of directors, employees or former employees of Home Bancorp or any of its Subsidiaries (the “Home Bancorp Employee Plans”), whether written or oral and Home Bancorp has previously furnished or made available to the Company accurate and complete copies of the same together with, in the case of qualified plans, (i) the most recent actuarial and financial reports prepared with respect thereto, (ii) the most recent annual reports filed with any governmental agency with respect thereto, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain thereto.

(b)           None of the MHC, Home Bancorp, any of Home Bancorp’s Subsidiaries, any Home Bancorp Employee Plan constituting an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Home Bancorp Pension Plan”) or to the best of Home Bancorp’s and the MHC’s knowledge, any fiduciary of a Home Bancorp Pension Plan has incurred any material liability to the PBGC or the IRS with respect to any such Home Bancorp Pension Plan.  To the best of Home Bancorp’s and the MHC’s knowledge, no reportable event under Section 4043(b) of ERISA has occurred with respect to any Home Bancorp Pension Plan.

(c)           Except as Previously Disclosed, neither Home Bancorp nor any of its Subsidiaries participate in and have not incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

(d)           A favorable determination letter has been issued by the IRS with respect to each Home Bancorp Pension Plan which is intended to qualify under Section 401 of the Code to the effect that the Home Bancorp Pension Plan is qualified under Section 401 of the Code and the trust associated with such Home Bancorp Pension Plan is tax exempt under Section 501 of the Code.  No such letter has been revoked or, to the best of Home Bancorp’s and the MHC’s knowledge, is threatened to be revoked and Home Bancorp and the MHC do not know of any ground on which such revocation may be based.  Neither Home Bancorp nor any of its Subsidiaries have any liability under any such Home Bancorp Pension Plan that is not reflected on the consolidated balance sheets of Home Bancorp at September 30, 2007 or the notes thereto included in the Home Bancorp Financial Statements, other than liabilities incurred in the ordinary course of business in connection therewith subsequent to the date thereof.

(e)           To the best of Home Bancorp’s and the MHC’s knowledge, no prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any Employee Plan which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or otherwise have a Material Adverse Effect on Home Bancorp.

(f)           Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the date hereof, and full payment will be so made (or proper accruals will be so established) of all contributions which are required for periods after the date hereof and prior to the Effective Time, under the terms of each Home Bancorp Employee Plan or ERISA; no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, exists with respect to any Home Bancorp Pension Plan, and there is no “unfunded current liability” (as defined in Section 412 of the Code) with respect to any Home Bancorp Pension Plan.  Home Bancorp has not incurred and does not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle of Title IV of ERISA.

(g)           To the best of Home Bancorp’s and the MHC’s knowledge, the Home Bancorp Employee Plans have been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations.

(h)           There are no pending or, to the best knowledge of Home Bancorp and the MHC, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Home Bancorp Employee Plans or any trust related thereto or any fiduciary thereof.

(i)            None of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Home Bancorp or any of its Subsidiaries under any Home Bancorp Employee Plan, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Home Bancorp Employee Plans, (C) result in any breach or violation of, or a default under, any Home Bancorp Employee Plan, (D) limit or restrict the ability to merge, amend or terminate any Home Bancorp Employee Plan or (E) result in any payment which may be nondeductible for federal income tax purposes pursuant to Sections 162(m) or 280G of the Code and the regulations issued thereunder.

4.15	Certain Contracts

(a)           Neither Home Bancorp or the MHC nor a Home Bancorp Subsidiary is a party to, is bound or affected by, receives, or is obligated to pay, benefits under (i) any agreement, arrangement or commitment, including without limitation any agreement, indenture or other instrument, relating to the borrowing of money by the MHC, Home Bancorp or a Home Bancorp Subsidiary (other than in the case of Home Federal deposits, FHLB advances, federal funds purchased and securities sold under agreements to repurchase in the ordinary course of business) or the guarantee by the MHC, Home Bancorp or a Home Bancorp Subsidiary of any obligation, other than by Home Federal in the ordinary course of its banking business, (ii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director, officer or employee of the MHC, Home Bancorp or a Home Bancorp Subsidiary, (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of the MHC, Home Bancorp or a Home Bancorp Subsidiary upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding pursuant to which the MHC, Home Bancorp or a Home Bancorp Subsidiary is obligated to indemnify any director, officer, employee or agent of the MHC, Home Bancorp or a Home Bancorp Subsidiary; (v) any agreement, arrangement or understanding to which the MHC, Home Bancorp or a Home Bancorp Subsidiary is a party or by which any of the same is bound which limits the freedom of the MHC, Home Bancorp or a Home Bancorp Subsidiary to compete in any line of business or with any person, (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the OTS or any other regulatory agency, or (vii) any other agreement, arrangement or understanding which would be required to be filed as an exhibit to the Annual Report on Form 10-KSB, the Quarterly Reports on Form 10-QSB or a Form 8-K under the Exchange Act and which has not been so filed.

(b)           Neither the MHC or Home Bancorp nor any of Home Bancorp’s Subsidiaries is in default or in non-compliance, which default or non-compliance could reasonably be expected to have a Material Adverse Effect on Home Bancorp, under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance.

4.16	Brokers and Finders

Except for Sandler O’Neill & Partners, L.P., none of MHC, Home Bancorp, any of Home Bancorp’s Subsidiaries, or the Holding Company, nor any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

4.17	Insurance

The MHC, Home Bancorp and each of Home Bancorp’s Subsidiaries is insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable laws and regulations.

4.18	Properties

All real and personal property owned by the MHC, Home Bancorp or any of Home Bancorp’s Subsidiaries or presently used by them in their business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on their respective business in the ordinary course of business consistent with its past practices.  The MHC and Home Bancorp have good and marketable title free and clear of all liens, encumbrances, charges, defaults or equities (other than equities of redemption under applicable foreclosure laws) to all of its material properties and assets, real and personal, except (i) liens for current taxes not yet due or payable (ii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the consolidated balance sheets of Home Bancorp as of September 30, 2007 included in the Home Bancorp Financial Statements.  All real and personal property which is material to Home Bancorp’s business on a consolidated basis and leased or licensed by Home Bancorp or any of its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

4.19	Labor

No work stoppage involving Home Bancorp or any of its Subsidiaries is pending or, to the best knowledge of Home Bancorp, threatened.  Neither Home Bancorp nor any of its Subsidiaries is involved in or to the best knowledge of Home Bancorp threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding involving the employees of Home Bancorp or any of its Subsidiaries which could have a Material Adverse Effect on Home Bancorp.  Employees of Home Bancorp and its Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the best of Home Bancorp’s knowledge, there have been no efforts to unionize or organize any employees of Home Bancorp or any of its Subsidiaries during the past five years.

4.20	Affiliates

Home Bancorp has Previously Disclosed to the Company a schedule of each person that, to the best of its knowledge, is deemed to be a Home Bancorp Affiliate.

4.21	Allowance for Losses on Loans

The allowance for losses on loans reflected on Home Bancorp’s consolidated balance sheets included in the September 30, 2007 Home Bancorp Financial Statements is, or will be in the case of subsequently delivered Home Bancorp Financial Statements, as the case may be, in the opinion of Home Bancorp’s management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans, net of recoveries.  The other real estate owned reflected on the consolidated balance sheets included in the September 30, 2007 Home Bancorp Financial Statements is, or will be in the case of subsequently delivered Home Bancorp Financial Statements, as the case may be, carried at the lower of cost or fair value, less estimated costs to sell, as required by generally accepted accounting principles.

4.22	Disclosures

None of the representations and warranties of Home Bancorp or MHC or any of the written information or documents furnished or to be furnished by Home Bancorp and/or MHC to the Company in connection with or pursuant to this Agreement or the consummation of the transactions contemplated hereby, when considered as a whole, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.

ARTICLE V
COVENANTS

5.1	Reasonable Best Efforts

Subject to the terms and conditions of this Agreement, each of the Company, Home Bancorp and the MHC (i) shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable under applicable laws and regulations so as to permit and otherwise enable consummation of the Conversion and the Merger as promptly as reasonably practicable, it being the intention of the parties that the Conversion be consummated immediately prior to the Effective Time and that the Bank Merger be consummated immediately following the Effective Time in accordance with Section 5.12 hereof, and (ii) shall cooperate fully with each other to that end.

5.2	Shareholder and Member Meetings

(a)           The Company and Home Bancorp agree to take, in accordance with applicable law and the Company’s Articles of Incorporation and Bylaws and Home Bancorp’s Charter and Bylaws, respectively, all action necessary to convene as soon as reasonably practicable an annual or a special meeting of their respective shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by the Company’s shareholders for consummation of the transactions contemplated hereby (including any adjournment or postponement, the “Company Meeting”) and any other matters required to be approved by Home Bancorp’s shareholders for consummation of the transactions contemplated hereby (including adoption of the Plan of Conversion and any adjournment or postponement, the “Home Bancorp Meeting”).  Except with the prior written approval of the Company or Home Bancorp, respectively, no other matters shall be submitted for the approval of the Company or Home Bancorp shareholders at the Company Meeting or the Home Bancorp Meeting, respectively, except, if the Company Meeting or Home Bancorp Meeting is an annual meeting, the election of directors and the ratification of the selection of independent auditors.  The Company Board and Home Bancorp Board shall at all times prior to and during their respective meetings recommend such approval and shall take all reasonable lawful action to solicit such approval by their respective shareholders; provided that nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, amending or modifying its recommendation if the Company Board determines, after consultation with its outside counsel, that such action is legally required in order for the directors to comply with their fiduciary duties to the Company’s shareholders under applicable law; provided, further, that Section 5.7 shall govern the withholding, withdrawing, amending or modifying of such recommendation by the Company Board in the circumstances described therein.  Notwithstanding anything to the contrary herein, this Agreement shall be submitted to the shareholders of Home Bancorp at the Home Bancorp Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve Home Bancorp of such obligation.

(b)           The MHC shall take all action necessary to properly call and convene a meeting of its members as soon as practicable to consider and vote upon the Conversion and the transactions contemplated thereby after receipt of all necessary approvals or non-objections of Governmental Entities.  The Board of Directors of the MHC will recommend that the members of the MHC approve the Conversion and the transactions contemplated thereby.

5.3	Regulatory Matters

(a)           The Parties hereto shall promptly cooperate with each other and use their reasonable best efforts to promptly prepare and file by February 1, 2008 or as soon as reasonably possible thereafter the Form S-1, the Prospectus and the Proxy Statements relating to the meetings of shareholders of the Company and Home Bancorp and the members of the MHC to be held pursuant to Section 5.2 of this Agreement (the “Company Proxy Statement”, the “Home Bancorp Proxy Statement” and the “MHC Proxy Statement,” respectively) under the Securities Act and the Exchange Act, as applicable.  Each of the Holding Company, Home Bancorp and the Company shall use its reasonable best efforts to have the Form S-1 declared effective under the Securities Act, the Home Bancorp Proxy Statement approved for mailing in definitive form under the Exchange Act and the MHC Proxy Statement approved or not objected to under the regulations of the OTS as promptly as practicable after such filings and the receipt of approval, of the Application for Conversion by the OTS and thereafter the Company and Home Bancorp shall promptly mail to their respective shareholders the Company Proxy Statement and Prospectus and Home Bancorp Proxy Statement and Prospectus, respectively, and the MHC shall promptly mail, or in the case of the Prospectus make available, to its members the MHC Proxy Statement and the Prospectus.  The Holding Company also shall use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the issuance of Holding Company Common Stock in connection with the Merger and the Conversion.  The Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any of the foregoing actions.  In the event that the Company has issued any securities, through its employee benefits plans or otherwise, in any offering which should have been registered or qualified under Federal or state securities laws which were not so registered or qualified, the Company shall promptly take such action as the parties hereto mutually agree in order to eliminate, reduce or mitigate, to the extent possible, any contingent or other liability which the Company may have as a result of such offering.

(b)           The Parties hereto shall promptly cooperate with each other and use their reasonable best efforts to promptly prepare and file by February 1, 2008 or as soon as reasonably possible thereafter all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities and third parties which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Conversion, the Merger and the Bank Merger). Home Bancorp, the MHC and the Company shall have the right to review in advance, and to the extent practicable each will consult with the others on, in each case subject to applicable laws relating to the exchange of information, all the information which appears in any filing made with or written materials submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the Parties hereto shall act reasonably and as promptly as practicable.  The Parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein.

(c)           Home Bancorp, the MHC and the Company shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors and officers and shareholders of the Company and Home Bancorp and such other matters as may be reasonably necessary or advisable in connection with the Form S-1 or any other statement, filing, notice or application made by or on behalf of Home Bancorp, Home Federal, the MHC, the Holding Company, the Company or the Bank to any Governmental Entity in connection with the Conversion, the Merger, the Bank Merger and the other transactions contemplated hereby.

(d)           Home Bancorp, the MHC and the Company shall promptly furnish each other with copies of written communications received by Home Bancorp, the MHC or the Company, as the case may be, or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

5.4	Investigation and Confidentiality

(a)           Each Party shall permit the other Party and its representatives reasonable access to its properties and personnel, and shall disclose and make available to such other Party all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of it and its Subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) and shareholders, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files, loan files, plans affecting employees, and any other business activities or prospects in which the other party may have a reasonable interest, provided that such access shall be reasonably related to the transactions contemplated hereby and, in the reasonable opinion of the respective Parties providing such access, not unduly interfere with normal operations.  Each Party and its Subsidiaries shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and shall not unduly interfere with normal operations.

(b)           All information furnished previously in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the Party furnishing the information until consummation of the transactions contemplated hereby and, if such transactions shall not occur, the Party receiving the information shall either destroy or return to the Party which furnished such information all documents or other materials containing, reflecting or referring to such information, and all copies thereof, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes.  The obligation to keep such information confidential shall continue for five years from the date the proposed transactions are abandoned but shall not apply to (i) any information which (x) the Party receiving the information can establish was already in its possession prior to the disclosure thereof by the Party furnishing the information; (y) was then generally known to the public; or (z) became known to the public through no fault of the Party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction, provided that the Party which is the subject of any such legal requirement or order shall use its best efforts to give the other Party at least ten business days prior notice thereof.

5.5	Press Releases

Home Bancorp and the Company shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby, and consult with each other as to the form and substance of other public disclosures which may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either party, following prior notification to the other party, from making any disclosure which is required by law or regulation.

5.6	Business of the Parties

(a)           During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the other Party, each Party shall carry on their respective businesses in the ordinary course consistent with past practice.  During such period, each Party also will use, and will cause each of is subsidiaries to use, all reasonable efforts to (x) preserve its business organization intact, (y) keep available to itself and the other Party the present services of its respective employees and (z) preserve for itself and the other Party the goodwill of its respective customers and others with whom business relationships exist.  Without limiting the generality of the foregoing, except as Previously Disclosed or with the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld, between the date hereof and the Effective Time, the Parties shall not, and shall cause each of their respective Subsidiaries not to:

(i)            declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Company Common Stock except Home Bancorp may pay regular quarterly cash dividends on the Home Bancorp Common Stock at a rate per share of Home Bancorp Common Stock not in excess of $0.06 per share; provided, however, that nothing contained herein shall be deemed to affect the ability of a Company Subsidiary or a Home Bancorp Subsidiary to pay dividends on its capital stock to the Company or Home Bancorp, respectively;

(ii)            issue any shares of its capital stock, other than upon the exercise of the Company Options referred to in Section 3.1 hereof, the exercise of any options outstanding as of the date hereof under the Home Bancorp 2005 Stock Option Plan or the vesting of share awards outstanding as of the date hereof pursuant to the Home Bancorp 2005 Recognition and Retention Plan and Trust Agreement or issue, grant, modify or authorize any Rights; purchase any shares of Company Common Stock; or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

(iii)           amend its Articles of Incorporation, Charter, Bylaws or similar organizational documents other than as contemplated by the terms of this Agreement; impose, or suffer the imposition, on any share of stock or other ownership interest held by a Party in a Party Subsidiary of any lien, charge or encumbrance or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any material debt or claim;

(iv)           increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to, any of its directors, officers or employees, except (i) as may be required pursuant to Previously Disclosed commitments existing on the date hereof, (ii) as may be required by law and (iii) merit increases in accordance with past practices, normal cost-of-living increases and normal increases related to promotions or increased job responsibilities;

(v)           except as Previously Disclosed, enter into or, except as may be required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any of the Company’s or Home Bancorp’s Pension Plans or the Company’s or Home Bancorp’s respective KSOP or ESOP (other than as required by law or regulation or in a manner and amount consistent with past practices) and except as specifically provided herein;

(vi)           enter into (w) any transaction, agreement, arrangement or commitment not made in the ordinary course of business, (x) any agreement, indenture or other instrument relating to the borrowing of money by the Party or a Party Subsidiary or guarantee by a Party or any Party Subsidiary of any such obligation, except in the case of the Bank or Home Federal for deposits, FHLB advances, federal funds purchased and securities sold under agreements to repurchase in the ordinary course of business consistent with past practice, (y) any agreement, arrangement or commitment relating to the employment of an employee or consultant, or amend any such existing agreement, arrangement or commitment, provided that the Company, the Bank, Home Bancorp and Home Federal may employ an employee or consultant in the ordinary course of business if the employment of such employee or consultant is terminable by the Company, the Bank, Home Bancorp or Home Federal, as the case may be, at will without liability, other than as required by law; or (z) any contract, agreement or understanding with a labor union;

(vii)          change its method of accounting in effect for the Company’s fiscal year ended December 31, 2006, or Home Bancorp’s fiscal year ended June 30, 2007, except as required by changes in laws or regulations or generally accepted accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for such year, except as required by changes in laws or regulations;

(viii)         except as Previously Disclosed, make any capital expenditures in excess of $75,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair; or enter into any new lease of real property or any new lease of personal property providing for annual payments exceeding $50,000;

(ix)           except as Previously Disclosed, file any applications or make any contract with respect to branching or site location or relocation;

(x)            acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) control over or any equity interest in any business or entity, except for investments in marketable equity securities in the ordinary course of business and not exceeding 5% of the outstanding shares of any class;

(xi)           enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

(xii)           change or modify in any material respect any of its lending or investment policies, except to the extent required by law or an applicable regulatory authority;

(xiii)         take any action that would prevent or impede the Merger or the Conversion from qualifying as a reorganization within the meaning of Section 368 of the Code;

(xiv)         enter into any futures contract, option contract, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xv)          take any action that would result in any of the representations and warranties contained in this Agreement not to be true and correct in any material respect at the Effective Time or that would cause any of the conditions set forth in Sections 6.1, 6.2 or 6.3 hereof not to be satisfied;

(xvi)         materially increase or decrease the rate of interest paid on time deposits or certificates of deposit, except in a manner and pursuant to policies consistent with past practices, or

(xvii)        agree to do any of the foregoing.

(b)           Each of the Company and Home Bancorp shall promptly notify the other Party in writing of the occurrence of any matter or event known to and directly involving it or any of its Subsidiaries, other than any changes in conditions that affect the banking or savings institution industry generally, that would have, either individually or in the aggregate, a Material Adverse Effect on it.

5.7	Certain Actions

(a)           The Company agrees that neither it nor any of its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and each such Subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal.  The Company further agrees that neither the Company nor any of its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and each such Subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Board of Directors of the Company, from complying with its disclosure obligations under federal or state law, and, if and only if the Company Meeting shall not have occurred, from (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of the Company receives from the Person so requesting such information an executed confidentiality agreement the terms of which are substantially identical to those of the confidentiality agreement entered into by the Company and Home Bancorp dated May 31, 2007; (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal or (C) recommending such an Acquisition Proposal to the shareholders of the Company, if and only to the extent that, in each such case referred to in clause (A), (B) or (C) above, (i) the Company Board determines in good faith (after consultation with outside legal counsel) that such action would be required in order for its directors to comply with their fiduciary duties under applicable law and (ii) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Merger.  An Acquisition Proposal which is received and considered by the Company in compliance with this Section 5.7 and which meets the requirements set forth in clause (C) of the preceding sentence is herein referred to as a “Superior Proposal.”  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals.  The Company agrees that it will notify Home Bancorp immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, the Company or any of its representatives.

(b)           In the event that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and upon advice from outside counsel, that it has received a Superior Proposal, it shall notify Home Bancorp in writing of its intent to terminate this Agreement and concurrently with or after such termination cause the Company to enter into an acquisition agreement with respect to, or recommend acceptance of, the Superior Proposal. Such notice shall specify all of the terms and conditions of such Superior Proposal and identify the Person making such Superior Proposal. Home Bancorp shall have five business days to evaluate and respond to the Company’s notice. If Home Bancorp notifies the Company in writing prior to the expiration of the five business day period provided above that it shall increase the Merger Consideration to an amount at least equal to that of such Superior Proposal (the “Home Bancorp Proposal”), then the Company shall not be permitted to enter into an acquisition agreement with respect to, or permit its Board to recommend acceptance to its shareholders of, such Superior Proposal. Such notice by Home Bancorp shall specify the new Merger Consideration.  The Company shall have five business days to evaluate the Home Bancorp Proposal.

(c)           In the event the Superior Proposal involves consideration to the Company’s shareholders consisting of securities, in whole or in part, a Home Bancorp Proposal shall be deemed to be at least equal to the Superior Proposal, if the Home Bancorp Proposal offers Merger Consideration that equals or exceeds the consideration being offered to the Company’s shareholders in the Superior Proposal valuing any securities forming a part of the Superior Proposal at its cash equivalent based upon (a) the average trading price of such securities for the 20 trading days immediately preceding the date of the Home Bancorp Proposal or (b) the written valuation of such securities by a nationally recognized investment banking firm selected if such securities are not traded on a nationally recognized exchange or will be newly issued securities that are not of a class then trading on a nationally recognized exchange. Any written valuation shall be attached as an exhibit to the Home Bancorp Proposal.

(d)           In the event that the Board of the Company determines in good faith, upon the advice of its financial advisor and outside counsel, that the Home Bancorp Proposal is not at least equal to the Superior Proposal, the Company can terminate this Agreement in order to execute an acquisition agreement with respect to, or to allow its Board to adopt a resolution recommending acceptance to the Company’s shareholders of, the Superior Proposal as provided in Section 7.1(h).

5.8	Current Information

During the period from the date of this Agreement to the Effective Time, each of Home Bancorp and the Company shall, upon the request of the other party, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby.  As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter ending after the date of this Agreement, Home Bancorp will deliver to the Company its quarterly report on Form 10-QSB under the Exchange Act.  As soon as reasonably available, but in no event more than 45 days after December 31, 2007, the Company will deliver to Home Bancorp audited statements of consolidated balance sheets (including related notes and schedules, if any) of the Company as of December 31, 2007 and 2006 and statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of the Company for each of the years in the three-year period ended December 31, 2007.  The Company also will deliver to Home Bancorp each Call Report filed by the Bank with the FDIC and any financial information filed by the Company with the FRB, including but not limited to FR Y-6 and FR Y-9SP, subsequent to the date of this Agreement, concurrently with the filing of such Call Report or information with the FRB, as applicable.  Within 25 days after the end of each month, Home Bancorp will deliver to the Company an unaudited consolidated balance sheet and an unaudited consolidated statement of income, without related notes, for such month prepared in accordance with generally accepted accounting principles.  Within 25 days after the end of each month, the Bank shall deliver to Home Bancorp an unaudited balance sheet and an unaudited statement of income, without related notes, for such month prepared in accordance with generally accepted accounting principles.  Within 25 days after the end of each quarter, the Company will deliver to Home Bancorp an unaudited consolidated balance sheet and an unaudited consolidated statement of income, without related notes, for such quarter prepared in accordance with generally accepted accounting principles.

5.9	Indemnification; Insurance

(a)           From and after the Effective Time, the Holding Company (the “Indemnifying Party”) shall provide indemnification to any present or former director, officer or employee of the Company and each Company Subsidiary, in each case determined as of the Effective Time (the “Indemnified Parties”), with respect to any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether, civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, if first asserted or claimed prior to the date hereof and Previously Disclosed, if first asserted or claimed between the date hereof and the Effective Time and disclosed pursuant to Section 5.16 hereof or if first asserted or claimed after the Effective Time, to the fullest extent, if any, that such Indemnified Party would have been entitled to indemnification by the Company or any Company Subsidiary under the Articles of Incorporation or Bylaws of the Company or any Company Subsidiary as Previously Disclosed, provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim, and provided, further, that nothing contained herein shall extend or be deemed a waiver of any applicable statute of limitations in respect of any claim or claim for indemnification.  Without limiting the foregoing, all limitations of liability existing in favor of the Indemnified Parties in the Articles of Incorporation or Bylaws of the Company or any Company Subsidiary, arising out of matters existing or occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect.

(b)           Any Indemnified Party wishing to claim indemnification under Section 5.9(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not materially prejudice the Indemnifying Party.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest) in accordance with the obligations set forth in Section 5.9(a) hereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld, and (iv) the Indemnifying Party shall have no obligation hereunder in the event a federal banking agency or a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(c)           The Holding Company shall maintain the Company’s existing directors’ and officers’ liability insurance policy (or purchase an insurance policy providing coverage on substantially the same terms and conditions) for acts or omissions occurring prior to the Effective Time by persons who are currently covered by such insurance policy maintained by the Company and the Company Subsidiaries for a period of six years following the Effective Time, provided, however, that in no event shall the Holding Company be required to expend on an annual basis more than 150% of the amount paid by the Company and the Company Subsidiaries as of the date hereof for such insurance coverage (the “Insurance Amount”) to maintain or procure such insurance coverage, and further provided that if the Holding Company is unable to maintain or obtain the insurance called for hereby, the Holding Company shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.  At the request of the Holding Company, the Company shall use reasonable efforts to procure the insurance coverage referred to in the preceding sentence prior to the Effective Time.

(d)           In the event that the Holding Company or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case the successors and assigns of such entity shall assume the obligations set forth in this Section 5.9, which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each director and officer covered hereby and the heirs and estates thereof.

5.10	Directors and Executive Officers

(a)           On or prior to the Effective Time, the Holding Company shall take all action necessary to increase the size of its Board of Directors to sixteen (16) members, effective as of the Effective Time, consisting of the current nine (9) members of the Board of Directors of Home Bancorp and the seven (7) members of the Company’s Board of Directors (the “Company Designees”).  In addition, Home Federal, on or prior to the effective time of the Bank Merger, shall take all action necessary to increase the size of its Board of Directors to fourteen (14) members, effective as of the effective time of the Bank Merger, consisting of the current nine (9) members of the Board of Directors of Home Federal and the five (5) members of the Bank’s Board of Directors (the “Bank Designees”).  Each of the Holding Company and Home Federal shall take all action to appoint or elect, effective as of the Effective Time or the effective time of the Bank Merger, as applicable, such persons in the classes as set forth below.

Directors of the Holding Company

Class I	Class II	Class III
(Term expiring in 2008)	(Term expiring in 2009)	(Term expiring in 2010)

David A. Herndon III	Henry M. Hearne	Walter T. Colquitt III
Woodus K. Humphrey	Clyde D. Patterson	Daniel R. Herndon
David L. Winkler	Amos L. Wedgeworth, Jr.	Scott D. Lawrence
John H. Meldrum Jr.	Winston E. Rice	Ron C. Boudreaux
Wayne L. Simpson	Armand L. Roos	Phillip L. Israel
Mark M. Harrison

Directors of the Home Federal

Class I	Class II	Class III
(Term expiring in 2008)	(Term expiring in 2009)	(Term expiring in 2010)

David A. Herndon III	Henry M. Hearne	Walter T. Colquitt III
Woodus K. Humphrey	Clyde D. Patterson	Daniel R. Herndon
David L. Winkler	Amos L. Wedgeworth, Jr.	Scott D. Lawrence
John H. Meldrum, Jr	Phillip L. Israel	Ron C. Boudreaux
	Armand L. Roos	Mark M. Harrison

(b)           At the end of the initial term for each of the directors of the Holding Company and Home Federal, each of the directors shall be re-nominated for an additional three-year term, subject to the fiduciary duties of the Board of Directors of the Holding Company.  As of the Effective Time, the Executive Committee of each of the Holding Company and Home Federal shall be comprised of Daniel R. Herndon, Henry M. Hearne, Ron C. Boudreaux and David L. Winkler.  The Executive Committees of the Holding Company and Home Federal may each make recommendations with respect to the composition of the other committees of the respective Boards of Directors of the Holding Company and Home Federal, as applicable.

(c)           On or prior to the Effective Time, each of Home Federal and the Holding Company agrees to take all action necessary to elect Daniel R. Herndon as Chairman of the Boards of Directors of Home Federal and the Holding Company and Chief Executive Officer of the Holding Company, Ron C. Boudreaux as the President and Chief Operating Officer of the Holding Company, President and Chief Executive Officer of Home Federal and Chairman of the Executive Committee of Home Federal and David L. Winkler as Vice Chairman of the Boards of Directors of Home Federal and the Holding Company.

5.11	Employees and Employee Benefit Plans

(a)           All employees of the Company, the Bank or any other Company Subsidiary as of the Effective Time (collectively, “Company Employees”) shall become employees of the Holding Company or a Holding Company Subsidiary as of the Effective Time, provided that, other than as provided by Section 5.11(f) hereof, the Holding Company or a Holding Company Subsidiary shall have no obligation to continue the employment of any such person and nothing contained in this Agreement shall give any employee of the Holding Company or a Holding Company Subsidiary a right to continuing employment with the Holding Company or a Holding Company Subsidiary after the Effective Time.  To the extent that the Holding Company or a Holding Company Subsidiary terminates the employment of any Company, Bank, Home Bancorp or Home Federal Employee (other than those employees, if any, who receive payments pursuant to Section 5.11(d) hereof), other than for cause, within six months following the Effective Time, the Holding Company shall, or shall cause a Holding Company Subsidiary to, provide severance benefits in a cash amount as mutually agreed to by Home Bancorp and the Company, provided, however that in no event shall the Holding Company or a Holding Company Subsidiary have any obligation to provide severance benefits to any Company Employee whose termination of employment occurs due to resignation or discharge for cause or who is entitled to severance benefits or the equivalent thereof under the terms of an individual contract with the Company or the Bank.

(b)           Each Company Employee who remains employed by the Holding Company or a Holding Company Subsidiary following the Effective Time (each, a “Continuing Employee”) shall be entitled to participate in (i) such of the employee benefit plans, deferred compensation arrangements, bonus or incentive plans and other compensation and benefit plans that the Holding Company or a Holding Company Subsidiary may continue for the benefit of Continuing Employees following the Effective Time and (ii) whatever employee benefit plans and other compensation and benefit plans (other than any stock option or restricted stock grant plan implemented by the Holding Company or assumed thereby from Home Bancorp) that the Holding Company or a Holding Company Subsidiary may maintain for the benefit of its similarly situated employees on an equitably equivalent basis, if such Continuing Employee is not otherwise then participating in a similar plan described in Section 5.11(c) hereof.  The parties hereto acknowledge that Continuing Employees shall be eligible to participate in the stock option plan and the recognition and retention restricted stock plan anticipated to be implemented by the Holding Company within one year subsequent to the Effective Time (subject to receipt of necessary corporate, regulatory and shareholder approval) based upon the same criteria as other employees of Home Federal or the Holding Company and the level of grants shall give due regard to, among other factors, relative levels of title, duties, salary and other compensation and benefits.

(c)           (i)            At the Effective Time, the Holding Company or a Holding Company Subsidiary shall become the plan sponsor of each Company Employee Plan.  The Company agrees to take or cause to be taken such actions as the Holding Company or a Holding Company Subsidiary may reasonably request to give effect to such assumption.  The Holding Company or a Holding Company Subsidiary shall have the right and power at any time following the Effective Time to amend or terminate or cease benefit accruals under any Company Employee Plan or cause it to be merged with or its assets and liabilities to be transferred to a similar plan maintained by it.

(ii)           For purposes of its employee benefit plans, the Holding Company and each Holding Company Subsidiary shall treat Continuing Employees as new employees, but shall amend its plans to provide credit for all purposes (other than benefit accrual) for each Continuing Employee’s service with the Company, the Bank and any other Subsidiary of the Company to the extent that such service was recognized for similar purposes under the Company Employee Plans immediately prior to the Effective Time.  Continuing Employees and their covered dependents will not be deprived of any partial or complete coverage under any employee benefit plan of the Holding Company or a Holding Company Subsidiary (which provides the type of benefits similar to benefits under any Company Employee Plan) because of any waiting period or pre-existing condition or previous medical treatments, except to the extent that such pre-existing condition or previous medical treatments were excluded from coverage under a Company Employee Plan, in which case this Section 5.11(c)(ii) shall not require coverage for such pre-existing condition or previous medical treatments to the same extent such coverage was excluded under a Company Employee Plan.  To the extent that the initial period of coverage for Continuing Employees under any employee benefit plan of the Holding Company or a Holding Company Subsidiary that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA overlaps with the 12 months coverage period of an applicable Company Employee Plan, Continuing Employees shall be given credit during the initial period of coverage for any deductibles and coinsurance payments made by Continuing Employees under any Company Employee Plan during any partial period.  The Holding Company and each Holding Company Subsidiary shall use their best efforts (including making any amendments) to require that any lifetime limitation on benefits under any welfare benefit plan of the Holding Company or a Holding Company Subsidiary shall be applied without regard to benefits received under the Company’s welfare benefit plans on account of claims arising prior to the Effective Time.

(d)           At and following the Effective Time, Home Federal shall honor, and the Holding Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of the Company and its Subsidiaries existing as of the Effective Time, as well as all employment, severance, deferred compensation or “change-in-control” agreements, plans or policies of the Company which are Previously Disclosed, other than any contractual rights which are superseded by the terms of the new employment agreements being entered into as of the Effective Time pursuant to Section 5.11(f) hereof.

(e)           The Company shall (1) take any actions necessary to cause the KSOP to be terminated immediately prior to the Effective Time, subject to the consummation of the Merger, and for the balances in all Participants’ Aggregate Accounts (as defined in the KSOP) to become fully vested and nonforfeitable as of the date of termination; (2) cause the account balances of all KSOP participants to be distributed in a lump sum (or transferred in accordance with Section 401(a)(31) of the Code) as soon as practicable following the later of (a) the Effective Time or (b) the date of a receipt of a favorable determination letter from the IRS regarding the qualified status of the KSOP upon its termination; and (3) adopt amendment(s) to the KSOP, in form and substance reasonably satisfactory to Home Bancorp, as may be requested by the IRS in connection with the request for a determination letter.  As soon as practicable after the date hereof, the Company shall file a request for a determination letter from the IRS regarding the continued qualified status of the KSOP upon its termination.  Prior to the Effective Time, Company and, following the Effective Time, the Holding Company shall use their respective best efforts to obtain such favorable determination letter (including, but not limited to, making such changes to the KSOP as may be requested by the IRS as a condition to its issuance of a favorable determination letter).  In addition, not later than the Effective Time, the Holding Company or Home Federal, as applicable, shall make any amendments necessary to its 401(k) plan or ESOP, as applicable to allow a direct rollover to such plans of amounts distributed under the KSOP excluding a direct rollover of any participant’s account subject to one or more loans that are outstanding under the KSOP unless such loans are satisfied in full prior to such direct rollover.

(f)            (i) As of the Effective Time, Home Federal and the Holding Company shall enter into employment agreements with Messrs. Daniel R. Herndon and Ron C. Boudreaux in the forms attached hereto as Appendix F, Appendix G, Appendix H and Appendix I, respectively, or in such form as such employment agreements are revised in connection with the review by Governmental Entities of the transactions contemplated by this Agreement, (ii) immediately prior to or as of the Effective Time, the Amended and Restated Executive Employment Agreement dated June 13, 2006 by and among the Company, the Bank and Ron C. Boudreaux will be terminated in accordance with the terms of the First Amendment thereto dated December 11, 2007 and (iii) Amendment Number Two  to the Supplemental Executive Retirement Plan of the Bank will have been adopted and remain in full force and effect.

(g)           With respect to each Company Employee Benefit Plan subject to Section 409A of the Code, the Company agrees to amend each such plan or cause each such plan to be amended to the extent necessary to comply with Section 409A of the Code (or to cause such plan, in whole or in part, to avoid the application of Section 409A of the Code by preserving the terms of such plan, and the law in effect, for benefits vested as of December 31, 2004) prior to the Effective Time.  Such amendments shall be provided to Home Bancorp and its counsel a reasonable time prior to their proposed adoption by the Company or the Bank and shall be subject to the prior consent of Home Bancorp, which shall not be unreasonably withheld.

5.12	Bank Merger

Home Bancorp, Home Federal, the Holding Company and the Company shall take, and the Company shall cause the Bank to take, all necessary and appropriate actions, including causing the Bank and Home Federal to enter into a merger agreement (the “Bank Merger Agreement”), to cause the Bank to merge with and into Home Federal (the “Bank Merger”) immediately after the Effective Time in accordance with the requirements of all applicable laws of the OTS and regulations promulgated thereunder.  Home Federal shall be the surviving corporation in the Bank Merger (the “Surviving Bank”), and shall continue its corporate existence under the laws of the OTS as a wholly-owned subsidiary of the Holding Company.  The directors and executive officers of the Surviving Bank upon consummation of the Bank Merger shall be the directors and executive officers of Home Federal immediately prior to the consummation of the Bank Merger, except as provided in Section 5.10 of this Agreement.  Upon consummation of the Bank Merger, the separate corporate existence of the Bank shall cease and the name of the Surviving Bank shall be “First Louisiana Bank.”

5.13	Organization of the Holding Company

Prior to the Effective Time, Home Bancorp shall cause the Holding Company to be organized under the BCL.  Following the organization of the Holding Company and prior to the Effective Time, the Board of Directors shall approve this Agreement and the transactions contemplated hereby, and Home Bancorp shall cause the Holding Company to execute and deliver an appropriate instrument of accession to this Agreement in the form attached hereto as Appendix J (“Accession Agreement”), whereupon the Holding Company shall become a party to, and be bound by, this Agreement.

5.14	Shareholder Agreements

Shareholder Agreements, in the form attached as Appendix A and Appendix B hereto, shall have been executed and delivered by each director of the Company and Home Bancorp, respectively, in connection with the execution and delivery of this Agreement. In addition, the Shareholder Agreement in the form attached hereto as Appendix C shall have been executed by the MHC in connection with the execution and delivery of this Agreement.  Furthermore, the Company shall use its reasonable best efforts to cause each such person who is a Company Affiliate to execute and deliver to the Holding Company within 30 days of the date hereof an agreement in the form of Appendix K hereto.

5.15	Integration of Policies; Certain Modifications

During the period from the date of this Agreement to the Effective Time, the Company and the Bank shall, and shall cause their directors, officers and employees to, cooperate and assist Home Bancorp and Home Federal in the formulation of a plan of integration for the Holding Company and Home Federal and the Company and the Bank with respect to their combined operations subsequent to the Effective Time.  At or before the Effective Time, upon the request of Home Bancorp, the Company shall, consistent with GAAP, modify and change its employee benefits, loan, litigation and real estate valuation policies and practices so as to be applied consistently on a mutually satisfactory basis with those of Home Bancorp; provided, however, that the Company shall not be required to take such action (x) more than five Business Days prior to the Effective Time, and (y) unless Home Bancorp agrees in writing that all conditions to Closing set forth in Article VI have been satisfied or waived (other than those conditions relating to delivery of documents on the Closing Date); and provided further that no party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any such actions which may be undertaken on account of this Section 5.15.

5.16	Disclosure Supplements

From time to time prior to the Effective Time, each Party shall promptly supplement or amend any materials Previously Disclosed and delivered to the other Party pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in materials Previously Disclosed to the other Party or which is necessary to correct any information in such materials which has been rendered materially inaccurate thereby; no such supplement or amendment to such materials shall be deemed to have modified the representations, warranties and covenants of the Parties for the purpose of determining whether the conditions set forth in Article VI hereof have been satisfied.

5.17	Failure to Fulfill Conditions

In the event that either of the Parties hereto determines that a condition to its respective obligations to consummate the transactions contemplated may not be fulfilled on or prior to the termination of this Agreement, it will promptly notify the other Party.  Each Party will promptly inform the other Party of any facts applicable to it that would be likely to prevent or materially delay approval of the Merger, the Conversion or any of the other transactions contemplated hereby by any Governmental Entity or third party or which would otherwise prevent or materially delay consummation of such transactions.

5.18	Statutory Trust

Prior to the Effective Time, the Company, with the assistance of the Holding Company, shall use its best efforts to obtain a supplemental indenture with the trustees of the outstanding floating rate junior subordinated deferrable interest debentures to evidence the succession of the Holding Company as of the Effective Time. The form of the supplemental indenture shall be reasonably acceptable to the Holding Company, and the Holding Company agrees to assume the covenants, agreements and obligations of the Company under such indenture.

ARTICLE VI
CONDITIONS PRECEDENT

6.1	Conditions Precedent – Home Bancorp, the MHC and the Company

The respective obligations of Home Bancorp, the MHC and the Company to effect the Merger shall be subject to satisfaction of the following conditions at or prior to the Effective Time.

(a)           All corporate action necessary to authorize the execution and delivery of this Agreement and consummation of the Conversion, the Merger, the Bank Merger and the other transactions contemplated hereby shall have been duly and validly taken by Home Bancorp, the MHC, the Holding Company, and the Company, including without limitation approval of this Agreement by the requisite respective votes of the shareholders of the Company and Home Bancorp and the approval of the Plan of Conversion by the requisite votes of the shareholders of Home Bancorp and the members of the MHC.

(b)           All approvals and consents from any Governmental Entity the approval or consent of which is required for the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby shall have been received and all statutory waiting periods in respect thereof shall have expired; and Home Bancorp, Home Federal, the MHC, the Holding Company, the Company and the Bank shall have procured all other approvals, consents and waivers of each person (other than the Governmental Entities referred to above) whose approval, consent or waiver is necessary to the consummation of the Merger and the other transactions contemplated hereby and the failure of which to obtain would have the effects set forth in the following proviso clause; provided, however, that no approval or consent referred to in this Section 6.1(b) shall be deemed to have been received if it shall include any condition or requirement that, individually or in the aggregate, would so materially reduce the economic or business benefits of the transactions contemplated by this Agreement to Home Bancorp that had such condition or requirement been known, Home Bancorp, in its reasonable judgment, would not have entered into this Agreement.

(c)           None of Home Bancorp, Home Federal, the MHC, the Holding Company, the Company or the Bank shall be subject to any statute, rule, regulation, injunction or other order or decree which shall have been enacted, entered, promulgated or enforced by any governmental or judicial authority which prohibits, restricts or makes illegal consummation of the Merger or the other transactions contemplated hereby.

(d)           The Form S-1 shall have become effective under the Securities Act, and Home Bancorp shall have received all state securities laws or “blue sky” permits and other authorizations or there shall be exemptions from registration requirements necessary to issue the Holding Company Common Stock in connection with the Merger and the Conversion, and neither the Form S-1 nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the Commission or any state securities authority.

(e)           The shares of Holding Company Common Stock to be issued in connection with the Merger and the Conversion shall have been approved for listing on The Nasdaq Stock Market.

(f)           The Conversion shall have been consummated.

6.2	Conditions Precedent – The Company

The obligations of the Company to effect the Merger shall be subject to satisfaction of the following conditions at or prior to the Effective Time unless waived by the Company pursuant to Section 7.4 hereof.

(a)           The representations and warranties of Home Bancorp and the MHC set forth in Article IV hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, or on the date when made in the case of a representation and warranty which specifically relates to an earlier date.  Notwithstanding the preceding sentence, except for the representations and warranties contained in Section 4.13, any inaccuracies in the representations and warranties of Home Bancorp and the MHC shall not prevent the satisfaction of the condition contained in this Section 6.2(a) unless the cumulative effect of all such inaccuracies, taken in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Home Bancorp.  In applying the preceding sentence, the determination of whether a representation and warranty of Home Bancorp and the MHC is inaccurate shall be made without regard to any language in Article IV which would otherwise qualify such representation and warranty individually by reference to materiality or a Material Adverse Effect.

(b)           Home Bancorp and the MHC shall have performed in all material respects all obligations and complied with all covenants required to be performed and complied with by it pursuant to this Agreement on or prior to the Effective Time.

(c)           Home Bancorp and the MHC shall have delivered to the Company a certificate, dated the date of the Closing and signed by their respective President and Chief Executive Officer and by their respective principal financial officer, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d)           No proceeding initiated by any Governmental Entity seeking an order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated hereby shall be pending.

(e)           Home Bancorp shall have furnished the Company with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.2 as such conditions relate to Home Bancorp as the Company may reasonably request.

(f)           The Company shall have received the written opinion of Hunton & Williams LLP, dated as of the Effective Time, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as constituting a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Home Bancorp, the Company and others, reasonably satisfactory in form and substance to such counsel.

6.3	Conditions Precedent – Home Bancorp and the MHC

The obligations of Home Bancorp and the MHC to effect the Merger shall be subject to satisfaction of the following conditions at or prior to the Effective Time unless waived by Home Bancorp and the MHC pursuant to Section 7.4 hereof.

(a)           The representations and warranties of the Company set forth in Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, or on the date when made in the case of a representation and warranty which specifically relates to an earlier date.  Notwithstanding the preceding sentence, except for the representations and warranties contained in the second and fourth sentences of Section 3.1 and Section 3.13, any inaccuracies in the representations and warranties of the Company shall not prevent the satisfaction of the condition contained in this Section 6.3(a) unless the cumulative effect of all such inaccuracies, taken in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on the Company.  In applying the preceding sentence, the determination of whether a representation and warranty of the Company is inaccurate shall be made without regard to any language in Article III which would otherwise qualify such representation and warranty individually by reference to materiality or a Material Adverse Effect.

(b)           The Company shall have performed in all material respects all obligations and covenants required to be performed by it pursuant to this Agreement on or prior to the Effective Time.

(c)           The Company shall have delivered to Home Bancorp and the MHC a certificate, dated the date of the Closing and signed by its President and Chief Executive Officer and by its principal financial officer, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d)           No proceeding initiated by any Governmental Entity seeking an order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated hereby shall be pending.

(e)           The Company shall have furnished Home Bancorp and the MHC with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.1 and 6.3 as such conditions relate to the Company as Home Bancorp may reasonably request.

(f)           Home Bancorp and the MHC shall have received the written opinion of Elias, Matz, Tiernan & Herrick L.L.P., dated as of the Effective Time, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as constituting a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Home Bancorp, the Company and others, reasonably satisfactory in form and substance to such counsel.

ARTICLE VII
TERMINATION, WAIVER AND AMENDMENT

7.1	Termination

This Agreement may be terminated:

(a)           at any time on or prior to the Effective Time, by the mutual consent in writing of the parties hereto;

(b)           at any time on or prior to the Effective Time, by Home Bancorp in writing if the Company has, or by the Company in writing if Home Bancorp has, in any material respect, breached (provided that the terminating Party is not then in material breach of any representation or warranty or material covenant or agreement) (i) any material covenant or undertaking contained herein or (ii) any representation or warranty contained herein, and in either case, such breach (x) is not cured within 30 days following written notice to the Party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching Party not to consummate the transactions contemplated hereby under Article VI hereof.

(c)            at any time, by either Home Bancorp or the Company in writing, (i) if any application for prior approval of a Governmental Entity which is necessary to consummate the Merger, the Conversion or the other transactions contemplated hereby is denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such approval, unless within the 25-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 7(c)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the Merger, the Conversion or the other transactions contemplated by this Agreement;

(d)           at any time, by either Home Bancorp or the Company in writing, if (i) the shareholders of the Company do not approve this Agreement by the requisite vote at a meeting duly called for such purpose (or at any adjournment or postponement thereof), (ii) the shareholders of Home Bancorp do not approve this Agreement by the requisite vote at a meeting duly called for such purpose (or at any adjournment thereof) or (iii) (a) the members of the MHC do not approve the Plan of Conversion at a meeting duly called for such purpose (or at any adjournment thereof or (b) the shareholders of Home Bancorp do not approve the Plan of Conversion by the requisite vote at a meeting duly called for such purpose (or at any adjournment thereof), unless in either case the failure of such occurrence shall be due to the failure of the party seeking to terminate to perform or observe in any material respect its agreements set forth herein to be performed or observed by such party at or before the Effective Time; and

(e)           by either Home Bancorp or the Company in writing if the Effective Time has not occurred by the close of business on July 31, 2008, provided that this right to terminate shall not be available to any Party whose failure to perform an obligation in breach of such Party’s obligations under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date.

(f)           At any time prior to the Company Meeting, by Home Bancorp if (i) the Company shall have breached Section 5.7, (ii) the Company Board shall have failed to make its recommendation referred to in Section 5.2(a), withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Home Bancorp or (iii) the Company shall have materially breached its obligations under Section 5.2(a) by failing to call, give notice of, convene and hold the Company Meeting in accordance with Section 5.2(a).

(g)           By Home Bancorp if a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Home Bancorp or a Subsidiary thereof), and the Company Board recommends that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten-Business Day period specified in Rule 14e-2(a) under the Exchange Act.

(h)           At any time prior to the Company Meeting, by the Company in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by the Company and the Company Board in compliance with Section 5.7 hereof, provided, however, that this Agreement may be terminated by the Company pursuant to this Section 7.1(h) only after the fifth Business Day following Home Bancorp’s receipt of written notice from the Company in accordance with Section 5.7(b) advising Home Bancorp that the Company is prepared to enter into an Acquisition Agreement with respect to a Superior Proposal, and only if, during such five-Business Day period, Home Bancorp does not, in its sole discretion, make an offer to the Company that the Company Board determines in good faith, after consultation with its financial and legal advisors, is at least equal to the Superior Proposal.

(i)           At any time prior to the Home Bancorp Meeting, by the Company if (i) the Home Bancorp Board shall have failed to make its recommendation referred to in Section 5.2(a), withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of the Company or (ii) Home Bancorp shall have materially breached its obligations under Section 5.2(a) by failing to call, give notice of, convene and hold the Home Bancorp Meeting in accordance with Section 5.2(a)

For purposes of this Section 7.1, termination by Home Bancorp also shall be deemed to be a termination on behalf of the Holding Company and the MHC.

7.2	Effect of Termination

In the event that this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement shall become void and have no effect, except that (i) the provisions relating to confidentiality set forth in Section 5.4(b) and expenses and the termination fees set forth in Section 8.1, and this Section 7.2, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b), (c), (d), (e), (f), (g), (h), (i) shall not relieve the breaching Party from liability for willful breach of any covenant, undertaking, representation or warranty giving rise to such termination.

7.3	Survival of Representations, Warranties and Covenants

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time other than covenants that by their terms are to be performed after the Effective Time (including without limitation the covenants set forth in Sections 5.9, 5.10, 5.11 and 5.12 hereof), provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive Home Bancorp, the MHC or the Company (or any director, officer or controlling person of either thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Home Bancorp or the Company.

7.4	Waiver

Each Party hereto by written instrument signed by an executive officer of such party, may at any time extend the time for the performance of any of the obligations or other acts of the other Parties hereto and may waive (i) any inaccuracies of the other Parties in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, (iii) to the extent permitted by law, satisfaction of any of the conditions precedent to its obligations contained herein or (iv) the performance by the other parties of any of their obligations set forth herein, provided that any such waiver granted, or any amendment or supplement pursuant to Section 7.5 hereof executed after shareholders of the Company have approved this Agreement shall not modify either the amount or form of the consideration to be provided hereby to the holders of Company Common Stock upon consummation of the Merger or otherwise materially adversely affect such shareholders without the approval of the shareholders who would be so affected.

7.5	Amendment or Supplement

This Agreement may be amended or supplemented at any time by mutual agreement of the Parties hereto, subject to the proviso to Section 7.4 hereof.  Any such amendment or supplement must be in writing and authorized by or under the direction of their respective Boards of Directors.

  ARTICLE VIII
  MISCELLANEOUS

8.1	Expenses; Termination Fees

(a)           Each Party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel, provided that notwithstanding anything to the contrary contained in this Agreement, neither Home Bancorp or the MHC nor the Company shall be released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b)           In recognition of the efforts, expenses and other opportunities foregone by Home Bancorp and the MHC while structuring and pursuing the Merger, the Parties hereto agree that the Company shall pay to Home Bancorp a termination fee of $700,000 (the “Termination Fee”) in the manner set forth below if:

(i)             this Agreement is terminated by Home Bancorp pursuant to Section 7.1(f) or (g);

(ii)            this Agreement is terminated by (A) Home Bancorp pursuant to Section 7.1(b), (B) by either Home Bancorp or the Company pursuant to Section 7.1(e), or (C) by either Home Bancorp or the Company pursuant to Section 7.1(d)(i) (other than by reason of any breach by Home Bancorp or the Company, respectively), and in the case of any termination pursuant to clause (A), (B) or (C) an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the senior management of the Company or the Board of Directors of the Company (or any Person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the shareholders of the Company contemplated by this Agreement at the Company Meeting, in the case of clause (C), or the date of termination of this Agreement, in the case of clause (A) or (B); or

(iii)           this Agreement is terminated by the Company pursuant to Section 7.1(h).

In the event the Termination Fee shall become payable pursuant to Section 8.1(b)(i) or (ii), (x) the Company shall pay to Home Bancorp an amount equal to $250,000 on the first Business Day following termination of this Agreement, and (y) if within 24 months after such termination, the Company or a Company Subsidiary enters into any agreement with respect to, or consummates, any Acquisition Proposal, the Company shall pay to Home Bancorp the Termination Fee (net of any payment made pursuant to clause (x) above) on the date of execution of such agreement or consummation of the Acquisition Proposal.  In the event the Termination Fee shall become payable pursuant to Section 8.1(b)(iii), the Company shall pay to Home Bancorp the entire Termination Fee on the first Business Day following the date of termination of this Agreement.  Any amount that becomes payable pursuant to this Section 8.1(b) shall be paid by wire transfer of immediately available funds to an account designated by Home Bancorp.

(c)           The Company, Home Bancorp and the MHC agree that the agreement contained in paragraph (b) of this Section 8.1 is an integral part of the transactions contemplated by this Agreement, that without such agreement Home Bancorp and the MHC would not have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by either the Company or Home Bancorp.  If the Company fails to pay Home Bancorp hereto the amounts due thereto under paragraph (b) above within the time periods specified therein, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Home Bancorp in connection with any action in which Home Bancorp prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.2	Entire Agreement

This Agreement contains the entire agreement among the parties with respect to the transactions contemplated hereby and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein and therein.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors.  Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors, any rights, remedies, obligations or liabilities other than as set forth in Sections 5.9, 5.10 and 5.11 hereof.

8.3	No Assignment

None of the parties hereto may assign any of its rights or obligations under this Agreement to any other person.

8.4	Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, telecopied (with confirmation) or sent by overnight mail service or by registered or certified mail (return receipt requested), postage prepaid, addressed as follows:

If to Home Bancorp and the MHC:

Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101
Attn:	Daniel R. Herndon
President and Chief Executive Officer
Fax:	(318) 674-2622

With a required copy to:

Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W.
Washington, DC 20005
Attn:	Raymond A. Tiernan, Esq.
Fax:	(202) 347-2172

If to the Company:

First Louisiana Bancshares, Inc.
1350 East 70th Street
Shreveport, Louisiana 71105
Attn:	Ron C. Boudreaux
President and Chief Executive Officer
Fax:	(318) 629-1440

With a required copy to:

Attn:	Zonnie Breckinridge, Esq.
Hunton & Williams LLP
401 Congress Avenue, Suite 2500
Austin, Texas 78701
Fax:	(512) 542-5049

8.5	Alternative Structure

Notwithstanding any provision of this Agreement to the contrary, Home Bancorp and the MHC may, with the written consent of the Company, which shall not be unreasonably withheld, elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the acquisition of the Company set forth herein, provided that (i) such modification will not adversely affect the tax treatment of the Company’s shareholders as a result of receiving shares of Holding Company Common Stock, (ii) the consideration to be paid to the holders of the Company Common Stock is not thereby changed in kind or reduced in amount as a result of such modification and (iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals or impair or prevent the satisfaction of any other condition to the obligations of Home Bancorp and the MHC set forth in Sections 6.1 and 6.3 hereof.

8.6	Interpretation

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

8.7	Counterparts

This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana applicable to agreements made and entirely to be performed within such jurisdiction.  Any dispute arising hereunder shall be brought before a court located in the State of Louisiana.  Each of the Parties hereto waives all rights to a trial by jury in any action, proceeding or counteraction related to or arising out of this Agreement and the transactions contemplated hereby.
[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seal to be hereunto affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.

HOME FEDERAL BANCORP, INC. OF LOUISIANA

Attest:
/s/ DeNell W. Mitchell		By:	/s/ Daniel R. Herndon
Name:	DeNell W. Mitchell	Name:	Daniel R. Herndon
Title:	Corporate Secretary	Title:	President and Chief Executive Officer

HOME FEDERAL MUTUAL HOLDING COMPANY OF LOUISIANA

Attest:
/s/ DeNell W. Mitchell		By:	/s/ Daniel R. Herndon
Name:	DeNell W. Mitchell	Name:	Daniel R. Herndon
Title:	Corporate Secretary	Title:	President and Chief Executive Officer

FIRST LOUISIANA BANCSHARES, INC.

Attest:
/s/ Rhonda R. Hensley		By:	/s/ Ron C. Boudreaux
Name:	Rhonda R. Hensley	Name:	Ron C. Boudreaux
Title:	Corporate Secretary	Title:	President and Chief Executive Officer

Appendix B

[Sandler O’Neill + Partners, L.P. Letterhead]

[Form of Fairness Opinion]

_______, 2008

Board of Directors
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, LA 71101-3643

Ladies and Gentlemen:

Home Federal Bancorp, Inc. of Louisiana (“Home Bancorp”), Home Federal Mutual Holding Company of Louisiana (the “MHC”) and First Louisiana Bancshares, Inc. (“First Louisiana”) have entered into an Agreement and Plan of Merger, dated as of December 11, 2007 pursuant to which First Louisiana will be merged with and into New Home Federal Bancorp, Inc.(“Holding Company”), a to be formed business corporation which shall be organized by Home Federal Savings and Loan Association (“Home Federal”) for the purposes of becoming the stock-form holding company of Home Federal upon the consummation of the Conversion and acquiring the Company pursuant to the terms of the Agreement (the “Merger”).  Pursuant to the terms of the Agreement, each share of Company common stock, other than certain shares as specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof (a) a cash amount equal to $28.00 (the “Per Share Cash Consideration”) or (b) the number of shares of Holding Company commons stock equal to the quotient (the “Exchange Ratio”) determined by dividing (i) $28.00 by (ii) the Final Purchase Price of Holding Company common stock (or 2.8 shares assuming a Final Purchase Price of $10.00 per share) (the “Per Share Stock Consideration” and together with the Per Share Cash Consideration, the “Merger Consideration”).  Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement.  The other terms and conditions of the Merger are more fully set forth in the Agreement.  You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Home Bancorp.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.  In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of  Home Bancorp that we deemed relevant; (iii) certain audited financial statements and other historical financial information of First Louisiana as provided by senior management of Home Bancorp that we deemed relevant; (iv) certain operating and financial information as provided by the management of Home Bancorp relating to Home Bancorp, its business and prospects; (v) certain operating and financial information as provided by the management of First Louisiana relating to First Louisiana, its business and prospects; (vi) the pro forma impact of the proposed conversion of the MHC from the mutual form of organization to the capital stock form of organization; (vii) the pro forma financial impact of the Merger on Home Bancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Home Bancorp;  (viii) the publicly reported historical price and trading activity for Home Bancorp’s common stock, including a comparison of certain financial and stock market information for Home Bancorp and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Home Bancorp, the business, financial condition, results of operations and prospects of Home Bancorp and held similar discussions with certain members of senior management of First Louisiana regarding the business, financial condition, results of operations and prospects of First Louisiana.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by Home Bancorp and First Louisiana or its respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion.  We have further relied on the assurances of management of Home Bancorp and First Louisiana that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.  We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Home Bancorp and First Louisiana or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.  We did not make an independent evaluation of the adequacy of the allowance for loan losses of Home Bancorp and First Louisiana nor have we reviewed any individual credit files relating to Home Bancorp and First Louisiana.  We have assumed, with your consent, that the respective allowances for loan losses for both Home Bancorp and First Louisiana are adequate to cover such losses.

With respect to the respective prospects reviewed with the respective managements of Home Bancorp and First Louisiana and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies reviewed with the management of Home Bancorp and used by Sandler O’Neill in its analyses, Home Bancorp’s and First Louisiana’s managements confirmed to us that they reflected the best currently available estimates and judgments of such respective management and we assumed that such performances would be achieved.  We express no opinion as to such prospects or the assumptions on which they are based.  We have also assumed that there has been no material change in Home Bancorp’s and First Louisiana’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.  We have assumed in all respects material to our analysis that Home Bancorp and First Louisiana will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes.  Finally, with your consent, we have relied upon the advice Home Bancorp has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof could materially affect this opinion.  We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.  We are expressing no opinion herein as to what the value of Holding Company’s common stock will be when issued to First Louisiana’s shareholders pursuant to the Agreement or the prices at which Home Bancorp’s or Holding Company’s common stock may trade at any time.

We have acted as Home Bancorp’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this Opinion, which is due upon our rendering of the Opinion.    Home Bancorp has also agreed to indemnify us against certain liabilities arising out of our engagement.  As you are aware, we are representing the MHC in its Conversion from the mutual form of organization to the capital stock form of organization and will receive a fee for those services.

This Opinion has been approved by Sandler O’Neill’s fairness opinion committee.  We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the company’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Home Bancorp and their affiliates.  We may also actively trade the equity or debt securities of Home Bancorp or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Home Bancorp in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Merger Consideration to Home Bancorp  and does not address the underlying business decision of Home Bancorp to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Home Bancorp or the effect of any other transaction in which Home Bancorp might engage.  Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to Home Bancorp from a financial point of view.

Very truly yours

Sandler O'Neill & Partners

Appendix C

[National Capital Corporation Letterhead]

February 25, 2008

Board of Directors
First Louisiana Bancshares, Inc.
P.O. Box 52079
Shreveport, Louisiana  71135

Members of the Board:

National Capital Corporation (“National Capital”) has been engaged by the board of directors of First Louisiana Bancshares, Inc. (the “Company”) to provide a fairness opinion on the consideration to be paid to shareholders as a result of the proposed Agreement and Plan of Merger by and among Home Federal Bancorp, Inc. of Louisiana, Home Federal Mutual Holding Company of Louisiana and First Louisiana Bancshares, Inc.

In rendering this fairness opinion, we reviewed, analyzed and relied upon certain financial and other factors as we deemed appropriate under the circumstances, including, among others:

1.	the proposed Agreement and Plan of Merger by and among Home Federal Bancorp, Inc. of Louisiana, Home Federal Mutual Holding Company of Louisiana and First Louisiana Bancshares, Inc.;

2.
the Company’s historical and current financial position and results of operations, including information related to interest income, interest expense, net interest margin, net non-interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the Company’s financial statements;

3.
the Company’s assets and liabilities, on a consolidated basis, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources, costs and liquidity;

4.	results of the Company’s recent regulatory examinations;

5.	the Company’s future earnings and dividend paying capacity;

6.	certain other publicly available financial and other information concerning the Company;

7.	the general economic, market and financial conditions affecting the operations and business prospects of the Company and Home Federal;

8.	Home Federal’s pro forma consolidated financial projections;

9.	Home Federal’s plan of conversion, encompassing the transactions whereby Home Federal will convert from the mutual to the stock form of organization;

10.	the competitive and economic outlook for the Company’s trade area and the banking industry in general; and

11.
publicly available information concerning certain other banks and bank holding companies, the trading markets and prevailing market prices for their securities, and the nature and terms of certain other merger or share exchange transactions involving banks or bank holding companies.

We also used our experience in securities valuation and knowledge of financial institutions, including banks, bank holding companies and other financial institutions in determining the fairness of the proposed transaction.  This opinion is based upon conditions as they existed, and could be evaluated, on the date of the opinion and upon information made available to National Capital through that date.

In rendering our appraisal and fairness opinion, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and did not attempt to independently verify the information.  National Capital is not an expert in the independent verification of the adequacy of loan and lease losses and assumed, without independent verification, that the aggregate allowances for loan and lease losses is adequate to cover the losses.  National Capital did not make or obtain any evaluations or appraisals of the properties of the Company, nor did we examine any individual loan credit files.

C-1

First Louisiana Bancshares, Inc.
Fairness Opinion

We have been retained by the board of directors of the Company to act as an independent financial advisor to the Company in connection with the proposed transaction and will receive a fee from the Company for our services, no portion of which is contingent upon the consummation of the proposed transaction or the analysis, opinions or conclusions expressed in this letter.

Our opinion is necessarily based upon market, economic and other conditions as of the date set forth above, and on the information made available to us.  Our opinion does not address the merits of the underlying decision by the Company to engage in the proposed transaction and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the transaction or any other matter related thereto.  We have not considered, nor are we expressing any opinion herein with respect to, the prices at which shares of Company stock will trade at any time prior to the completion of the transaction.  Neither are we expressing any opinion with respect to the prices at which shares of the merged institution will trade after the completion of the transaction.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the consideration to be paid to shareholders of the Company as set forth in the proposed transaction, is fair, from a financial point of view, to all shareholders of the Company, including those shareholders who are not directors or executive officers of the Company.

This opinion is available for disclosure to the shareholders of the Company.  Accordingly, we hereby consent to the inclusion of this opinion and the reference to our firm in the proxy statement provided to the shareholders of the Company.

Sincerely,

National Capital Corporation

By:	T. Jefferson Fair, AVAPresident

C-2

Appendix D

LOUISIANA REVISED STATUTES
TITLE 12.  CORPORATIONS AND ASSOCIATIONS
CHAPTER 1.  BUSINESS CORPORATION LAW
PART 13.  DISSENTING SHAREHOLDERS' RIGHTS, FAIR PRICE PROTECTION, AND
CONTROL SHARE ACQUISITION

§ 12:131. Rights of a shareholder dissenting from certain corporate actions

A.           Except as provided in Subsection B of this Section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(G), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

B.           The right to dissent provided by this Section shall not exist in the case of:

(1)           A sale pursuant to an order of a court having jurisdiction in the premises.

(2)           A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

(3)           Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation issuing such stock provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

C.           (1)           (a)           Except as provided in Paragraph (4) of this Subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty percent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records.

(b)          An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(2)           Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this Section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock.

(3)           Unless the objection, demand, and acknowledgment are made and delivered by the shareholder within the period limited in Paragraphs (1) and (2), he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken.

D-1

(4)           In the case of a merger pursuant to R.S. 12:112(G), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as provided in Paragraph (2), and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as prescribed in Paragraph (2).

D.           If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

E.           In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

F.           When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

G.           If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

H.           Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

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